Form 10-K, Exhibit 13
period 1993-12-31
PUERTO RICAN CEMENT CO INC
filed 1994-03-29
CIK 81076

                                                                      EXHIBIT 13

Puerto Rican Cement Company, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


- --------------------------------------------------------------------------------

         This section represents Management's discussion and analysis of the Company's consolidated financial condition and results of operations. It should be read in conjunction with the accompanying financial statements.

- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

         Income before cumulative effect of changes in accounting principles was $12,436,000 or $2.14 per share, in 1993, compared to $10,107,000 or $1.74 per share, in the prior year. During 1993 the Company adopted Statements of Financial Accounting Standards (SFAS) Nos. 106 and 109. The adoption of these two statements decreased net income for the year to $11,880,000, or $2.05 per share.

         Consolidated net sales increased by 4% in 1993 due mainly to an increase of 5% or $0.25 cents per bag in average cement selling prices which became effective in April 1993. Consolidated net sales for 1992 were $2,700,000 higher than in 1991 as a result of increased sales in both the cement and paper bags divisions. Cement bags sold increased moderately from 18,130,000 bags in 1992 to 18,203,000 in 1993. In 1991 cement sales totalled 17,697,000 bags.

         Gross margin improved slightly to 36.6% in 1993 from 34.4% in 1992 and 34.7% in 1991. In 1993 consolidated cost of sales did not change substantially from the prior year. A small increase of 1.4% or $759,000 was principally attributed to changes in property tax rates. Cost of sales for 1992 increased to $52,532,000 from $50,946,000 in 1991. During 1993 and 1992 economies in the Grey Cement Division were generated by the use of the dry process. Some of these savings were partially offset by increases in depreciation, taxes and insurance.

         Consolidated selling, general and administrative expenses were $10.4 million, $9.8 million and $9.4 million in 1993, 1992 and 1991, respectively, an increase of 6% in 1993 and 4% in 1992.

         In 1993 interest and financial charges of $2,654,000 were $318,000 or 10.7% lower than 1992 due principally to the repayment of principal on various debts. Interest on loans related to the cement grinding conversion project were capitalized during 1993. In 1991, interest related to the financing of the dry process conversion was capitalized until the month of July when the project was completed. During 1992 interest was charged to expense during the whole year, thus resulting in a $1.3 million increase in this charge.

         Interest income resulted principally from investments primarily in U.S. Government securities of excess funds generated from operations. The $607,000 increase in 1993 reflected the combined effect of securities bearing a higher rate of interest and a bigger average investment portfolio than in the prior year. Decreases in 1992 of $481,000 when compared to 1991 resulted from low interest rates prevailing during that year plus a smaller average investment portfolio.


- --------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1993 the Company had cash and cash equivalents totalling $431,000 compared to $5,474,000 at December 31, 1992. Working capital declined from $43,897,000 at December 31, 1992 to $33,934,000 at December 31, 1993. These decreases were due principally to efforts made by the Company to improve the rate of return on its investments by pursuing long-term maturities in securities with higher interest yields. This investment policy is a continuation of the policy implemented during 1992 and has resulted in an increase of $23,645,000 in long-term investments from the $8,867,000 invested in this kind of

Puerto Rican Cement Company, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

- --------------------------------------------------------------------------------

         securities at December 31, 1992. Management believes that the quality and excellent secondary market for these long-term investments in U.S. Government securities ensure their liquidity.

         Current ratio decreased to 3.0 to 1 in 1993 from 4.1 to 1 in 1992 chiefly from the decrease in short-term investments caused by the previously explained change to long-term investments and an increase in current liabilities. In Management's opinion, future cash flows generated from operations, actual cash and cash equivalent balances and the short-term borrowing resources available to the Company will be sufficient to provide for the Company's cash requirements in the foreseeable future.

         An increase in notes and accounts receivable of $2,664,000 resulted from two principal factors: the increase in average cement selling price decreed in 1993 and higher cement sales during 1993's fourth quarter as compared to the last quarter of 1992. The decline of $2,631,000 in inventories was due to decreases in: a) clinker (work-in-process), as a result of a higher cement production during this year, b) coal, as a result of an increase in the consumption of this material and timing of shipments, and c) gypsum (raw materials), since no shipment of this material was received during the year 1993.

         Current liabilities increased $3,308,000 due to an increase in current maturities of long-term debt, accounts payable and accrued liabilities. Accounts payable and accrued liabilities were $1,997,000 higher than in 1992 due primarily to an increase in the amount due on coal shipments as of the end of the year.

         Capital spending totalled $9,137,000 and was mainly attributable to the conversion of two existing slurry mills to cement grinding. This project, with an estimated cost of $16 million, is an integral part of the Company's long-term capital improvement program directed to achieve maximum efficiency through modern and technologically advanced facilities. Funding of this project has been obtained from commercial banks.

         Long-term debt increased from $24,500,000 on December 31, 1992 to $26,633,000 on December 31, 1993. This increase in long-term debt resulted from proceeds from the mills conversion loans.

         The increase of $2,153,000 in deferred income taxes is the net result of the use of the accelerated flexible depreciation method for tax purposes, the deferred tax effect of the accrual of postretirement benefit obligations and the effect of the adoption of SFAS 109.

         As discussed in Note 8 to the Consolidated Financial Statements, the Company had available credit facilities for short-term borrowing and discount of trade notes receivable of $12.6 million at December 31, 1993.

         The Company's Board of Directors declared a quarterly dividend of $0.15 per common share at its December 1993 meeting, an increase of
         2.5 cents per share over previous quarters. Dividends declared in 1993 totalled $0.525 per common share.

     NEW ACCOUNTING STANDARD

         As further discussed in Note 1 to the Consolidated Financial Statements, the Company will adopt in 1994 the provisions of FASB's Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company's policy is to hold its investments to maturity; therefore, management does not expect a significant impact from the adoption of this standard.





Puerto Rican Cement Company, Inc
SELECTED FINANCIAL DATA


- -----------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                               1993           1992            1991          1990            1989
- -----------------------------------------------------------------------------------------------------------------------
Operating revenues(1).................         $84,027,588    $80,021,520     $77,968,505   $81,993,050     $79,336,097
Income before income tax..............          19,145,787     15,426,354      14,666,908    17,922,924      19,525,009
Tax provision ........................           6,710,065      5,319,720       4,388,418     5,851,873       6,211,806
Effect of change in accounting for
  postretirement benefits other than
  pensions (net of tax of $1,020,600).          (1,409,400)
Cumulative effect of change in
 accounting for income tax............             853,410
Net income............................          11,879,732     10,106,634      10,278,490    12,071,051      13,313,203
Net income per share(2)...............                2.14           1.74            1.77          2.08            2.28
Current assets .......................          51,207,564     57,862,068      58,209,916    63,946,232      55,442,789
Current liabilities...................          17,273,306     13,965,498      12,072,586    12,672,238      11,958,748
Working capital ......................          33,934,258     43,896,570      46,137,330    51,273,994      43,484,041
Current ratio.........................                2.96           4.14            4.82          5.05            4.64
Property, plant and equipment.........         107,968,603    105,747,681     108,353,458    95,519,838      81,061,275
Cash restricted for use in the dry
 process conversion project...........                                                          942,009      13,809,540
Long-term investments.................          32,512,367      8,866,765
Total assets..........................         193,283,596    174,185,209     168,294,577   162,141,277     152,270,177
Long-term debt (exclusive of
 current portion).....................          26,633,080     24,500,000      30,357,143    33,375,000      35,707,494
Deferred income taxes ................          26,028,233     23,875,370      21,755,663    20,182,252      18,972,580
Postretirement benefit liability......           2,673,947
Stockholders' equity-net..............         120,675,030    111,844,341     104,109,185    95,911,788      85,631,355
Dividends per share...................                0.53           0.41            0.36          0.31            0.31
Cement sales in barrels...............           4,550,738      4,532,476       4,424,466     4,679,424       4,502,904
- -----------------------------------------------------------------------------------------------------------------------


(1) Includes revenue from realty operations: 1993-$653,721; 1992-$119,634; 1991-$816,503; 1990-$437,258; 1989-$707,640
(2) Excluding, in 1993, the cumulative effect of changes in accounting for postretirement benefits and income taxes of ($0.24) and $0.15, respectively.

Puerto Rican Cement Company, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS


- --------------------------------------------------------------------------------

        PRICE WATERHOUSE



         February 18, 1994


         To the Board of Directors
         and Stockholders of
         Puerto Rican Cement Company, Inc.



         In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for postretirement health benefits and income taxes in 1993.



         /s/ PRICE WATERHOUSE
         --------------------

         Certified Public Accountants
         (OF PUERTO RICO)
         License No. 10 Expires Dec. 1, 1995
         Stamp 1185773 of the P.R. Society of
         Certified Public Accountants has been
         affixed to the file copy of this report.

Puerto Rican Cement Company, Inc.
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS


- ------------------------------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                                1993             1992              1991
- ------------------------------------------------------------------------------------------------------------------------------
Net sales ......................................................               $ 83,373,867      $79,901,886       $77,152,002
Revenue from realty operations - net ...........................                    653,721          119,634           816,503
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                 84,027,588       80,021,520        77,968,505
- ------------------------------------------------------------------------------------------------------------------------------
Cost and expenses:
  Cost of sales ................................................                 53,290,853       52,531,736        50,945,790
  Selling, general and administrative expenses .................                 10,396,754        9,843,764         9,430,640
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                 63,687,607       62,375,500        60,376,430
- ------------------------------------------------------------------------------------------------------------------------------
    Income from operations .....................................                 20,339,981       17,646,020        17,592,075
- ------------------------------------------------------------------------------------------------------------------------------
Other charges (credits):
  Loss on disposition of idle equipment and spare parts ........                                                     2,576,465
  Interest and financial charges, net of
    interest charged to construction ...........................                  2,654,054        2,971,529         1,620,451
  Interest income ..............................................                 (1,238,858)        (632,030)       (1,112,827)
  Other income..................................................                   (221,002)        (119,833)         (158,922)
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                  1,194,194        2,219,666         2,925,167
- ------------------------------------------------------------------------------------------------------------------------------
  Income before income taxes and cumulative
    effect of accounting changes ...............................                 19,145,787       15,426,354        14,666,908
Provision for income taxes .....................................                  6,710,065        5,319,720         4,388,418
- ------------------------------------------------------------------------------------------------------------------------------
  Income before cumulative
    effect of accounting changes ...............................                 12,435,722       10,106,634        10,278,490
Effect of change in accounting
  for postretirement benefits other than pensions
  (net of income tax benefit of $1,020,600).....................                 (1,409,400)
Cumulative effect of change in accounting
  for income taxes .............................................                    853,410
- ------------------------------------------------------------------------------------------------------------------------------
  Net income....................................................                 11,879,732       10,106,634        10,278,490
Retained earnings at beginning of year..........................                 93,060,910       89,325,754        81,128,357
Common stock split .............................................                                  (4,000,000)
Cash dividends declared $0.53, $0.41
  and $0.36 per share in 1993, 1992
  and 1991, respectively .......................................                 (3,049,043)      (2,371,478)       (2,081,093)
- ------------------------------------------------------------------------------------------------------------------------------
Retained earnings at end of year................................               $101,891,599      $93,060,910       $89,325,754
==============================================================================================================================
Earnings per share:
Income before cumulative effect of
  accounting changes ...........................................               $       2.14      $      1.74       $      1.77
Effect of change in accounting for
  postretirement benefits other than pensions ..................                      (0.24)
Cumulative effect of change in accounting for income taxes .....                       0.15
- ------------------------------------------------------------------------------------------------------------------------------
Net income per share ...........................................               $       2.05      $      1.74       $      1.77
==============================================================================================================================


The accompanying notes are an integral part of this statement.

Puerto Rican Cement Company, Inc.
CONSOLIDATED BALANCE SHEET



- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
December 31,                                                                     1993             1992
- ------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash ..............................................                     $   431,293     $    130,782
  Time Deposits......................................                                        5,342,720
- ------------------------------------------------------------------------------------------------------
    Cash and cash equivalents .......................                         431,293        5,473,502
  Short-term investments.............................                         520,000        2,727,937
  Notes and accounts receivable, net ................                      13,626,159       10,961,829
  Inventories........................................                      33,141,836       35,773,103
  Prepaid expenses...................................                       3,488,276        2,925,697
- ------------------------------------------------------------------------------------------------------
    Total current assets ............................                      51,207,564       57,862,068
Property, plant and equipment-net....................                     107,968,603      105,747,681
Long-term investments ...............................                      32,512,367        8,866,765
Other assets.........................................                       1,595,062        1,708,695
- ------------------------------------------------------------------------------------------------------
                                                                         $193,283,596     $174,185,209
======================================================================================================


Puerto Rican Cement Company, Inc.
CONSOLIDATED BALANCE SHEET



- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
December 31,                                                                     1993             1992
- ------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt .....................                $  7,491,735     $  5,857,143
  Accounts payable ......................................                   3,785,341        2,408,518
  Accrued liabilities....................................                   4,500,812        3,880,461
  Dividends payable .....................................                     871,155          725,963
  Income taxes payable ..................................                     624,263        1,093,413
- ------------------------------------------------------------------------------------------------------
    Total current liabilities ...........................                  17,273,306       13,965,498
- ------------------------------------------------------------------------------------------------------
Long-term liabilities:
  Long-term debt, less current portion ..................                  26,633,080       24,500,000
  Deferred income taxes .................................                  26,028,233       23,875,370
  Postretirement benefit liability ......................                   2,673,947
- ------------------------------------------------------------------------------------------------------
    Total long-term liabilities .........................                  55,335,260       48,375,370
- ------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, authorized 2,000,000 shares
   of $5.00 par value each; none issued
  Common stock, authorized 20,000,000 shares
    of $1.00 par value each; 6,000,000 shares issued.....                   6,000,000        6,000,000
  Additional paid-in capital.............................                  14,367,927       14,367,927
  Retained earnings......................................                 101,891,599       93,060,910
- ------------------------------------------------------------------------------------------------------
                                                                          122,259,526      113,428,837
LESS - 192,300 shares of common stock in treasury, at cost.                 1,584,496        1,584,496
- ------------------------------------------------------------------------------------------------------
  Total stockholders' equity ............................                 120,675,030      111,844,341
- ------------------------------------------------------------------------------------------------------
Commitments and contingent liabilities...................
======================================================================================================
                                                                         $193,283,596     $174,185,209
======================================================================================================

The accompanying notes are an integral part of this statement.

Puerto Rican Cement Company, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS


- ----------------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                               1993         1992           1991
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net Income .....................................................             $11,879,732  $10,106,634    $10,278,490
- ----------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income
   to net cash provided by operating activities:
  Effect of change in accounting for postretirement benefits
    other than pensions (net of income tax benefit of $1,020,600).               1,409,400
  Cumulative effect of change in accounting for income taxes......                (853,410)
  Depreciation, depletion and amortization........................               6,916,046    6,934,608      4,982,751
  Provision for deferred income taxes ............................               4,026,873    2,119,707      1,573,411
  Provision for postretirement benefits...........................                 390,000
  Postretirement benefits paid....................................                (146,053)
  Loss on disposition of idle equipment and spare parts ..........                                           2,576,465
  Gain on sale of land ...........................................                              (22,454)      (175,276)
  Loss on sale of short-term investments .........................                   5,534
  Gain on sale of long-term investments...........................                (103,613)
  Changes in assets and liabilities:
   (Increase) decrease in notes and accounts receivable ..........              (2,664,330)   1,615,886       (543,076)
   Decrease (increase) in inventories.............................               2,631,267   (4,568,410)    (1,477,635)
   Increase in prepaid expenses ..................................                (562,579)    (111,403)       (72,817)
   Decrease in other assets ......................................                 113,633       22,508          1,995
   Increase (decrease) in accounts payable .......................               1,376,823   (2,221,931)      (233,204)
   Increase (decrease) in accrued liabilities.....................                 620,351      704,446       (423,538)
   (Decrease) increase in income taxes payable....................                (469,150)   1,083,794       (427,483)
- ----------------------------------------------------------------------------------------------------------------------
    Total adjustments.............................................              12,690,792    5,556,751      5,781,593
- ----------------------------------------------------------------------------------------------------------------------
   Net cash provided by operating activities .....................              24,570,524   15,663,385     16,060,083
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Decrease (increase) in short-term investments...................               2,202,403   (2,727,937)
  Capital expenditures ...........................................              (9,136,968)  (4,329,320)   (19,803,268)
  Decrease in cash restricted for dry process
    conversion project ...........................................                                             942,009
  Proceeds from sale of land......................................                               22,943        423,987
  Purchase of long-term investments...............................             (40,892,391)  (8,866,765)
  Proceeds from sale of long-term investments ....................              17,350,402
- ----------------------------------------------------------------------------------------------------------------------
    Net cash used in investing activities.........................             (30,476,554) (15,901,079)   (18,437,272)
- ----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from loans.............................................              12,624,815
  Payment of principal on long-term debt .........................              (8,857,143)  (3,482,143)    (2,678,571)
  Dividends paid..................................................              (2,903,851)  (2,419,875)    (1,935,805)
- ----------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) financing activities...........                 863,821   (5,902,018)    (4,614,376)
- ----------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents.............................              (5,042,209)  (6,139,712)    (6,991,565)
Cash and cash equivalents at beginning of year ...................               5,473,502   11,613,214     18,604,779
- ----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year..........................             $   431,293  $ 5,473,502    $11,613,214
=======================================================================================================================

The accompanying notes are an integral part of this statement.

Puerto Rican Cement Company, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- --------------------------------------------------------------------------------

NOTE 1--REPORTING ENTITY AND SUMMARY OF ACCOUNTING POLICIES:
The Company was organized in 1938 under the laws of the Commonwealth of Puerto Rico. It is engaged primarily in the production of cement and related products.

Summary of accounting policies
The following summarizes the most significant accounting policies judged by management to be the most appropriate in the circumstances to present the Company's consolidated financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Statement of cash flows
For purposes of the statement of cash flows, interest bearing deposits and other investments with maturities of less than three months at the time of acquisition are considered cash equivalents.

Investments
Investments are carried at cost, adjusted for amortization of premiums or accretion of discounts. Short-term investments consist primarily of bank time deposits, U.S. Treasury Bills, and other U.S. government securities. Long-term investments consist primarily of U.S. government and agencies securities with maturities over one year. The Company has both the intent and ability to hold these investments to maturities.
   In 1993 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments in Debt and Equity Securities". This statement will be adopted in 1994.
   This new standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Those investments are to be classified in three categories and accounted for as follows:
- - Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- - Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

   Management does not expect a significant impact from the adoption of SFAS 115 as it continues the policy of holding investments to maturity.

Inventories
Inventories are stated at the lower of average cost or market. Inventory cost includes the related material, labor and overhead cost.
   Land for sale includes the original cost of land and all development costs incurred to bring land to a saleable condition.

Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line basis over the estimated useful life of each type of asset. Depletion of quarries is calculated on the units-of-production method.
   Maintenance and repair costs which do not extend the life or improve productive capacity of the respective assets are expensed as incurred. Cost of renewals and betterments is capitalized. When assets are sold, retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Interest charged to construction
The Company capitalizes interest as a component of the cost of construction. Interest capitalized totaled $88,800 and $1,940,000 in 1993 and 1991, respectively. No interest was capitalized in 1992.

Goodwill
Goodwill, included in other assets, was acquired before November 1, 1970 and, as permitted by generally accepted accounting principles, will be amortized only when there has been a reduction in value.

Income taxes
As discussed in Note 10, the Company adopted, in January 1993, Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". This standard requires an asset and liability approach to the recognition of the tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in financial statements. Certain expenses, primarily depreciation, are reported for tax purposes in different periods from those in which they are reported in the financial statements. Deferred taxes are provided on these and other temporary differences between the tax basis of assets and liabilities and their reported amounts in financial statements.
   The financial statements for 1992 and 1991 have not been restated for the adoption of SFAS 109. For those years, deferred taxes resulting from timing differences were accounted for by the net change method in accordance with Accounting Principles Board Opinion No. 11 (APB 11).

Employee benefit plans
The Company has a trusteed non-contributory retirement plan. Pension costs are computed on the basis of accepted actuarial methods. The Projected Unit Credit method is used to determine pension expense. Pension expense includes service cost for benefits earned during the period, interest cost and amortization of unrecognized prior service cost, of gains and losses on plan assets and of the transition amount over a 15-year period. The Company's funding policy is to contribute annually the maximum amount that can be deducted for income tax.

- ------------------------------------------------------------------------------
         The Company also offers post-retirement medical and life insurance benefits. This plan is not funded and expenses were recognized as paid until 1992. As discussed in Note 11, the Company adopted, in January 1993, Statement of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" (OPEB), which requires the recognition of the expected cost of providing post-retirement health care benefits to an employee or its beneficiaries over their service period.
        In November of 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits". SFAS 112, which must be adopted in 1994, requires employers to accrue the cost of postemployment benefits (including salary continuation, severance and disability benefits, job training and counseling and continuation of benefits such as health care and life insurance coverage) to former or inactive employees. The adoption of SFAS 112 will not have a significant impact on the Company's financial position and results of operations.

Earnings per share
Earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the year. Earnings per share for 1991 has been retroactively restated for the effect of the stock split effected in 1992. The weighted average number of shares outstanding during the year, after stock split, was 5,807,700 in 1993, 1992 and 1991.

Profit recognition on sale of real estate
Land and development costs are allocated to lots sold proportionately based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collectibility is not reasonably assured and revenue therefore is not measurable.

NOTE 2--NOTES AND ACCOUNTS RECEIVABLE:
Notes and accounts receivable consist of:

- ------------------------------------------------------------------------------------------------------------
                                                                            1993                        1992
- ------------------------------------------------------------------------------------------------------------

Notes receivable:
  Trade .........................................                    $     3,317                 $   109,937
  Other .........................................                         89,131                      69,672
- ------------------------------------------------------------------------------------------------------------
                                                                          92,448                     179,609
- ------------------------------------------------------------------------------------------------------------
Accounts receivable:
  Trade .........................................                     13,566,340                  11,474,959
  Employees and affiliated
    companies ...................................                         19,789                      42,423
  Other .........................................                      1,069,183                     468,339
- ------------------------------------------------------------------------------------------------------------
                                                                      14,655,312                  11,985,721
  Less - Allowance for
    doubtful accounts ...........................                      1,121,601                   1,203,501
- ------------------------------------------------------------------------------------------------------------
                                                                      13,533,711                  10,782,220
- ------------------------------------------------------------------------------------------------------------
                                                                     $13,626,159                 $10,961,829
============================================================================================================

NOTE 3--INVENTORIES:
Inventories consist of:

- ------------------------------------------------------------------------------------------------------------
                                                                            1993                        1992
- ------------------------------------------------------------------------------------------------------------
Finished products ...............................                   $  2,127,413                 $ 1,859,816
Work-in-process .................................                      6,231,167                   7,152,121
Raw materials ...................................                      3,276,157                   4,723,762
Coal and fuel oil ...............................                      3,171,069                   4,564,303
Maintenance and
  operating supplies ............................                     17,684,450                  16,813,199
Land for sale ...................................                        651,580                     659,902
- ------------------------------------------------------------------------------------------------------------
                                                                    $ 33,141,836                 $35,773,103
============================================================================================================

NOTE 4--PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment consist of:

- ------------------------------------------------------------------------------------------------------------
                                                 Useful life
                                                  in years                  1993                        1992
- ------------------------------------------------------------------------------------------------------------
Land and quarries......                                             $  4,299,475                $  4,282,177
Buildings and
  structures...........                                50             27,590,284                  27,421,414
Machinery and
  equipment............                              5-20             88,202,303                  88,450,030
Pollution control
  equipment............                                25             28,683,904                  28,445,104
Automobiles and trucks.                              3-10                974,399                     986,830
Rental property........                                10                653,524                     653,524
Construction in
  progress.............                                                6,369,360
- ------------------------------------------------------------------------------------------------------------
                                                                     156,773,249                 150,239,079
  Less - Accumulated
    depreciation,
    depletion
    and amortization...                                               48,804,646                  44,491,398
- ------------------------------------------------------------------------------------------------------------
                                                                    $107,968,603                $105,747,681
============================================================================================================

NOTE 5--INVESTMENTS:
The carrying and market values of investments at December 31, 1993 and 1992 are as follows:

                                                    1993                                          1992
- --------------------------------------------------------------------------------------------------------------------
                                       Carrying                Market               Carrying                Market
                                        Value                  Value                 Value                  Value
- --------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS
U.S. Treasury securities...         $   520,000             $   538,824            $2,727,937             $2,727,937
====================================================================================================================
LONG-TERM INVESTMENTS
U.S. Treasury securities...         $28,403,577             $29,420,309            $7,761,520             $7,892,132
Municipal and other U.S.
  government agency
  securities...............           4,108,790               5,023,551             1,105,245              1,105,669
- --------------------------------------------------------------------------------------------------------------------
                                    $32,512,367             $34,443,860            $8,866,765             $8,997,801
====================================================================================================================

During 1993 the Company sold securities for a total of $17,350,000 and realized a gain of $104,000. The Company has $2,814,000 in municipal bonds classified as long term which are callable in 1994.

NOTE 6--OTHER ASSETS:
Other assets consist of:

- ------------------------------------------------------------------------------------------------------------
                                                                            1993                        1992
- ------------------------------------------------------------------------------------------------------------
 Investment in real estate.................                          $   704,987                 $   704,987
 Goodwill..................................                              697,770                     697,770
 Other long-term assets....................                              192,305                     305,938
- ------------------------------------------------------------------------------------------------------------
                                                                     $ 1,595,062                 $ 1,708,695
============================================================================================================

Puerto Rican Cement Company, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

- --------------------------------------------------------------------------------

NOTE 7 -- ACCRUED LIABILITIES:
Accrued liabilities consist of:

- -----------------------------------------------------------------------------------------------------------
                                                                     1993                            1992
- -----------------------------------------------------------------------------------------------------------
Accrued taxes
       other than income ...............................        $1,969,933                      $1,260,281
Accrued payroll expenses ...............................         1,821,371                       1,625,845
Accrued interest expense ...............................           435,779                         636,407
Other accrued liabilities...............................           273,729                         357,928
- -----------------------------------------------------------------------------------------------------------
                                                                $4,500,812                      $3,880,461
===========================================================================================================

NOTE 8 -- SHORT-TERM BORROWING:
The Company has lines of credit available for short-term borrowing and discount of trade notes receivable in the aggregate amount of $12,600,000. However, under other loan agreements with financial institutions, the Company may incur unsecured short-term borrowing up to $10,000,000 and may discount trade notes receivable up to $5,000,000 through 1997.
There was no short-term borrowing outstanding at any month-end during 1993 or 1992.

NOTE 9 -- LONG-TERM DEBT:
Long-term debt consists of:

- ----------------------------------------------------------------------------------------------------------
                                                                     1993                            1992
- ----------------------------------------------------------------------------------------------------------
9.9% dry process
       conversion loan, payable in
       five equal annual installments
       beginning in 1993 .................................    $ 9,000,000                     $15,000,000
7.0% dry process
       conversion loan, payable in
       either twenty-three
       consecutive quarterly installments
       of $357,143 or five annual
       installments of $1,428,571
       and a final payment of
       $1,071,428 on September 1997 ......................      5,357,143                       6,785,714
Term loan for dry process
       conversion, payable in five
       annual installments of
       $1,428,571 and the remaining
       balance payable in 1997.
       Interest ranges from 7.23%
       to 9.125% .........................................      7,142,857                       8,571,429
6.25% term loan, payable in five
       equal annual installments
       beginning in 1994 .................................      6,000,000
$16 million revolving line of
       credit, convertible, on
       December 1995, into a
       five-year term loan ...............................      3,148,083
6.25% term loan, payable over
      a five-year period through 1998 ....................      3,476,732
- ----------------------------------------------------------------------------------------------------------
       Total .............................................     34,124,815                      30,357,143
LESS - Current portion   .................................      7,491,735                       5,857,143
- ----------------------------------------------------------------------------------------------------------
       Total long-term debt ..............................    $26,633,080                     $24,500,000
==========================================================================================================

      Financing facilities, of up to $24 million, have been obtained for the conversion of two existing slurry mills to finished cement grinding. The expected cost of this project is estimated at $16 million. One of the facilities is a $16 million credit agreement which provides for interest at 1% over the bank's 936 funds rate, subject to availability, or 1% over the bank's London Interbank Offer Rate (LIBOR) as adjusted, or 1% over the bank's base rate in the City of New York. The Company has the option to fix the interest rate on the full amount or a portion of the loan up to the term of the loan. Applicable rates for advances on this line of credit ranged from 4.32% to 4.62% at December 31, 1993. The second facility is an $8 million unsecured term loan bearing interest at a fixed rate of 6.25% with principal payable over a 5 year period. At December 31, 1993, the Company had a $17.4 million available under these lines of credit.
      In 1993 the Company also entered into a $6 million five-year loan agreement with a commercial bank which bears interest at a fixed rate of 6.25%. Proceeds from this loan were used to pay the $3 million scheduled installment and a $3 million prepayment on the 9.9% dry process conversion loan.
      In September 1985, the Company restructured the terms of all of its outstanding debt with the Government Development Bank for Puerto Rico (GDB). The maturity date on the four loans with GDB was extended to September 2002, and the annual interest was fixed at 10% for two loans and 11% for the others. No interest or principal payments are required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered to be extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $33 million at December 31, 1993
(1992 - $31.2 million).
       The loan agreements with banks and other financial institutions impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (Note 8), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. The agreements also impose certain prepayment penalties. In 1993, the Company paid the maximum amount that may be paid under these loan agreements without triggering the prepayment penalties.
       Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1993, the Company was in compliance with the provisions of the loan agreements.
       Aggregate maturities of long-term debt at December 31, 1993 are as follows:

- -----------------------------------------------------------
Years                                             Amount
- -----------------------------------------------------------

1994  ................................        $  7,491,735
1995  ................................          10,639,818
1996  ................................           7,491,735
1997  ................................           5,563,163
1998  ................................           2,938,364
- -----------------------------------------------------------
                                              $ 34,124,815
===========================================================

Puerto Rican Cement Company, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
- --------------------------------------------------------------------------

Note 10--Income Taxes:

Consolidated tax returns are not permitted under the Puerto Rico Income tax Act; therefore, losses, if any, of subsidiaries can not be used to offset taxable income of other members of the consolidated group.
         As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", effective January 1, 1993. The cumulative effect of adopting this standard was a reduction of $853,400 ($0.15 per share) in the deferred income tax liability. The cumulative effect reflects the impact of the lower rates currently in effect. The impact of adopting SFAS 109 on the income tax provision for 1993 was not significant.
         The 1993 amounts presented below were determined in accordance with SFAS 109, the 1992 and 1991 amounts were determined in accordance with APB 11.

         The Puerto Rico Income Tax Act allows an accelerated flexible depreciation method, whereby a taxpayer may claim depreciation at any rate without reference to useful lives. Such depreciation, however, is limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes $26,028,233 (1992-$23,875,370) have been accumulated primarily as a result of using this accelerated deprecation method for tax purposes only. The benefits available under this accelerated depreciation method are limited by the alternative minimum tax (AMT) provisions of the income tax law. The AMT is based on 22% of regular taxable income with certain adjustments for preference items, one of which relates to the flexible depreciation method. Any AMT paid may be used to reduce the regular tax liability of future years. The AMT will be the minimum tax liability for any given year.

     The provisions for income taxes consists of:


- ----------------------------------------------------------------------------------------
                                                1993                 1992          1991
- ----------------------------------------------------------------------------------------
Deferred income taxes................     $4,026,873           $2,119,707    $1,573,411
Current income taxes.................      2,683,192            3,200,013     2,815,007
- ----------------------------------------------------------------------------------------
Income tax provision.................     $6,710,065           $5,319,720    $4,388,418
========================================================================================

     The increase in the deferred tax liability during 1993 was the result of the following:

- ----------------------------------------------------------------------------------------
Deferred income tax provisions for the year .............................    $4,026,873
Cumulative effect of adoption of SFAS 109   .............................      (853,410)
Deferred tax effect of adoption of SFAS 106 .............................    (1,020,600)
- ----------------------------------------------------------------------------------------
                                                                             $2,152,863
========================================================================================

Deferred income taxes consist of the following:

- ------------------------------------------------------------------------------------------------
                                                           1993           1992         1991
- ------------------------------------------------------------------------------------------------
Income tax applicable to:
Flexible depreciation
     taken during the year .........................    $5,355,405     $3,578,526    $2,496,900
Reversal of flexible depreciation
     taken in prior years ..........................    (1,732,359)    (1,561,990)   (1,752,298)
Postretirement
     benefit obligation.............................      (102,458)
Difference between pension
     credits and amounts
     deductible for tax ............................       122,840         87,678
Interest charged
     to construction  ..............................        37,308                      815,027
Other timing differences ...........................       346,137         15,493        13,782
- -----------------------------------------------------------------------------------------------
                                                        $4,026,873     $2,119,707    $1,573,411
===============================================================================================

     One of the consolidated subsidiaries enjoys a tax exemption grant under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% of 90% through year 2008.


The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:


- -----------------------------------------------------------------------------------------------------------------------------
                                                                           1993               1992                1991
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                % of                % of               % of
                                                                               pre-tax             pre-tax            pre-tax
                                                                     Amount    Income    Amount    Income     Amount  Income
- -----------------------------------------------------------------------------------------------------------------------------
Computed tax provision .....................................      $8,041,231    42.0  $6,479,068    42.0   $6,160,101   42.0
Increase (decrease) in taxes resulting from:
         Tax exempt income .................................        (164,729)   (0.9)   (192,800)   (1.2)    (200,311)  (1.4)
         Interest earned on exempt securities ..............        (514,190)   (2.7)   (256,586)   (1.7)    (453,390)  (3.1)
         Interest deducted for tax but not for
            financial statements............................        (789,241)   (4.1)   (747,029)   (4.8)    (693,995)  (4.7)
         Excess of tax basis over book value of
         real estate sold ..................................                                                 (102,538)  (0.7)
         Other items  ......................................         136,994     0.7      37,067     0.2     (321,449)  (2.2)
- -----------------------------------------------------------------------------------------------------------------------------
                                                                  $6,710,065    35.0  $5,319,720    34.5   $4,388,418   29.9
=============================================================================================================================

- ----------------------------------------------------------------------------
The deferred tax assets and liabilities at December 31, 1993 are as follows:

- ---------------------------------------------------------------------
                                       Deferred          Deferred
                                      Tax Assets      Tax Liabilities
- ---------------------------------------------------------------------
CURRENT:
Prepaid pension costs ..........                         $  1,137,238
AMT credits ....................     $   295,832


NON-CURRENT:
Postretirement benefit
   liability....................       1,123,058
Property, plant and equipment...                           26,309,885
- ---------------------------------------------------------------------
Total deferred tax
   asset/liability                   $ 1,418,890         $ 27,447,123
=====================================================================
Net deferred tax liability .....                         $ 26,028,233
=====================================================================


         The subsidiaries' aggregate retained earnings amounted to $18,900,000 at December 31, 1993 (1992 - $17,500,000; 1991 - $16,400,000); and arise substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided for such earnings.


NOTE 11 -- EMPLOYEE BENEFIT PLANS:
The Company has a defined benefit pension plan covering substantially all of its non-union employees. The benefits are based on years of service and the employee's average compensation during the last five years of employment. The net periodic pension cost for 1993 resulted in a credit to income of $342,039 (1992 - $292,477; 1991 - $208,756) which increased the prepaid pension cost by the same amount.

Net pension cost included the following components:

- --------------------------------------------------------------------------
                                  1993             1992             1991
- --------------------------------------------------------------------------
Service cost - benefits
   earned during the period $  307,352       $  326,077       $  299,317
Interest cost on projected
   benefit obligation .....  1,042,511        1,012,081          903,098
Actual return on the plan
   assets ................. (1,452,608)      (1,805,618)      (2,990,611)
Deferral and amortization
   - net ..................   (239,294)         174,983        1,579,440
- --------------------------------------------------------------------------
Net periodic
    pension income ........  ($342,039)       ($292,477)       ($208,756)
==========================================================================


         The following table sets forth the plan's obligations and amounts recognized in the Company's consolidated balance sheet at December 31:

- --------------------------------------------------------------------------
                                                   1993             1992
- --------------------------------------------------------------------------
Actuarial present value of benefit
   obligations -
     Accumulated benefit obligation,
     including vested benefits of
     $12,108,330 (1992 - $10,657,183)...... $12,293,647      $10,837,837
==========================================================================
Projected benefit obligation for
     service rendered to date               $14,783,155      $13,143,146
Plan assets at fair value..................  20,143,670       19,220,025
- -------------------------------------------------------------------------
Excess of plan assets over
     projected benefit
     obligation............................   5,360,515        6,076,879
Unrecognized prior service cost............     751,870          831,080
Unrecognized net gain......................  (1,788,175)      (2,766,480)
Unrecognized portion of transition cost at
     January 1, 1987, being recognized
     over 15 years.........................  (1,274,460)      (1,433,768)
- --------------------------------------------------------------------------
Prepaid pension cost included in
     prepaid expenses...................... $ 3,049,750      $ 2,707,711
==========================================================================

         The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations and the projected benefit obligation were 7.5% (1992-8.5%) and 5.5% (1992-6%), respectively. The expected long-term rate of return on assets is 8%. Investments held by the Plan include high grade corporate bonds, U.S. Treasury Bills, and common stock, including shares of the Company. The plan is administered by a Board of Trustees composed of five Directors. The Board utilizes two independent money managers which, within certain established guidelines, make investment decisions regarding the assets of the plan.
         The Company also provides health care and life insurance benefits to non-union retirees. The employees, upon retirement, have the option to continue participating in the Company's medical group insurance coverage under the same terms and conditions as prescribed for active employees. The life insurance plan coverage decreases, for a period of ten years after the age of 65, at an annual rate of 7-1/2%.
         As discussed in Note 1, effective January 1, 1993, the Company adopted SFAS 106,"Employers' Accounting for Postretirement Benefits Other Than Pensions". The Company elected to immediately recognize the transition obligation for future benefits to be paid related to past employee services, resulting in a noncash pretax charge of $2,430,000 ($1,409,400 after-tax or $0.24 per share) that represents the effect of the change in accounting for prior years. The expense accrued in 1993 of $390,000 exceeded the amount under the previous accounting method by $243,900 pretax ($141,500 after-tax or $0.02 per share). The Company's cash flows will be unaffected by this accounting change because it intends to continue its current practice of paying the costs of these postretirements benefits as the claims are incurred.
         The postretirement benefit expense for 1993 included the following components:

Service cost of benefits earned....................         $ 62,966
Amortization and deferral-net......................          327,034
- ----------------------------------------------------------------------
Postretirement benefit expense.....................         $390,000
======================================================================

         The postretirement benefit liability included the following components:

Actuarial present value of postretirement benefit
  obligations:
  Retirees .........................................         $ 880,331
  Fully eligible active plan participants ..........           456,370
  Other active plan participants ...................         1,257,241
- ----------------------------------------------------------------------
Accumulated postretirement benefit obligation ......         2,593,942
Unrecognized actuarial gain ........................            80,005
- -----------------------------------------------------------------------
Postretirement benefit liability at
December 31, 1993...................................        $2,673,947
=======================================================================

The discount rate used to determine the accumulated postretirement benefit obligation was 7.5%. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 10.5% initially, declining gradually to 5.5% in year 2018 and thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1993 postretirement benefit

Puerto Rican Cement Company, Inc.
NOTES TO CONSOLIDATED STATEMENTS (continued)
- -------------------------------------------------------------------------------
expense by $31,391 and would have increased the 1993 accumulated postretirement benefit obligation by $274,038.
     The cost of postretirement health and life insurance benefits for the years ended December 31, 1992 and 1991 determined based on actual expenditures were $133,000 and $107,000, respectively.

NOTE 12 -- FINANCIAL DATA BY INDUSTRIES:

The Company's financial data by industries for the years ended December 31, 1993, 1992 and 1991 is as follows (000's omitted):

- -----------------------------------------------------------------------------------------------------------------------
                                                                1993                      1992                    1991
- -----------------------------------------------------------------------------------------------------------------------
Sales to unaffiliated customers:
     Cement and related products........................    $ 77,796                 $ 74,085                 $ 72,336
     Paper and packaging................................       5,578                    5,817                    4,816
     Realty operations..................................         654                      120                      817
- -----------------------------------------------------------------------------------------------------------------------
                                                            $ 84,028                 $ 80,022                 $ 77,969
=======================================================================================================================
Inter-segment sales:
     Paper and packaging................................    $  3,444                 $  3,028                 $  3,162
=======================================================================================================================
Operating profit:
     Cement and related products........................    $ 18,564                 $ 16,665                 $ 16,032
     Paper and packaging................................       1,122                      861                      743
     Realty operations..................................         654                      120                      817
- -----------------------------------------------------------------------------------------------------------------------
                                                            $ 20,340                 $ 17,646                 $ 17,592
=======================================================================================================================
Identifiable assets:
     Cement and related products........................    $156,373                 $150,216                 $149,487
     Paper and packaging................................       2,351                    5,460                    5,576
     Realty operations..................................       1,256                    1,271                    1,286
     Corporate..........................................      33,304                   17,238                   11,946
- -----------------------------------------------------------------------------------------------------------------------
                                                            $193,284                 $174,185                 $168,295
=======================================================================================================================
Depreciation, depletion
     and amortization:
     Cement and related products........................    $  6,837                 $  6,856                 $  4,878
     Paper and packaging................................          79                       79                      105
- -----------------------------------------------------------------------------------------------------------------------
                                                            $  6,916                 $  6,935                 $  4,983
 =======================================================================================================================
Capital expenditures:
     Cement and related products........................    $  9,125                 $  4,302                 $ 19,618
     Paper and packaging................................          12                       27                      185
- -----------------------------------------------------------------------------------------------------------------------
                                                            $  9,137                 $  4,329                 $ 19,803
=======================================================================================================================

     The Company operates in the cement and related products, and the paper and packaging industries as well as in realty operations mainly within the island of Puerto Rico. Operations in the cement and related products industry involve production and sale of cement and hydrated lime. Operations in the paper and packaging industry involve production and sale of paper bags. Realty operations involve the sale and lease of real property.
     Operating profit is total revenue less operating expenses. Interest expense and income taxes have not been deducted in computing operating profit.
     Identifiable assets are those that are used in the Company's operations in each segment. Corporate assets are principally investments and other assets not used by any industry segment.
     In 1993 the Company's largest customer in the cement and related products segment accounted for 10% of total consolidated sales. Export sales were not significant.
     To reconcile industry information with consolidated amounts, the following eliminations have been made: $3,444,000 in 1993, $3,028,000 in 1992 and $3,162,000 in 1991 of inter-segment sales; $47,500 in 1993, $51,000 in 1992 and
$18,000 in 1991 relating to the net change in inter-segment operating profit in beginning and ending inventories; $5,900 in 1993, $1,200 in 1992 and $4,000 in 1991 of inter-segment operating profit in inventory at December 31; and $6,957,000 in 1993, $3,127,000 in 1992 and $2,622,000 in 1991 of receivables arising from inter-segment sales.

NOTE 13 -- LEASE COMMITMENTS:

The Company and its subsidiaries lease certain equipment under operating lease agreements. Rental expense under such agreements aggregated $1,339,000 in 1993, $1,375,000 in 1992 and $1,224,000 in 1991.
     At December 31, 1993, the approximate future minimum lease payments under noncancellable operating leases were as follows:

- --------------------------------------------------------------------
Year                                                       Operating
- --------------------------------------------------------------------
1994................................................        $105,060
1995................................................         108,120
1996................................................         108,120
1997................................................         108,120
1998................................................         108,120
1999 and beyond.....................................         627,096
- --------------------------------------------------------------------
                                                          $1,164,636
====================================================================

NOTE 14 -- FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents
The carrying amount of these assets approximates fair value because of the short maturity of those instruments.

Investments
The fair value of investments are estimated based on quoted market prices for these or similar investments.

Long-term debt
The fair value of the Company's long-term debt is estimated using discounted cash flows based on the current rates offered to the Company for debt for the same remaining maturities not to exceed the amount for which the debt could be settled currently including any prepayment penalties which may be applicable.

- -------------------------------------------------------------------------------
         The carrying amount and estimate fair value of these financial instruments at December 31 are as follows:

                                                1993                                       1992
- -----------------------------------------------------------------------------------------------------------
                                   Carrying               Fair               Carrying                Fair
                                    Amount                Value               Amount                 Value
- -----------------------------------------------------------------------------------------------------------
                                                              (000's omitted)
FINANCIAL ASSETS
- -----------------------------------------------------------------------------------------------------------
Cash and Cash equivalents.....     $   431               $   431              $ 5,474               $ 5,474
Short-term investments........         520                   539                2,728                 2,728
Long-term investments.........      32,512                34,443                8,867                 8,998
===========================================================================================================
FINANCIAL LIABILITIES
- -----------------------------------------------------------------------------------------------------------
Long-term debt................     $34,125               $34,287              $39,357               $31,662
===========================================================================================================

NOTE 15--DISPOSITION OF IDLE EQUIPMENT AND SPARE PARTS:
In 1991 the Company wrote-off certain idle equipment and related spare parts with a book value of $2,576,000 after management decided that such equipment and spare parts will no longer be used as a result of the conversion to the dry process. This write-off represented a net after tax reduction in 1991 earnings per share of $0.26, as restated for the effect of the stock split.

NOTE 16--CONTINGENT LIABILITIES AND OTHER COMMITMENTS:
The Company is obligated to purchase, under a long-term supply contract renegotiated in January 1992, a minimum of 100,000 metric tons of coal annually through the year 2000. The purchase price is negotiated annually. Coal purchases have exceeded the minimum amount required by the contract. Purchases under the contract amounted to $4,690,000 in 1993, $5,853,000 in 1992 and $7,667,000 in 1991.
        The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the opinion of legal counsel, that the final outcome of these matters will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 17--STOCKHOLDERS' EQUITY:
On May 5, 1993, the stockholders of the Company approved an amendment to the Certificate of Incorporation, increasing the number of authorized shares of common stock from 10 million to 20 million.
         On May 6, 1992, the Board of Directors declared a three-for-one stock split on the Company's common stock. The distribution of 4,000,000 shares was made on June 30, 1992 to shareholders of record on May 29, 1992. The stock split resulted in an increase of $4 million in common stock (par value $1.00) and a reduction of the same amount in retained earnings.
         All share and per share data in these financial statements have been restated to give effect to the stock split.


- --------------------------------------------------------------------------------------------------
                                                   COMMON STOCK
                                       Number of                                      Retained
                                        shares                      Cost              earnings
- --------------------------------------------------------------------------------------------------
Balance at December 31, 1990             2,000,000               $2,000,000           $ 81,128,357
Net income                                                                              10,278,490
Cash dividends declared                                                                 (2,081,093)
- --------------------------------------------------------------------------------------------------
Balance at December 31, 1991             2,000,000                2,000,000             89,325,754
Net income                                                                              10,106,634
Cash dividends declared                                                                 (2,371,478)
Common stock split                       4,000,000                4,000,000             (4,000,000)
- --------------------------------------------------------------------------------------------------
Balance at December 31, 1992             6,000,000                6,000,000             93,060,910
Net income                                                                              11,879,732
Cash dividends declared                                                                 (3,049,043)
- --------------------------------------------------------------------------------------------------
Balance at December 31, 1993             6,000,000               $6,000,000           $101,891,599
==================================================================================================

NOTE 18--SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash was paid during the year for:

- --------------------------------------------------------------------------------------------------------
                                      1993                        1992                         1991
- --------------------------------------------------------------------------------------------------------
Interest (net of
  amount capitalized).........       $2,855,000                  $2,982,000                   $1,602,000
Income taxes..................       $3,169,000                  $1,930,000                   $3,219,000
========================================================================================================

Puerto Rican Cement Company Inc.
CONSOLIDATED FOURTH QUARTER RESULTS
(000's Omitted Except Per Share Amounts)

- ----------------------------------------------------------------------------------------------------------------
                                                        Three months ended             Twelve months ended
                                                             December 31                    December 31
- ----------------------------------------------------------------------------------------------------------------
                                                        1993             1992             1993             1992
- ----------------------------------------------------------------------------------------------------------------
Operating revenues ................................  $20,122          $18,976          $84,028          $80,022
Cost of sales .....................................   13,137           12,947           53,291           52,532
- ----------------------------------------------------------------------------------------------------------------
Gross margin  .....................................    6,985            6,029           30,737           27,490
Selling, general and
   administrative expenses ........................    2,554            2,420           10,397            9,844
- ----------------------------------------------------------------------------------------------------------------
Income from operations ............................    4,431            3,609           20,340           17,646
- ----------------------------------------------------------------------------------------------------------------
Other charges (credits):
     Interest and financial
        charges ...................................      501              720            2,654            2,971
     Interest income  .............................     (336)            (182)          (1,239)            (632)
     Other income .................................     (129)             (34)            (221)            (120)
- ----------------------------------------------------------------------------------------------------------------
                                                          36              504            1,194            2,219
- ----------------------------------------------------------------------------------------------------------------
Income before income taxes  .......................    4,395            3,105           19,146           15,427
Tax provision .....................................    1,749              948            6,710            5,320
- ----------------------------------------------------------------------------------------------------------------
Income before cumulative
     effect of changes in
     accounting principles ........................    2,646            2,157           12,436           10,107
Effect of change in
     accounting for
     postretirement benefits  .....................                                     (1,409)
Cumulative effect of change
     in accounting for income
     taxes  .......................................                                        853
- ----------------------------------------------------------------------------------------------------------------
Net income  .......................................  $ 2,646          $ 2,157          $11,880          $10,107
================================================================================================================
Earnings per share of common stock* ...............  $  0.46          $  0.37          $  2.05          $  1.74
================================================================================================================


*BASED ON WEIGHTED AVERAGE OF OUTSTANDING SHARES:  In 1993 and 1992 - 5,807,700.

 Puerto Rican Cement Company, Inc.
 FINANCIAL RESULTS BY QUARTERS
 (000's Omitted Except Per Share Amounts)


- ----------------------------------------------------------------------------------------------------------------------------------
Three Months Ended                        Mar. 31        June 30      Sept. 30    Dec. 31        1993        Mar. 31       June 30
- ----------------------------------------------------------------------------------------------------------------------------------
 Operating revenues.................     $ 20,395        $21,835      $21,676     $20,122       $84,028      $19,854       $21,334
                                         =========================================================================================
 Gross profit.......................        7,448          7,887        8,417       6,985        30,737        6,893         7,447
                                         =========================================================================================
 Income before income tax ..........        4,426          4,766        5,559       4,395        19,146        3,984         4,416
 Tax provision......................        1,225          1,635        2,101       1,749         6,710        1,396         1,572
- ----------------------------------------------------------------------------------------------------------------------------------
 Income before cumulative
    effect of accounting changes....        3,201          3,131        3,458       2,646        12,436        2,588         2,844
 Effect of a change in accounting
    for postretirement benefits ....       (1,409)                                               (1,409)
 Cumulative effect of change
    in accounting for income taxes..          853                                                   853
- ----------------------------------------------------------------------------------------------------------------------------------
 Net income ........................     $  2,645         $3,131       $3,458      $2,646       $11,880       $2,588        $2,844
- ----------------------------------------------------------------------------------------------------------------------------------
 Per share * .......................     $   0.46(1)       $0.53         $0.6       $0.46         $2.05(1)     $0.45         $0.49
==================================================================================================================================

- ------------------------------------------------------------------------
Three Months Ended                          Sept. 30   Dec. 31      1992
- -------------------------------------------------------------------------
 Operating revenues.................     $   19,858   $18,976     $80,022
                                         ================================
 Gross profit.......................          7,121     6,029      27,490
                                         ================================
 Income before income tax...........          3,922     3,105      15,427
 Tax provision......................          1,404       948       5,320
- -------------------------------------------------------------------------
 Income before cumulative
    effect of accounting changes....          2,518     2,157      10,107
 Effect of a change in accounting
    for postretirement benefits
 Cumulative effect of change
    in accounting for income taxes
 Net income ........................     $    2,518    $2,157     $10,107
- -------------------------------------------------------------------------
 Per share * .......................     $     0.43     $0.37       $1.74
=========================================================================

 *Based on weighted average of outstanding shares of 5,807,700 in 1993 and 1992.

 (1) Including a non-cash charge of ($0.24) and a credit of $0.15 per share for cumulative effects of changes in accounting for postretirement benefits and income taxes, respectively.

Puerto Rican Cement Company, Inc.
FIVE-YEAR STATISTICAL COMPARISON

- --------------------------------------------------------------------------------------------------------------

Years ended December 31,                  1993           1992            1991             1990            1989
- --------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY
Cash...........................   $    431,293   $    130,782    $    221,351     $    184,766    $    330,712
Short-term investments.........        520,000      8,070,657      11,391,863       18,420,013      12,784,460
Accounts receivable-net........     13,626,159     10,961,829      12,577,715       12,034,639      13,437,514
Inventories....................     33,141,836     35,773,103      31,204,693       30,565,337      27,081,853
Prepaid expenses...............      3,488,276      2,925,697       2,814,294        2,741,477       1,808,250
- --------------------------------------------------------------------------------------------------------------
CURRENT ASSETS-TOTAL...........     51,207,564     57,862,068      58,209,916       63,946,232      55,442,789

Property, plant and equipment-
  net..........................    107,968,603    105,747,681     108,353,458       95,519,838      81,061,275
Cash restricted for use in the
  dry process conversion
  project......................                                                        942,009      13,809,540
Other assets...................      1,595,062      1,708,695       1,731,203        1,733,198       1,956,573
Long-term investments..........     32,512,367      8,866,765
- --------------------------------------------------------------------------------------------------------------
                                  $193,283,596   $174,185,209    $168,294,577     $162,141,277    $152,270,177
==============================================================================================================

Notes payable (includes current
  portion of long-term debt)...   $  7,491,735   $  5,857,143    $  3,482,143     $  3,142,858    $  3,447,494
Accounts payable and accrued
  liabilities..................      9,781,571      8,108,355       8,590,443        9,529,379       8,511,254
- --------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES - TOTAL....     17,273,306     13,965,498      12,072,586       12,672,237      11,958,748

Long-term debt (exclusive of
  current portion).............     26,633,080     24,500,000      30,357,143       33,375,000      35,707,494
Deferred income taxes..........     26,028,233     23,875,370      21,755,663       20,182,252      18,972,580
Postretirement benefit
  liability....................      2,673,947
Capital stock..................     18,783,431     18,783,431      14,783,431       14,783,431      14,783,431
Retained earnings..............    101,891,599     93,060,910      89,325,754       81,128,357      70,847,924
- --------------------------------------------------------------------------------------------------------------
                                  $193,283,596   $174,185,209    $168,294,577     $162,141,277    $152,270,177
==============================================================================================================

STATISTICAL DATA
Book value per share...........   $      20.78   $      19.26    $      17.93     $      16.51    $      14.74
Shares outstanding at
  year-end.....................      5,807,700      5,807,700       5,807,700        5,807,700       5,807,700
Number of stockholders.........            705            729             729              807             807
Average number of employees....            533            534             555              554             554
Capital expenditures (including
  expenditures in mill
  conversion in 1993 and dry
  process conversion until
  1991)........................   $  9,136,968   $  4,329,320    $ 19,803,268     $ 18,423,975    $ 18,423,975
==============================================================================================================


                                      26