Form 10-K405, Exhibit 13
PUERTO RICAN CEMENT CO INC
filed 1995-03-31
CIK 81076

                      PUERTO RICAN CEMENT COMPANY, INC.
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

This section represents Management's discussion and analysis of the Company's consolidated financial condition and results of operations. It should be read in conjunction with the accompanying financial statements.

RESULTS OF OPERATIONS

1994 compared to 1993
Consolidated net sales increased $9,359,000 in 1994 compared to 1993. A stronger demand for cement in 1994 allowed the Company to increase its cement sales by 2,213,000 bags to 20,416,000 bags, or 12% over the prior year. The strong demand for cement resulted from the continued strength of the construction sector of the Puerto Rico economy and favorable weather conditions.
     Consolidated cost of sales increased $6,223,000 in 1994 to $59,514,000, an increase of 11.7%. A substantial part of this change is attributable to increased production levels required to meet the higher sales volume experienced in 1994. The increased production levels resulted in higher consumption of materials used in the production of cement, which together with major general repair and maintenance works performed during the year, affected cost of sales. As a percentage of sales, cost of sales increased from 63.4% in 1993 to 64.1% in 1994.
     The Company performed during the third quarter of 1994 general maintenance and replacement work on worn interchangeable machinery parts mostly related to the dry process equipment at a cost of $2.3 million. This kind of repair is expected to take place every three to five years.
     Consolidated selling, general and administrative expenses were $11,308,000 in 1994 and $10,397,000 in 1993. The increase of $911,000 was mainly due to: higher equipment rental expenses attributable to higher sales; increased pension plan expenses resulting from changes in interest rates used in actuarial computations; and normal inflationary increases in salaries and related benefits.
     Consolidated interest expense of $2,305,000 for 1994 decreased from $2,654,000 in 1993 principally because of the refinancing during the second half of 1994 of high interest-bearing credit facilities to benefit from lower interest rates. In addition, the interest expense attributed to the credit facilities related to the mill conversion project, in the construction stage, was capitalized as part of the cost of the project.
     Interest income increased 84.6% from $1,239,000 in 1993 to $2,287,000 in 1994. This increase resulted from higher average investment balances and interest rates when compared to the prior year.
     Other expenses rose $869,000 in 1994 when compared to 1993. As discussed later, this increase reflects principally the net effect of the write-off of goodwill purchased before 1970, the write-off of equipment no longer used in cement manufacturing operations and an adjustment of accrued property taxes after the final assessment of such taxes on equipment related to the dry process.
     The provision for income taxes decreased $1,131,000 when compared to 1993, despite the increase in income before taxes of $2,197,000. The 1994 Puerto Rico Internal Revenue Code, enacted in October 1994, reduced the maximum corporate tax rate from 42% to 39%, as further discussed later on. This change resulted in a favorable one-time adjustment to the deferred tax liability of $2,016,000, which is reflected in the provision for income taxes for 1994.

1993 compared to 1992
Consolidated net sales increased 4% in 1993 compared to 1992 due principally to the increase of 5%, or $0.25 cents per bag, in selling prices of cement decreed in April 1993. Cement sales increased moderately from 18,130,000 bags in 1992 to 18,203,000 in 1993.
     Consolidated cost of sales for 1993 increased 1.4% or $759,000 when compared to the prior year. This modest increase was principally attributed to higher property tax rates.
     Consolidated selling, general and administrative expenses were $10.4 million and $9.8 million in 1993 and 1992, respectively, an increase of 6%. This increase mainly resulted from the adoption, as further explained in the notes to the financial statements, of SFAS 106 during 1993.
     Interest and financial charges of $2,654,000 in 1993 were $318,000 lower than in 1992 due principally to the repayment of various loans. Interest on loans related to the mill conversion project was capitalized during 1993.
     Interest income increased $607,000 in 1993 reflecting both the effect of securities bearing higher interest rates and higher average investment balances outstanding during this year.
     Income before cumulative effect of changes in accounting principles was $12,436,000, or $2.14 per share, in 1993, compared to $10,107,000, or $1.74 per share, in the prior year. During 1993, the Company adopted SFAS 106 and SFAS
109. The adoption of these two standards, as explained in more detail in the notes to the financial statements, decreased net income for the year to $11,880,000, or $2.05 per share.

LIQUIDITY AND CAPITAL RESOURCES
     At December 31, 1994, the Company had $115,000 in cash and cash equivalents compared to $431,000 at December 31, 1993. Working capital declined slightly, from $33,934,000 at December 31, 1993 to $30,426,000 at December 31, 1994. The current ratio remained stable at 2.8 to 1 in 1994 compared to 3.0 to 1 in 1993.
     Net cash provided by operations remained strong at $25,557,000 when compared to $24,571,000 in the prior year. The cash provided by operations was principally used to: pay $3,455,000 in dividends; repurchase 313,500 shares of the Company's common stock for $9,953,000; and acquire additional long-term investments of $9,085,000.

                       PUERTO RICAN CEMENT COMPANY, INC.
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
                                  (Continued)

     Consolidated notes and accounts receivable were $733,000 higher than in 1993. This change resulted principally from the increase in cement sales experienced during 1994.
     A decline of $4,225,000 in consolidated inventories was principally the net result of decreases in clinker and coal inventories, net of an increase in gypsum. Clinker (our work-in-process), as well as coal inventories, declined primarily from increases in consumption of both materials resulting from the rise in total cement production. This increase in cement production is tied to the higher cement sales experienced during 1994. Gypsum inventory was higher than in 1993, despite an increase in its consumption, principally because shipments totaling 88,000 tons were received during the latter part of this year, while no shipment was received in 1993.
     Accrued liabilities decreased $1,632,000 due principally to the payment of the property tax liability related to the dry process equipment, mentioned earlier.
     Capital spending totaled $11,257,000 and was mainly attributable to the ongoing conversion of two existing slurry mills to cement grinding. This project, with an estimated cost of $17 million, is an integral part of the Company's long-term capital improvement program aimed at achieving maximum efficiency through modern and technologically advanced facilities. Funding for this project has been obtained from commercial banks.
     Long-term debt increased to $31,696,000 at December 31, 1994 from $26,633,000 at December 31, 1993. This increase in long-term debt resulted from proceeds related to the financing facilities for the mill conversion project, net of scheduled repayments on other long-term debt.
     The increase of $1,695,000 in deferred income taxes resulted principally from the use, for tax purposes, of the flexible depreciation method offsetted by the effect of the decrease in the maximum income tax rate previously discussed.
     As discussed in Note 8 to the Consolidated Financial Statements, the Company had available credit facilities for short-term borrowing and discount of trade notes receivable of $16.6 million at December 31, 1994.
     In Management's opinion, future cash flows from operations, actual cash and cash equivalent balances and the short-term borrowing resources available to the Company will be sufficient to provide for the Company's cash requirements in the foreseeable future.
     The Company's Board of Directors declared a quarterly dividend of $0.17 per common share at its December 1994 meeting, an increase of 13% over previous quarters. Dividends declared in 1994 totaled $0.62 per common share.

SIGNIFICANT EVENTS

New Tax Law
In October 1994, a new Puerto Rico Internal Revenue Code was enacted. Among the more significant changes brought by this new legislation were: a decrease in the maximum corporate tax rate from 42% to 39% effective for calendar year 1996 and thereafter; the repeal of the flexible depreciation method with respect to property purchased after December 31, 1995 and its prospective replacement with a new accelerated depreciation method; the elimination of the reserve method to claim deductions for bad debts with recapture of the existing reserve over a four-year period; and a decrease in the rate for tax withholding on dividend payments from 20% to 10% for calendar year 1996 and thereafter.
     The reduction in the maximum corporate income tax rate resulted in a decrease of $2,016,000 ($0.35 per share) in both the deferred tax liability and the provision for income taxes in 1994. Management estimates that the repeal of the flexible depreciation method for property purchased in 1996 and thereafter, and its replacement with the new accelerated depreciation method, will reduce the alternative for deferral of income taxes in the future. However, no significant impact on cash flow is expected over the next few years because property purchased until December 31, 1995 will be available to be depreciated under the flexible method.

Property Tax Assessment
Late in 1994, the property tax related to the dry process equipment was assessed by the tax authorities. The final assessment paid was lower than the amount previously accrued and the excess of $782,000 was credited to other income for this period.

Goodwill
Goodwill, in the amount of $698,000, resulting from the acquisition in 1969 of the remaining 20% minority interest of St. Regis Paper & Bag Corp. was not amortized as permitted by generally accepted accounting principles. However, in 1994, the Company decided to write-off, as a charge to other expenses, the recorded amount as the value of this asset was determined to be impaired. This determination was based principally on Management's opinion that no significant future benefit could be derived from this asset.

Write-off of Equipment
In 1994, equipment related to various kilns no longer used in cement operations after the conversion to the dry process with a book value of $588,000 was written-off. This write-off was also charged to other expenses.

                       PUERTO RICAN CEMENT COMPANY, INC.
                            SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                  1994           1993            1992           1991           1990
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues(1)...........................   $  92,829,872  $  84,027,588   $  80,021,520  $  77,968,505  $  81,993,050
Income before income tax........................      21,342,365     19,145,787      15,426,354     14,666,908     17,922,924
Tax provision...................................       5,579,153      6,710,065       5,319,720      4,388,418      5,851,873
Cumulative effect of changes in accounting
   principles...................................                       (555,990)
Net income......................................      15,763,212     11,879,732      10,106,634     10,278,490     12,071,051
Net income per share(2).........................            2.76           2.14            1.74           1.77           2.08
Current assets..................................      47,298,323     51,207,564      57,862,068     58,209,916     63,946,232
Current liabilities.............................      16,872,039     17,273,306      13,965,498     12,072,586     12,672,238
Working capital.................................      30,426,284     33,934,258      43,896,570     46,137,330     51,273,994
Current ratio...................................            2.80           2.96            4.14           4.82           5.05
Property, plant and equipment...................     111,688,573    107,968,603     105,747,681    108,353,458     95,519,838
Long-term investments...........................      42,030,507     32,512,367       8,866,765
Total assets....................................     201,869,754    193,283,596     174,185,209    168,294,577    162,141,277
Long-term debt (exclusive of current portion)...      31,696,403     26,633,080      24,500,000     30,357,143     33,375,000
Deferred income taxes...........................      27,722,814     26,028,233      23,875,370     21,755,663     20,182,252
Stockholders' equity-net........................     122,971,336    120,675,030     111,844,341    104,109,185     95,911,788
Dividends per share.............................            0.62           0.53            0.41           0.36           0.31
Cement sales in barrels.........................       5,104,038      4,550,738       4,532,476      4,424,466      4,679,424

(1) Including revenue from realty operations of: 1994-$97,095; 1993-$653,721; 1992-$119,634; 1991-$816,503; 1990-$437,258.
(2) Excluding, in 1993, the cumulative effects of changes in accounting for postretirement benefits and income taxes of ($0.24) and $0.15, respectively.





Purchase of Treasury Stock
During 1994, the Company repurchased 313,500 shares of its outstanding stock at a cost of $9,953,000. With these purchases, the Company completed its repurchase program, originally approved in 1987 and subsequently amended in 1989, to acquire up to 450,000 additional shares of its outstanding stock.

New Accounting Standards
Three new accounting standards that became effective in 1994 are discussed below.
     The Company adopted in 1994 the provisions of SFAS 115, "Accounting for Investments in Certain Debt and Equity Securities." The Company's policy is to hold its investments until their maturity; therefore, the adoption of this standard had no effect on the Company's financial position or results of operations.
     The adoption of SFAS 119 in 1994, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," had no effect since the Company is not engaged in activities involving derivative financial instruments.
     The Company also adopted in 1994 SFAS 112, "Employers' Accounting for Postemployment Benefits." The adoption of this statement had no significant impact on the Company's financial position and results of operations.

                       PUERTO RICAN CEMENT COMPANY, INC.
                       REPORT OF INDEPENDENT ACCOUNTANTS


PRICE WATERHOUSE



February 17, 1995

To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its methods of accounting for postretirement health benefits and income taxes in 1993.



PRICE WATERHOUSE
----------------
PRICE WATERHOUSE

Certified Public Accountants
(OF PUERTO RICO)
License No. 10 Expires Dec. 1, 1995
Stamp 1259733 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

                       PUERTO RICAN CEMENT COMPANY, INC.
            CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

-----------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                              1994             1993            1992
-----------------------------------------------------------------------------------------------------------------------------
Net sales....................................................................   $ 92,732,777     $ 83,373,867     $79,901,886
Revenue from realty operations - net.........................................         97,095          653,721         119,634
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  92,829,872       84,027,588      80,021,520
-----------------------------------------------------------------------------------------------------------------------------
Cost and expenses:
   Cost of sales.............................................................     59,514,156       53,290,853      52,531,736
   Selling, general and administrative expenses..............................     11,307,574       10,396,754       9,843,764
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  70,821,730       63,687,607      62,375,500
-----------------------------------------------------------------------------------------------------------------------------
       Income from operations................................................     22,008,142       20,339,981      17,646,020
-----------------------------------------------------------------------------------------------------------------------------
Other charges (credits):
   Interest and financial charges, net of interest charged to construction...      2,304,604        2,654,054       2,971,529
   Interest income...........................................................     (2,286,583)      (1,238,858)       (632,030)
   Other expenses (income)...................................................        647,756         (221,002)       (119,833)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                     665,777        1,194,194       2,219,666
-----------------------------------------------------------------------------------------------------------------------------
       Income before income taxes and cumulative effect of accounting changes     21,342,365       19,145,787      15,426,354
-----------------------------------------------------------------------------------------------------------------------------
Provision for income taxes:
   Current income taxes......................................................      3,884,572        2,683,192       3,200,013
   Deferred income taxes.....................................................      1,694,581        4,026,873       2,119,707
-----------------------------------------------------------------------------------------------------------------------------
                                                                                   5,579,153        6,710,065       5,319,720
-----------------------------------------------------------------------------------------------------------------------------
       Income before cumulative effect of accounting changes.................     15,763,212       12,435,722      10,106,634
Cumulative effect of changes in accounting principles - net..................                        (555,990)
-----------------------------------------------------------------------------------------------------------------------------
       Net income............................................................     15,763,212       11,879,732      10,106,634
Retained earnings at beginning of year.......................................    101,891,599       93,060,910      89,325,754
Common stock split...........................................................                                      (4,000,000)
Cash dividends declared; $0.62, $0.53 and $0.41 per share in 1994,
   1993 and 1992, respectively...............................................     (3,514,314)      (3,049,043)     (2,371,478)
-----------------------------------------------------------------------------------------------------------------------------
Retained earnings at end of year.............................................   $114,140,497     $101,891,599     $93,060,910
=============================================================================================================================
Earnings per share:
   Income before cumulative effect of accounting changes.....................          $2.76            $2.14           $1.74
   Cumulative effect of changes in accounting principles.....................                           (0.09)
-----------------------------------------------------------------------------------------------------------------------------
       Net income per share..................................................          $2.76            $2.05           $1.74
=============================================================================================================================

The accompanying notes are an integral part of this statement.

                       PUERTO RICAN CEMENT COMPANY, INC.
                           CONSOLIDATED BALANCE SHEET

-----------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                        1994             1993
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents..................................................................     $    114,702     $    431,293
Short-term investments.....................................................................                           520,000
Notes and accounts receivable - net........................................................       14,358,827       13,626,159
Inventories................................................................................       28,916,950       33,141,836
Prepaid expenses...........................................................................        3,907,844        3,488,276
-----------------------------------------------------------------------------------------------------------------------------
       Total current assets................................................................       47,298,323       51,207,564
Property, plant and equipment - net........................................................      111,688,573      107,968,603
Long-term investments......................................................................       42,030,507       32,512,367
Other assets...............................................................................          852,351        1,595,062
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $201,869,754     $193,283,596
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY Current liabilities:
   Short-term borrowing....................................................................     $  2,420,000               --
   Current portion of long-term debt.......................................................        6,178,571        7,491,735
   Accounts payable........................................................................        3,810,152        3,785,341
   Accrued liabilities.....................................................................        2,868,989        4,500,812
   Dividends payable.......................................................................          929,818          871,155
   Income taxes payable....................................................................          664,509          624,263
-----------------------------------------------------------------------------------------------------------------------------
       Total current liabilities...........................................................       16,872,039       17,273,306
-----------------------------------------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term debt, less current portion....................................................       31,696,403       26,633,080
   Deferred income taxes...................................................................       27,722,814       26,028,233
   Postretirement benefit liability........................................................        2,607,162        2,673,947
-----------------------------------------------------------------------------------------------------------------------------
       Total long-term liabilities.........................................................       62,026,379       55,335,260
-----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, authorized 2,000,000 shares of $5.00 par value each; none issued
   Common stock, authorized 20,000,000 shares of $1.00 par value each;
       6,000,000 shares issued.............................................................        6,000,000        6,000,000
   Additional paid-in capital..............................................................       14,367,927       14,367,927
   Retained earnings.......................................................................      114,140,497      101,891,599
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                 134,508,424      122,259,526
   LESS - 505,800 (1993-192,300) shares of common stock in treasury, at cost...............       11,537,088        1,584,496
-----------------------------------------------------------------------------------------------------------------------------
       Total stockholders' equity..........................................................      122,971,336      120,675,030
-----------------------------------------------------------------------------------------------------------------------------
   Commitments and contingent liabilities..................................................
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                $201,869,754     $193,283,596
=============================================================================================================================

The accompanying notes are an integral part of this statement.

                       PUERTO RICAN CEMENT COMPANY, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

-----------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                                                              1994           1993            1992
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income................................................................   $ 15,763,212    $ 11,879,732     $ 10,106,634
-----------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided by operating activities:
       Cumulative effect of changes in accounting principles - net...........                        555,990
       Depreciation, depletion and amortization..............................      6,949,122       6,916,046        6,934,608
       Accretion of discounts on investments.................................     (1,619,542)
       Provision for deferred income taxes...................................      1,694,581       4,026,873        2,119,707
       Provision for postretirement benefits.................................         72,485         390,000
       Postretirement benefits paid..........................................       (139,270)       (146,053)
       Loss on disposition of idle equipment.................................        587,671
       Write-off of goodwill.................................................        697,770
       Loss on sale of short-term investments................................                          5,534
       Gain on sales of long-term investments................................                       (103,613)
       Gain on sale of land..................................................                                         (22,454)
       Changes in assets and liabilities:
         (Increase) decrease in notes and accounts receivable................       (732,668)     (2,664,330)       1,615,886
         Decrease (increase) in inventories..................................      4,224,886       2,631,267       (4,568,410)
         Increase in prepaid expenses........................................       (419,568)       (562,579)        (111,403)
         Decrease in other assets............................................         44,941         113,633           22,508
         Increase (decrease) in accounts payable.............................         24,811       1,376,823       (2,221,931)
         (Decrease) increase in accrued liabilities..........................     (1,631,823)        620,351          704,446
         Increase (decrease) in income taxes payable.........................         40,246        (469,150)       1,083,794
-----------------------------------------------------------------------------------------------------------------------------
            Total adjustments................................................      9,793,642      12,690,792        5,556,751
-----------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities........................     25,556,854      24,570,524       15,663,385
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Decrease (increase) in short-term investments.............................        520,000       2,202,403       (2,727,937)
   Capital expenditures......................................................    (11,256,763)     (9,136,968)      (4,329,320)
   Proceeds from sale of land................................................                                          22,943
   Proceeds from maturities of long-term investments.........................      1,186,400
   Purchase of long-term investments.........................................     (9,084,998)    (40,892,391)      (8,866,765)
   Proceeds from sale of long-term investments...............................                     17,350,402
-----------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities.................................    (18,635,361)    (30,476,554)     (15,901,079)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Purchase of treasury stock................................................     (9,952,592)
   Proceeds from short-term borrowing........................................      2,420,000
   Proceeds from loans.......................................................     17,071,589      12,624,815
   Payment of principal on long-term debt....................................    (13,321,430)     (8,857,143)      (3,482,143)
   Dividends paid............................................................     (3,455,651)     (2,903,851)      (2,419,875)
-----------------------------------------------------------------------------------------------------------------------------
       Net cash (used in) provided by financing activities...................     (7,238,084)        863,821       (5,902,018)
-----------------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents........................................       (316,591)     (5,042,209)      (6,139,712)
Cash and cash equivalents at beginning of year...............................        431,293       5,473,502       11,613,214
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year.....................................   $    114,702    $    431,293     $  5,473,502
=============================================================================================================================

The accompanying notes are an integral part of this statement.

                       PUERTO RICAN CEMENT COMPANY, INC.
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - REPORTING ENTITY AND SUMMARY OF ACCOUNTING POLICIES:
The Company was organized in 1938 under the laws of the Commonwealth of Puerto Rico. It is engaged primarily in the production of cement and related products.

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

Statement of cash flows
For purposes of the statement of cash flows, interest-bearing deposits and other investments with maturities of less than three months at the time of acquisition are considered cash equivalents.

Investments
Investments are carried at cost, adjusted for amortization of premiums or accretion of discounts. Short-term investments consist primarily of bank time deposits, U.S. Treasury Bills, and other U.S. government securities. Long-term investments consist primarily of U.S. government and agency securities with original maturities over one year and up to seven years.
     Effective January 1994, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Investments in Certain Debt and Equity Securities." This statement requires the Company to classify and account for investment in equity securities that have readily determinable fair values and all investments in debt securities as follows:
- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Equity securities and debt securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.
     The Company's policy is to hold its investments to maturity. Accordingly, the adoption of SFAS 115 had no effect on the Company's financial position or results of operations.

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

Interest charged to construction
The Company capitalizes interest as a component of the cost of construction. Interest capitalized totaled $579,700 and $88,800 in 1994 and 1993, respectively. No interest was capitalized in 1992.

Income taxes
As discussed in Note 10, the Company adopted, in January 1993, SFAS 109, "Accounting for Income Taxes." This standard requires an asset and liability approach to the recognition of the tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in financial statements. Certain expenses, primarily depreciation, are reported for tax purposes in different periods from those in which they are reported in the financial statements. Deferred taxes are provided on these and other temporary differences between the tax basis of assets and liabilities and their reported amounts in financial statements.
     The financial statements for 1992 have not been restated for the adoption of SFAS 109. For that year, deferred taxes resulting from timing differences were accounted for by the net change method in accordance with Accounting Principles Board Opinion No. 11 (APB 11).

Employee benefit plans
The Company has a trusteed, non-contributory retirement plan. Pension costs are computed on the basis of accepted actuarial methods. The Projected Unit Credit method is used to determine pension expense. Pension expense includes service cost for benefits earned during the period, interest cost and amortization of unrecognized prior service cost, of gains and losses on plan assets and of the transition amount over a 15-year period. The Company's funding policy is to contribute annually the maximum amount deductible for income tax.
     The Company also offers post-retirement medical and life insurance benefits. This plan is not funded and expenses were recognized as paid until 1992. As discussed in Note 11, the Company adopted, in January 1993, SFAS 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (OPEB), which requires the recognition of the expected cost of providing post-retirement health care and other benefits to an employee or its beneficiaries over their service period.
     In January 1994, the Company adopted SFAS 112, "Employers' Accounting for Postemployment Benefits," which requires employers to accrue the cost of postemployment benefits (including salary continuation, severance and disability benefits, job training and counseling and continuation of benefits such as health care and life insurance coverage) to former or inactive employees. The adoption of this standard had no significant impact on the Company's financial position and results of operations.

Earnings per share
Earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding during the year was 5,704,800 in 1994, and 5,807,700 in 1993 and in 1992, as adjusted for the stock split.

Profit recognition on sales of real estate
Land and development costs are allocated to lots sold proportionately based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collectibility is not reasonably assured and revenue therefore is not measurable.

NOTE 2 - NOTES AND ACCOUNTS RECEIVABLE:
Notes and accounts receivable consist of:

-------------------------------------------------------------
                                        1994          1993
-------------------------------------------------------------
Notes receivable:
   Trade........................   $  1,698,752   $     3,317
   Other........................         80,253        89,131
-------------------------------------------------------------
                                      1,779,005        92,448
-------------------------------------------------------------
Accounts receivable:
   Trade........................     13,418,151    13,566,340
   Employees and affiliated
      companies                          26,428        19,789
   Other........................        229,246     1,069,183
-------------------------------------------------------------
                                     13,673,825    14,655,312

   LESS - Allowance for
     doubtful accounts..........      1,094,003     1,121,601
-------------------------------------------------------------
                                     12,579,822    13,533,711
-------------------------------------------------------------
                                   $ 14,358,827   $13,626,159
=============================================================

NOTE 3 - INVENTORIES:
Inventories consist of:

-------------------------------------------------------------
                                        1994          1993
-------------------------------------------------------------
Finished products................  $ 1,964,131   $ 2,127,413
Work-in-process..................    3,561,875     6,231,167
Raw materials....................    4,202,704     3,276,157
Coal and fuel oil................    1,195,542     3,171,069
Maintenance and operating supplies  17,685,316    17,684,450
Land for sale....................      307,382       651,580
-------------------------------------------------------------
                                   $28,916,950   $33,141,836
=============================================================

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment consist of:

--------------------------------------------------------------------
                              Useful life
                               in years        1994          1993
--------------------------------------------------------------------
Land and quarries.............            $  4,299,475  $  4,299,475
Buildings and structures......     50       27,680,111    27,590,284
Machinery and equipment.......   5-20       87,007,090    88,202,303
Pollution control equipment...     25       28,020,993    28,683,904
Automobiles and trucks........   3-10          793,895       974,399
Rental property...............     10          653,524       653,524
Construction in progress......              14,622,225     6,369,360
--------------------------------------------------------------------
                                           163,077,313   156,773,249
  LESS - Accumulated depreciation,
     depletion and amortization             51,388,740    48,804,646
--------------------------------------------------------------------
                                          $111,688,573  $107,968,603
====================================================================

NOTE 5 - INVESTMENTS:
The carrying, market values and maturities of investments held-to-maturity at December 31, 1994 and 1993 are as follows:

-----------------------------------------------------------------------------------------
                                        1994                            1993
-----------------------------------------------------------------------------------------
                              CARRYING          MARKET         Carrying          Market
                                VALUE           VALUE           Value            Value
-----------------------------------------------------------------------------------------
SHORT-TERM INVESTMENTS
U.S. Treasury securities     $        --     $        --     $   520,000      $   538,824
=========================================================================================
LONG-TERM INVESTMENTS
=========================================================================================
U.S. Treasury securities
  1-5 years..............    $19,574,629     $18,404,049     $13,316,429      $11,300,255
  5-10 years.............     13,296,734      12,006,978      15,087,148       18,120,054
-----------------------------------------------------------------------------------------
                              32,871,363      30,411,027      28,403,577       29,420,309
-----------------------------------------------------------------------------------------
Municipal and other
   U.S. government
   agency securities
    1-5 years............      7,320,996       6,825,744       2,813,842        3,071,765
    5-10 years...........      1,838,148       1,660,538       1,294,948        1,951,786
-----------------------------------------------------------------------------------------
                               9,159,144       8,486,282       4,108,790        5,023,551
-----------------------------------------------------------------------------------------
                             $42,030,507     $38,897,309     $32,512,367      $34,443,860
=========================================================================================

     During 1993, the Company sold securities for a total of $17,350,000 and realized a gain of $104,000. The Company has $2,801,000 in municipal bonds classified as long-term which are callable in 1995.

NOTE 6 - OTHER ASSETS:
Other assets consist of:

-------------------------------------------------------------
                                          1994         1993
-------------------------------------------------------------
Investment in real estate..........     $704,987   $  704,987
Goodwill...........................                   697,770
Other long-term assets.............      147,364      192,305
-------------------------------------------------------------
                                        $852,351   $1,595,062
=============================================================

     Goodwill, included in other assets in 1993 and earlier years, was acquired before November 1, 1970 and, as permitted by generally accepted accounting principles, was not amortized. In 1994, Management determined that the value of this goodwill had been impaired and the recorded balance was written-off.

NOTE 7 - ACCRUED LIABILITIES:
Accrued liabilities consist of:

-------------------------------------------------------------
                                         1994          1993
-------------------------------------------------------------
Accrued taxes other than income....  $   153,985   $1,969,933
Accrued payroll expenses...........    1,917,403    1,821,371
Accrued interest expense...........      386,510      435,779
Other accrued liabilities..........      411,091      273,729
-------------------------------------------------------------
                                     $ 2,868,989   $4,500,812
=============================================================

NOTE 8 - SHORT-TERM BORROWING:
The Company has lines of credit available for short-term borrowing and discount of trade notes receivable in the aggregate amount of $16,600,000. However, under other loan agreements with financial institutions, the Company may incur unsecured short-term borrowing up to $10,000,000 and may discount trade notes receivable up to $5,000,000 through 1999.
     Short-term borrowing at December 31, 1994 was $2,420,000 at rates ranging from 6.1% to 6.3%. Maximum aggregate short-term borrowing outstanding at any month-end was $3,400,000. The approximate average aggregate short-term borrowing outstanding during the year was $424,000. The weighted average interest rate of such borrowing computed on a monthly basis was 5.69%. There was no short-term borrowing outstanding at any month-end during 1993.

NOTE 9 - LONG-TERM DEBT:
Long-term debt consists of:

-------------------------------------------------------------------------------
                                                       1994            1993
-------------------------------------------------------------------------------
9.9% dry process conversion loan, payable in
   equal annual installments of $3,000,000
   through 1996..................................  $ 6,000,000      $ 9,000,000
6.25% term loan, payable in annual
   installments of  $750,000 and a final
   payment of $3,000,000 in 1998.................    5,250,000        6,000,000
$16 million revolving line of credit,
   convertible on December 31, 1995
   into a five-year term loan....................    5,696,403        3,148,083
6.25% term loan, payable in annual
   installments of $1,000,000 and a final
   payment of $4,000,000 in 1998.................    7,000,000        3,476,732
7.0% dry process conversion loan, payable
   in annual installments of $1,428,571 and
   a final payment of $1,071,428 in 1997             3,928,571        5,357,143
Term loan for dry process conversion, prepaid
   in 1994.......................................                     7,142,857
7.35% loan, payable in full on August 13,
   1999; interest payable monthly................    3,000,000
7.30% term loan, payable in full on August 12,
   1999; interest payable monthly................    7,000,000
-------------------------------------------------------------------------------
   Total.........................................   37,874,974       34,124,815
LESS - Current portion...........................    6,178,571        7,491,735
-------------------------------------------------------------------------------
   Total long-term debt..........................  $31,696,403      $26,633,080
===============================================================================

                       PUERTO RICAN CEMENT COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     In August 1994, the Company entered into a $3 million unsecured non-revolving loan, payable in August 1999, which bears interest at a fixed rate of 7.35%. Proceeds from this loan were used to pay the $3 million scheduled installment on the 9.9% dry process conversion loan.
     In September 1994, the Company entered into a $7 million, five-year term loan which bears interest at a fixed rate of 7.30%. Loan proceeds were used to refinance the $7 million outstanding balance related to the dry process conversion loan.
     Financing facilities of up to $24 million were obtained in 1993 for the conversion of two existing slurry mills to finished cement grinding. The expected cost of this project is estimated at $17 million. One of the credit facilities is a $16 million credit agreement which provides for interest at 1% over the bank's 936 funds rate, subject to availability, or 1% over the bank's London Interbank Offer Rate (LIBOR) as adjusted, or 1% over the bank's base rate in the City of New York. The Company has the option to fix the interest rate on the full amount or a portion of the loan up to the term of the loan. Interest rates on advances on this line of credit ranged from 6.86% to 7.15% at December 31, 1994. In February 1995, the Company fixed at 7.58% the interest rate on the outstanding balance of this credit facility. The second facility is an $8 million, unsecured term loan bearing interest at a fixed rate of 6.25% with principal payable over a 5 year period. At December 31, 1994, the Company had $11.3 million available under these lines of credit.
     In September 1985, the Company restructured the terms of all of its outstanding debt with the Government Development Bank for Puerto Rico (GDB). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed. No interest or principal payments are required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered to be extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $34.8 million at December 31, 1994 (1993 - $33 million).
     The loan agreements with banks and other financial institutions impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (Note 8), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1994, the Company was in compliance with the provisions of the loan agreements. The agreements also impose certain prepayment penalties. In 1994, the Company paid the maximum amount that may be paid under these loan agreements without triggering the prepayment penalties.
     Aggregate maturities of long-term debt at December 31, 1994 are as follows:

    ---------------------------------------------------------
    Years                                            Amount
    ---------------------------------------------------------
    1995.......................................   $ 6,178,571
    1996 ......................................     6,178,571
    1997.......................................     2,821,429
    1998.......................................     7,000,000
    1999 and thereafter........................    15,696,403
    ---------------------------------------------------------
                                                  $37,874,974
    =========================================================


NOTE 10 - INCOME TAXES:
Consolidated tax returns are not permitted under the Puerto Rico Income Tax Law; therefore, losses, if any, of subsidiaries cannot be used to offset taxable income of other members of the consolidated group.
     The Puerto Rico Income Tax Law currently allows an accelerated flexible depreciation, whereby a taxpayer may claim depreciation at any rate without reference to useful lives, but limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes of $27,722,814 (1993 - $26,028,233) have been accumulated primarily as a result of using the flexible depreciation method for tax purposes only. The benefits available under the accelerated depreciation methods are limited by the alternative minimum tax (AMT) provisions of the income tax law. The AMT is based on 22% of regular taxable income with certain adjustments for preference items, one of which relates to the accelerated depreciation method. Any AMT paid may be used to reduce the regular tax liability of future years, to the extent the regular tax exceeds the AMT.
     As discussed in Note 1, the Company adopted SFAS 109, "Accounting for Income Taxes," effective January 1, 1993. The cumulative effect of adopting this standard was a reduction of $853,410 ($0.15 per share) in the deferred income tax liability, which reflects the impact of the tax rates then in effect. The impact of adopting SFAS 109 on the income tax provision for 1993 was not significant.
     A new Puerto Rico Internal Revenue Code was enacted in 1994. This law further reduced the maximum corporate income tax rate from 42% to 39% for calendar year 1996 and thereafter. This reduction resulted in a decrease of $2,016,000 ($0.35 per share) in the deferred tax liability.
     Other provisions of the new code include the prospective replacement of the flexible depreciation method with a new accelerated depreciation method and repeal of the reserve method for bad debts with recapture of the existing reserve over a four year period. These provisions, effective for calendar year 1996, will reduce the alternatives for deferral of income taxes; however, Management does not expect the impact on cash flow to be significant in the near term because of the availablity of property that qualified for flexible depreciation.
     The 1994 and 1993 amounts presented below were determined in accordance with SFAS 109, the 1992 amounts were determined in accordance with APB 11.
     The increase in the deferred tax liability during 1994 and 1993 was the result of the following:

-----------------------------------------------------------------------------
                                                       1994        1993
-----------------------------------------------------------------------------
Deferred income tax provision for the year......... $1,694,581  $4,026,873
Cumulative effect of adoption of SFAS 109..........               (853,410)
Deferred tax effect of adoption of SFAS 106........             (1,020,600)
-----------------------------------------------------------------------------
                                                    $1,694,581  $2,152,863
=============================================================================

   Deferred income taxes consist of the following:

-----------------------------------------------------------------------------
                                         1994          1993         1992
-----------------------------------------------------------------------------
Income tax applicable to:
Flexible depreciation taken
   during the year.................. $ 9,423,882   $ 5,355,405  $ 3,578,526
Reversal of flexible depreciation
   taken in prior  years............  (2,188,381)   (1,732,359)  (1,561,990)
Reduction in income tax rates.......  (2,016,293)
AMT credit..........................  (3,867,582)
Postretirement benefit obligation...      28,050      (102,458)
Difference between pension
   credits and amounts deductible
   for tax..........................      78,187       122,840       87,678
Interest charged to construction....     243,474        37,308
Other temporary differences.........      (6,756)      346,137       15,493
-----------------------------------------------------------------------------
                                     $ 1,694,581   $ 4,026,873  $ 2,119,707
=============================================================================

     The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                1994                      1993                    1992
----------------------------------------------------------------------------------------------------------------------------------
                                                                       % of                      % of                     % of
                                                                      pre-tax                   pre-tax                  pre-tax
                                                          Amount      income       Amount       income     Amount        income
----------------------------------------------------------------------------------------------------------------------------------
Computed tax provision...........................     $8,963,793       42.0     $8,041,231       42.0   $6,479,068        42.0
Increase (decrease) in taxes resulting from:
   Enacted future rate changes...................     (2,016,293)      (9.4)
   Write-off of goodwill.........................        293,063        1.4
   Tax exempt income.............................                                 (164,729)      (0.9)    (192,800)       (1.2)
   Interest earned on exempt securities..........       (952,765)      (4.5)      (514,190)      (2.7)    (256,586)       (1.7)
   Interest deducted for tax but not for
     financial statements........................       (995,407)      (4.7)      (789,241)      (4.1)    (747,029)       (4.8)
   Other items...................................        286,762        1.3        136,994        0.7       37,067         0.2
----------------------------------------------------------------------------------------------------------------------------------
                                                      $5,579,153       26.1     $6,710,065       35.0   $5,319,720        34.5
==================================================================================================================================

   The deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                               1994                             1993
----------------------------------------------------------------------------------------------------------------------------------
                                                                      Deferred        Deferred         Deferred        Deferred
                                                                     Tax Assets   Tax Liabilities     Tax Assets   Tax Liabilities
----------------------------------------------------------------------------------------------------------------------------------
Current:
Prepaid pension cost............................................                   $ 1,128,609                      $ 1,137,238
Non-current:
AMT credit......................................................     $4,235,307                     $   295,832
Postretirement benefit liability................................      1,016,793                       1,123,058
Unremitted earnings of subsidiaries.............................                       251,051                          138,359
Property, plant and equipment...................................                    31,595,254                       26,171,526
----------------------------------------------------------------------------------------------------------------------------------
Total deferred tax asset/liability..............................     $5,252,100    $32,974,914      $ 1,418,890     $27,447,123
==================================================================================================================================
Net deferred tax liability......................................                   $27,722,814                      $26,028,233
==================================================================================================================================

     One of the consolidated subsidiaries enjoys a tax exemption grant under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.
     The subsidiaries' aggregate retained earnings amounted to $20,065,000 at December 31, 1994 (1993 - $18,900,000) and arise substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company. As required by SFAS 109, deferred taxes have been provided on the post-1992 unremitted earnings of subsidiaries to the extent these are taxable upon distribution to the Company.

NOTE 11 - EMPLOYEE BENEFIT PLANS:
The Company has a defined benefit pension plan covering substantially all of its non-union employees. The benefits are based on years of service and the employee's average compensation during the last five years of employment. The net periodic pension cost for 1994 totaled $155,880, which decreased the prepaid pension cost by the same amount. In 1993 and 1992 the net periodic pension cost resulted in a credit to income of $342,039 and $292,477, respectively.

     Net pension cost included the following components:

--------------------------------------------------------------------------
                                      1994          1993          1992
--------------------------------------------------------------------------
Service cost - benefits earned
   during the period............  $  450,622    $   307,352    $  326,077
Interest cost on projected
   benefit obligation...........   1,224,251      1,042,511     1,012,081
Actual return on plan assets      (1,571,822)    (1,452,608)   (1,805,618)
Deferral and amortization - net       52,829       (239,294)      174,983
--------------------------------------------------------------------------
Net periodic pension
   expense (income).............  $  155,880      ($342,039)    ($292,477)
=========================================================================

     The following table sets forth the plan's obligations and amounts recognized in the Company's consolidated balance sheet at December 31:

----------------------------------------------------------------------
                                               1994           1993
----------------------------------------------------------------------
 Actuarial present value of
    benefit obligations -
  Accumulated benefit obligation,
  including vested benefits
  of $14,906,312
  (1993 - $12,108,330) .................    $15,167,679    $12,293,647
======================================================================
Projected benefit obligation for service
   rendered to date ....................    $17,994,484    $14,783,155
Plan assets at fair value ..............     20,351,302     20,143,670
----------------------------------------------------------------------
Excess of plan assets over projected
   benefit obligation ..................      2,356,818      5,360,515
Unrecognized prior service cost ........      2,134,858        751,870
Unrecognized gain ......................       (482,654)    (1,788,175)
Unrecognized portion of transition cost
   at January 1, 1987, being recognized
   over 15 years .......................     (1,115,152)    (1,274,460)
----------------------------------------------------------------------
Prepaid pension cost included in
   prepaid expenses ....................    $ 2,893,870    $ 3,049,750
======================================================================

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations and the projected benefit obligation were 7.5% and 5.5%, respectively. The expected long-term rate of return on assets is 8%. Investments held by the plan include high grade corporate bonds, U.S. Treasury Bills, and common stock, including shares of the Company. The plan is administered by a Board of Trustees composed of five Directors. The Board utilizes two independent money managers which, within certain established guidelines, make investment decisions regarding the assets of the plan.

                      PUERTO RICAN CEMENT COMPANY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

     The Company also provides health care and life insurance benefits to participants of the plan after retirement. The employees, upon retirement, have the option to continue participating in the Company's medical group insurance coverage under the same terms and conditions as prescribed for active employees. The life insurance plan coverage decreases, for a period of ten years after age 65, at an annual rate of 7 1/2%.
     In January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and elected to immediately recognize the transition obligation for future benefits to be paid related to past employee services. This resulted in a non-cash pre-tax charge of $2,430,000 ($1,409,400 after tax or $0.24 per share) that represents the effect of the change in accounting for prior years.
     The postretirement benefit expense for 1994 and 1993 included the following components:

-------------------------------------------------------------
                                            1994       1993
-------------------------------------------------------------
Service cost of benefits earned......    $  56,341   $ 62,966
Interest cost........................      195,064    195,945
Amortization and deferral - net......     (178,920)   131,089
-------------------------------------------------------------
Postretirement benefit expense.......    $  72,485   $390,000
=============================================================

     The postretirement benefit liability included the following components:

--------------------------------------------------------------------------
                                                    1994           1993
--------------------------------------------------------------------------
Actuarial present value of postretirement
   benefit obligations:
   Retirees .................................    $1,181,571     $  880,331
   Fully eligible active plan participants...       663,331        456,370
   Other active plan participants ...........       965,189      1,257,241
--------------------------------------------------------------------------
Accumulated postretirement benefit obligation     2,810,091      2,593,942
Unrecognized actuarial (loss) gain ..........      (202,929)        80,005
--------------------------------------------------------------------------
Postretirement benefit liability at the
   end of the year ..........................    $2,607,162     $2,673,947
==========================================================================

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.5%. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 10.5% initially, declining gradually to 5.5% in year 2018 and thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1994 postretirement benefit expense by $30,000 and would have increased the 1994 accumulated postretirement benefit obligation by $282,000.
     The cost of postretirement health and life insurance benefits for the year ended December 31, 1992 determined based on actual expenditures was $133,000.

NOTE 12 - FINANCIAL DATA BY INDUSTRIES:
The Company's financial data by industries for the years ended December 31, 1994, 1993 and 1992 is as follows (000's omitted):

-----------------------------------------------------------------
                                     1994       1993       1992
-----------------------------------------------------------------
Sales to unaffiliated customers:
   Cement and related products .   $ 87,486   $ 77,796   $ 74,085
   Paper and packaging .........      5,247      5,578      5,817
   Realty operations ...........         97        654        120
-----------------------------------------------------------------
                                   $ 92,830   $ 84,028   $ 80,022
=================================================================
Inter-segment sales:
   Paper and packaging .........   $  3,581   $  3,444   $  3,028
=================================================================
Operating profit:
   Cement and related products .   $ 21,064   $ 18,564   $ 16,665
   Paper and packaging .........        847      1,122        861
   Realty operations ...........         97        654        120
                                   $ 22,008   $ 20,340   $ 17,646
=================================================================
Identifiable assets:
   Cement and related products .   $158,038   $156,373   $150,216
   Paper and packaging .........      1,556      2,351      5,460
   Realty operations ...........      1,241      1,256      1,271
   Corporate ...................     41,035     33,304     17,238
-----------------------------------------------------------------
                                   $201,870   $193,284   $174,185
=================================================================
Depreciation, depletion and
   amortization:
   Cement and related products .   $  6,869   $  6,837   $  6,856
   Paper and packaging .........         80         79         79
-----------------------------------------------------------------
                                   $  6,949   $  6,916   $  6,935
=================================================================
Capital expenditures:
   Cement and related products .   $ 11,217   $  9,125   $  4,302
   Paper and packaging .........         40         12         27
-----------------------------------------------------------------
                                   $ 11,257   $  9,137   $  4,329
=================================================================

     The Company operates in the cement and related products and the paper and packaging industries, as well as in realty operations, mainly within the island of Puerto Rico. Operations in the cement and related products industry involve production and sale of cement and hydrated lime. Operations in the paper and packaging industry involve production and sale of paper bags. Realty operations involve the sale and lease of real property.
     Operating profit is total revenue less operating expenses. Interest expense and income taxes have not been deducted in computing operating profit.
     Identifiable assets are those that are used in the Company's operations in each segment. Corporate assets are principally investments and other assets not used by any industry segment.
     In 1994 the Company's largest customer in the cement and related products segment accounted for 11% of total consolidated sales. Export sales were not significant.
     To reconcile industry information with consolidated amounts, the following eliminations have been made: $3,581,000 in 1994, $3,444,000 in 1993 and $3,028,000 in 1992 of inter-segment sales; $3,600 in 1994, $47,500 in 1993 and
$51,000 in 1992 relating to the net change in inter-segment operating profit in beginning and ending inventories; ($2,500) in 1994, $5,900 in 1993 and $1,200 in 1992 of inter-segment operating (loss) profit in inventory at December 31; and $8,392,000 in 1994, $6,957,000 in 1993 and $3,127,000 in 1992 of
receivables arising from inter-segment sales.

NOTE 13 - LEASE COMMITMENTS:
The Company and its subsidiaries lease certain equipment under operating lease agreements. Rental expense under such agreements aggregated $1,523,000 in 1994, $1,339,000 in 1993 and $1,375,000 in 1992.
     At December 31, 1994, the approximate future minimum lease payments under noncancellable operating leases were as follows:

   --------------------------------------------------------
   Year                                            Amount
   --------------------------------------------------------
   1995........................................  $  108,120
   1996........................................     108,120
   1997........................................     108,120
   1998........................................     108,120
   1999........................................     111,364
   2000 and beyond.............................     515,732
   --------------------------------------------------------
                                                 $1,059,576
   ========================================================

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS:
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS
The carrying amount of these assets approximates fair value because of the short maturity of those instruments.

INVESTMENTS
The fair value of investments are estimated based on quoted market prices for these or similar investments.

LONG-TERM DEBT
The fair value of the Company's long-term debt is estimated using discounted cash flows based on the current rates offered to the Company for debt of the same remaining maturities.

     The carrying amount and estimated fair values of these financial instruments at December 31 are as follows:

-----------------------------------------------------------------
                                    1994                1993
-----------------------------------------------------------------
                            CARRYING    FAIR     Carrying   Fair
                             AMOUNT     VALUE     Amount    Value
-----------------------------------------------------------------
                                       (000's omitted)
FINANCIAL ASSETS
Cash and cash equivalents   $   115   $   115   $   431   $   431
Short-term investments ..                           520       539
Long-term investments ...    42,031    38,897    32,512    34,443
FINANCIAL LIABILITIES
Long-term debt ..........    37,875    36,417    34,125    34,287

NOTE 15 - CONTINGENT LIABILITIES AND OTHER COMMITMENTS:
The Company is obligated to purchase, under a long-term supply contract renegotiated in January 1992, a minimum of 100,000 metric tons of coal annually through the year 2000. The purchase price is negotiated annually. Coal purchases have exceeded the minimum amount required by the contract. Purchases under the contract amounted to $4,278,000 in 1994, $4,690,000 in 1993 and $5,853,000 in 1992.
     The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the opinion of legal counsel, that the final outcome of these matters will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 16 - STOCKHOLDERS' EQUITY:
On May 6, 1992, the Board of Directors declared a three-for-one stock split on the Company's common stock. The distribution of 4,000,000 shares was made on June 30, 1992 to shareholders of record on May 29, 1992. The stock split resulted in an increase of $4 million in common stock (par value $1.00) and a reduction of the same amount in retained earnings. All share and per share data in these financial statements have been restated to give effect to the stock split.

NOTE 17 - TREASURY STOCK:
During 1994, the Company completed a program to purchase up to 450,000 additional shares of its outstanding stock through the acquisition of 313,500 shares for $9,952,592. The changes in the treasury stock component of shareholders' equity, which is carried at cost, are detailed below:

----------------------------------------------------------------
                                            Number
                                          of shares    Cost
----------------------------------------------------------------
Treasury stock at December 31, 1993....    192,300  $ 1,584,496
Treasury stock purchased...............    313,500    9,952,592
----------------------------------------------------------------
Treasury stock at December 31, 1994....    505,800  $11,537,088
================================================================

NOTE 18 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash was paid during the year for:

-----------------------------------------------------------------------------
                                             1994        1993       1992
-----------------------------------------------------------------------------
Interest (net of amount capitalized)....   $2,354,000  $2,855,000  $2,982,000
=============================================================================
Income taxes............................   $3,844,000  $3,169,000  $1,930,000
=============================================================================

                      PUERTO RICAN CEMENT COMPANY, INC.
                     CONSOLIDATED FOURTH QUARTER RESULTS

(000's Omitted Except Per Share Amounts)
-----------------------------------------------------------------------------------------------------------------------------
                                                                              Three months ended         Twelve months ended
                                                                                 December 31,               December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                              1994           1993          1994        1993
-----------------------------------------------------------------------------------------------------------------------------
Operating revenues.....................................................     $21,940        $20,122       $92,830      $84,028
Cost of sales..........................................................      12,962         13,137        59,514       53,291
-----------------------------------------------------------------------------------------------------------------------------
Gross margin...........................................................       8,978          6,985        33,316       30,737
Selling, general and administrative expenses...........................       2,945          2,554        11,307       10,397
-----------------------------------------------------------------------------------------------------------------------------
Income from operations.................................................       6,033          4,431        22,009       20,340
-----------------------------------------------------------------------------------------------------------------------------
Other charges (credits):
   Interest and financial charges......................................         556            501         2,305        2,654
   Interest income.....................................................        (626)          (336)       (2,286)      (1,239)
   Other expense (income)..............................................         740           (129)          648         (221)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                670             36           667        1,194
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes.............................................       5,363          4,395        21,342       19,146
Tax provision(1).......................................................         124          1,749         5,579        6,710
-----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of changes in accounting principles....       5,239          2,646        15,763       12,436
Cumulative effect of changes in accounting principles..................                                                  (556)
-----------------------------------------------------------------------------------------------------------------------------
Net income.............................................................     $ 5,239        $ 2,646       $15,763      $11,880
=============================================================================================================================
Earnings per share of common stock*(2).................................     $  0.92        $  0.46       $  2.76      $  2.14
=============================================================================================================================

                         FINANCIAL RESULTS BY QUARTERS

(000's Omitted Except Per Share Amounts)
--------------------------------------------------------------------------------------------------------------------------------
Three Months Ended               MAR. 31   JUNE 30  SEPT. 30  DEC. 31    1994     MAR. 31  JUNE 30   SEPT. 30   DEC. 31    1993
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues..........     $22,537   $24,787  $23,566   $21,940   $92,830   $20,395  $21,835   $21,676   $20,122   $84,028
================================================================================================================================
Gross profit................       8,048     9,294    6,996     8,978    33,316     7,448    7,887     8,417     6,985    30,737
================================================================================================================================
Income before income tax....       5,535     6,349    4,095     5,363    21,342     4,426    4,766     5,559     4,395    19,146
Tax provision (1)...........       1,963     2,256    1,236       124     5,579     1,225    1,635     2,101     1,749     6,710
--------------------------------------------------------------------------------------------------------------------------------
Income before cumulative
   effect of changes in
   accounting...............       3,572     4,093    2,859     5,239    15,763     3,201    3,131     3,458     2,646    12,436
Cumulative effect of changes
   in accounting principles.                                                         (556)                                  (556)
--------------------------------------------------------------------------------------------------------------------------------
Net income..................      $3,572    $4,093   $2,859    $5,239   $15,763   $ 2,645  $ 3,131   $ 3,458    $2,646   $11,880
================================================================================================================================
Per share*(2)...............      $ 0.62    $ 0.72   $ 0.50    $ 0.92   $  2.76   $  0.55  $  0.53   $  0.60    $ 0.46   $  2.14
================================================================================================================================

* Based on weighted average of outstanding shares of 5,704,800 in 1994 and 5,807,700 in 1993.
(1) Includes an adjustment decreasing the provision by approximately $2,000,000 caused by the reduction in the deferred liability resulting from a decrease in the maximum tax rate from 42% to 39% beginning in calendar year 1996.
(2) Excluding, in 1993, a non-cash charge of $0.24 and credit of $0.15 per share for cumulative effects of changes in accounting for postretirement benefits and income taxes, respectively.

                       PUERTO RICAN CEMENT COMPANY, INC.
                       FIVE-YEAR STATISTICAL COMPARISON

-----------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                              1994            1993            1992            1991           1990
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY
Cash..........................................   $    114,702 $       431,293    $    130,782    $    221,351    $    184,766
Short-term investments........................                        520,000       8,070,657      11,391,863      18,420,013
Accounts receivable-net.......................     14,358,827      13,626,159      10,961,829      12,577,715      12,034,639
Inventories...................................     28,916,950      33,141,836      35,773,103      31,204,693      30,565,337
Prepaid expenses..............................      3,907,844       3,488,276       2,925,697       2,814,294       2,741,477
-----------------------------------------------------------------------------------------------------------------------------
   CURRENT ASSETS - TOTAL.....................     47,298,323      51,207,564      57,862,068      58,209,916      63,946,232

Property, plant and equipment-net.............    111,688,573     107,968,603     105,747,681     108,353,458      95,519,838
Cash restricted for use in the dry process
   conversion project.........................                                                                        942,009
Other assets..................................        852,351       1,595,062       1,708,695       1,731,203       1,733,198
Long-term investments.........................     42,030,507      32,512,367       8,866,765
-----------------------------------------------------------------------------------------------------------------------------
                                                 $201,869,754    $193,283,596    $174,185,209    $168,294,577    $162,141,277
=============================================================================================================================
Notes payable (include current portion of
   long-term debt and short-term borrowing)...   $  8,598,571    $  7,491,735    $  5,857,143    $  3,482,143    $  3,142,858
Accounts payable and accrued liabilities......      8,273,468       9,781,571       8,108,355       8,590,443       9,529,379
-----------------------------------------------------------------------------------------------------------------------------
   CURRENT LIABILITIES - TOTAL................     16,872,039      17,273,306      13,965,498      11,982,586      12,572,237

Long-term debt (exclusive of current portion).     31,696,403      26,633,080      24,500,000      30,357,143      33,375,000
Deferred income taxes.........................     27,722,814      26,028,233      23,875,370      21,755,663      20,182,252
Postretirement benefit liability..............      2,607,162       2,673,947
Capital stock (1).............................      8,830,839      18,783,431      18,783,431      14,783,431      14,783,431
Retained earnings.............................    114,140,497     101,891,599      93,060,910      89,325,754      81,128,357
-----------------------------------------------------------------------------------------------------------------------------
                                                 $201,869,754    $193,283,596    $174,185,209    $168,294,577    $162,141,277
=============================================================================================================================
STATISTICAL DATA
Book value per share..........................   $      22.38    $      20.78    $      19.26    $      17.93    $      14.74
Shares outstanding at year-end................      5,494,200       5,807,700       5,807,700       5,807,700       5,807,700
Number of stockholders........................            684             705             729             729             807
Average number of employees...................            552             533             534             555             554
Capital expenditures (including expenditures in
   mill conversion in 1994 and 1993 and dry
   process conversion until 1991).............   $ 11,256,763    $  9,136,968    $  4,329,321    $ 19,803,268    $ 18,423,975
=============================================================================================================================

(1) Including, in 1994, the purchase of 313,500 shares of the Company's outstanding common stock for $9,953,000.

                       PUERTO RICAN CEMENT COMPANY, INC.
                            DIRECTORS AND OFFICERS


DIRECTORS
ANTONIO LUIS FERRE
Chairman of the Board of the Company and President of El Dia, Inc. (Newspaper Publishing Group)
ALBERTO M. PARACCHINI
Vice Chairman of the Board of the Company and Director of Banco Popular de Puerto Rico (Commercial Bank) and
BanPonce Corporation (Bank Holding Company)
HECTOR DEL VALLE
Vice Chairman of the Board of the Company
MIGUEL A. NAZARIO
President and Chief Executive Officer of the Company
JOSE J. SUAREZ
Executive Vice President in Charge of Operations of the
Company
ANTONIO LUIS FERRE RANGEL
Vice President of Strategic Planning
CARLOS J. SUAREZ
Consultant to the Company
ESTEBAN D. BIRD
President of Bird Construction Company (General Contractors)
OSCAR A. BLASINI
President of G.B. Investments, Inc. (Real Estate Development and Investments)
ROSARIO J. FERRE
Second Vice President of Luis A. Ferre Foundation, Inc.
WALLACE GONZALEZ OLIVER
Attorney At Law, Partner, Gonzalez Oliver, Correa Calzada, Collazo Salazar, Herrero &Jimenez (Law Firm)
HECTOR PUIG RAMIREZ
President of Ferreterias Puig, Inc. (Distributors of Construction Materials), Livio Puig, Inc. (Real Estate Company) and Puig Rental, Inc. (Construction Equipment and Tools Leasing)
FEDERICO M. STUBBE
President of Comunidades Fermaral, Inc. (Real Estate)
EMILIO J. VENEGAS
President of Sanson Corporation (Rock and Concrete Products) and Secretary of Venegas Construction Corporation (General Contractors)
FEDERICO F. SANCHEZ
President of Federico F. Sanchez and Company, Inc. and
Interlink Group, Inc. (Real Estate Consultants, Brokers and
Developers)
JORGE L. FUENTES
Chairman of the Board and Chief Executive Officer of Gabriel Fuentes, Jr. Construction Company, Inc. and Chairman of the
Board and Chief Executive Officer of Fuentes Concrete Pile,
Inc. (Concrete Pile Foundations)
JUAN A. ALBORS
Chairman and Chief Executive Officer of Albors Housing Development Corporation (Real Estate Developers and Investors) MARIANO MIER
Dean of Business Administration at Universidad Metropolitana
(four year college)

OFFICERS
MIGUEL A. NAZARIO
President and Chief Executive Officer
JOSE J. SUAREZ
Executive Vice President in Charge of Operations
JOSE O. TORRES
Secretary, Vice President of Finance, and Treasurer
RENE DI CRISTINA
Vice President - Sales
ANGEL M. AMARAL
Vice President and Controller
BENITO DEL CUETO
Vice President of Desarrollos Multiples Insulares, Inc.
JUAN A. CARBONELL
Vice President and General Manager
St. Regis Paper and Bag Division
ANTONIO LUIS FERRE RANGEL
Vice President of Strategic Planning

STATUTORY OFFICES
Ponce, Puerto Rico

EXECUTIVE OFFICES
Guaynabo, Puerto Rico

SUBSIDIARIES*
Caribbean Cement Carriers Corporation
Desarrollos Multiples Insulares, Inc.
Ferre Export Corporation
Florida Lime Corporation
*All Subsidiaries are 100% owned

REGISTRAR AND TRANSFER AGENT
Mellon Financial Services
Ridgefield Park, New Jersey

INDEPENDENT ACCOUNTANTS
Price Waterhouse
San Juan, Puerto Rico

PUBLIC RELATIONS
Ludgage Communications
New York, New York

LEGAL COUNSEL
Totti, Rodriguez Diaz &Fuentes
San Juan, Puerto Rico

                       PUERTO RICAN CEMENT COMPANY, INC.
                            STOCKHOLDER INFORMATION

FORM 10-K
A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K will be mailed upon request made to Mr. Jose Osvaldo Torres, Vice President of Finance and Treasurer, Puerto Rican Cement Company, Inc., PO Box 364487, San Juan, Puerto Rico 00936-4487.

PUERTO RICAN CEMENT COMPANY, INC.
ANNUAL MEETING
The Annual Meeting of Stockholders of Puerto RicanCement Company, Inc. will be held at the office of the Company, Amelia Industrial Park, Guaynabo,Puerto Rico, Wednesday, May 3, 1995 at 10:00 a.m.

COMMON STOCK PRICES
AND DIVIDENDS PER SHARE
The Company's common stock is listed on the New York Stock Exchange (trading symbol:PRN). The following table sets forth the high and low sales price per share of the common stock.

--------------------------------------------------------------
Price per share ($)              1994                1993
--------------------------------------------------------------
                            HIGH      LOW        High    Low
--------------------------------------------------------------
First Quarter               29 1/2    24 1/2     26 1/4  22 3/8
Second Quarter              30 1/4    28 1/8     26      23
Third Quarter               33 1/8    28 3/8     26 3/4  23 7/8
Fourth Quarter              33 1/4    27 1/2     27 1/4  24
Full Year                   33 1/4    24 1/2     27 1/4  22 3/8

Dividends per share              $0.62               $0.53