Form 10-K, Exhibit 13
period 1995-12-31
PUERTO RICAN CEMENT CO INC
filed 1996-03-29
CIK 81076

        FINANCIAL INFORMATION


   14   Management's Discussion and Analysis of Financial
           Condition and Results of Operations
   16   Selected Financial Data
   17   Report of Independent Accountants
   18   Consolidated Statement of Income and Retained Earnings
   19   Consolidated Balance Sheet
   20   Consolidated Statement of Cash Flows
   21   Notes to Consolidated Financial Statements
   30   Consolidated Fourth Quarter Results
   30   Financial Results by Quarters
   31   Five-Year Statistical Comparison
   32   Directors and Officers
   IBC  Stockholder Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section represents Management's discussion and analysis of the Company's consolidated financial condition and results of operations. It should be read with the accompanying financial statements.

ACQUISITION OF READY-MIXED CONCRETE COMPANIES
As further discussed in Note 2 to the consolidated financial statements, the Company completed in November 1995 the acquisition of two ready-mixed concrete companies. These acquisitions positioned Puerto Rican Cement Company within the global movement in the cement industry toward vertical integration. Assets acquired included 18 batching plants and a fleet of 195 ready-mixed concrete trucks.
     The Company expects that these acquisitions will serve as a means to increase operational efficiency and achieve growth within its core business.

RESULTS OF OPERATIONS

1995 COMPARED WITH 1994
The 1995 results include the impact of the operations (since the date of acquisition) of the two ready-mixed concrete companies acquired in November. The effects of these acquisitions are not included in the results of 1994.
     Consolidated net sales increased 8% to $100,130,000 in 1995 from $92,733,000 in 1994. This fluctuation was due to the inclusion in net sales of $7,243,000 of ready-mixed concrete sales from November 21, 1995 (date of acquisition) through December 31, 1995, and the increases in sales in the paper and bag and the lime subsidiaries of $807,000 and $331,000, respectively.
     Cement sales, including sales to consolidated subsidiaries, totaled 20,600,000 bags in 1995 compared with 20,416,000 bags in 1994, a minor increase. Sales of cement, since the date of the acquisitions, to the ready-mixed concrete companies subsidiaries remained at levels similar to those experienced before their acquisitions.
     Consolidated cost of sales for 1995 was $64,233,000 compared with $59,514,000 in 1994. The increase of $4,719,000 represented the net effect of the inclusion of $6,869,000 in costs attributable to the ready-mixed concrete operations, offset by savings of more than $2,000,000 in the cement operations principally attributable to a decrease in repair and maintenance expenses.
Cost of sales as a percentage of sales remained at 64% both in 1995 and 1994.
     Consolidated selling, general and administrative expenses increased $2,383,000 in 1995 compared with $11,308,000 in 1994. The increase was principally due to higher consulting and professional services, increased pension costs and the additional expenses arising from the ready-mixed concrete operations.
     Consolidated interest expense totaled $2,423,000 in 1995 compared with $2,305,000 for 1994. The 5% increase was due to the interest expense on loans related to the mills conversion project completed in the last quarter of 1995. The Company capitalized the interest on those loans as part of the cost of the project during the construction period. Interest expense resulting from the outstanding balances of the Company's credit facilities are expected to increase in 1996 because of the interest on the mills' project loans and on the financing facilities obtained for the acquisitions already mentioned.
     Consolidated interest income increased 10% to $2,529,000 compared with $2,287,000 in 1994. The increase resulted principally from higher average investment balances when compared with the prior year.
     Other income with a total of $636,000 in 1995 increased $1,283,000 when compared with other expenses of $648,000 in 1994. In 1995, the Company sold for $508,000 equipment no longer used in the cement operations. The figures for 1994 were affected by: the write-off of goodwill purchased before 1970; a write-off of equipment no longer in use in the cement manufacturing operations; and an adjustment to the accrual of property taxes.
     In 1995, the provision for income taxes as a percentage of income before taxes increased 30% when compared with 1994 despite an increase of only 8% in income before taxes. The increase resulted because of a favorable adjustment of $2,016,000 in 1994 resulting from the enactment of the 1994 Puerto Rico Internal Revenue Code that decreased the tax provision for that year.

1994 COMPARED WITH 1993
Consolidated net sales increased $9,359,000 in 1994 compared with 1993. A stronger demand for cement in 1994 allowed the Company to increase its cement sales by 2,213,000 bags to 20,416,000 bags, or 12% over the prior year. This resulted from the continued strength of the construction sector of the Puerto Rico economy and favorable weather conditions.
     Consolidated cost of sales increased $6,223,000 in 1994 to $59,514,000, an increase of 11.7% with a substantial part of this change attributable to the higher sales volume experienced in 1994. The increased production levels resulted in a higher consumption of raw materials, which together with major general repair and maintenance works performed during the year, affected cost of sales. As a percentage of sales, cost of sales increased from 63.4% in 1993 to 64.1% in 1994.
     During the third quarter of 1994 the Company performed general maintenance and replacement work on worn

                                               PUERTO RICAN CEMENT COMPANY, INC.

interchangeable machinery parts mostly related to the dry process equipment at a cost of $2.3 million. This kind of repair is expected to take place every three to five years.
     Consolidated selling, general and administrative expenses were $11,308,000 in 1994 and $10,397,000 in 1993. The increase of $911,000 was due to higher equipment rental expenses attributable to higher sales, increased pension plan expenses resulting from changes in interest rates used in actuarial computations, and normal inflationary increases in salaries and related benefits.
     Consolidated interest expense of $2,305,000 for 1994 decreased from $2,654,000 in 1993 due to the refinancing during the second half of 1994 of high interest credit facilities. In addition, interest expense related to the mill conversion project loans was capitalized as part of the cost of the project.
     Interest income increased 84.6% from $1,239,000 in 1993 to $2,287,000 in 1994. This increase resulted from higher average investment balances and interest rates when compared with the prior year.
     Other expenses increased $869,000 in 1994 when compared with 1993. This increase reflected principally the net effect of the write-off of goodwill purchased before 1970, the write-off of equipment no longer used in cement manufacturing operations and the adjustment of accrued property taxes related to the dry process equipment.
     The provision for income taxes decreased $1,131,000 when compared with 1993, despite an increase of $2,197,000 in income before taxes. The 1994 Puerto Rico Internal Revenue Code, enacted in October 1994, reduced the maximum corporate tax rate from 42% to 39%. This change resulted in a favorable adjustment to the deferred tax liability of $2,016,000, also reflected in the provision for income taxes for 1994.

LIQUIDITY AND CAPITAL RESOURCES
The information that follows presents the changes and fluctuations in assets and liabilities for the year 1995 compared with 1994, net of the effect of the balances (at the date of acquisition) of the assets and liabilities of the two ready-mixed concrete companies previously discussed.
     Cash and cash equivalents at December 31, 1995, totaled $11,600,000 compared with $115,000 at December 31, 1994. The 1995 amounts included $1,275,000 of cash and cash equivalents balances from the ready-mixed concrete companies. Working capital at December 31, 1995 of $49,519,000 increased from $30,426,000 at December 31, 1994. The increase was related to increases in cash equivalents and short-term investments resulting from the redemption of long-term investments that the Company reinvested in shorter maturities securities plus the reclassification to available-for-sale of $4,347,000 in investments. The current ratio for both years, 1995 and 1994, remained at 2.8 to 1.
     Net cash provided by operations for 1995 was $20,380,000 compared with $25,557,000 in the prior year. The cash provided by operations was principally used to: pay $3,701,000 in dividends; repurchase 75,000 of the Company's common stock for $2,181,000; repay $2,420,000 in short-term borrowing; and pay $5,793,000 in cash for the acquisitions of the ready-mixers previously mentioned.
     Consolidated notes and accounts receivable decreased by $3,781,000 in 1995 when compared with 1994, net of $13,949,000 attributable to the acquisitions of the ready-mixers. The decrease resulted principally from a decline of $1,200,000 in notes receivable and a decrease in trade receivables.
     The increase of $1,794,000 in consolidated inventories resulted from the net effect of increases in coal and spare parts inventory, offset by a decrease of $518,000 in limestone used in the making of lime. Coal inventory increased was due to a higher amount received (principally the result of the timing of shipments) during this year when compared with 1994, while consumption of this material remained at 1994 levels. Spare parts' inventory was $1,601,000 higher in 1995 when compared with 1994 due to purchases of spare parts equipment related to the mills project completed in the last quarter of 1995.
     Despite the effect resulting from the acquisition of the two ready-mixers, prepaid expenses decreased $451,000 when compared with 1994. The decline resulted primarily from a reduction in the prepaid pension cost.
     Accounts payable at December 1995, excluding the effect of acquisitions at the date of the purchase, were $4,353,000 lower than the amount outstanding at December 1994. The decrease was mainly due to a decline in the amounts payable to cement plant suppliers.
     Capital spending was $10,250,000 and was mainly attributable to the conversion of two existing slurry mills to cement grinding project completed in 1995. Total project cost amounted to $21 million. The Company obtained the funding for this project from commercial banks.
     Long-term debt proceeds for the year ended on December 31, 1995 were $38,371,000. These proceeds were used to: repay $10,000,000 of the outstanding balance of the 7% dry process conversion loan and the 7.3% term loan;
refinance the $6,000,000 outstanding balance of the 9.9% dry process conversion loan; $16,000,000 used in the refinancing of the debt of the two ready-mixers acquired and; $6,000,000 to finish the mill conversion project.

SELECTED FINANCIAL DATA                        PUERTO RICAN CEMENT COMPANY, INC.





-------------------------------------------------------------------------------------------------------------------
Year Ended December 31,                                   1995          1994         1993         1992         1991
-------------------------------------------------------------------------------------------------------------------
Operating revenues(1) ..........................  $100,231,963   $92,829,872  $84,027,588  $80,021,520  $77,968,505
Income before income tax .......................    23,049,750    21,342,365   19,145,787   15,426,354   14,666,908
Tax provision ..................................     7,257,317     5,579,153    6,710,065    5,319,720    4,388,418
Effect of change in accounting for
  postretirement benefits other than
  pensions, net ................................                               (1,409,400)
Cumulative effect of change in accounting
  for income tax ...............................                                  853,410
Net income .....................................    15,792,433    15,763,212   11,879,732   10,106,634   10,278,490
Net income per share(2) ........................          2.90          2.76         2.14         1.74         1.77
Current assets .................................    78,548,232    47,298,323   51,207,564   57,862,068   58,209,916
Current liabilities ............................    27,977,386    16,872,039   17,273,306   13,965,498   12,072,586
Working capital ................................    50,570,846    30,426,284   33,934,258   43,896,570   46,137,330
Current ratio ..................................          2.81          2.80         2.96         4.14         4.82
Property, plant and equipment ..................   142,567,213   112,299,027  107,968,603  105,747,681  108,353,458
Long-term investments ..........................    31,228,541    42,030,507   32,512,367    8,866,765
Total assets ...................................   255,014,868   201,869,754  193,283,596  174,185,209  168,294,577
Long-term debt (exclusive of current portion) ..    57,549,475    31,696,403   26,633,080   24,500,000   30,357,143
Deferred income taxes ..........................    30,808,654    27,722,814   26,028,233   23,875,370   21,755,663
Stockholders' equity-net .......................   135,805,923   122,971,336  120,675,030  111,844,341  104,109,185
Dividends per share ............................          0.68          0.62         0.53         0.41         0.36
Cement sales in barrels ........................     5,149,929     5,104,038    4,550,738    4,532,476    4,424,466


(1) Including revenue from realty operations of:1995-$101,997; 1994-$97,095; 1993-$653,721; 1992-$119,634; 1991-$816,503.
(2) Excluding, in 1993, the cumulative effects of changes in accounting for postretirement benefits and income taxes of ($0.24) and $0.15, respectively.

     The increase of $3,058,000 in deferred income taxes resulted principally from the use, for tax purposes, of the flexible depreciation method offset by the effect of the decrease in the maximum income tax rates previously discussed.
     As discussed in Note 9 to the Consolidated Financial Statements, the Company had available credit facilities for short-term borrowing and discount of trade notes receivable of $19.3 million at December 31, 1995.
     In Management's opinion, future cash flows generated from operations, current cash and cash equivalent balances and the short-term borrowing resources available to the Company will be sufficient to provide for the Company's cash requirements in the foreseeable future.
     The Company's Board of Directors declared a quarterly dividend of $0.17 per common share at its December 1995 meeting. Dividends declared in 1995 totaled $0.68 per common share compared with $0.62 in 1994.

NEW ACCOUNTING STANDARD
In March 1995, the Financial Accounting Standards Board issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement is effective for fiscal year 1996. Management estimates that the adoption of this statement will have no material effect on the Company's consolidated financial statements.

REPORT OF INDEPENDENT ACCOUNTANTS              PUERTO RICAN CEMENT COMPANY, INC.



PRICE WATERHOUSE




February 16, 1996


To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse

CERTIFIED PUBLIC ACCOUNTANTS
(SANJUAN,PUERTORICO)
License No. 10 Expires Dec. 1, 1998
Stamp 1327099 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

CONSOLIDATED STATEMENT OF INCOME
AND RETAINED EARNINGS                          PUERTO RICAN CEMENT COMPANY, INC.

---------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                                   1995              1994            1993
---------------------------------------------------------------------------------------------------------------------------------
Net sales ....................................................................     $100,129,966      $ 92,732,777    $ 83,373,867
Revenue from realty operations, net ..........................................          101,997            97,095         653,721
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    100,231,963        92,829,872      84,027,588
---------------------------------------------------------------------------------------------------------------------------------
Cost and expenses:
  Cost of sales ..............................................................       64,232,980        59,514,156      53,290,853
  Selling, general and administrative expenses ...............................       13,690,290        11,307,574      10,396,754
---------------------------------------------------------------------------------------------------------------------------------
                                                                                     77,923,270        70,821,730      63,687,607
---------------------------------------------------------------------------------------------------------------------------------
     Income from operations ..................................................       22,308,693        22,008,142      20,339,981
---------------------------------------------------------------------------------------------------------------------------------
Other charges (credits):
  Interest and financial charges, net of interest charged to construction ....        2,423,200         2,304,604       2,654,054
  Interest income ............................................................       (2,528,677)       (2,286,583)     (1,238,858)
  Other (income) expenses ....................................................         (635,580)          647,756        (221,002)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                       (741,057)          665,777       1,194,194
---------------------------------------------------------------------------------------------------------------------------------
     Income before taxes and cumulative effect of accounting changes .........       23,049,750        21,342,365      19,145,787
---------------------------------------------------------------------------------------------------------------------------------
Provision for income taxes:
  Current income taxes .......................................................        5,251,313         3,884,572       2,683,192
  Deferred income taxes ......................................................        2,006,004         1,694,581       4,026,873
---------------------------------------------------------------------------------------------------------------------------------
                                                                                      7,257,317         5,579,153       6,710,065
---------------------------------------------------------------------------------------------------------------------------------
     Income before cumulative effect of accounting changes ...................       15,792,433        15,763,212      12,435,722
Cumulative effect of changes in accounting principles, net ...................               --                --        (555,990)
---------------------------------------------------------------------------------------------------------------------------------
     Net income ..............................................................       15,792,433        15,763,212      11,879,732
Retained earnings at beginning of year .......................................      114,140,497       101,891,599      93,060,910

Cash dividends declared; $0.68, $0.62 and $0.53 per share in 1995,
  1994 and 1993, respectively ................................................       (3,716,145)       (3,514,314)     (3,049,043)
---------------------------------------------------------------------------------------------------------------------------------
Retained earnings at end of year .............................................     $126,216,785       114,140,497    $101,891,599
=================================================================================================================================
Earnings per share:
  Income before cumulative effect of accounting changes ......................     $       2.90      $       2.76    $       2.14
  Cumulative effect of changes in accounting principles ......................               --                --           (0.09)
---------------------------------------------------------------------------------------------------------------------------------
     Net income per share ....................................................     $       2.90      $       2.76    $       2.05
=================================================================================================================================
The accompanying notes are an integral part of this statement.

CONSOLIDATED BALANCE SHEET                     PUERTO RICAN CEMENT COMPANY, INC.

-----------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                        1995                 1994
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents ....................................................             $  11,599,636         $    114,702
Investments available-for-sale ...............................................                 4,473,536                   --
Short-term investments .......................................................                   974,073                   --
Notes and accounts receivable, net ...........................................                24,526,385           14,358,827
Inventories ..................................................................                32,222,415           28,916,950
Prepaid expenses .............................................................                 4,752,187            3,907,844
-----------------------------------------------------------------------------------------------------------------------------
     Total current assets ....................................................                78,548,232           47,298,323
Property, plant and equipment, net ...........................................               142,567,213          112,299,027
Long-term investments ........................................................                31,228,541           42,030,507
Other assets .................................................................                 2,670,882              241,897
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             255,014,868         $201,869,754
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable ..............................................................             $   4,100,000         $         --
  Short-term borrowing .......................................................                        --            2,420,000
  Current portion of long-term debt ..........................................                 7,649,853            6,178,571
  Accounts payable ...........................................................                 8,440,255            3,810,152
  Accrued liabilities ........................................................                 6,513,011            2,868,989
  Dividends payable ..........................................................                   939,603              929,818
  Income taxes payable .......................................................                   334,664              664,509
-----------------------------------------------------------------------------------------------------------------------------
     Total current liabilities ...............................................                27,977,386           16,872,039
-----------------------------------------------------------------------------------------------------------------------------
Long-term liabilities:
  Long-term debt, less current portion .......................................                57,549,475           31,696,403
  Deferred income taxes ......................................................                30,808,654           27,722,814
  Postretirement benefit liability ...........................................                 2,873,430            2,607,162
-----------------------------------------------------------------------------------------------------------------------------
     Total long-term liabilities .............................................                91,231,559           62,026,379
-----------------------------------------------------------------------------------------------------------------------------
Stockholders' equity:
  Preferred stock, authorized 2,000,000 shares of $5.00 par value each; none issued
  Common stock, authorized 20,000,000 shares of $1.00 par value each;
     6,000,000 shares issued .................................................                 6,000,000            6,000,000
  Additional paid-in capital .................................................                14,482,054           14,367,927
  Unrealized gain on investments available-for-sale ..........................                    74,313                   --
  Retained earnings ..........................................................               126,216,785          114,140,497
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             146,773,152          134,508,424
  Less - 495,278 (1994-505,800) shares of common stock in treasury, at cost ..                10,967,229           11,537,088
-----------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity ..............................................               135,805,923          122,971,336
-----------------------------------------------------------------------------------------------------------------------------
  Commitments and contingent liabilities .....................................                        --                   --
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           $ 255,014,868         $201,869,754
=============================================================================================================================

The accompanying notes are an integral part of this statement.

CONSOLIDATED STATEMENT OF CASH FLOWS           PUERTO RICAN CEMENT COMPANY, INC.


----------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                               1995              1994           1993
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income .................................................................  $15,792,433       $15,763,212    $11,879,732
----------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided by operating activities (net of effect of acquisitions):
     Cumulative effect of changes in accounting principles, net ..............           --                --        555,990
     Depreciation, depletion and amortization ................................    7,320,130         6,949,122      6,916,046
     Accretion of discounts on investments ...................................   (2,202,236)       (1,619,542)            --
     Provision for deferred income taxes .....................................    3,057,631         1,694,581      4,026,873
     Provision for postretirement benefits ...................................      404,804            72,485        390,000
     Postretirement benefits paid ............................................     (151,522)         (139,270)      (146,053)
     Gain on sale of land and equipment ......................................     (420,635)               --             --
     Gain on sales of long-term investments ..................................      (22,092)               --       (103,613)
     Loss on disposition of idle equipment ...................................           --           587,671             --
     Write-off of goodwill ...................................................           --           697,770             --
     Loss on sale of short-term investments ..................................           --                --          5,534
     Changes in assets and liabilities:
        Decrease (increase) in notes and accounts receivable .................    3,781,010          (732,668)    (2,664,330)
        (Increase) decrease in inventories ...................................   (1,793,997)        4,224,886      2,631,267
        Decrease (increase) in prepaid expenses ..............................      450,554          (419,568)      (562,579)
        (Increase) decrease in other assets ..................................     (188,512)           44,941        113,633
        (Decrease) increase in accounts payable ..............................   (4,353,055)           24,811      1,376,823
        (Decrease) increase in accrued liabilities ...........................     (964,873)       (1,631,823)       620,351
        (Decrease) increase in income taxes payable ..........................     (329,845)           40,246       (469,150)
----------------------------------------------------------------------------------------------------------------------------
          Total adjustments ..................................................    4,587,362         9,793,642     12,690,792
----------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities ...............................   20,379,795         25,556,85    424,570,524
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Acquisition of ready-mixed concrete operations, net of cash acquired .......   (5,793,226)               --             --
  (Increase) decrease in short-term investments ..............................   (3,708,372)          520,000      2,202,403
  Capital expenditures .......................................................   10,249,840)      (11,256,763)    (9,136,968)
  Proceeds from sale of land and equipment ...................................      436,545                --             --
  Proceeds from sale and redemption of investments ...........................   12,974,530         1,186,400     17,350,402
  Purchases of investments ...................................................           --        (9,084,998)   (40,892,391)
----------------------------------------------------------------------------------------------------------------------------
     Net cash used in investing activities ...................................   (6,340,363)      (18,635,361)   (30,476,554)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Purchase of treasury stock .................................................   (2,181,000)       (9,952,592)            --
  (Decrease) increase in short-term borrowing ................................   (2,420,000)        2,420,000             --
  Proceeds from loans ........................................................   38,370,962        17,071,589     12,624,815
  Payment of principal on long-term debt .....................................   32,323,466)      (13,321,430)    (8,857,143)
  Payment of notes payable ...................................................     (300,000)               --             --
  Dividends paid .............................................................   (3,700,994)       (3,455,651)    (2,903,851)
----------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by financing activities .....................   (2,554,498)       (7,238,084)       863,821
----------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents .............................   11,484,934          (316,591)    (5,042,209)
Cash and cash equivalents at beginning of year ...............................      114,702           431,293      5,473,502
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year .....................................  $11,599,636          $114,702       $431,293
============================================================================================================================



The accompanying notes are an integral part of this statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS     PUERTO RICAN CEMENT COMPANY, INC.


NOTE
1
-------------------------------------------------------------------------------
REPORTING ENTITY AND SUMMARY OF
ACCOUNTING POLICIES:

The Company was organized in 1938 under the laws of the Commonwealth of Puerto Rico. It is engaged primarily in the production and sale of cement and related products principally within the island of Puerto Rico.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

INVESTMENTS
Investments in equity securities that have readily determinable fair values and all investments in debt securities are accounted for as follows:
- Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for amortization of premiums or accretion of discounts.
- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in a separate component of shareholders' equity.

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

INTEREST CHARGED TO CONSTRUCTION
The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled $811,800 in 1995, $579,700 in 1994 and $88,800 in 1993.

GOODWILL
Goodwill is amortized on a straight-line basis over the estimated period of benefit not to exceed 30 years.

INCOME TAXES
Income taxes are accounted for following an asset and liability approach to the recognition of the tax consequences of differences between the tax basis of assets and liabilities and their reported amounts in financial statements. Certain expenses, primarily depreciation, are reported for tax purposes in different periods from those in which they are reported in the financial statements. Deferred taxes are provided on these and other temporary differences between the tax basis of assets and liabilities and their reported amounts in financial statements.

EMPLOYEE BENEFIT PLANS
The Company has a non-contributory retirement plan. Pension costs are computed on the basis of accepted actuarial methods. The Projected Unit Credit method is used to determine pension expense. Pension expense includes service cost for benefits earned during the period, interest cost and amortization of unrecognized prior service cost, of gains and losses on plan assets and of the transition amount over a 15-year period. The Company's funding policy is to contribute annually the maximum amount deductible for income tax.

     The Company also offers postretirement medical and life insurance benefits to certain retired employees under an unfunded plan. The expected cost of providing postretirement health care and other benefits to an employee or its beneficiaries is recognized over their service period, is computed based on accepted actuarial methods, and includes service costs for benefits earned during the period, interest costs and amortization of actuarial gains and losses.

EARNINGS PER SHARE
Earnings per share is computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding during the year was 5,452,204 in 1995, 5,704,800 in 1994 and 5,807,700 in 1993.

PROFIT RECOGNITION ON SALES OF REAL ESTATE
Land and development costs are allocated to lots sold proportionately based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collectibility is not reasonably assured and revenue therefore is not measurable.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the 1995 presentation.

NOTE
2
--------------------------------------------------------------------------------
ACQUISITIONS:

On November 20, 1995, the Company purchased 100% of the outstanding shares of Ready Mix Concrete, Inc. (RMC) and Concreto Mixto, Inc. (CMI). The acquisition was financed through the issuance of 85,522 shares of the Company's common stock held in treasury, issuance of notes payable to the sellers and cash.
     Approximately 19% of the shares of RMC have not been delivered to the Company. The transfer of these shares requires the approval of the Court. The Company does not expect any problem to obtain this approval.
     The principal business of RMC and CMI is to produce, sell and distribute ready-mixed concrete throughout the island of Puerto Rico. The Company accounted for both acquisitions under the purchase method.

     The following is a summary of the assets acquired and liabilities assumed from RMC and CMI at the date of their acquisition (in thousands):

----------------------------------------
                                   Total
----------------------------------------
Current assets ................. $19,869
Property, plant and equipment ..  27,242
Goodwill .......................   1,657
Other assets ...................     782
----------------------------------------
                                  49,550
----------------------------------------

Current liabilities.............  13,186
Long-term debt .................  12,788
----------------------------------------
                                  25,974
----------------------------------------
Net assets...................... $23,576
========================================

     The accompanying balance sheet includes the assets and liabilities of RMC and CMI at December 31, 1995. The statements of income and retained earnings and of cash flows include their result of operations and cash flows from November 21 to December 31, 1995.
     Unaudited, proforma consolidated results of operations assuming that the acquisition of RMC and CMI had occurred as of January 1, 1994 follow (in thousands, except per share figures):



----------------------------------------------
                                1995      1994
----------------------------------------------
Net sales.............      $144,385  $137,989
Net income ...........        14,789    13,125
Per share ............          2.71      2.30


     The above proforma information includes amortization of goodwill, depreciation and other adjustments related to the acquisition.

NOTE
3
--------------------------------------------------------------------------------
NOTES AND ACCOUNTS RECEIVABLE:

Notes and accounts receivable consist of:


----------------------------------------------------------------
                                               1995         1994
----------------------------------------------------------------
Notes receivable:
 Trade ...............................  $   534,699  $ 1,698,752
 Other ...............................       30,000       80,253
----------------------------------------------------------------
                                            564,699    1,779,005
----------------------------------------------------------------
Accounts receivable:
 Trade ...............................   25,128,720   13,418,151
 Employees and affiliated companies ..      120,133       26,428
 Other ...............................      252,621      229,246
----------------------------------------------------------------
                                         25,501,474   13,673,825
 Less - Allowance for
   doubtful accounts .................    1,539,788    1,094,003
----------------------------------------------------------------
                                         23,961,686   12,579,822
----------------------------------------------------------------
                                        $24,526,385  $14,358,827
================================================================

                                               PUERTO RICAN CEMENT COMPANY, INC.


NOTE
4
--------------------------------------------------------------------------------
INVENTORIES:

Inventories consist of:


-----------------------------------------------------------------------------------
                                                                 1995          1994
-----------------------------------------------------------------------------------
Finished products.........................................$ 2,207,360    $ 1,964,131
Work-in-process...........................................  3,521,451      3,561,875
Raw materials ............................................  4,651,699      4,202,704
Coal and fuel oil ........................................  1,838,286      1,195,542
Maintenance and operating supplies........................ 19,501,017     17,685,316
Land for sale ............................................    502,602        307,382
------------------------------------------------------------------------------------
                                                          $32,222,415    $28,916,950
====================================================================================

NOTE
5
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment consist of:
-----------------------------------------------------------------------------------
                                    Useful life
                                    in years             1995                  1994
-----------------------------------------------------------------------------------
Land and quarries ................                   $  9,986,078      $  4,909,929
Buildings and structures .........     50              38,971,129        27,680,111
Machinery and equipment ..........   5-20             104,498,442        87,007,090
Pollution control equipment ......     25              30,775,191        28,020,993
Automobiles and trucks ...........   3-10              13,175,076           793,895
Rental property ..................     10                 653,524           653,524
Construction in progress .........                        488,500        14,622,225
-----------------------------------------------------------------------------------
                                                      198,547,940       163,687,767
Less - Accumulated depreciation,
     depletion and amortization ..                     55,980,727        51,388,740
-----------------------------------------------------------------------------------
                                                     $142,567,213      $112,299,027
===================================================================================


NOTE
6
--------------------------------------------------------------------------------
INVESTMENTS:

As part of the issuance of its Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities," the Financial Accounting Standards Board agreed to provide entities a one time opportunity to transfer securities from held-to-maturity without tainting their remaining held-to-maturity portfolio. In December 1995, and based on this opportunity, the Company decided to transfer securities with an approximate amortized cost and market value of $2,960,000 and $3,035,000, respectively, from held-to-maturity to available-for-sale.
     The carrying, market values and scheduled maturities of investments at December 31, 1995 and 1994 are as follows:


-------------------------------------------------------------------------------
                               1995                              1994
-------------------------------------------------------------------------------
                     Amortized       Market            Amortized      Market
                        Cost          Value               Cost         Value
-------------------------------------------------------------------------------
AVAILABLE-FOR-SALE
U.S. Treasury securities
  1-5 years          $  732,342      $  748,828
  5-10 years          1,023,561       1,070,264
-------------------------------------------------------------------------------
                      1,755,903       1,819,092
-------------------------------------------------------------------------------
Municipal and other
  U.S. government
  agency securities
  5-10 years          1,204,327       1,215,450
-------------------------------------------------------------------------------
Marketable equity
  securities          1,438,994       1,438,994
-------------------------------------------------------------------------------
                     $4,399,224      $4,473,536
===============================================================================
HELD-TO-MATURITY
LONG-TERM INVESTMENTS
U.S. Treasury securities
   1-5 years         $17,469,648    $17,238,705    $15,854,936      $14,927,853
   5-10 years          6,659,099      6,626,896     17,016,427       15,483,174
-------------------------------------------------------------------------------
                      24,128,747     23,865,601     32,871,363       30,411,027
-------------------------------------------------------------------------------
Municipal and other
 U.S. government
   agency securities
   1-5 years           6,556,213      6,484,377      4,835,315        4,493,454
   5-10 years            543,581        540,864      4,323,829        3,992,828
                       7,099,794      7,025,241      9,159,144        8,486,282
                     $31,228,541    $30,890,842    $42,030,507      $38,897,309


NOTE
7
--------------------------------------------------------------------------------
OTHER ASSETS:

Other assets consist of:
--------------------------------------------------------------------------------
                                                      1995                 1994
--------------------------------------------------------------------------------
Investment in real estate ...........           $   94,533             $ 94,533
Goodwill, net of accumulated
 amortization of $3,610 .............            1,653,601
Other long-term assets ..............              922,748              147,364
--------------------------------------------------------------------------------
                                                $2,670,882             $241,897
================================================================================

NOTE
8
--------------------------------------------------------------------------------
ACCRUED LIABILITIES:

Accrued liabilities consist of:


------------------------------------------------------------------
                                                 1995         1994
------------------------------------------------------------------
Accrued taxes other than on income....... $   789,228   $  153,985
Accrued payroll expenses ................   2,838,488    1,917,403
Accrued interest expense ................     206,305      386,510
Other accrued liabilities ...............   2,678,990      411,091
------------------------------------------------------------------
                                           $6,513,011   $2,868,989
==================================================================

NOTE
9

SHORT-TERM BORROWING:

The Company has lines of credit available for short-term borrowing and discount of trade notes receivable in the aggregate amount of $20,600,000. However, UNDER exit other loan agreements with financial institutions, the Company may incur in additional unsecured short-term borrowing up to $10,000,000 and may discount trade notes receivable up to $5,000,000 through 1999.
     No balance was outstanding under short-term credit facilities at December 31, 1995. However, these facilities were guaranteeing notes receivable discounted with a bank totaling $1.3 million and, therefore, the amount available for borrowing at that date was $19.3 million. Short-term borrowing at December 31, 1994 was $2,420,000 with interest ranging from 6.1% to 6.3%.
     Maximum aggregate short-term borrowing outstanding at any month-end was $2,175,000 in 1995 and $3,400,000 in 1994. The approximate average aggregate short-term borrowing outstanding during the year was $751,000 in 1995 and $424,000 in 1994. The weighted average interest rate of such borrowing computed annually was 6.09% during 1995 and 5.69% during 1994.

NOTE
10


LONG-TERM DEBT:
-------------------------------------------------------------------------------------
Long-term debt consists of:

-------------------------------------------------------------------------------------
                                                                    1995         1994
-------------------------------------------------------------------------------------
$12 million revolving line of credit,
  converted on December 31, 1995 into
  term loans maturing in various amounts
  between 1996 and 2000, with interest
  payable monthly at fixed rates which
  range from 6.56%to 7.58% .....................             $12,000,000  $ 5,696,403
6.25% term loan, payable in equal annual
  installments of $750,000 and a final
  payment of $3,000,000 in 1998;
  interest payable monthly .....................               4,500,000    5,250,000
6.25% term loan, payable in four equal
  annual installments of $1,000,000 and a
  final payment of $4,000,000 in 1998;
  interest payable monthly .....................               6,000,000    7,000,000
7.35% loan, payable in full on August 13, 1999;
  interest payable monthly ...................                 3,000,000    3,000,000
6.15% loan, payable in five equal annual
  installments of $600,000 and a final
  payment of $3,000,000 in 2001;
  interest payable monthly .....................               6,000,000           --
6.55% term loan, payable in five equal annual
  installments of $1,005,357 beginning
  November 1996 followed by two equal
  annual installments of $2,513,393;
  interest payable monthly .....................              10,053,571           --
6.55% term loan, payable in five equal annual
  installments of $800,000 commencing
  November 1996, followed by two equal
  annual payments of $2,000,000; interest
  payable monthly ..............................               8,000,000           --
6.32% note, payable in twenty equal quarterly
  installments of $200,000 commencing
  February 1996, followed by eight equal
  installments of $500,000 in years six and
  seven; interest payable monthly ..............               8,000,000           --
6% promissory notes, due November 1997;
  interest payable quarterly beginning
  April, 1996 ..................................               4,865,000           --
5% non-negotiable notes, due November
  1997; interest payable quarterly beginning
  December, 1995 ...............................               2,675,976           --
Borrowing against cash surrender value of life
  insurance policies, bearing interest at 5%                     104,781           --
7% dry process conversion loan,
  paid in 1995 ...............................                        --    3,928,571
7.3% term loan, paid in 1995 .................                        --    7,000,000
9.9% dry process conversion loan,
  paid in 1995 ...............................                        --    6,000,000
-------------------------------------------------------------------------------------
  Total ......................................                65,199,328   37,874,974
Less - Current portion .......................                 7,649,853    6,178,571
-------------------------------------------------------------------------------------
  Total long-term debt .......................               $57,549,475  $31,696,403
=====================================================================================

                                               PUERTO RICAN CEMENT COMPANY, INC.

     In September 1985, the Company restructured the terms of all of its outstanding debt with the Government Development Bank for Puerto Rico (GDB). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed. No interest or principal payments are required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $36.6 million at December 31, 1995 (1994 - $34.8 million).
     The loan agreements with banks and other financial institutions impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (Note 9), maintaining working capital greater than certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1995, the Company was in compliance with the provisions of the loan agreements. The agreements also impose certain prepayment penalties. In 1995, the Company paid the maximum amount that may be paid under these loan agreements without triggering the prepayment penalties.
     Aggregate maturities of long-term debt at December 31, 1995 are as follows:


----------------------------------
Years                       Amount
----------------------------------
1996 .................  $7,649,853
1997 .................  13,600,423
1998 .................  10,205,357
1999 .................   7,819,907
2000 and thereafter ..  25,923,788
----------------------------------
                       $65,199,328
==================================


NOTE
11
--------------------------------------------------------------------------------
INCOME TAXES:

Consolidated tax returns are not permitted under the Puerto Rico Income Tax Law; therefore, losses, if any, of subsidiaries cannot be used to offset taxable income of other members of the consolidated group.
        The Puerto Rico Income Tax Law currently allows an accelerated flexible depreciation method, by which a taxpayer may claim depreciation at any rate without reference to useful lives, but limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes of $30,808,654 (1994-$27,722,814) have been accumulated primarily from using the flexible depreciation method for tax purposes only. The benefits available under the accelerated depreciation methods are limited by the alternative minimum tax
(AMT) provisions of the income tax law. The AMT is based on 22% of regular taxable income with certain adjustments for preference items, one of which relates to the accelerated depreciation methods. Any AMT paid may be used to reduce the regular tax liability of future years, to the extent that the regular tax exceeds the AMT.
        The Company adopted SFAS 109, "Accounting for Income Taxes," effective January 1, 1993. The cumulative effect of adopting this standard was a reduction of $853,410 ($0.15 per share) in the deferred income tax liability. The impact of adopting SFAS109 on the income tax provision for 1993 was not significant.
        A new Puerto Rico Internal Revenue Code was enacted in 1994. This Law reduced the maximum corporate income tax rate from 42% to 39% for calendar year 1996 and thereafter. This reduction resulted in a decrease of $755,000 and $2,016,000 ($0.14 and $0.35 per share) in the deferred tax liability for 1995 and 1994, respectively. Also, the new Code generally provides a 100% exclusion on dividends from controlled Puerto Rico corporations.
        Other provisions of the new Code include the replacement of the flexible depreciation method for property acquired after December 31, 1995 with a new accelerated depreciation method and the repeal of the reserve method for bad debts with recapture of the existing reserve over a four-year period. These provisions, effective for calendar year 1996, will reduce the alternatives for deferral of income taxes, however, Management does not expect the impact on cash flow to be significant in the near term because of the availability of property that qualifies for flexible depreciation.
        Deferred income taxes consist of the following:

-----------------------------------------------------------------------
                                         1995         1994         1993
-----------------------------------------------------------------------
Income tax applicable to:
Flexible depreciation taken
   during the year .............. $ 9,565,906  $ 7,407,589  $ 5,355,405
Reversal of flexible depreciation
   taken in prior years .........  (2,342,018)  (2,188,381)  (1,732,359)
AMT credit ......................  (4,246,939)  (3,867,582)          --
Postretirement benefit
   obligation ...................     (98,780)      28,050     (102,458)
Difference between pension
   credits and amounts
deductible for tax ..............     (98,305)      78,187      122,840
Interest charged to construction      313,684      243,474       37,308
Other temporary differences .....     (35,917)      (6,756)     346,137
-----------------------------------------------------------------------
                                  $ 3,057,631  $ 1,694,581  $ 4,026,873
=======================================================================

     The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:


--------------------------------------------------------------------------------------------------------------------------------
                                                              1995                   1994                        1993
--------------------------------------------------------------------------------------------------------------------------------
                                                                        % of                    % of                      % of
                                                                       pre-tax               pre-tax                     pre-tax
                                                    Amount             income      Amount    income           Amount      income
--------------------------------------------------------------------------------------------------------------------------------
Computed tax provision.......................... $9,680,895         42.0       $8,963,793      42.0       $8,041,231     42.0
Increase (decrease) in taxes resulting from:
 Enacted future rate changes....................   (755,000)        (3.3)      (2,016,293)     (9.4)              --       --
 Amortization of goodwill.......................        --           --           293,063       1.4               --       --
 Tax exempt income..............................        --           --               --        --          (164,729)    (0.9)
 Interest earned on exempt securities........... (1,017,843)        (4.4)        (952,765)     (4.5)        (514,190)    (2.7)
 Interest deducted for tax but not for
 financial statements........................... (1,089,746)        (4.7)        (995,407)     (4.7)        (789,241)    (4.1)
 Other items....................................    439,011          1.9          286,762       1.3          136,994      0.7
--------------------------------------------------------------------------------------------------------------------------------
                                                 $7,257,317         31.5       $5,579,153      26.1       $6,710,065     35.0
================================================================================================================================

The deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                1995                                       1994
-------------------------------------------------------------------------------------------------------------------------------
                                                  Deferred                Deferred           Deferred              Deferred
                                                 Tax Assets            Tax Liabilities      Tax Assets          Tax Liabilities
-------------------------------------------------------------------------------------------------------------------------------
Current:
Prepaid pension cost .......................            --              $ 1,030,305                  --            $ 1,128,609

Non-current:
AMT credit .................................    $8,418,775                       --          $4,235,307                     --
Postretirement benefit liability ...........     1,115,573                       --           1,016,793                     --
Property, plant and equipment ..............                             39,221,732                                 31,846,305
Other ......................................       284,626                  375,591                  --                     --
------------------------------------------------------------------------------------------------------------------------------
Total deferred tax asset/liability .........    $9,818,974              $40,627,628          $5,252,100            $32,974,914
==============================================================================================================================
Net deferred tax liability .................                            $30,808,654                                $27,722,814
==============================================================================================================================

     One of the consolidated subsidiaries enjoys a tax exemption grant under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.
     The subsidiaries' aggregate retained earnings amounted to $20,121,000 at December 31, 1995 (1994 - $20,065,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company, therefore no income taxes have been provided for such earnings.

NOTE
12
--------------------------------------------------------------------------------
EMPLOYEE BENEFIT PLANS

The Company has a defined benefit pension plan covering substantially all of its non-union employees. The benefits are based on years of service and the employee's average compensation during the last five years of employment. The net periodic pension cost for 1995 totaled $252,063 (1994 - $155,880), which decreased the prepaid pension cost by the same amount. In 1993 the net periodic pension cost resulted in a credit to income of $342,039.

                                               PUERTO RICAN CEMENT COMPANY, INC.

        Net pension cost included the following components:


----------------------------------------------------------------------
                                        1995         1994         1993
----------------------------------------------------------------------
Service cost - benefits earned
  during the period ...........  $   474,075  $   450,622  $   307,352
Interest cost on projected
  benefit obligation ..........    1,314,808    1,224,251    1,042,511
Actual return on plan assets ..   (1,589,649)  (1,571,822)  (1,452,608)
Deferral and amortization - net       52,829       52,829     (239,294)
----------------------------------------------------------------------
Net periodic pension
  expense (income) ............  $   252,063  $   155,880  $  (342,039)
======================================================================


     The following table sets forth the plan's obligations and amounts recognized in the Company's consolidated balance sheet at December 31:



--------------------------------------------------------------------------
                                                         1995         1994
--------------------------------------------------------------------------
Actuarial present value of benefit obligations -
   Accumulated benefit obligation, including
   vested benefits of $16,135,188
   (1994 - $14,906,312) ..........................$16,407,310  $15,167,679
==========================================================================
Projected benefit obligation for service
   rendered to date ............................  $19,380,168  $17,994,484
Plan assets at fair value ......................   24,126,461   20,351,302
--------------------------------------------------------------------------
Excess of plan assets over projected
   benefit obligation ..........................    4,746,293    2,356,818
Unrecognized prior service cost ................    1,922,721    2,134,858
Unrecognized net gain ..........................   (3,064,300)    (482,654)
Unrecognized portion of transition cost
   at January 1, 1987, being recognized
   over 15 years ..................................  (955,844)  (1,115,152)
--------------------------------------------------------------------------
Prepaid pension cost included in
   prepaid expenses ............................  $ 2,648,870  $ 2,893,870
==========================================================================


     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligations and the projected benefit obligation were 7.5% and 5.5%, respectively. The expected long-term rate of return on assets is 8%. Investments held by the plan include high grade corporate bonds, U.S. Treasury securities, and common stock, including shares of the Company. The plan is administered by a Board of Trustees composed of five Directors of the Company. The Board uses two independent money managers which, within certain established guidelines, make investment decisions regarding the assets of the plan.
     One of the Company's consolidated subsidiaries has a noncontributory defined benefit pension plan. This plan provides coverage to substantially all the subsidiary's employees not covered by a collective bargaining agreement. Benefits under the plan are based on years of service and the employee's highest consecutive five-year average compensation within the last ten completed years of service. The plan's funded status includes an accumulated benefit obligation of $3,415,000, including $3,324,000 of vested benefits, a projected benefit obligation of $3,435,000 and plan assets at fair value of $3,636,000.
     The Company also provides health care and life insurance benefits to participants of the plan after retirement. The employees, upon retirement, have the option of continuing their participation in the Company's medical group insurance coverage under the same terms and conditions as prescribed for active employees. The life insurance plan coverage decreases, for a period of ten years after age 65, at an annual rate of 7 1/2%.
     In January 1, 1993, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and elected to immediately recognize the transition obligation for future benefits to be paid related to past employee services. This resulted in a non-cash pretax charge of $2,430,000 ($1,409,400 after tax or $0.24 per share) that represents the effect of the change in accounting for prior years.
     The postretirement benefit expense for 1994 and 1993 included the following components:

------------------------------------------------------------------------------------------------
                                                    1995                1994               1933
------------------------------------------------------------------------------------------------
Service cost of benefits earned............     $ 52,791           $  56,341           $ 62,966
Interest cost 189,058195,064                                                            195,945
Amortization and deferral - net............       (4,026)           (178,920)           131,089
------------------------------------------------------------------------------------------------
Postretirement benefit expense ............     $236,923           $  72,485           $390,000
================================================================================================

        The postretirement benefit liability included the following components:

------------------------------------------------------------------------------------------------
                                                                  1995                     1994
------------------------------------------------------------------------------------------------
Actuarial present value of postretirement
  benefit obligations:
  Retirees .................................                $1,181,571               $1,181,571
  Fully eligible active plan participants ..                   695,081                  663,331
  Other active plan participants ...........                   928,291                  965,189
------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation                2,736,040                2,810,091
Unrecognized actuarial (loss) gain .........                   (52,426)                (202,929)
------------------------------------------------------------------------------------------------
Postretirement benefit liability at the
  end of the year ..........................                $2,683,614               $2,607,162
================================================================================================

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.5%. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 10.5% initially, declining gradually to 5.5% in year 2018 and thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1995 postretirement benefit expense by $28,500 and would have increased the 1995 accumulated postretirement benefit obligation by $275,300.

NOTE
13
--------------------------------------------------------------------------------
FINANCIAL DATA BY INDUSTRIES

The Company's financial data by industries for the years ended December 31, 1995, 1994 and 1993 is as follows (000's omitted):


--------------------------------------------------------------
                                      1995      1994      1993
--------------------------------------------------------------
Sales to unaffiliated customers:
  Cement and related products .. $ 93,922  $ 87,486  $ 77,796
  Paper and packaging ..........    6,208     5,247     5,578
  Realty operations ............      102        97       654
--------------------------------------------------------------
                                 $100,232  $ 92,830  $ 84,028
==============================================================
Inter-segment sales:
  Cement and related products .. $  1,926  $     --  $     --
  Paper and packaging ..........    3,248     3,581     3,444
--------------------------------------------------------------
                                 $  5,174  $  3,581  $  3,444
==============================================================
Operating profit:
  Cement and related products .. $ 21,625  $ 21,064  $ 18,564
  Paper and packaging ..........      582       847     1,122
  Realty operations ............      102        97       654
--------------------------------------------------------------
                                 $ 22,309  $ 22,008  $ 20,340
==============================================================
Identifiable assets:
  Cement and related products .. $204,196  $158,038  $156,373
  Paper and packaging ..........    3,978     1,556     2,351
  Realty operations ............    1,226     1,241     1,256
  Corporate ....................   45,615    41,035    33,304
--------------------------------------------------------------
                                 $255,015  $201,870  $193,284
==============================================================
Depreciation, depletion and
  amortization:
  Cement and related products .. $  7,243  $  6,869  $  6,837
  Paper and packaging ..........       77        80        79
--------------------------------------------------------------
                                 $  7,320  $  6,949  $  6,916
==============================================================
Capital expenditures:
  Cement and related products .. $ 10,207  $ 11,217  $  9,125
  Paper and packaging ..........       43        40        12
--------------------------------------------------------------
                                 $ 10,250  $ 11,257  $  9,137
==============================================================


     The Company operates in the cement and related products, the paper and packaging industries and in realty operations mainly within the island of Puerto Rico. Operations in the cement and related products industry involve production and sale of cement and hydrated lime and ready-mixed concrete operations. Operations in the paper and packaging industry involve production and sale of paper bags. Realty operations involve the sale and lease of real property.
     Operating profit is total revenue less operating expenses. Interest expense and income taxes have not been deducted in computing operating profit.
     Identifiable assets are those that are used in the Company's operations in each segment. Corporate assets are principally investments and other assets not used by any industry segment.
     In 1995 the Company's largest customer in the cement and related products segment accounted for 11% of total consolidated sales. Export sales were not significant.
     To reconcile industry information with consolidated amounts, the following eliminations have been made: $5,354,000 in 1995, $3,581,000 in 1994 and $3,444,000 in 1993 of inter-segment sales, $52,800 in 1995 $3,600 in 1994 and
$47,500 in 1993 relating to the net change in inter-segment operating profit in beginning and ending inventories; and $6,217,000 in 1995, $8,392,000 in 1994 and $6,957,000 in 1993 of receivables arising from inter-segment sales.

NOTE
14
--------------------------------------------------------------------------------
LEASE COMMITMENTS

The Company and its subsidiaries lease certain equipment under operating lease agreements. Rental expense under such agreements aggregated $296,000 in 1995, $283,000 in 1994 and $276,000 in 1993.
     At December 31, 1995, the approximate future minimum lease payments under noncancellable operating leases were as follows:


------------------------------------------
Year
------------------------------------------
1996 ..........................$  340,305
1997 ..........................   335,155
1998 ..........................   291,855
1999 ..........................   275,299
2000 ..........................   362,262
2001 and beyond ............... 1,233,340
------------------------------------------
                               $2,838,216
==========================================




NOTE
15
--------------------------------------------------------------------------------
FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS
The carrying amount of these assets approximates fair value because of the short maturity of those instruments.

INVESTMENTS
The fair value of investments are estimated based on quoted market prices for these or similar investments.

                                               PUERTO RICAN CEMENT COMPANY, INC.

LONG-TERM DEBT
The fair value of the Company's long-term debt is estimated using discounted cash flows based on the current rates offered to the Company for debt of the same remaining maturities.
     The carrying amount and estimated fair values of these financial instruments at December 31 are as follows (in thousands):


------------------------------------------------------------------------
                                          1995               1994
------------------------------------------------------------------------
                                    Carrying   Fair    Carrying   Fair
                                     Amount    Value    Amount   Value
------------------------------------------------------------------------
     Cash and cash equivalents....  $11,600  $11,600   $   115  $   115
     Investments available-.......
       for-sale ..................    4,474    4,474        --       --
     Short-term investments.......      974    1,047        --       --
     Long-term investments........   31,229   30,891    42,031   38,897
     Long-term debt ..............   65,199   63,500    37,875   36,417

NOTE
16
--------------------------------------------------------------------------------
CONTINGENT LIABILITIES AND OTHER COMMITMENTS


The Company is obligated to purchase, under a long-term supply contract renegotiated in January 1992, a minimum of 100,000 metric tons of coal annually through the year 2000. The purchase price is negotiated annually. Coal purchases have exceeded the minimum amount required by the contract. Purchases under the contract amounted to $6,543,000 in 1995, $4,278,000 in 1994 and $4,690,000 in 1993.
     The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the opinion of legal counsel, that the final outcome of these matters will not affect the Company's financial position and results of operations.


NOTE
17
--------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

During 1995, the Company purchased 75,000 shares of its outstanding stock for $2,181,000. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them. Also, in 1995, the Company reissued 85,522 shares of its common stock held in treasury as part of the agreement to purchase one of the ready-mixed concrete companies as further discussed in Note 2.


--------------------------------------------------------------------------
                                                  Treasury    Additional
                                        Number    stock at      paid-in
                                      of shares     cost        capital
--------------------------------------------------------------------------
      Balance at December 31, 1993
       and 1992 .....................   192,300   $1,584,496  $14,367,927
      Treasury stock purchased ......   313,500    9,952,592           --
      Balance at December 31, 1994 ..   505,800   11,537,088   14,367,927
      Treasury stock purchased ......    75,000    2,181,000           --
      Treasury stock reissued .......   (85,522)  (2,750,859)     114,127
--------------------------------------------------------------------------
      Balance at December 31, 1995 ..   495,278  $10,967,229  $14,482,054
==========================================================================

NOTE
18
--------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash was paid during the year for:

--------------------------------------------------------------------------------
                                          1995             1994           1993
--------------------------------------------------------------------------------
Interest (net of amount
 capitalized) ............          $2,603,000       $2,354,000     $2,855,000
================================================================================
Income taxes .............          $4,501,000       $3,844,000     $3,169,000
================================================================================

CONSOLIDATED FOURTH QUARTER RESULTS            PUERTO RICAN CEMENT COMPANY, INC.

(000's Omitted Except Per Share Amounts)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        Three months ended           Twelve months ended
                                                                           December 31,                   December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         1995      1994                1995        1994
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues ............................................       $29,890   $21,940            $100,232     $92,830
Cost of sales .................................................        19,292    12,962              64,233      59,514
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin ..................................................        10,598     8,978              35,999      33,316
Selling, general and administrative expenses ..................         4,192     3,233              13,690      11,308
-----------------------------------------------------------------------------------------------------------------------------------
Income from operations ........................................         6,406     5,745              22,309      22,008
-----------------------------------------------------------------------------------------------------------------------------------
Other charges (credits):
Interest and financial charges ................................           883       556               2,423       2,305
  Interest income .............................................          (680)     (626)             (2,529)     (2,287)
  Other income ................................................          (128)      452                (635)        648
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           75       382                (741)        666
Income before income taxes                                              6,331     5,363               23,050     21,342
Tax provision(1) ..............................................         1,448       124                7,258      5,579
Net income ....................................................       $ 4,883   $ 5,239            $  15,792    $15,763
===================================================================================================================================
Earnings per share of common stock* ...........................       $  0.90   $  0.92            $    2.90    $  2.76
===================================================================================================================================





FINANCIAL RESULTS BY QUARTERS

(000's Omitted Except Per Share Amounts)
---------------------------------------------------------------------------------------------------------------------------------
Three Months Ended           Mar. 31   June 30   Sept. 30  Dec. 31      1995   Mar. 31   June 30   Sept. 30   Dec. 31       1994
---------------------------------------------------------------------------------------------------------------------------------
Operating revenues .......   $22,743   $25,201    $22,399  $29,889  $100,232   $22,537   $24,787    $23,566   $21,940    $92,830
=================================================================================================================================
Gross profit .............     7,999     9,911      7,941   10,148    35,999     8,048     9,294      6,996     8,978     33,316
=================================================================================================================================
Income before income tax       4,967     7,272      4,479    6,332    23,050     5,535     6,349      4,095     5,363     21,342
Tax provision (1) ........     1,674     2,544      1,591    1,449     7,258     1,963     2,256      1,236       124      5,579
---------------------------------------------------------------------------------------------------------------------------------
Net income ...............   $ 3,293   $ 4,728    $ 2,888  $ 4,883  $ 15,792   $ 3,572   $ 4,093    $ 2,859   $ 5,239    $15,763
=================================================================================================================================
Per share* ...............   $  0.60   $  0.87    $  0.53  $  0.90  $   2.90   $  0.62   $  0.72    $  0.50   $  0.92    $  2.76
=================================================================================================================================


 * Based on weighted average of outstanding shares of 5,452,204 in 1995 and 5,704,800 in 1994.
(1) Includes, in the last quarter of 1994, and adjustment of approximately $2,000,000 decreasing the provision for income taxes as the result of the decrease in the maximum corporate income tax rate from 42% to 39%, effective in 1996.

FIVE-YEAR STATISTICAL COMPARISON
                                               PUERTO RICAN CEMENT COMPANY, INC.

-----------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                      1995          1994          1993            1992     1991
-----------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY
Cash ........................................         $ 11,599,636  $    114,702  $    431,293    $    130,782   $    221,351
Investments available-for-sale ..............            4,473,536
Short-term investments ......................              974,073                     520,000       8,070,657     11,391,863
Accounts receivable-net .....................           24,526,385    14,358,827    13,626,159      10,961,829     12,577,715
Inventories .................................           32,222,415    28,916,950    33,141,836      35,773,103     31,204,693
Prepaid expenses ............................            4,752,187     3,907,844     3,488,276       2,925,697      2,814,294
-----------------------------------------------------------------------------------------------------------------------------
  CURRENT ASSETS - TOTAL ...................            78,548,232    47,298,323    51,207,564      57,862,068     58,209,916

Property, plant and equipment-net ...........          142,567,213   112,299,027   107,968,603     105,747,681    108,353,458
Other assets ................................            2,670,882       241,897     1,595,062       1,708,695      1,731,203
Long-term investments .......................           31,228,541    42,030,507    32,512,367       8,866,765
-----------------------------------------------------------------------------------------------------------------------------
                                                      $255,014,868  $201,869,754  $193,283,596    $174,185,209   $168,294,577
=============================================================================================================================
Notes payable (include current portion of
  long-term debt and short-term borrowing)            $ 11,749,853  $  8,598,571  $  7,491,735    $  5,857,143   $  3,482,143
Accounts payable and accrued liabilities ....           16,227,533     8,273,468     9,781,571       8,108,355      8,590,443
-----------------------------------------------------------------------------------------------------------------------------
  CURRENT LIABILITIES - TOTAL ...............           27,977,386    16,872,039    17,273,306      13,965,498     12,072,586

Long-term debt (exclusive of current portion)           57,549,475    31,696,403    26,633,080      24,500,000     30,357,143
Deferred income taxes .......................           30,808,654    27,722,814    26,028,233      23,875,370     21,755,663
Postretirement benefit liability ............            2,873,430     2,607,162     2,673,947
Capital stock (1) ...........................            9,514,825     8,830,839    18,783,431      18,783,431     14,783,431
Unrealized gain - inventories
  available-for-sale ........................               74,313
Retained earnings ...........................          126,216,785   114,140,497   101,891,599      93,060,910     89,325,754
-----------------------------------------------------------------------------------------------------------------------------
                                                      $255,014,868  $201,869,754  $193,283,596    $174,185,209   $168,294,577
=============================================================================================================================
STATISTICAL DATA
Book value per share ........................         $      24.67  $      22.38  $      20.78    $      19.26   $      17.93
Shares outstanding at year-end ..............            5,504,722     5,494,200     5,807,700       5,807,700      5,807,700
Number of stockholders ......................                  655           684           705             729            729
Number of employees .........................                  939           552           533             534            555
Capital expenditures (including expenditures in
mill conversion in 1995, 1994 and 1993 and
  dry process conversion until 1991) ........         $ 10,249,840  $ 11,256,763  $  9,136,968    $  4,329,321   $ 19,803,268
=============================================================================================================================


(1) Including, for 1995 and 1994, the purchase of 75,000 and 313,500 of the Company's outstanding stocks for $2,181,000 and $9,953,000, respectively. Also includes the issuance of 85,522 shares of the Company's common stock held in treasury for the acquisition of a ready-mixed concrete company.