Form 10-K405, Exhibit 13
period 1996-12-31
PUERTO RICAN CEMENT CO INC
filed 1997-03-31
CIK 81076

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

RESULTS OF OPERATIONS
1996 compared with 1995
Fiscal year 1996, represented the first full year of operation as subsidiaries of PRC of the two ready-mixed concrete companies acquired by the Company in November 1995. Accordingly, most of the significant changes in the comparative amount figures resulted from the inclusion of a full year of operation of the ready-mixed subsidiaries during 1996 compared with less than two months of operation in 1995.

     During 1996, consolidated net sales increased 49% to $149.3 million from $100.2 million in 1995. This increase was principally due to $48.1 million (net of intercompany sales) of additional sales contributed by the ready-mixed operations. Net sales also increased by 6% and 40% on the cement and lime operations, respectively.

     Consolidated gross margin decreased to 28% in 1996 compared with 36% in 1995. The inclusion of lower gross margins from the ready-mixed concrete operations was the principal reason for this decline. Cost of sales was also affected in 1996 by the additional purchases of higher cost clinker which in turn, increased the cost of producing cement.

     Consolidated selling, general and administrative expenses increased by $5.5 million compared with 1995, due to related expenses contributed by the ready-mixed operations. During 1995, only the last two months of operations were impacted by selling, general and administrative expenses from the ready-mixed operations. Consolidated interest and financial charges increased to $4.5 million in 1996 from $2.4 million in 1995 due to interest expense related to financial agreements entered in November, 1995. Also, interest related to loans used in the mills conversion project was charged to expense during 1996. During the first three quarters of 1995, these expenses were capitalized as part of the cost of this project.

Cement and related products segment
Cement operations. Cement sales for 1996 were $89.9 million compared with $85.0 million in 1995. The 6% increase was principally due to a higher volume of cement sales. Cement sold in 1996 totaled 22.1 million bags, an increase of 7% from sales of 20.6 million bags in the prior year. Sales of cement to the ready-mixed subsidiaries were 31% higher than the prior year. Average selling price per bag of cement decreased less than 1%, principally as a result of higher bulk sales during 1996. Gross margin decreased from 40% in 1995 to 37% in 1996. During 1996, the Company more than doubled its purchases of clinker when compared with 1995, in order to meet the greater demand for cement experienced during this year. This higher cost clinker directly impacted cost of sales, resulting in the decrease in gross margin. Clinker production was 2% lower in 1996 compared with 1995.

     Ready-mixed concrete operations. Results for 1996, included for the first time the full year of operations of the Company's ready-mixed concrete subsidiaries. Results for 1995, included only two months of the operations of the ready-mixed subsidiaries. Gross margin for the ready-mixed operation in 1996 increased from 5% for the two-months period of operations of 1995, to 8% for the 12-months of 1996. Income from operations was $0.5 million in 1996 compared with a loss of $0.3 million during the shorter 1995 period. Although, comparisons between a complete year to a period of less than two months are difficult, the Company has been able to implement some economic efficiencies in its ready-mixed operations and expects to continue implementing cost reductions and efficiencies to obtain better results on this operation in the future.

     Hydrated lime operations. Hydrated lime sales increased 40% from $3.6 million in 1995 to $5.1 million in 1996. This increase resulted from a higher volume of export sales which increased from 10,600 tons in 1995 to 26,300 tons in 1996. Gross margin increased from 7% in 1995 to 21% in 1996. This significant improvement resulted from the high level of export sales which contributed to better capacity utilization of the hydrated lime plant, thereby resulting in a lower cost per unit produced.

Paper and packaging segment
Paper and packaging sales (net of intercompany sales) in 1996 were $6.0 million compared with $6.2 million in 1995, a decrease of 2%. Income from operations for this segment increased 46% to $0.8 million due to decreases in paper cost, the improvements in inventory management and production schedules and the adjustment of sale prices to customers.

1995 compared with 1994
The 1995 results include the impact on the Company's operations of the two ready-mixed concrete companies acquired in November, 1995. The effects of these acquisitions are not included in the results of 1994.

     Consolidated net sales increased 8% to $100.1 million in 1995 from $92.7 million in 1994. This increase was due to sales of $7.2 million contributed by the ready-mixed concrete subsidiaries from November 21, 1995, (date of acquisition) through December 31, 1995. Increases in sales in the paper and bag and the lime subsidiaries of $0.8 million and $0.3 million, respectively, also contributed to this increase.

     Consolidated cost of sales for 1995 was $64.2 million compared with $59.5 million in 1994. The increase of $4.7 million represented the net effect of the inclusion of $6.9 million in costs attributable to the ready-mixed concrete operations. These additional costs were offset by savings of more than $2.0 million in the cement operations principally attributable to a decrease in repair and maintenance expenses. Cost of sales as a percentage of sales remained at 64% both in 1995 and 1994.

     Consolidated selling, general and administrative expenses increased $2.4 million to $13.7 million in 1995 compared with $11.3 million in 1994. The increase was principally due to higher consulting and professional services, increased pension costs and additional expenses related to the ready-mixed concrete operations. Gross margin remained at 36% both in 1995 and 1994.

     Consolidated interest expenses totaled $2.4 million in 1995 compared with $2.3 million for 1994. The 5% increase was due to the interest expenses on loans related to the mills conversion project completed in the last quarter of 1995. The Company capitalized the interest on those loans as part of the cost of the project during the construction period.

     Consolidated interest income increased 10% to $2.5 million compared with $2.3 million in 1994. The increase resulted principally from higher average investment balances when compared with the prior year.

     Other income of $0.6 million in 1995 increased $1.2 million when compared with other expenses of $0.6 million in 1994. In 1995, the Company sold for $0.5 million equipment no longer used in the cement operations. The figures for 1994 were affected by: the write-off of goodwill purchased before 1970; a write-off of equipment no longer in use in the cement manufacturing operations; and an adjustment to the accrual of property taxes.

     The provision for income taxes as a percentage of income before taxes increased in 1995 when compared with 1994. The increase resulted due to a reduction of $2.0 million in the provision for 1994, from the enactment of a new Puerto Rico Internal Revenue Code.

Cement and related products segment
Cement operations. Cement sales for 1995 were $85.5 million compared with $84.2 million in 1994. Cement sales, including sales to consolidated subsidiaries, totaled 20.6 million bags in 1995 compared with 20.4 million bags in 1994. Sales of cement to the Company's ready-mixed concrete subsidiaries have, since the date of their acquisition, remained at levels similar to those experienced prior to their acquisitions. Gross margin increased from 37% in 1994 to 40% in 1995 due to better capacity utilization of the plant resulting in lower per unit cost of cement produced.

     Ready-mixed concrete operations. The ready-mixed subsidiaries operations were purchased by the Company in November 1995. Accordingly, 1995 sales and results from operations were impacted by less than two months of these operations and 1994 sales were not affected.

     Hydrated lime operations. Hydrated lime sales increased $0.3 million or 10% from $3.3 million in 1994 to $3.6 million in 1995. The increase resulted from a higher volume of export sales, 10,600 tons in 1995 as compared to 5,700 tons in 1994. Gross margin decreased from 12% in 1994 to 7% in 1995 due to additional cost related to export sales.

Paper and packaging segment
The paper and packaging segment had an 18% increase in sales (net of intercompany sales) from $5.2 million in 1994 to $6.2 million in 1995. Gross margin decreased from 16% in 1994 to 12% in 1995 due to higher paper cost which absorbed the effect of the increased sales. During 1995, the increase in paper cost could not be transferred to customers.

Liquidity and Capital Resources
At December 31, 1996, the Company had $14.8 million in cash and cash equivalents compared with $11.6 million at December 31, 1995. Short-term investments increased by $0.9 million to $1.9 million at December 31, 1996, from approximately $1.0 million in 1995. Working capital increased from $50.6 million at December 31, 1995, to $56.3 at December 31, 1996. At December 31, 1996, and 1995, the Company had current ratios of 2.85 to 1 and 2.81 to 1, respectively.

     Net cash provided by operations was $20.5 million in 1996 compared with $20.4 million in the prior year and was

                       Puerto Rican Cement Company, Inc.
                            Selected Financial Data


Year Ended December 31,             1996          1995         1994         1993         1992
-------------------------------------------------------------------------------------------------
Operating revenues(1)           $149,276,622  $100,231,963  $92,829,872  $84,027,588  $80,021,520
Income before income tax          21,568,030    23,049,750   21,342,365   19,145,787   15,426,354
Tax provision                      6,879,639     7,257,317    5,579,153    6,710,065    5,319,720
Effect of change in accounting
  for postretirement benefits
  other than pensions, net                                                (1,409,400)
Cumulative effect of change in
  accounting for income tax                                                  853,410
Net income                        14,688,391    15,792,433   15,763,212   11,879,732   10,106,634
Net income per share(2)                 2.66          2.90         2.76         2.14         1.74
Current assets                    86,800,526    78,548,232   47,298,323   51,207,564   57,862,068
Current liabilities               30,481,303    27,977,386   16,872,039   17,273,306   13,965,498
Working capital                   56,319,223    50,570,846   30,426,284   33,934,258   43,896,570
Current ratio                           2.85          2.81         2.80         2.96         4.14
Property, plant and equipment    143,088,242   142,567,213  112,299,027  107,968,603  105,747,681
Long-term investments             46,980,338    31,228,541   42,030,507   32,512,367    8,866,765
Total assets                     281,203,510   255,014,868  201,869,754  193,283,596  174,185,209
Long-term debt (exclusive of
  current portion)                67,023,200    57,549,475   31,696,403   26,633,080   24,500,000
Deferred income taxes             33,323,351    30,808,654   27,722,814   26,028,233   23,875,370
Stockholders' equity, net        147,421,046   135,805,923  122,971,336  120,675,030  111,844,341
Dividends per share                     0.70          0.68         0.62         0.53         0.41
Cement sales in tons               1,038,798       968,188      959,561      855,540      852,107

(1) Including revenue from realty operations of:1996-$103,794; 1995-$101,997; 1994-$97,095; 1993-$653,721; 1992-$119,634.
(2) Excluding, in 1993, the cumulative effects of changes in accounting for postretirement benefits and income taxes of ($0.24) and $0.15, respectively.


principally used to pay $3.7 million in dividends, finance capital expenditures of $11.7 million and pay $4.1 million of notes payable. In Management's opinion, future cash flows provided by operations, actual cash and cash equivalent balances, and the short-term borrowing resources of $20.6 million available to the Company will be sufficient to satisfy the Company's cash requirements in the future.

     Consolidated notes and accounts receivable increased by $2.9 million, or 12%, compared with $24.5 million at December 31, 1995. The increase was due to $1.1 million in receivable from a joint-venture created in 1996 for the purchase and sale of steel bars and an increase of $1.1 million in notes receivable related to financing agreements with various customers of the Company. Inventories increased $1.2 million to $33.4 million at December 31, 1996, due to a higher level of coal inventory.

     Capital expenditures in 1996 were $11.7 million, of which $4.6 million was used to purchase new ready-mixed concrete trucks and $1.7 million was used to purchase quarry heavy equipment for the cement plant.

     Current liabilities increased by $2.5 million to $30.5 million at December 31, 1996, due to an increase in the current portion of long-term debt. As further discussed in Note 10 to the financial statements, the balance sheet presentation of the Company's long-term debt was adjusted to reflect the effect of the issuance of $50 million in notes in January 1997.

     Long-term debt, including the current portion, increased $17.2 million to $82.4 million at December 31, 1996, from $65.2 million at December 31, 1995. This increase resulted from a new $17.6 million revolving credit facility obtained to purchase a zero-coupon bond to be used as collateral for the $70 million note issuance described in Note 10 to the financial statements. The $2.5 million increase in deferred income taxes resulted principally from the use, for tax purposes, of the flexible depreciation method and the use of credits available in connection with the alternative minimum tax.

     The Company's Board of Directors declared a quarterly dividend of $0.19 per common share at its December 1996 meeting. Dividends declared in 1996 totaled $0.70 per common share compared with $0.68 in 1995.

Significant events
Merger
Effective January 1, 1997, the Company merged its two ready-mixed concrete subsidiaries, CMI and RMC, which will continue operating under the name of Ready Mix Concrete, Inc. This strategic step is expected to result in additional economic efficiencies for the Company.

San Juan Cement legal case
As further discussed in Note 16 to the financial statements, the Company is the defendant in an antitrust case brought by SJC, the other cement manufacturer in Puerto Rico. The case is currently in discovery.

Aggregates carriers complaint
PRC's ready-mixed concrete subsidiaries are currently the defendants in a complaint filed before the Public Service Commission. As further discussed in
Note 16 to the financial statements, this complaint was brought by an independent truckers' association. The association was seeking the application of freight tariff approved by the Commission in 1988 and, the payment of back charges for the difference between the amount paid and the 1988 tariff.

Aggregates business
The Company expects to commence operation of a new aggregates business during 1997. This new development forms the initial part in the development of real estate owned by the Company and located in Vega Alta and the extraction of limestone from a leased facility located in Guanica.

     As part of a drive to develop realty for uses, such as low cost housing, at various sites on a land location in Vega Alta, the Company will commence aggregate extraction at the site which will principally be used to provide the ready-mixed concrete subsidiary with the aggregates needed in the production of ready-mixed concrete. The Company, also expects to sell some aggregates to the general public.

     Once the initial site of extraction is leveled, the Company will proceed with the development of an initial low income housing project called Las Orquideas.

     The Company will continue to level some of the mountainous terrains at the Vega Alta location by moving aggregate extraction to other sites making possible the development of multiple realty projects mostly for low income housing. Management has also leased a quarry site in the southern town of Guanica which will provide limestone material for the Company's lime subsidiary, Florida Lime Corporation.

Issuance of Notes
On January 27, 1997, the Company completed the private issuance of $50 million of Series A Senior Secured Notes. An additional $20 million in Series B Senior Secured Notes is scheduled to be issued in July 1997. As further discussed in
Note 10 to the financial statements, proceeds from these issuances will be used to repay short- and medium-term debt and to finance projects now under development.

                       Puerto Rican Cement Company, Inc.
                       Report of Independent Accountants

Price Waterhouse



February 13, 1997


To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE


/s/ PRICE WATERHOUSE

San Juan, Puerto Rico


CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 10 Expires Dec. 1, 1998
Stamp 1392173 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

                       Puerto Rican Cement Company, Inc.
             Consolidated Statement of Income and Retained Earnings


Years Ended December 31,                              1996          1995          1994
------------------------------------------------------------------------------------------
Net sales                                         $149,172,828  $100,129,966  $ 92,732,777
Revenue from realty operations, net                    103,794       101,997        97,095
                                                  ------------  ------------  ------------
                                                   149,276,622   100,231,963    92,829,872
                                                  ------------  ------------  ------------
Cost and expenses, including depreciation,
  depletion and amortization of $11,111,840
  (1995 - $7,320,130; 1994 - $6,949,122)
  Cost of sales                                    107,291,187    64,232,980    59,514,156
  Selling, general and administrative expenses      19,168,663    13,690,290    11,307,574
                                                  ------------  ------------  ------------
                                                   126,459,850    77,923,270    70,821,730
                                                  ------------  ------------  ------------
        Income from operations                      22,816,772    22,308,693    22,008,142
                                                  ------------  ------------  ------------
Other charges (credits):
  Interest and financial charges, net of
     interest charged to construction                4,464,152     2,423,200     2,304,604
  Interest income                                   (2,660,077)   (2,528,677)   (2,286,583)
  Other (income) expenses                             (555,333)     (635,580)      647,756
                                                  ------------  ------------  ------------
        Total other charges (credits)                1,248,742      (741,057)      665,777
                                                  ------------  ------------  ------------
        Income before taxes                         21,568,030    23,049,750    21,342,365
                                                  ------------  ------------  ------------
Provision for income taxes:
  Current income taxes                               4,402,169     4,199,686     3,884,572
  Deferred income taxes                              2,477,470     3,057,631     1,694,581
                                                  ------------  ------------  ------------
                                                     6,879,639     7,257,317     5,579,153
                                                  ------------  ------------  ------------
        Net income                                  14,688,391    15,792,433    15,763,212
Retained earnings at beginning of year             126,216,785   114,140,497   101,891,599
Cash dividends declared, $0.70, $0.68 and $0.62
  per share in 1996, 1995 and 1994, respectively    (3,858,108)   (3,716,145)   (3,514,314)
                                                  ------------  ------------  ------------
Retained earnings at end of year                  $137,047,068  $126,216,785  $114,140,497
                                                  ============  ============  ============

Earnings per share:
Net income per share                              $       2.66  $       2.90  $       2.76
                                                  ============  ============  ============

The accompanying notes are an integral part of this statement.

                       Puerto Rican Cement Company, Inc.
                           Consolidated Balance Sheet

December 31,                                                  1996          1995
------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                 $ 14,808,709  $ 11,599,636
Investments available-for-sale                               4,595,908     4,473,536
Short-term investments                                       1,917,616       974,073
Notes and accounts receivable, net                          27,410,312    24,526,385
Inventories                                                 33,443,290    32,222,415
Prepaid expenses                                             4,624,691     4,752,187
                                                          ------------  ------------
     Total current assets                                   86,800,526    78,548,232
Property, plant and equipment, net                         143,088,242   142,567,213
Long-term investments                                       46,980,338    31,228,541
Other assets                                                 4,334,404     2,670,882
                                                          ------------  ------------
                                                          $281,203,510  $255,014,868
                                                          ============  ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable                                           $         --  $  4,100,000
  Current portion of long-term debt                         15,401,050     7,649,853
  Accounts payable                                           7,798,595     8,440,255
  Accrued liabilities                                        5,300,186     6,513,011
  Dividends payable                                          1,050,144       939,603
  Income taxes payable                                         931,328       334,664
                                                          ------------  ------------
     Total current liabilities                              30,481,303    27,977,386
                                                          ------------  ------------
Long-term liabilities:
  Long-term debt, less current portion                      67,023,200    57,549,475
  Deferred income taxes                                     33,323,351    30,808,654
  Other long-term liabilities                                2,954,610     2,873,430
                                                          ------------  ------------
     Total long-term liabilities                           103,301,161    91,231,559
                                                          ------------  ------------
     Total liabilities                                     133,782,464   119,208,945
                                                          ------------  ------------
Stockholders' equity:
  Preferred stock, authorized 2,000,000 shares of $5.00
     par value each; none issued
  Common stock, authorized 20,000,000 shares of $1.00
     par value each; 6,000,000 shares issued                 6,000,000     6,000,000
  Additional paid-in capital                                14,702,914    14,482,054
  Unrealized gain on investments available-for-sale, net       110,361        74,313
  Retained earnings                                        137,047,068   126,216,785
                                                          ------------  ------------
                                                           157,860,343   146,773,152
  Less - 472,926 (1995-495,278) shares of common stock
     in treasury, at cost                                   10,439,297    10,967,229
                                                          ------------  ------------
        Total stockholders' equity                         147,421,046   135,805,923
                                                          ------------  ------------
Commitments and contingent liabilities                    $281,203,510  $255,014,868
                                                          ============  ============

The accompanying notes are an integral part of this statement.

                       Puerto Rican Cement Company, Inc.
                      Consolidated Statement of Cash Flows


Years Ended December 31,                                          1996         1995            1994
-------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                   $14,688,391  $ 15,792,433    $15,763,212
                                                               -----------  ------------    -----------
  Adjustments to reconcile net income to net cash provided by operating activities (net of effect of acquisitions):
     Depreciation, depletion and amortization                   11,111,840     7,320,130      6,949,122
     Accretion of discounts on investments                      (1,485,257)   (2,202,236)    (1,619,542)
     Provision for deferred income taxes                         2,477,470     3,057,631      1,694,581
     Provision for postretirement benefits                         244,215       404,804         72,485
     Postretirement benefits paid                                 (153,364)     (151,522)      (139,270)
     Gain on sale of land and equipment                           (121,800)     (420,635)            --
     Gain on sales of investments available-for-sale               (26,630)      (22,092)            --
     Loss on disposition of idle equipment                              --            --        587,671
     Write-off of goodwill                                              --            --        697,770
     Changes in assets and liabilities:
       (Increase) decrease in notes and accounts receivable     (2,883,927)    3,781,010       (732,668)
       (Increase) decrease in inventories                       (1,220,875)   (1,793,997)     4,224,886
       Decrease (increase) in prepaid expenses                     127,496       450,554       (419,568)
       (Increase) decrease in other assets                      (1,720,590)     (188,512)        44,941
       (Decrease) increase in accounts payable                    (649,259)   (4,353,055)        24,811
       Decrease in accrued liabilities                            (464,033)     (964,873)    (1,631,823)
       Increase (decrease) in income taxes payable                 596,664      (329,845)        40,246
       Decrease in long-term liabilities                            (9,671)           --             --
                                                               -----------  ------------    -----------
  Total adjustments                                              5,822,279     4,587,362      9,793,642
                                                               -----------  ------------    -----------
         Net cash provided by operating activities              20,510,670    20,379,795     25,556,854
                                                               -----------  ------------    -----------
Cash flows from investing activities:
  Acquisition of ready-mixed concrete operations,
    net of cash acquired                                                --    (5,793,226)            --
  Capital expenditures                                         (11,662,959)  (10,249,840)   (11,256,763)
  Proceeds from sale of land and equipment                         208,958       436,545             --
  Redemption of investments held-to-maturity                     2,390,650            --        520,000
  Proceeds from sale of investments                                550,290    12,974,530      1,186,400
  Purchases of investments available-for-sale                     (550,290)           --             --
  Purchases of investments held-to-maturity                    (17,623,200)   (3,708,372)    (9,084,998)
                                                               -----------  ------------    -----------
         Net cash used in investing activities                 (26,686,551)   (6,340,363)   (18,635,361)
                                                               -----------  ------------    -----------
Cash flows from financing activities:
  Purchase of treasury stock                                            --    (2,181,000)    (9,952,592)
  (Decrease) increase in short-term borrowing                           --    (2,420,000)     2,420,000
  Proceeds from loans                                           36,168,271    38,370,962     17,071,589
  Payment of principal on long-term debt                       (18,943,349)  (32,323,466)   (13,321,430)
  Payment of notes payable                                      (4,100,000)     (300,000)            --
  Dividends paid                                                (3,739,968)   (3,700,994)    (3,455,651)
                                                               -----------  ------------    -----------
         Net cash provided by (used in) financing
            activities                                           9,384,954    (2,554,498)    (7,238,084)
                                                               -----------  ------------    -----------
Increase (decrease) in cash and cash equivalents                 3,209,073    11,484,934       (316,591)
Cash and cash equivalents at beginning of year                  11,599,636       114,702        431,293
                                                               -----------  ------------    -----------
Cash and cash equivalents at end of year                       $14,808,709  $ 11,599,636    $   114,702
                                                               ===========  ============    ===========

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

Principles of consolidation
The consolidated financial statements include the accounts of the Company and all of its subsidiaries: Florida Lime Corporation, Ready Mix Concrete, Inc. ("RMC"), Concreto Mixto, Inc. ("CMI"), Desarrollos Multiples Insulares, Inc. and Poly Bags and Packaging, Inc. All material intercompany accounts and transactions have been eliminated in consolidation.

Statement of cash flows
For purposes of the statement of cash flows, interest-bearing deposits and other investments with maturities of less than three months at the time of acquisition are considered cash equivalents.

Revenue recognition
Revenue is recognized when the product is shipped in accordance with billing terms which are generally FOB shipping point.

Investments
Investments in equity securities that have readily determinable fair values and all investments in debt securities are accounted for as follows:

- Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at cost, adjusted for amortization of premiums or accretion of discounts. Such debt securities are reported as short-term or long-term investments, depending on whether the remaining term to maturity is shorter or longer than one year.

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

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and depletion. Depreciation is provided on the straight-line basis over the estimated useful life of each type of asset. Depletion of quarries is calculated on the units-of-production method.

     Maintenance and repair costs which do not extend the life or improve productive capacity of the respective assets are expensed as incurred. Cost of renewals and betterments is capitalized. When assets are sold, retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Interest charged to construction
The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled $812,000 in 1995 and $580,000 in 1994. No interest was capitalized in 1996.

Goodwill
Goodwill, included in other assets, is amortized on a straight-line basis over the estimated period of benefit not to exceed 30 years.

Income taxes
Income taxes are accounted for following an asset and liability approach. Under this approach, deferred taxes are recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, using enacted tax laws and rates.

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

Earnings per share
Earnings per share are computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding for the last three fiscal years was 5,521,486 in 1996, 5,452,204 in 1995 and 5,704,800 in 1994.

Profit recognition on sales of real estate
Land and development costs are allocated proportionately to lots sold based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collection of such income is not reasonably assured and revenue therefore is not measurable.

Reclassifications
Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

NOTE 2 - MERGERS AND ACQUISITIONS:
On November 20, 1995, the Company purchased 100% of the outstanding shares of RMC and CMI. These acquisitions, which were accounted under the purchase method, were financed with the issuance of 85,522 shares of the Company's common stock, the issuance of notes payable and cash.

     The principal business of RMC and CMI is to produce, sell and distribute ready-mixed concrete throughout the island of Puerto Rico.

     The following is a summary of the assets acquired and liabilities assumed from RMC and CMI at the date of their acquisition (in thousands):

                     --------------------------------------
                     Current assets                 $19,869
                     Property, plant and equipment   27,242
                     Goodwill                         1,657
                     Other assets                       782
                     --------------------------------------
                                                     49,550
                     --------------------------------------
                     Current liabilities             13,186
                     Long-term debt                  12,788
                     --------------------------------------
                                                     25,974
                     --------------------------------------
                     Net assets                     $23,576
                     ======================================


     Unaudited, proforma consolidated results of operations assuming that the acquisition of RMC and CMI had occurred as of January 1, 1994, follow (in thousands, except per share figures):

                                       1995      1994
                         ------------------------------
                         Net sales   $144,385  $137,989
                         Net income    14,789    13,125
                         Per share       2.71      2.30


     The above proforma information includes amortization of goodwill, depreciation and other adjustments related to the acquisition.

     The accompanying statement of income and retained earnings includes the results of operations of RMC and CMI since November 20, 1995, the date of the acquisitions.

NOTE 3 - NOTES AND ACCOUNTS RECEIVABLE:
Notes and accounts receivable at December 31, consist of:

                                1996             1995
--------------------------------------------------------
Notes receivable:
   Trade                    $   480,124     $    534,699
   Other                      1,168,069           30,000
                              1,648,193          564,699
                            ----------------------------
Accounts receivable:
   Trade                     26,713,689       25,128,720
   Employees and affiliated
      companies                  49,057          120,133
   Other                        537,958          252,621
                            ----------------------------
                             27,300,704       25,501,474
   Less - Allowance for
      doubtful accounts       1,538,585        1,539,788
                            ----------------------------
                             25,762,119       23,961,686
                            ----------------------------
                            $27,410,312     $ 24,526,385
                            ============================

NOTE 4 - INVENTORIES:
Inventories at December 31, consist of:

                                1996              1995
----------------------------------------------------------
Finished products           $ 2,219,159       $  2,207,360
Work-in-process               4,510,088          3,521,451
Raw materials                 3,544,512          4,651,699
Coal and fuel oil             2,928,482          1,838,286
Maintenance and
   operating supplies        19,738,447         19,501,017
Land for sale                   502,602            502,602
                            ------------------------------
                            $33,443,290       $ 32,222,415
                            ==============================

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment at December 31, consist of:

                               Useful life
                                in years       1996            1995
------------------------------------------------------------------------
Land and quarries                          $  9,912,326     $  9,986,078
Buildings and structures             50      39,233,787       38,971,129
Machinery and equipment            5-20     105,382,873      104,498,442
Pollution control equipment          25      30,963,507       30,775,191
Automobiles and trucks             3-10      19,301,363       13,175,076
Rental property                      10         653,524          653,524
Construction in progress                      1,803,570          488,500
                                           -----------------------------
                                            207,250,950      198,547,940
Less - Accumulated depreciation
and depletion                                64,162,708       55,980,727
                                           -----------------------------
                                           $143,088,242     $142,567,213
                                           =============================

                       Puerto Rican Cement Company, Inc.
             Notes to Consolidated Financial Statements (continued)


NOTE 6 - INVESTMENTS:
The carrying, market values and scheduled maturities of investments at December 31, are as follows:

                                             1996                                        1995
-----------------------------------------------------------------------------------------------------------
                                Amortized              Market              Amortized               Market
                                  Cost                  Value                 Cost                  Value
-----------------------------------------------------------------------------------------------------------
Investments
 available-for-sale,
 at market value:
U.S. Treasury securities
 Due from 1 to
   5 years                     $ 1,838,196           $ 1,846,290           $   732,342           $   748,828
 Due from 5 to
   10 years                             --                    --             1,023,561             1,070,264
                               -----------------------------------------------------------------------------
                                 1,838,196             1,846,290             1,755,903             1,819,092
                               -----------------------------------------------------------------------------
Municipal and other
 U.S. government
 agency securities
 Due from 1 to
   5 years                       1,179,127             1,169,718             1,204,327             1,215,450
                               -----------------------------------------------------------------------------
Marketable equity
 securities                      1,430,997             1,579,900             1,438,994             1,438,994
                               -----------------------------------------------------------------------------
                               $ 4,448,320           $ 4,595,908           $ 4,399,224           $ 4,473,536
                               =============================================================================
Short-term
investments held-
to-maturity, at
amortized cost:
Municipal and other
 U.S. government
 agency securities             $ 1,917,616           $ 1,904,982           $        --           $        --
U.S. Treasury
 securities                             --                    --               974,073             1,047,344
                               -----------------------------------------------------------------------------
                               $ 1,917,616           $ 1,904,982           $   974,073           $ 1,047,344
                               =============================================================================
Long-term
investments held-
to-maturity, at
amortized cost:
U.S. Treasury
 securities
 Due from 1 to
   5 years                     $24,101,670           $23,253,296           $17,469,648           $17,238,705
 Due from 5 to
   10 years                     17,715,663            17,114,370             6,659,099             6,626,896
                               -----------------------------------------------------------------------------
                                41,817,333            40,367,666            24,128,747            23,865,601
                               -----------------------------------------------------------------------------
Municipal and other
 U.S. government
 agency securities
 Due from 1 to
   5 years                       5,163,005             4,986,817             6,556,213             6,484,377
 Due from 5 to
   10 years                             --                    --               543,581               540,864
                               -----------------------------------------------------------------------------
                                 5,163,005             4,986,817             7,099,794             7,025,241
                               -----------------------------------------------------------------------------
                               $46,980,338           $45,354,483           $31,228,541           $30,890,842
                               =============================================================================

     The scheduled maturities of investments, based on their carrying book values, at December 31, 1996, are summarized below:

         Marketable equity securities, with no maturities  $ 1,579,900
         Due within one year                                 1,917,616
         Due from 1 to 5 years                              32,280,683
         Due from 5 to 10 years                             17,715,663
                                                           -----------
                                                           $53,493,862
                                                           ===========

     Gross and net unrealized gains and losses and net unrealized gain (loss) at December 31, amounted to approximately:


                                         1996                       1995
-----------------------------------------------------------------------------------
                                 Available     Held to       Available    Held to
                                 for sale     maturity       for sale    maturity
-----------------------------------------------------------------------------------
Gross unrealized gains            $156,997   $     6,631      $ 84,987    $  12,002
Gross unrealized losses             (9,409)   (1,645,119)      (10,674)    (276,430)
                                  -------------------------------------------------
Net unrealized gain (loss)         147,588   $(1,638,488)       74,313    $(264,428)
                                             ===========                  =========
Deferred income taxes              (37,227)                         --
                                  --------                    --------
Net unrealized gain
 reported in
 stockholders' equity             $110,361                    $ 74,313
                                  ========                    ========

     Gross proceeds from the sale of available-for-sale investments amounted to $550,000 and $12,975,000 in 1996 and 1995, respectively. Gross realized gains (losses) on the sale of these investments totaled $27,000 in 1996 and $29,000 and ($7,000) in 1995.

     In December 1995, the Company transferred securities with an approximate amortized cost and market value of $2,960,000 and $3,035,000, respectively, from held-to-maturity to available-for-sale. Also in 1995, investments that were close to their maturity date in the amount of $12,975,000 were transferred to available-for-sale and subsequently sold.

NOTE 7 - OTHER ASSETS:
Other assets at December 31, consist of:


                                             1996              1995
----------------------------------------------------------------------
Investment in real estate                 $   94,533        $   94,533
Goodwill, net of accumulated
   amortization of $57,000
   (1995 - $3,600)                         1,596,533         1,653,601
Other long-term assets                     2,643,338           922,748
                                          ----------------------------
                                          $4,334,404        $2,670,882
                                          ============================

NOTE 8 - ACCRUED LIABILITIES:
Accrued liabilities at December 31, consist of:

                                              1996              1995
----------------------------------------------------------------------
Accrued taxes other than on income        $  924,643        $  789,228
Accrued payroll expenses                   2,889,914         2,838,488
Accrued interest expense                     293,796           206,305
Other accrued liabilities                  1,191,833         2,678,990
                                          ----------------------------
                                          $5,300,186        $6,513,011
                                          ============================


NOTE 9 - SHORT-TERM BORROWING:
The Company has lines of credit available for short-term borrowing and discount of trade notes receivable in the aggregate amount of $20,600,000. However, under other loan agreements with financial institutions, the Company may incur additional unsecured short-term borrowing up to $10,000,000 and may discount trade notes receivable up to $5,000,000 through 1999. No commitment fees are paid on these credit facilities.

     Short-term borrowing outstanding at December 1996 was refinanced with proceeds from the issuance of $70,000,000 long-term notes, as further described in

Note 10. As the result of this refinancing, the $7,145,000 in short-term borrowing was classified as long-term debt at December 31, 1996. No balance was outstanding under short-term credit facilities at December 31, 1995.

     The maximum aggregate short-term borrowing outstanding at any month-end was $7,145,000 in 1996 and $2,175,000 in 1995. The approximate average aggregates short-term borrowing outstanding during the year was $1,249,000 in 1996 and $751,000 in 1995. The weighted average interest rate of such borrowing computed annually was 6.12% during 1996 and 6.09% during 1995.

NOTE 10 - LONG-TERM DEBT:
Long-term debt at December 31, consists of:

                                                  1996         1995
----------------------------------------------------------------------
Revolving credit facility                     $17,623,200  $        --
Term loan and other borrowing,
   with fixed interest rates ranging
   from 6.15% to 6.56%
   (1995 - 6.15% to 7.35%),
   refinanced in January 1997                  50,000,000   49,553,571
6.32% note, payable in twenty
   equal quarterly installments
   of $200,000 commencing
   February 1996, followed by
   eight equal installments of
   $500,000 in years six and
   seven; interest payable monthly              7,200,000    8,000,000
6% promissory notes, due November
   1997; interest payable quarterly             4,772,917    4,865,000
5% non-negotiable notes, due
   November 1997; interest
   payable quarterly                            2,675,976    2,675,976
Borrowing against cash surrender value
   of life insurance policies, bearing
   interest at 5%, and other                      152,157      104,781
                                              ------------------------
      Total                                    82,424,250   65,199,328
Less - Current portion                         15,401,050    7,649,853
                                              ------------------------
      Total long-term debt                    $67,023,200  $57,549,475
                                              ========================


     In January 1997, the Company paid $7 million of the $17.6 million revolving credit facility. The remaining $10.6 million was refinanced with a new term loan from another financial institution. This new loan is due in full in 1999, with interest payable monthly at a fluctuating rate of 0.375% over LIBOR quoted for periods of thirty days.

     On January 27, 1997, the Company announced the private placement of $70 million in Series A & B Senior Secured Notes (the "Notes") due in 2017. Series A Notes in the amount of $50 million were issued on that date, at an interest of 7.29% payable semiannually. Proceeds from this issuance were used to repay certain of the Company's debt, including certain principal payments due in 1996 which were refinanced on a short-term basis in anticipation of the issuance of the Notes.

     The Company expects to issue the $20 million Series B Notes, with a 7.34% interest rate, at a later date during 1997. Proceeds from this issuance will be used to finance the acquisition of new equipment for an aggregates' business and for the improvement and modernization of the cement plant.

     The Notes are secured by a $17.6 million zero-coupon bond from the U.S. Treasury placed as collateral. The $17.6 million bond was purchased in December 1996 and will accrue to $70 million shortly after the maturity of the Notes.

     The balance sheet classification of the Company's long-term debt at December 31, 1996, as well as the schedule of its aggregate maturities are presented reflecting the effect of the issuance of the $50 million in long term Notes.

     Aggregate maturities of long-term debt at December 31, 1996, are as follows:

                        Years                  Amount
                        --------------------------------
                        1997                 $15,401,050
                        1998                     800,000
                        1999                  11,423,200
                        2000                     800,000
                        2001 and thereafter   54,000,000
                                             -----------
                                             $82,424,250
                                             ===========

     In September 1985, the Company restructured the terms of all of its outstanding debt with the Government Development Bank for Puerto Rico (GDB). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed. No interest or principal payments are required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB, not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $38.4 million at December 31, 1996 (1995 - $36.6 million).

     The loan agreements with banks and other financial institutions impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (see Note 9), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1996, the Company was in compliance with the provisions of the loan agreements. Restrictions imposed by the $70 million Notes, issued in January 1997 are similar but more flexible than the restrictions contained in the loan agreements existing at December 31, 1996.

                       Puerto Rican Cement Company, Inc.
             Notes to Consolidated Financial Statements (continued)

NOTE 11 - INCOME TAXES:
Consolidated tax returns are not permitted under the Puerto Rico Income Tax Law; therefore, losses, if any, of subsidiaries cannot be used to offset taxable income of other members of the consolidated group.

     The Puerto Rico Income Tax Law allows an accelerated flexible depreciation method for certain property purchased prior to 1996, by which a taxpayer may claim depreciation at any rate without reference to useful lives. The depreciation claimed is limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes of $33,323,000 (1995- $30,809,000) have been accumulated primarily from using the flexible depreciation method for tax purposes only. The benefit available under the accelerated depreciation methods are limited by the alternative minimum tax ("AMT") provisions of the income tax law. The AMT is based on 22% of regular taxable income with certain adjustments for preference items, one of which relates to the accelerated depreciation methods. Any AMT paid may be used to reduce the regular tax liability of future years, to the extent that the regular tax exceeds the AMT.

     A new Puerto Rico Internal Revenue Code (the "Code") was enacted in 1994. The Code reduced the maximum corporate income tax rate from 42% to 39% for calendar year 1996 and thereafter. This reduction resulted in a decrease of $755,000 ($0.14 per share) in the deferred tax liability for 1995. Also, the Code generally provides a 100% deduction for dividends from controlled Puerto Rico corporations.

     Other provisions of the Code include the replacement of the flexible depreciation method for property acquired after December 31, 1995, with a new accelerated depreciation method and the repeal of the reserve method for bad debts with recapture of the existing reserve over a four-year period. These provisions, effective for calendar year 1996, reduced the alternatives for deferral of income taxes.

     The provision for deferred income taxes for the years ended December 31, consists of the following:

                                          1996           1995        1994
-----------------------------------------------------------------------------
Income tax applicable to:
Flexible depreciation taken
  during the year                      $1,919,921    $ 9,565,906   $7,407,589
Reversal of flexible depreciation
  taken in prior years                 (2,643,825)    (2,342,018)  (2,188,381)
AMT used (credit)                       3,423,687     (4,246,939)  (3,867,582)
Postretirement benefit obligation         (35,432)       (98,780)      28,050
Difference between pension
  credits and amounts
  deductible for tax                       49,467        (98,305)      78,187
Other temporary differences              (236,348)       277,767      236,718
                                       --------------------------------------
                                       $2,477,470    $ 3,057,631   $1,694,581
                                       ======================================


     The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:

                                                         1996                    1995                    1994
-----------------------------------------------------------------------------------------------------------------------
                                                                 % of                   % of                      % of
                                                               pre-tax                 pre-tax                   pre-tax
                                                  Amount       income     Amount       income     Amount         income
-----------------------------------------------------------------------------------------------------------------------
Computed tax provision                          $8,411,532      39.0   $ 9,680,895      42.0    $ 8,963,793       42.0
Increase (decrease) in taxes resulting from:
  Tax exempt income                               (143,540)     (0.7)           --        --             --         --
  Interest earned on exempt securities            (941,102)     (4.4)   (1,017,843)     (4.4)      (952,765)      (4.5)
  Interest deducted for tax but not for
    financial statements                          (698,223)     (3.2)   (1,089,746)     (4.7)      (995,407)      (4.7)
  Enacted future rate changes                           --        --      (755,000)     (3.3)    (2,016,293)      (9.4)
  Amortization of goodwill                              --        --            --        --        293,063        1.4


  Other items                                      250,972       1.2       439,011       1.9        286,762        1.3
                                                ----------------------------------------------------------------------
                                                $6,879,639      31.9   $ 7,257,317      31.5    $ 5,579,153       26.1
                                                ======================================================================

     The deferred tax assets and liabilities at December 31, are as follows:

                                                1996                               1995
--------------------------------------------------------------------------------------------------------
                                     Deferred            Deferred       Deferred            Deferred
                                    Tax Assets        Tax Liabilities  Tax Assets        Tax Liabilities
--------------------------------------------------------------------------------------------------------
Current:
-------
Prepaid pension cost                        --         $ 1,079,772               --        $ 1,030,305

Non-current:
-----------
AMT credit                          $4,995,088                  --       $8,418,775                 --
Postretirement benefit liability     1,151,005                  --        1,115,573                 --
Property, plant and equipment               --          38,292,875               --         39,221,732
Other                                  115,766             212,563          284,626            375,591
                                    ------------------------------------------------------------------
Total deferred tax asset/liability  $6,261,859         $39,585,210       $9,818,974        $40,627,628
                                    ==================================================================
Net deferred tax liability                             $33,323,351                         $30,808,654
                                    ==================================================================

     One of the consolidated subsidiaries enjoys a tax exemption grant under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.

     The subsidiaries' aggregate retained earnings amounted to $21,443,000 at December 31, 1996, (1995 - $20,121,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided for such earnings.

NOTE 12 - EMPLOYEE BENEFIT PLANS:
The Company has a defined benefit pension plan covering substantially all of its non-union employees. The benefits are based on years of service and the employee's average compensation during the last five years of employment.

     Net pension cost included the following components:

                                            1996           1995           1994
---------------------------------------------------------------------------------
Service cost - benefits earned
  during the period                    $    482,883   $    474,075   $    450,622
Interest cost on projected
  benefit obligation                      1,437,542      1,314,808      1,224,251
Actual return on plan assets             (1,880,634)    (1,589,649)    (1,571,822)
Deferral and amortization - net              52,829         52,829         52,829
                                       ------------------------------------------
Net periodic pension expense           $     92,620   $    252,063   $    155,880
                                       ==========================================

     The following table sets forth the plan's obligations and amounts recognized in the Company's consolidated balance sheet at December 31:

                                                      1996         1995
---------------------------------------------------------------------------
    Actuarial present value of
      benefit obligations -
      Accumulated benefit
         obligation, including vested
         benefits of $18,140,655
         (1995 - $16,135,188)                      $18,391,695  $16,407,310
                                                   ========================
    Projected benefit obligation for service
      rendered to date                             $21,380,815  $19,380,168
    Plan assets at fair value                       25,105,539   24,126,461
                                                   ------------------------
    Excess of plan assets over projected
      benefit obligation                             3,724,724    4,746,293
    Unrecognized prior service cost                  1,710,584    1,922,721
    Unrecognized net gain                           (1,863,064)  (3,064,300)
    Unrecognized portion of transition cost at
      January 1, 1987, being recognized
      over 15 years                                   (796,536)    (955,844)
                                                   ------------------------
    Prepaid pension cost included in
      prepaid expenses                             $ 2,775,708  $ 2,648,870
                                                   ========================

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligation and the projected benefit obligation were 7.25% and 5.25%, respectively. The expected long-term rate of return on assets is 8%. Investments held by the Plan include high-grade corporate bonds, U.S. Treasury securities, and common stock, including 160,245 shares of the Company. The plan is administered by a Board of Trustees composed of five Directors of the Company. The Board uses two independent money managers which, within certain established guidelines, make investment decisions regarding the assets of the plan.

     One of the Company's consolidated subsidiaries has a noncontributory defined benefit pension plan. This plan provides coverage to substantially all the subsidiary's employees not covered by a collective bargaining agreement. Benefits under the plan are based on years of service and the employee's highest consecutive five-year average compensation within the last ten completed years of service. The plan's funded status includes an accumulated benefit obligation of $3,542,000, including $3,513,000 of vested benefits, a projected benefit obligation of $3,578,000 and plan assets at fair value of $3,960,000.

     The Company also provides health care and life insurance benefits to participants of the plan after retirement. The employees, upon retirement, have the option of continuing their participation in the Company's medical group insurance coverage under the same terms and conditions as prescribed for active employees. The life insurance plan coverage decreases, for a period of ten years after age 65, at an annual rate of 7-1/2%. The Company also provides severance benefits under the terms of collective bargaining agreements. The costs of these benefits are not significant.

     The postretirement benefit expense included the following components:

                                          1996           1995             1994
--------------------------------------------------------------------------------
Service cost of benefits earned        $ 57,784        $ 52,791         $ 56,341
  Interest cost                         190,830         189,058          195,064
  Amortization and deferral - net        (4,397)         (4,926)        (178,920)
                                       -----------------------------------------
Postretirement benefit expense         $244,217        $236,923         $ 72,485
                                       =========================================

     The postretirement benefit liability includes the following components:

                                                        1996                      1995
-----------------------------------------------------------------------------------------
Actuarial present value of postretirement
  benefit obligations:
  Retirees                                           $1,213,562                $1,112,568
  Fully eligible active plan participants               609,852                   695,081
  Other active plan participants                        957,899                   928,391
                                                     ------------------------------------
Accumulated postretirement
  benefit obligation                                  2,781,313                 2,736,040
Unrecognized actuarial gain                             (52,356)                  (52,426)
                                                     ------------------------------------
Postretirement benefit liability
  included in other long-term liabilities            $2,728,957                $2,683,614
                                                     ====================================

                       Puerto Rican Cement Company, Inc.
             Notes to Consolidated Financial Statements (continued)


     The discount rate used to determine the accumulated postretirement benefit obligation was 7.25%. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 10.5% initially, declining gradually to 5.25% in year 2018 and thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1996 postretirement benefit expense by $144,500 and would have increased the 1996 accumulated postretirement benefit obligation by $16,900.

NOTE 13 - FINANCIAL DATA BY INDUSTRIES:
The Company operates in the cement and related products, the paper and packaging industries, and in realty operations mainly within the island of Puerto Rico. Operations in the cement and related products industry involves production and sale of cement and hydrated lime and ready-mixed concrete operations. Operations in the paper and packaging industry involve production and sale of paper and polypropylene bags. Realty operations involve the sale and lease of real property.

     The Company's financial data by industries for the years ended December 31, 1996, 1995 and 1994 is as follows (in thousands):

                                              1996      1995     1994
         --------------------------------------------------------------

         Sales to unaffiliated customers:
           Cement and related products     $143,083  $ 93,922  $ 87,486
           Paper and packaging                6,090     6,208     5,247
           Realty operations                    104       102        97
                                           ----------------------------
                                           $149,277  $100,232  $ 92,830
                                           ============================
         Inter-segment sales:
           Cement and related products     $ 27,505  $  1,926  $     --
           Paper and packaging                3,667     3,428     3,581
                                           ----------------------------
                                           $ 31,172  $  5,354  $  3,581
                                           ============================
         Operating profit:
           Cement and related products     $ 21,866  $ 21,625  $ 21,064
           Paper and packaging                  847       582       847
           Realty operations                    104       102        97
                                           ----------------------------
                                           $ 22,817  $ 22,309  $ 22,008
                                           ============================
         Identifiable assets:
           Cement and related products     $219,502  $204,196  $158,038
           Paper and packaging                5,152     3,978     1,556
           Realty operations                    879     1,226     1,241
           Corporate                         55,671    45,615    41,035
                                           ----------------------------
                                           $281,204  $255,015  $201,870
                                           ============================
         Depreciation, depletion and
           amortization:
           Cement and related products     $ 11,032  $  7,243  $  6,869
           Paper and packaging                   80        77        80
                                           ----------------------------
                                           $ 11,112  $  7,320  $  6,949
                                           ============================
         Capital expenditures:
           Cement and related products     $ 11,613  $ 10,207  $ 11,217
           Paper and packaging                   50        43        40
                                           ----------------------------
                                           $ 11,663  $ 10,250  $ 11,257
                                           ============================


     Operating profit is total revenue less operating expenses. Interest expense and income taxes have not been deducted in computing operating profit.

     Identifiable assets are those that are used in the Company's operations in each segment. Corporate assets are principally investments and other assets not used by any industry segment.

     None of the Company's largest unaffiliated customers accounted for 10% or more of total consolidated sales in 1996. Export sales were not significant.

     To reconcile industry information with consolidated amounts, the following eliminations have been made: $31,172,000 in 1996, $5,354,000 in 1995 and $3,581,000 in 1994 of inter-segment sales; $72,600 in 1996, $52,800 in 1995 and
$3,600 in 1994 relating to the net change in inter-segment operating profit in beginning and ending inventories; and $15,666,000 in 1996, $6,217,000 in 1995 and $8,392,000 in 1994 of receivables arising from inter-segment sales.

NOTE 14 - LEASE COMMITMENTS:
     The Company and its subsidiaries lease certain facilities and equipment under operating lease agreements. Rental expense under such agreements aggregated $781,000 in 1996, $296,000 in 1995 and $283,000 in 1994.

     At December 31, 1996, the approximate future minimum lease payments under noncancellable operating leases were as follows:


                           Year
                           -------------------------
                           1997             $  506,883
                           1998                315,700
                           1999                300,544
                           2000                263,737
                           2001                215,037
                           2002 and beyond     970,058
                                            ----------
                                            $2,571,959
                                            ==========

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS:
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents
The carrying amount of these assets approximates fair value because of the short maturity of those instruments.

Investments
The fair values of investments are estimated based on their quoted market prices or those of similar investments.

Long-term debt
The fair value of the Company's long-term debt is estimated using discounted cash flows based on the current rates offered to the Company for debt of the same remaining maturities.

     The carrying amount and estimated fair values of these financial instruments at December 31, are as follows (in thousands):


                                                 1996               1995
------------------------------------------------------------------------------
                                           Carrying  Fair    Carrying   Fair
                                            Amount   Value    Amount    Value
------------------------------------------------------------------------------
 Cash and cash equivalents                 $14,809  $14,809   $11,600  $11,600
 Investments available-for-sale              4,596    4,596     4,474    4,474
 Short-term investments                      1,918    1,905       974    1,047
 Long-term investments                      46,980   45,354    31,229   30,891
 Long-term debt                             82,424   81,999    65,199   63,500


NOTE 16 - CONTINGENT LIABILITIES AND OTHER COMMITMENTS:
The Company is obligated to purchase, under a long-term supply contract, a minimum of 100,000 metric tons of coal annually through the year 2000. The purchase price is negotiated annually. Coal purchases have exceeded the minimum amount required by the contract. Purchases under the contract amounted to $6,337,000 in 1996, $6,543,000 in 1995 and $4,278,000 in 1994.

     In November 1995, San Juan Cement Company, Inc. ("SJC") filed a claim against the Company and its two ready-mixed concrete subsidiaries, RMC and CMI, in the United States District Court of Puerto Rico. SJC claimed that the acquisition of these two ready-mixed companies by the Company, in November 1995, violated the federal antitrust laws, specifically the Clayton Act, because it tends to substantially lessen competition. After the acquisition, the complaint was amended to include the rescission of the agreement, the divestiture of such companies and, the naming of a trustee to manage the assets of the acquired companies, among others. The case is in its initial stages with the parties presently in the discovery proceedings.

     While there can be no certainty, the Company believes, based on the advice of its legal counsel, that an adverse final ruling in the lawsuit brought by SJC is not reasonably likely to have a material adverse effect on PRC's financial condition or results of operations. In addition, the Company believes that the cost of the defense of such litigation will not have a material adverse effect on PRC's financial condition or results of operations.

     RMC and CMI, the two wholly owned ready-mixed concrete subsidiaries of the Company, are also the defendants in a complaint filed before the Puerto Rico's Public Service Commission (the "Commission") by an independent truckers' association (the "Association"). The Association initially requested the prospective payment of freight tariff for the handling of aggregates approved by the Commission in 1988. Both subsidiaries were paying their tariff based on individually negotiated contracts at rates different from those approved by the Commission.

     In August 1996, the Association amended their complaint to include back-charges for the difference between the 1988 tariff and the amount actually paid by RMC and CMI.

     In September 1996, the San Juan Superior Court entered a partial decision upholding the validity of the 1988 tariff. The Company immediately filed an appeal as to the validity of this tariff, with a motion for reconsideration pending before the Court at the date of these statements. Pending the final decision of the Court, the Company is actually paying the 1988 tariff.

     The Association's complaint before the Commission with respect to the retroactive payment of the amount not paid is still pending a resolution of the Commission. While there can be no certainty, the Company believes, based on the advice of its legal counsel, that an adverse outcome of such proceedings should not have a material adverse effect on the Company's financial position or results of operations.

     The Company is a defendant in a number of other legal proceedings arising in the normal course of business. Management believes, based on the opinion of legal counsel, that the final outcome of these matters will not affect the Company's financial position and results of operations.

NOTE 17 - STOCKHOLDERS' EQUITY:
During 1995, the Company purchased 75,000 shares of its outstanding stock for $2,181,000. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them. Also, in 1995, the Company reissued 85,522 shares of its common stock held in treasury as part of the agreement to purchase one of the ready-mixed concrete companies, RMC, as further discussed in Note 2. In April 1996, the Company reissued 22,352 shares of its common stock held in treasury to complete the acquisition of RMC.

     The changes in the treasury stock and additional paid-in-capital components of shareholders' equity are detailed below:


                                                     Treasury        Additional
                                   Number of         stock at          paid-in
                                    shares             cost            capital
---------------------------------------------------------------------------------
Balance at December 31, 1994        505,800          $11,537,088      $14,367,927
Treasury stock purchased             75,000            2,181,000               --
Treasury stock reissued             (85,522)          (2,750,859)         114,127
                                    ---------------------------------------------
Balance at December 31, 1995        495,278           10,967,229       14,482,054
Treasury stock reissued             (22,352)            (527,932)         220,860
                                    ---------------------------------------------
Balance at December 31, 1996        472,926          $10,439,297      $14,702,914
                                    =============================================

NOTE 18 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash was paid during the year for:

                                        1996             1995             1994
---------------------------------------------------------------------------------
Interest (net of amount
  capitalized)                       $4,377,000       $2,603,000       $2,354,000
                                     ============================================
Income taxes                         $3,805,000       $4,501,000       $3,844,000
                                     ============================================

                       Puerto Rican Cement Company, Inc.
                      Consolidated Fourth Quarter Results




(000's Omitted Except Per Share Amounts)
-----------------------------------------------------------------------------------------
                                               Three months ended    Twelve months ended
                                                  December 31,          December 31,
                                               ------------------    --------------------
                                                 1996       1995       1996        1995
-----------------------------------------------------------------------------------------
Operating revenues                             $37,193    $29,890    $149,277    $100,232
Cost of sales                                   26,538     19,292     107,291      64,233
                                               -------    -------    --------    --------
Gross margin                                    10,655     10,598      41,986      35,999
Selling, general and administrative expenses     5,264      4,192      19,169      13,690
                                               -------    -------    --------    --------
Income from operations                           5,391      6,406      22,817      22,309
                                               -------    -------    --------    --------
Other charges (credits):
  Interest and financial charges                 1,105        883       4,464       2,423
  Interest income                                 (760)      (680)     (2,660)     (2,529)
  Other income                                     (85)      (128)       (555)       (635)
                                               -------    -------    --------    --------
                                                   260         75       1,249        (741)
                                               -------    -------    --------    --------
Income before income taxes                       5,131      6,331      21,568      23,050
Tax provision                                    1,536      1,448       6,880       7,258
                                               -------    -------    --------    --------
Net income                                     $ 3,595    $ 4,883    $ 14,688    $ 15,792
                                               =======    =======    ========    ========
Earnings per share of common stock*            $  0.65    $  0.90    $   2.66    $   2.90
                                               =======    =======    ========    ========




                         Financial Results by Quarters




(000's Omitted Except Per Share Amounts)
---------------------------------------------------------------------------------------------------------------------------
Three Months Ended     Mar. 31     June 30    Sept. 30  Dec. 31    1996     Mar. 31  June 30   Sept. 30  Dec. 31    1995
---------------------------------------------------------------------------------------------------------------------------
Operating revenues    $37,403     $41,010     $33,671   $37,193  $149,277   $22,743   $25,201   $22,398  $29,890   $100,232
===========================================================================================================================
Gross profit           10,363      11,914       9,054    10,655    41,986     7,999     9,911     7,491   10,598     35,999
===========================================================================================================================
Income before
 income tax             5,305       6,867       4,265     5,131    21,568     4,967     7,272     4,480    6,331     23,050
Tax provision           1,612       2,362       1,370     1,536     6,880     1,674     2,544     1,592    1,448      7,258
---------------------------------------------------------------------------------------------------------------------------
Net income            $ 3,693    $ 4,505       $2,895   $ 3,595   $14,688    $3,293    $4,728    $2,888  $ 4,883    $15,792
===========================================================================================================================
Per share*            $  0.67    $  0.82       $ 0.52   $  0.65   $  2.66    $ 0.60    $ 0.87    $ 0.53  $  0.90    $  2.90
===========================================================================================================================


* Based on weighted average of outstanding shares of 5,521,486 in 1996 and 5,452,204 in 1995.

                       Puerto Rican Cement Company, Inc.
                        Five-Year Statistical Comparison


Years Ended December 31,                1996          1995          1994          1993                1992
-------------------------------------------------------------------------------------------------------------
Balance Sheet Summary
Cash                               $ 14,808,709  $ 11,599,636  $    114,702  $    431,293        $    130,782
Investments available-for-sale        4,595,908     4,473,536
Short-term investments                1,917,616       974,073                     520,000           8,070,657
Accounts receivable-net              27,410,312    24,526,385    14,358,827    13,626,159          10,961,829
Inventories                          33,443,290    32,222,415    28,916,950    33,141,836          35,773,103
Prepaid expenses                      4,624,691     4,752,187     3,907,844     3,488,276           2,925,697
                                   ------------  ------------  ------------  ------------        ------------
  Current assets - total             86,800,526    78,548,232    47,298,323    51,207,564          57,862,068

Property, plant and equipment-net   143,088,242   142,567,213   112,299,027   107,968,603         105,747,681
Other assets                          4,334,404     2,670,882       241,897     1,595,062           1,708,695
Long-term investments                46,980,338    31,228,541    42,030,507    32,512,367           8,866,765
                                   ------------  ------------  ------------  ------------        ------------
                                   $281,203,510  $255,014,868  $201,869,754  $193,283,596        $174,185,209
                                   ============  ============  ============  ============        ============

Notes payable (include current
  portion of long-term debt
  and short-term borrowing)        $ 15,401,050  $ 11,749,853  $  8,598,571  $  7,491,735        $  5,857,143
Accounts payable and
  accrued liabilities                15,080,253    16,227,533     8,273,468     9,781,571           8,108,355
                                   ------------  ------------  ------------  ------------        ------------
  Current liabilities - total        30,481,303    27,977,386    16,872,039    17,273,306          13,965,498

Long-term debt (exclusive
  of current portion)                67,023,200    57,549,475    31,696,403    26,633,080          24,500,000
Deferred income taxes                33,323,351    30,808,654    27,722,814    26,028,233          23,875,370
Postretirement benefit liability                    2,954,610     2,873,430     2,607,162           2,673,947
Capital stock (1)(2)                 10,263,617     9,514,825     8,830,839    18,783,431          18,783,431
Unrealized gain - investments
  available-for-sale                    110,361        74,313
Retained earnings                   137,047,068   126,216,785   114,140,497   101,891,599          93,060,910
                                   ------------  ------------  ------------  ------------        ------------
                                   $281,203,510  $255,014,868  $201,869,754  $193,283,596        $174,185,209
                                   ============  ============  ============  ============        ============


Statistical data
Book value per share               $      26.67  $      24.67  $      22.38  $      20.78        $      19.26
Shares outstanding at year-end        5,527,074     5,504,722     5,494,200     5,807,700           5,807,700
Number of stockholders                      622           655           684           705                 729
Average number of employees                 969           939           552           533                 534
Capital expenditures
  (including expenditures
  in mill conversion in
  1995, 1994 and 1993)             $ 11,662,959  $ 10,249,840  $ 11,256,763  $  9,136,968        $  4,329,321
                                   ============  ============  ============  ============        ============


(1) Including, for 1995 and 1994, the purchase of 75,000 and 313,500 of the Company's outstanding stocks for $2,181,000 and $9,953,000, respectively.
(2) Also includes the issuance of 85,522 shares of the Company's common stock held in treasury for the acquisition of RMC.