Form 10-K, Exhibit 13
period 1997-12-31
PUERTO RICAN CEMENT CO INC
filed 1998-03-31
CIK 81076

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

RESULTS OF OPERATIONS
1997 COMPARED WITH 1996

During 1997, consolidated sales increased by $7.5 million, or 5%, to $156.8 million from $149.3 million during 1996. This increase was principally a result of increases of 5.4% in cement sales, 7.8% in ready-mixed concrete sales, and 3.6% in paper bag sales, offset by a decrease of 14% in lime sales due to a reduction in exports.

     Consolidated gross margins reported at 29.8% for 1997 compared favorably with gross margins of 28.1% for 1996. The principal reasons for this increase were improvements in inventory management and production schedules in both the cement and bag divisions which yielded lower costs of sale. This reduction in costs resulted in spite of brief interruptions in the clinker production related to the plant upgrade project currently underway.

     Consolidated selling, general and administrative expenses increased by $2.7 million, or 14.1%, to $21.9 million in 1997 from $19.2 million in 1996. This increase was principally attributable to the additional selling costs resulting from higher sales, normal inflationary growth, and higher expenses related to professional fees for legal, advertising and security services associated mainly with the development of the Company's new real estate projects and related legal proceedings for permits. These expenses will continue to impact general and administrative expenses during 1998. The Company's new projects will not be contributing to consolidated operations pending the granting of these permits.

     Interest and financial charges increased $1.3 million, or 28.9%, to $5.8 million in 1997 compared with $4.5 million for 1996. This increase reflects the effect of slightly higher interest rates on the $50 million, Series A Notes issued in January 1997 as compared to the shorter term indebtedness refinanced with the proceeds from the issuance of these Notes, and the interest on the additional $20 million in Series B Notes issued in July 1997. Interest income also increased during 1997 by $900,000, or 33.3%, to $3.6 million compared with $2.7 million in 1996. This increase resulted from additional investments in the Company's portfolio, specifically the $70 million, zero-coupon investment acquired for $17.6 million in December 1996.

CEMENT AND RELATED PRODUCTS SEGMENT
Cement operations. During 1997, cement dollar sales increased by 5.4 percent. This was principally due to an increase in sales volume of 59,000 tons, or 5.7%, to 1,097,000 tons in 1997 from 1,039,000 tons in 1996. Improved efficiencies in inventory management and the manufacturing processes, which resulted in lower costs, favorably impacted the cement operation's gross margins.

     Ready-mixed concrete operations. Sales in RMC represented the most significant change in consolidated net sales. Ready-mixed concrete dollar sales increased by $5.9 million, or 7.8%, to $81.5 million in 1997 from $75.6 million in 1996. This was mainly a result of an increase in sales volume of 3.6 percent. Also, RMC passed through to its clients increases in the cost and transportation of aggregates used as raw material. The gross margins of the ready-mixed concrete operations were favorably impacted by the increase in sales volume, coupled with economies achieved by the merger of the Company's two ready-mix concrete subsidiaries which took effect on January 1, 1997.

     Lime operations. Total lime sales decreased in 1997 by 7,000 tons, or 16.7%, as a result of the net effect of an increase in local sales of 2,000 tons, or 12%, offset by a decrease in export sales of 9,000 tons, or 34%.

PAPER AND PACKAGING SEGMENT
Multi-wall paper bags operations. During 1997, there was an increase in dollar sales of multi-wall paper bags of 3.6 percent. The increase resulted mainly from a 9.4% hike in the pasted bag division sales, offset by a slight decline in the pocket bags division sales. Efficiencies achieved through improvements in the inventory management and manufacturing process resulted in lower costs, which yielded improved gross margins for the year.

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

     During 1996, consolidated net sales increased 49% to $149.3 million from $100.2 million in 1995. This increase was principally due to $48.1 million (net of intercompany sales) of additional sales contributed by the ready-mixed operations. Net sales also increased by 6% and 40% on the cement and lime operations, respectively. Export sales accounted for the lime sales increase.

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

     Consolidated selling, general and administrative expenses increased by $5.5 million compared with 1995, due to related expenses contributed by the ready-mixed operations. During 1995, only the last two months of operations were impacted by selling, general and administrative expenses from the ready-mixed operations. Consolidated interest and financial charges increased to $4.5 million in 1996 from $2.4 million in 1995 due to interest expense related to financial agreements entered in November 1995. Also, interest related to loans used in the mills conversion project was charged to expense during 1996. During the first three quarters of 1995, these expenses were capitalized as part of the cost of this project.

CEMENT AND RELATED PRODUCTS SEGMENT
Cement operations. Cement sales increased by 6% during 1996. The increase was principally due to a higher volume of cement sales. Cement sold in 1996 totaled 1,039,000 tons, an increase of 7% from sales of 968,000 tons in the prior year. Sales of cement to the ready-mixed subsidiaries were 31% higher than the prior year. Average selling price per bag of cement decreased less than 1%, principally as a result of higher bulk sales during 1996. Gross margin decreased from 40% in 1995 to 37% in 1996. During 1996, the Company more than doubled its purchases of clinker when compared with 1995, in order to meet the greater demand for cement during this year. This higher cost clinker directly impacted cost of sales, resulting in the decrease in gross margins. Clinker production was 2% lower in 1996 compared with 1995.

     Ready-mixed concrete operations. Results for 1996, included for the first time a full year of operations of the Company's ready-mixed concrete subsidiaries. Results for 1995, included only two months of the operations of the ready-mixed subsidiaries. Gross margin for the ready-mixed operation in 1996 increased from 5% for the two-month period of operations of 1995, to 8% for the 12-months of 1996. Income from operations was $0.5 million in 1996 compared with a loss of $0.3 million during the shorter 1995 period. Comparisons between a complete year to a segment of less than two months are not realistic for this particular period.

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

PAPER AND PACKAGING SEGMENT
Paper and packaging sales (net of intercompany sales) in 1996 were $6.0 million compared with $6.2 million in 1995, a decrease of 2%. Income from operations for this segment increased 46% to $0.8 million due to decreases in paper cost, improvements in inventory management and production schedules, and adjustments in sale prices to customers.

SIGNIFICANT EVENTS
Merger
Effective January 1, 1997, the Company merged its two ready-mixed concrete subsidiaries, Concreto Mixto, Inc. and Ready Mix Concrete, Inc. ("RMC"), being RMC the surviving entity. This strategic step resulted in economic efficiencies for the Company through the elimination of duplicate administrative functions and their related costs.

Plant Upgrade Project
The Company's plant upgrade project, which core is to increase the clinker production capacity by 30% has advanced up to the point allowed by the permits secured. During 1997 and the first quarter of 1998 the Company performed all the modifications allowed and is awaiting the final local agency permits to proceed.

San Juan Cement legal case
As further discussed in Note 16 to the financial statements, the Company is the defendant in an antitrust case brought by SJC, the other cement manufacturer in Puerto Rico. The case is currently in a stay of the proceedings, requested jointly by PRC and SJC, and granted by the Courts in April 1997.

Other Legal Proceedings
The Company is involved in other legal proceedings related to its subsidiary RMC which are fully discussed in Note 16 to the financial statements.

Realty / Limestone Extraction
The Company has temporarily suspended its operations at Vega Alta and Guanica pending the conclusion of legal proceedings surrounding the permits for these projects (please refer to Note 16 to the financial statements for more details). The Vega Alta project consists of the development of a 300-unit, low-cost housing project on 80 acres of real estate owned by the Company, and the Guanica project consists of the extraction of limestone from a leased facility.

Puerto Rican Cement Company, Inc.

SELECTED FINANCIAL DATA

Year Ended December 31,                          1997               1996              1995              1994              1993
-------------------------------------------------------------------------------------------------------------------------------
Operating revenues(1)                    $156,774,092       $149,276,622      $100,231,963      $ 92,829,872      $ 84,027,588
Income before income tax                   22,805,472         21,568,030        23,049,750        21,342,365        19,145,787
Tax provision                               6,802,261          6,879,639         7,257,317         5,579,153         6,710,065
Effect of change in accounting
   for postretirement benefits
   other than pensions, net                                                                                         (1,409,400)
Cumulative effect of change in
   accounting for income tax                                                                                           853,410
Net income                                 16,003,211         14,688,391        15,792,433        15,763,212        11,879,732
Net income per share(2)                          2.91               2.66              2.90              2.76              2.14
Current assets                             81,725,557         86,800,526        78,548,232        47,298,323        51,207,564
Current liabilities                        18,924,124         30,481,303        27,977,386        16,872,039        17,273,306
Working capital                            62,801,433         56,319,223        50,570,846        30,426,284        33,934,258
Current ratio                                    4.32               2.85              2.81              2.80              2.96
Property, plant and equipment, net        158,610,632        143,088,242       142,567,213       112,299,027       107,968,603
Long-term investments                      46,367,581         46,980,338        31,228,541        42,030,507        32,512,367
Total assets                              291,051,116        281,203,510       255,014,868       201,869,754       193,283,596
Long-term debt (exclusive of
   current portion)                        76,179,792         67,023,200        57,549,475        31,696,403        26,633,080
Deferred income taxes                      35,859,657         33,323,351        30,808,654        27,722,814        26,028,233
Stockholders' equity, net                 157,064,315        147,421,046       135,805,923       122,971,336       120,675,030
Dividends per share                              0.76               0.70              0.68              0.62              0.53
Cement sales in tons                        1,097,453          1,038,798           968,188           959,561           855,540
-------------------------------------------------------------------------------------------------------------------------------

(1) Including revenue from realty operations of:1997-$99,012; 1996-$103,794; 1995-$101,997; 1994-$97,095; 1993-$653,721.

(2) Excluding, in 1993, the cumulative effects of changes in accounting for postretirement benefits and income taxes of ($0.24) and $0.15, respectively.

     As part of an initiative to develop the Company's real estate for various uses, such as low-cost housing, the Company has plans to start the preparation and leveling of land at its Vega Alta site. As a by-product, this process will result in the incidental extraction of aggregates. The Company expects to use these aggregates in its ready-mixed concrete subsidiary. Once the initial site of extraction is leveled, the Company will proceed with the development of the low-income housing project called Las Orquideas.

     The Company also leases a site in the southern town of Guanica which the Company expects will become an important source of limestone material for the Company's lime subsidiary, Florida Lime Corporation.

Issuance of Notes
During 1997, the Company completed the private issuance of $50 million in Series A and $20 million in Series B Senior Secured Notes. As further discussed in Note 10 to the financial statements, proceeds from these issuances were used to repay short- and medium-term debt, and to finance projects now under development. As a result of this refinancing transaction, the Company's current ratio improved to
4.32 to 1 as of December 31, 1997 from 2.85 to 1 as of December 31, 1996.

Stock Repurchase
The Company repurchased 68,000 shares of its common stock for $3.3 million on March 19, 1998 in a privately negotiated transaction approved by the Company's Board of Directors at its January 1998 meeting.

     At its February 1998 meeting, the Company's Board of Directors approved a program to repurchase up to 300,000, or 5.5%, of the Company's outstanding common stock.

Puerto Rican Cement Company, Inc.

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE

February 20, 1998


To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




/s/ Price Waterhouse

Certified Public Accountants
(OF PUERTO RICO)
License No. 10 Expires Dec. 1, 1998
Stamp 1457844 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

Puerto Rican Cement Company, Inc.

CONSOLIDATED STATEMENT OF INCOME AND
RETAINED EARNINGS

Years Ended December 31,                                       1997                1996                1995
------------------------------------------------------------------------------------------------------------
Net sales                                              $156,675,080        $149,172,828        $100,129,966
Revenue from realty operations, net                          99,012             103,794             101,997
------------------------------------------------------------------------------------------------------------
                                                        156,774,092         149,276,622         100,231,963
------------------------------------------------------------------------------------------------------------
Cost and expenses, including depreciation,
   depletion and amortization of $12,383,769
   (1996 - $11,111,840; 1995 - $7,320,130)
   Cost of sales                                        110,010,997         107,291,187          64,232,980
   Selling, general and administrative expenses          21,879,599          19,168,663          13,690,290
------------------------------------------------------------------------------------------------------------
                                                        131,890,596         126,459,850          77,923,270
------------------------------------------------------------------------------------------------------------
         Income from operations                          24,883,496          22,816,772          22,308,693
------------------------------------------------------------------------------------------------------------
Other charges (credits):
   Interest and financial charges, net of
      interest charged to construction                    5,765,894           4,464,152           2,423,200
   Interest income                                       (3,601,063)         (2,660,077)         (2,528,677)
   Other income                                             (86,807)           (555,333)           (635,580)
------------------------------------------------------------------------------------------------------------
         Total other charges (credits)                    2,078,024           1,248,742            (741,057)
------------------------------------------------------------------------------------------------------------
         Income before taxes                             22,805,472          21,568,030          23,049,750
------------------------------------------------------------------------------------------------------------
Provision for income taxes:
   Current income taxes                                   4,265,955           4,402,169           4,199,686
   Deferred income taxes                                  2,536,306           2,477,470           3,057,631
------------------------------------------------------------------------------------------------------------
                                                          6,802,261           6,879,639           7,257,317
------------------------------------------------------------------------------------------------------------
         Net income                                      16,003,211          14,688,391          15,792,433
Retained earnings at beginning of year                  137,047,068         126,216,785         114,140,497
Cash dividends declared, $0.76, $0.70 and $0.68
   per share in 1997, 1996 and 1995, respectively        (4,172,076)         (3,858,108)         (3,716,145)
------------------------------------------------------------------------------------------------------------
Retained earnings at end of year                       $148,878,203        $137,047,068        $126,216,785
============================================================================================================

Earnings per share:
Net income per share                                   $       2.91        $       2.66        $       2.90
============================================================================================================


The accompanying notes are an integral part of these financial statements.

Puerto Rican Cement Company, Inc.

CONSOLIDATED BALANCE SHEET

December 31,                                                            1997              1996
----------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                       $  2,995,634      $ 14,808,709
Investments available-for-sale                                     5,580,202         4,595,908
Short-term investments                                             6,967,225         1,917,616
Notes and accounts receivable, net                                28,763,683        27,410,312
Inventories                                                       32,885,743        33,443,290
Prepaid expenses                                                   4,533,070         4,624,691
----------------------------------------------------------------------------------------------
      Total current assets                                        81,725,557        86,800,526
Property, plant and equipment, net                               158,610,632       143,088,242
Long-term investments                                             46,367,581        46,980,338
Other assets                                                       4,347,346         4,334,404
----------------------------------------------------------------------------------------------
                                                                $291,051,116      $281,203,510
==============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                $    668,724      $         --
   Current portion of long-term debt                               1,109,781        15,401,050
   Accounts payable                                                6,843,256         7,798,595
   Accrued liabilities                                             7,075,160         5,300,186
   Dividends payable                                               1,035,894         1,050,144
   Income taxes payable                                            2,191,309           931,328
----------------------------------------------------------------------------------------------
      Total current liabilities                                   18,924,124        30,481,303
----------------------------------------------------------------------------------------------
Long-term liabilities:
   Long-term debt, less current portion                           76,179,792        67,023,200
   Deferred income taxes                                          35,859,657        33,323,351
   Other long-term liabilities                                     3,023,228         2,954,610
----------------------------------------------------------------------------------------------
      Total long-term liabilities                                115,062,677       103,301,161
----------------------------------------------------------------------------------------------
      Total liabilities                                          133,986,801       133,782,464
----------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, authorized 2,000,000 shares of $5.00
      par value each; none issued
   Common stock, authorized 20,000,000 shares of $1.00
      par value each; 6,000,000 shares issued                      6,000,000         6,000,000
   Additional paid-in capital                                     14,702,914        14,702,914
   Unrealized gain on investments available-for-sale, net            567,745           110,361
   Retained earnings                                             148,878,203       137,047,068
----------------------------------------------------------------------------------------------
                                                                 170,148,862       157,860,343
      Less - 547,926 (1996-472,926) shares of common stock
      in treasury, at cost                                        13,084,547        10,439,297
----------------------------------------------------------------------------------------------
      Total stockholders' equity                                 157,064,315       147,421,046
----------------------------------------------------------------------------------------------
Commitments and contingent liabilities
----------------------------------------------------------------------------------------------
                                                                $291,051,116      $281,203,510
==============================================================================================

The accompanying notes are an integral part of these financial statements.

Puerto Rican Cement Company, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31,                                                        1997               1996               1995
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                           $ 16,003,211       $ 14,688,391       $ 15,792,433
---------------------------------------------------------------------------------------------------------------------------
   Adjustments to reconcile net income to net cash provided (used)
      by operating activities (net of effect of acquisitions):
      Depreciation, depletion and amortization                            12,383,769         11,111,840          7,320,130
      Accretion of discounts on investments                               (2,859,626)        (1,485,257)        (2,202,236)
      Provision for deferred income taxes                                  2,536,306          2,477,470          3,057,631
      Provision for postretirement benefits                                  246,832            244,215            404,804
      Postretirement benefits paid                                          (174,899)          (153,364)          (151,522)
      Gain on sale of land and equipment                                     (30,976)          (121,800)          (420,635)
      Gain on sale of investments available-for-sale                         (50,451)           (26,630)           (22,092)
      Changes in assets and liabilities:
         (Increase) decrease in notes and accounts receivable             (1,353,371)        (2,883,927)         3,781,010
         Decrease (increase) in inventories                                  557,547         (1,220,875)        (1,793,997)
         Decrease in prepaid expenses                                         91,621            127,496            450,554
         (Increase) in other assets                                          (68,154)        (1,720,590)          (188,512)
         (Decrease) in accounts payable                                     (955,339)          (649,259)        (4,353,055)
         Increase (decrease) in accrued liabilities                        1,774,976           (464,033)          (964,873)
         Increase (decrease) in income taxes payable                       1,259,981            596,664           (329,845)
         (Decrease) in long-term liabilities                                  (3,315)            (9,671)                --
---------------------------------------------------------------------------------------------------------------------------
   Total adjustments                                                      13,354,901          5,822,279          4,587,362
---------------------------------------------------------------------------------------------------------------------------
            Net cash provided by operating activities                     29,358,112         20,510,670         20,379,795
---------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Acquisition of ready-mixed concrete operations,
      net of cash acquired                                                        --                 --         (5,793,226)
   Capital expenditures                                                  (28,028,571)       (11,662,959)       (10,249,840)
   Proceeds from sale of land and equipment                                  208,600            208,958            436,545
   Proceeds from sale of investments available-for-sale                    1,102,609            550,290         12,974,530
   Purchases of investments available-for-sale                            (1,130,294)          (550,290)                --
   Redemption of investments held-to-maturity                              1,974,000          2,390,650                 --
   Purchases of investments held-to-maturity                              (4,000,000)       (17,623,200)        (3,708,372)
---------------------------------------------------------------------------------------------------------------------------
            Net cash used in investing activities                        (29,873,656)       (26,686,551)        (6,340,363)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Purchase of treasury stock                                             (2,645,250)                --         (2,181,000)
   (Decrease) in short-term borrowing                                             --                 --         (2,420,000)
   Increase in notes payable                                                 668,724                 --                 --
   Proceeds from loans                                                    70,800,000         36,168,271         38,370,962
   Payment of principal on long-term debt                                (75,934,679)       (18,943,349)       (32,323,466)
   Payment of notes payable                                                       --         (4,100,000)          (300,000)
   Dividends paid                                                         (4,186,326)        (3,739,968)        (3,700,994)
---------------------------------------------------------------------------------------------------------------------------
            Net cash (used in) provided by financing activities          (11,297,531)         9,384,954         (2,554,498)
---------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                         (11,813,075)         3,209,073         11,484,934
Cash and cash equivalents at beginning of year                            14,808,709         11,599,636            114,702
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                $  2,995,634       $ 14,808,709       $ 11,599,636
===========================================================================================================================


The accompanying notes are an integral part of these financial statements.

Puerto Rican Cement Company, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 1997 and 1996

NOTE 1.  REPORTING ENTITY AND SUMMARY OF ACCOUNTING POLICIES
The Company was organized in 1938 under the laws of the Commonwealth of Puerto Rico. It is engaged primarily in the production and sale of cement and related products principally within the island of Puerto Rico.

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

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all of its subsidiaries: Florida Lime Corporation ("FLC"), Ready Mix Concrete, Inc. ("RMC"), Desarrollos Multiples Insulares, Inc. ("DMI") and Poly Bags and Packaging, Inc. ("PBPI"). All material intercompany accounts and transactions have been eliminated in consolidation.

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

INVESTMENTS
Investments in equity securities that have readily determinable fair values and all investments in debt securities are accounted for as follows:

- Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as investments held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts. Such debt securities are reported as short-term or long-term investments, depending on whether the remaining term to maturity is shorter or longer than one year.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as investments available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in a separate component of shareholders' equity.

INVENTORIES
Inventories are stated at the lower of average cost or market. Inventory cost includes the related material, labor and overhead cost.

     Land for sale includes the original cost of land and all development costs incurred to bring land to a salable condition.

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

INTEREST CHARGED TO CONSTRUCTION
The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled $812,000 in 1995. No interest was capitalized in 1997 and 1996.

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

Puerto Rican Cement Company, Inc.

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

EARNINGS PER SHARE
Earnings per share are computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding for the last three fiscal years was 5,502,074 in 1997, 5,521,486 in 1996 and 5,452,204 in 1995.

     During 1997, SFAS 128, "Earnings per Share," went into effect. This statement establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock or potential common stock. It simplifies the standards for computing EPS previously found in APB Opinion 15, "Earnings per Share," and makes them comparable to international EPS standards. SFAS 128 replaces the presentation of primary EPS with a presentation of basic and diluted EPS on the face of the Income Statement for all entities with complex capital structures. The Company has a simple capital structure, therefore, this Statement has no effect on its EPS computation.

PROFIT RECOGNITION ON SALES OF REAL ESTATE
Land and development costs are allocated proportionately to lots sold based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collection of such income is not reasonably assured and revenue therefore is not measurable.

RECLASSIFICATIONS
Certain reclassifications have been made to the 1996 and 1995 financial statements to conform with the 1997 presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS 130, "Reporting Comprehensive Income." This statement establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Comprehensive income has been defined as the change in equity of a business enterprise during a period from transactions and other events or circumstances, except those resulting from investments by owners and distributions to owners.

     This pronouncement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The pronouncement does not require a specific format for the financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement. This statement is effective for fiscal years beginning after December 15, 1997 and reclassification of financial statements for earlier periods provided for comparative purposes is required.

     In June 1997, the FASB issued SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement supersedes SFAS 14, "Financial Reporting of Segments of a Business Enterprises," but retains the requirements to report information about major customers. This statement is effective for financial statement for periods beginning after December 15, 1997, and requires comparative information for earlier years.

NOTE 2.  MERGERS AND ACQUISITIONS
On November 20, 1995, the Company purchased 100% of the outstanding shares of RMC and Concreto Mixto, Inc. ("CMI"). These acquisitions, which were accounted under the purchase method, were financed with the issuance of notes payable, the reissuance of 107,874 shares of the Company's common stock held in treasury (22,352 were issued in 1996), and cash.

     The principal business of RMC and CMI is to produce, sell and distribute ready-mixed concrete throughout the island of Puerto Rico.

     The following is a summary of the assets acquired and liabilities assumed from RMC and CMI at the date of their acquisition (in thousands):

   Current assets                                    $19,869
   Property, plant and equipment                      27,242
   Goodwill                                            1,657
   Other assets                                          782
   ---------------------------------------------------------
                                                      49,550
   ---------------------------------------------------------
   Current liabilities                                13,186
   Long-term debt                                     12,788
   ---------------------------------------------------------
                                                      25,974
   ---------------------------------------------------------
   Net assets                                        $23,576
   =========================================================

     Unaudited, proforma consolidated results of operations assuming that the acquisition of RMC and CMI had occurred as of January 1, follow (in thousands, except per share figures):

                                                          1995
--------------------------------------------------------------
Net sales                                             $144,385
Net income                                              14,789
Per share                                                 2.71

     The above proforma information includes amortization of goodwill, depreciation and other adjustments related to the acquisition.

Puerto Rican Cement Company, Inc.

     The accompanying statement of income and retained earnings includes the results of operations of RMC and CMI since November 20, 1995, the date of the acquisitions.

     Effective January 1, 1997, the Company merged its two ready-mixed concrete subsidiaries, RMC and CMI, in a tax-free reorganization with RMC resulting as the surviving company. The subsidiary's manufacturing and operating facilities were not materially affected by the merger.

NOTE 3. NOTES AND ACCOUNTS RECEIVABLE
Notes and accounts receivable at December 31, consist of:

                                                  1997             1996
-----------------------------------------------------------------------
Notes receivable:
   Trade                                   $   452,043      $   480,124
   Other                                     1,184,949        1,168,069
-----------------------------------------------------------------------
                                             1,636,992        1,648,193
=======================================================================
Accounts receivable:
   Trade                                    27,737,244       26,713,689
   Employees and affiliated companies           77,820           49,057
   Other                                       763,596          537,958
                                            28,578,660       27,300,704
-----------------------------------------------------------------------
   LESS - Allowance for
      doubtful accounts                      1,451,969        1,538,585
-----------------------------------------------------------------------
                                            27,126,691       25,762,119
-----------------------------------------------------------------------
                                           $28,763,683      $27,410,312
=======================================================================

NOTE 4.  INVENTORIES
Inventories at December 31, consist of:

                                  1997             1996
-------------------------------------------------------
Finished products          $ 1,891,283      $ 2,219,159
Work-in-process              2,973,083        4,510,088
Raw materials                3,939,004        3,544,512
Coal and fuel oil            4,015,335        2,928,482
Maintenance and
   operating supplies       19,564,436       19,738,447
Land held for sale             502,602          502,602
-------------------------------------------------------
                           $32,885,743      $33,443,290
=======================================================

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment at December 31, consist of:

                                      Useful life
                                        in years            1997              1996
----------------------------------------------------------------------------------
Land and quarries                                   $ 12,576,694      $  9,912,326
Buildings and structures                    50        41,244,348        39,233,787
Machinery and equipment                   5-20       120,279,062       105,382,873
Pollution control equipment                 25        31,001,463        30,963,507
Automobiles and trucks                    3-10        20,610,177        19,301,363
Rental property                             10           653,524           653,524
Construction in progress                               6,244,405         1,803,570
----------------------------------------------------------------------------------
                                                     232,609,673       207,250,950
LESS - Accumulated
  depreciation and depletion                          73,999,041        64,162,708
----------------------------------------------------------------------------------
                                                    $158,610,632      $143,088,242
==================================================================================

NOTE 6.  INVESTMENTS
The carrying and market values, and scheduled maturities of investments at December 31, are as follows:

                                                                             1997                               1996
-------------------------------------------------------------------------------------------------------------------------------
                                                                  Amortized         Market          Amortized          Market
                                                                    Cost             Value            Cost              Value
-------------------------------------------------------------------------------------------------------------------------------
Investments available-for-sale, at market value:
U.S. Treasury securities
   Due within 1 year                                             $   748,064      $   749,063
   Due from 1 to 5 years                                           1,172,204        1,169,847      $ 1,838,196      $ 1,846,290
-------------------------------------------------------------------------------------------------------------------------------
                                                                   1,920,268        1,918,910        1,838,196        1,846,290
Municipal and other U.S. government agency securities
   Due from 1 to 5 years                                           1,153,996        1,165,056        1,179,127        1,169,718

Marketable equity securities                                       1,752,177        2,496,236        1,430,997        1,579,900
-------------------------------------------------------------------------------------------------------------------------------
                                                                 $ 4,826,441      $ 5,580,202      $ 4,448,320      $ 4,595,908
===============================================================================================================================
Short-term investments held-to-maturity, at amortized cost:
Municipal and other U.S. government agency securities            $ 1,050,069      $ 1,047,612      $ 1,917,616      $ 1,904,982

U.S. Treasury securities                                           5,917,156        5,885,551               --               --
-------------------------------------------------------------------------------------------------------------------------------
                                                                 $ 6,967,225      $ 6,933,163      $ 1,917,616      $ 1,904,982
===============================================================================================================================
Long-term investments held-to-maturity, at amortized cost:
U.S. Treasury securities
   Due from 1 to 5 years                                         $19,122,433      $18,700,964      $24,101,670      $23,253,296
   Due from 5 to 20 years                                         18,916,213       22,181,600       17,715,663       17,114,370
-------------------------------------------------------------------------------------------------------------------------------
                                                                  38,038,646       40,882,564       41,817,333       40,367,666
Municipal and other U.S. government agency securities
   Due from 1 to 5 years                                           8,328,935        8,488,696        5,163,005        4,986,817
-------------------------------------------------------------------------------------------------------------------------------
                                                                 $46,367,581      $49,371,260      $46,980,338      $45,354,483
===============================================================================================================================

Puerto Rican Cement Company, Inc.

     The scheduled maturities of investments, based on their carrying book values, at December 31, 1997, are summarized below:

Marketable equity securities, with no maturity      $ 2,496,236
Due within one year                                   7,716,288
Due within 1 to 5 years                              29,786,271
Due within 5 to 20 years                             18,916,213
---------------------------------------------------------------
                                                    $58,915,008
===============================================================

     Gross and net unrealized gains and (losses) at December 31, amounted to approximately:

                                         1997                             1996
-------------------------------------------------------------------------------------------
                             Available-        Held-to-        Available-       Held-to-
                              for-sale         maturity         for-sale        maturity
-------------------------------------------------------------------------------------------
Gross unrealized gains       $ 756,117        $3,515,767        $156,997       $     6,631
Gross unrealized losses         (2,357)         (545,560)         (9,409)       (1,645,119)
                             --------------------------------------------------------------
Net unrealized gain
  (loss)                       753,760        $2,970,207         147,588       $(1,638,488)
                                              ==========                       ===========
Deferred income taxes         (186,015)                          (37,227)
                             ---------                          --------
Net unrealized gain
  reported in
stockholders' equity         $ 567,745                          $110,361
                             =========                          ========

     Gross proceeds from the sale of available-for-sale investments amounted to $1,103,000 and $550,000 in 1997 and 1996, respectively. Gross realized gains on the sale of these investments totaled $50,000 in 1997 and $27,000 in 1996.

NOTE 7. OTHER ASSETS
Other assets at December 31, consist of:

                                        1997            1996
------------------------------------------------------------
Investment in real estate         $   94,533      $   94,533
Goodwill, net of accumulated
   amortization of $112,212
   (1996 - $57,000)                1,541,321       1,596,533
Other long-term assets             2,711,492       2,643,338
------------------------------------------------------------
                                  $4,347,346      $4,334,404
============================================================

NOTE 8. ACCRUED LIABILITIES
Accrued liabilities at December 31, consist of:

                                              1997            1996
------------------------------------------------------------------
Accrued taxes other than on income      $  988,190      $  924,643
Accrued payroll expenses                 3,000,618       2,889,914
Accrued interest expense                 2,226,969         293,796
Other accrued liabilities                  859,383       1,191,833
------------------------------------------------------------------
                                        $7,075,160      $5,300,186
==================================================================

NOTE 9.  SHORT-TERM BORROWING
The Company has lines of credit available for short-term borrowing and discount of trade notes receivable in the aggregate amount of $20,600,000. However, under other loan agreements with financial institutions, the Company may incur additional unsecured short-term borrowing up to $10,000,000 and may discount trade notes receivable up to $5,000,000 through 1999. No commitment fees are paid on these credit facilities.

     Short-term borrowing amounting to $7,145,000 outstanding at December 1996 were refinanced with proceeds from the issuance of $70,000,000 long-term notes, as further described in Note 10. As the result of this refinancing, they were classified as long-term debt at December 31, 1996.

     The maximum aggregate short-term borrowing outstanding at any month-end was $3,940,000 in 1997 and $7,145,000 in 1996. The approximate average aggregate short-term borrowing outstanding during the year was $980,160 in 1997 and $1,249,000 in 1996. The weighted average interest rate of such borrowing computed annually was 6.27% during 1997 and 6.12% during 1996.

NOTE 10. LONG-TERM DEBT
Long-term debt at December 31, consists of:

                                                     1997             1996
----------------------------------------------------------------------------
7.29% Series A Senior Secured Notes,
   payable in full on January 27, 2017,
   interest payable semiannually              $50,000,000
7.34% Series B Senior Secured Notes,
   payable in full on January 27, 2017,
   interest payable semiannually               20,000,000
Revolving credit facility, paid off
   during 1997                                         --      $17,623,200
Term loans and other borrowing,
   with fixed interest rates ranging
   from 6.15% to 6.56%, refinanced
   in January 1997                                     --       50,000,000
6.32% note, payable in twenty
   equal quarterly installments
   of $200,000 commencing
   February 1996, followed by
   eight equal quarterly installments
   of $500,000 in 2001 and 2002;
   interest payable monthly                     6,400,000        7,200,000
Notes, with fixed interest rates ranging
   from 5% to 6%, paid-off in
   November 1997                                       --        7,448,893
Notes payable - one non-interest bearing
   for $150,000 due on July 30, 1998,
   three for $150,000 each at 7% due in
   1999 to 2001, and one for $200,000 at
   7% due in quarterly installments
   commencing on October 1, 1997                  784,792               --
Borrowing against cash surrender value
   of life insurance policies, bearing
   interest at 5%, and other                      104,781          152,157
----------------------------------------------------------------------------
      Total                                    77,289,573       82,424,250
      Less - Current portion                    1,109,781       15,401,050
----------------------------------------------------------------------------
      Total long-term debt                    $76,179,792      $67,023,200
============================================================================

Puerto Rican Cement Company, Inc.

     During 1997, the Company repaid the $17.6 million revolving credit facility with funds generated from the operations.

     On January 27, 1997, the Company announced the private placement of $70 million in Series A & B Senior Secured Notes (the "Notes") due in 2017. Series A Notes in the amount of $50 million were issued on that date, at an interest of 7.29% payable semiannually. Proceeds from this issuance were used to refinance short- and medium-term debt, including certain principal payments due in 1996 which were refinanced on a short-term basis in anticipation of the issuance of the Notes.

     On July 10, 1997, the Company issued the $20 million in Series B Notes, at an interest of 7.34% payable semiannually. Proceeds from this issuance were used mostly to finance the acquisition of new equipment and for the improvement and modernization of the cement plant.

     The Notes are secured by a zero-coupon bond from the U.S. Treasury placed as collateral. The bond was purchased in December 1996 for $17.6 million and will accrue to $70 million shortly after the maturity of the Notes.

     The balance sheet classification of the Company's long-term debt at December 31, 1996 is presented reflecting the effect of the issuance of the $50 million Notes.

     Aggregate maturities of long-term debt at December 31, 1997, are as follows:

      Years                                     Amount
      --------------------------------------------------
      1998                                   $ 1,109,781
      1999                                     1,005,000
      2000                                     1,005,000
      2001                                     2,169,792
      2002 and thereafter                     72,000,000
      --------------------------------------------------
                                             $77,289,573
      ==================================================

     In September 1985, the Company restructured the terms of all of its outstanding debt with the Government Development Bank for Puerto Rico ("GDB"). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed. No interest or principal payments are required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB, not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $40.2 million at December 31, 1997 (1996 - $38.4 million).

     The loan agreements with banks and other financial institutions impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (See Note 9), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1997, the Company was in compliance with the provisions of the loan agreements. Restrictions imposed by the Notes issued in January and July 1997 are similar, yet more flexible, to the restrictions contained in the loan agreements existing at December 31, 1996.

NOTE 11.  INCOME TAXES
Consolidated tax returns are not permitted under the Puerto Rico Income Tax Law; therefore, losses, if any, of subsidiaries cannot be used to offset taxable income of other members of the consolidated group.

     The Puerto Rico Income Tax Law allows an accelerated flexible depreciation method for certain property purchased prior to 1996, by which a taxpayer may claim depreciation at any rate without reference to useful lives. The depreciation claimed was limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes of $35,860,000 (1996 - $33,323,000) have been accumulated primarily from using the flexible depreciation method for tax purposes only.

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

Puerto Rican Cement Company, Inc.

     The provision for deferred income taxes for the years ended December 31, consists of the following:

                                                                                       1997              1996              1995
--------------------------------------------------------------------------------------------------------------------------------
Income tax applicable to:
Flexible depreciation taken during the year                                                       $ 1,919,921       $ 9,565,906
Reversal of flexible depreciation taken in prior years                          $(2,483,526)       (2,643,825)       (2,342,018)
AMT credit used (generated)                                                       4,875,563         3,423,687        (4,246,939)
Postretirement benefit obligation                                                   (28,054)          (35,432)          (98,780)
Difference between pension credits and amounts deductible for tax purposes           14,955            49,467           (98,305)
Other temporary differences                                                         157,368          (236,348)          277,767
--------------------------------------------------------------------------------------------------------------------------------
                                                                                $ 2,536,306       $ 2,477,470       $ 3,057,631
================================================================================================================================

     The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:

                                                              1997                        1996                        1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                    % of                        % of                         % of
                                                                   pre-tax                     pre-tax                      pre-tax
                                                     Amount        income         Amount        income         Amount        income
------------------------------------------------------------------------------------------------------------------------------------
Computed tax provision                            $ 8,894,134       39.0       $ 8,411,532       39.0       $ 9,680,895       42.0
Increase (decrease) in taxes resulting from:
   Tax exempt income                                  (57,644)      (0.2)         (143,540)      (0.7)               --         --
   Interest earned on exempt securities            (1,317,225)      (5.8)         (941,102)      (4.4)       (1,017,843)      (4.4)
   Interest deducted for tax but not for
      financial statements                           (698,223)      (3.1)         (698,223)      (3.2)       (1,089,746)      (4.7)
   Enacted future rate changes                             --         --                --         --          (755,000)      (3.3)
   Other items                                        (18,781)      (0.1)          250,972        1.2           439,011        1.9
------------------------------------------------------------------------------------------------------------------------------------
                                                  $ 6,802,261       29.8       $ 6,879,639       31.9       $ 7,257,317       31.5
====================================================================================================================================

     The deferred tax assets and liabilities at December 31, are as follows:

                                                   1997                             1996
--------------------------------------------------------------------------------------------------------
                                          Deferred        Deferred         Deferred         Deferred
                                         Tax Assets    Tax Liabilities    Tax Assets     Tax Liabilities
--------------------------------------------------------------------------------------------------------
Current:
Prepaid pension cost                                     $ 1,094,727                      $ 1,079,772

Non-current:
AMT credit                                                                $4,995,088               --
Postretirement benefit liability        $ 1,179,059                        1,151,005               --
Property, plant and equipment                    --       35,777,522              --       38,292,875
Other                                       180,201          346,668         115,766          212,563
--------------------------------------------------------------------------------------------------------
Total deferred tax asset/liability      $ 1,359,260      $37,218,917      $6,261,859      $39,585,210
========================================================================================================
Net deferred tax liability                               $35,859,657                      $33,323,351
========================================================================================================

     One of the consolidated subsidiaries enjoys a tax exemption grant under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.

     The subsidiaries' aggregate retained earnings amounted to $23,440,000 at December 31, 1997, (1996 - $21,443,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided for such earnings.

NOTE 12.  EMPLOYEE BENEFIT PLANS
The Company has a defined benefit pension plan covering substantially all non-union employees of the Parent Company and all of its wholly-owned subsidiaries, excluding RMC which employees are covered by a separate plan described subsequently in this Note. The benefits are based on years of service and the employees' average compensation during the last five years of employment.

Puerto Rican Cement Company, Inc.

     Net pension cost included the following components:

                                           1997              1996              1995
------------------------------------------------------------------------------------
Service cost - benefits earned
   during the period                $   543,821       $   482,883       $   474,075
Interest cost on projected
   benefit obligation                 1,564,011         1,437,542         1,314,808
Actual return on plan assets         (6,693,175)       (1,880,634)       (1,589,649)
Deferral and amortization -
   net                                4,546,996            52,829            52,829
------------------------------------------------------------------------------------
Net periodic pension
   expense                          $   (38,347)      $    92,620       $   252,063
====================================================================================

     The following table sets forth the plan's obligations and amounts recognized in the Company's consolidated balance sheet at December 31:

                                               1997               1996
-----------------------------------------------------------------------
Actuarial present value of
   benefit obligations -
   Accumulated benefit
      obligation, including vested
      benefits of $18,265,535
      (1996 - $18,140,655)              $20,395,714        $18,391,695
=======================================================================
Projected benefit obligation for
   service rendered to date             $23,856,631        $21,380,815
Plan assets at fair value                30,683,621         25,105,539
-----------------------------------------------------------------------
Excess of plan assets over
   projected benefit obligation           6,826,990          3,724,724
Unrecognized prior service cost           1,498,447          1,710,584
Unrecognized net gain                    (4,874,154)        (1,863,064)
Unrecognized portion of transition
   cost at January 1, 1987, being
recognized over 15 years                   (637,228)          (796,536)
-----------------------------------------------------------------------
Prepaid pension cost included in
   prepaid expenses                     $ 2,814,055        $ 2,775,708
=======================================================================

     The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligation and the projected benefit obligation were 7.0% and 7.25% in 1997 and 1996, respectively. The expected long-term rate of return on assets was 9% and 8% in 1997 and 1996, respectively. Investments held by the Plan include high-grade corporate bonds, U.S. Treasury securities, and common stock, including 160,245 shares of the Company. The plan is administered by a Board of Trustees composed of five Directors of the Company. The Board uses two independent money managers which, within certain established guidelines, make investment decisions regarding the assets of the plan.

     RMC has a noncontributory defined benefit pension plan. This plan provides coverage to substantially all the subsidiary's non-union employees. Benefits under the plan are based on years of service and the employees' highest consecutive five-year average compensation within the last ten completed years of service. The plan's funded status includes an accumulated benefit obligation of $4,035,000, including $4,008,000 of vested benefits, a projected benefit obligation of $4,107,000 and plan assets at fair value of $4,491,000.

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

     The postretirement benefit expense included the following components:

                                          1997            1996            1995
--------------------------------------------------------------------------------
Service cost of benefits earned      $  57,237       $  57,784       $  52,791
Interest cost                          190,010         190,830         189,058
Amortization and deferral - net           (415)         (4,397)         (4,926)
--------------------------------------------------------------------------------
Postretirement benefit expense       $ 246,832       $ 244,217       $ 236,923
================================================================================

     The postretirement benefit liability includes the following components:

                                                      1997             1996
-----------------------------------------------------------------------------
Actuarial present value of postretirement
   benefit obligations:
   Retirees                                     $1,190,992      $ 1,213,562
   Fully eligible active plan participants         618,534          609,852
   Other active plan participants                  957,904          957,899
-----------------------------------------------------------------------------
Accumulated postretirement
   benefit obligation                            2,767,430        2,781,313
Unrecognized actuarial loss (gain)                   7,076          (52,356)
-----------------------------------------------------------------------------
Postretirement benefit liability
   included in other long-term liabilities      $2,774,506      $ 2,728,957
=============================================================================

     The discount rate used to determine the accumulated postretirement benefit obligation was 7.25%. The assumed health care cost trend rate used to measure the accumulated postretirement benefit obligation was 10.5% initially, declining gradually to 5.25% in year 2018 and thereafter. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 1997 postretirement benefit expense by $15,781 and would have increased the 1997 accumulated postretirement benefit obligation by $133,010.

Puerto Rican Cement Company, Inc.

NOTE 13.  FINANCIAL DATA BY INDUSTRIES
The Company operates in the cement and related products, and paper and packaging industries, and in realty operations mainly within the island of Puerto Rico. Operations in the cement and related products industry involves production and sale of cement, lime and ready-mixed concrete. Operations in the paper and packaging industry involve production and sale of paper and polypropylene bags. Realty operations involve the development, sale and lease of real property.

     The Company's financial data by industries for the years ended December 31, is as follows (in thousands):

                                          1997          1996          1995
---------------------------------------------------------------------------
Sales to unaffiliated customers:
   Cement and related products        $150,638      $143,083      $ 93,922
   Paper and packaging                   6,036         6,090         6,208
   Realty operations                        99           104           102
---------------------------------------------------------------------------
                                      $156,773      $149,277      $100,232
===========================================================================
Inter-segment sales:
   Cement and related products        $ 30,003      $ 27,505      $  1,926
   Paper and packaging                   4,267         3,667         3,428
---------------------------------------------------------------------------
                                      $ 34,270      $ 31,172      $  5,354
===========================================================================
Operating profit:
   Cement and related products        $ 23,521      $ 21,866      $ 21,625
   Paper and packaging                   1,263           847           582
   Realty operations                        99           104           102
---------------------------------------------------------------------------
                                      $ 24,883      $ 22,817      $ 22,309
===========================================================================
Identifiable assets:
   Cement and related products        $222,695      $219,502      $204,196
   Paper and packaging                   6,353         5,152         3,978
   Realty operations                       882           879         1,226
   Corporate                            61,121        55,671        45,615
---------------------------------------------------------------------------
                                      $291,051      $281,204      $255,015
===========================================================================
Depreciation, depletion and
   amortization:
   Cement and related products        $ 12,261      $ 11,032      $  7,243
   Paper and packaging                     123            80            77
---------------------------------------------------------------------------
                                      $ 12,384      $ 11,112      $  7,320
===========================================================================
Capital expenditures:
   Cement and related products        $ 27,421      $ 11,613      $ 10,207
   Paper and packaging                     608            50            43
---------------------------------------------------------------------------
                                      $ 28,029      $ 11,663      $ 10,250
===========================================================================

     Operating profit is total revenue less operating expenses. Interest expense and income taxes have not been deducted in computing operating profit.

     Identifiable assets are those that are used in the Company's operations in each segment. Corporate assets are principally investments and other assets not used by any industry segment.

     None of the Company's largest customers accounted for 10% or more of total consolidated sales in 1997. Export sales were not significant.

     As discussed in Note 1, SFAS 131, "Disclosure About Segments of an Enterprise and Related Information," will require certain changes to the above disclosure in the 1998 financial statements and comparative information for earlier years must be restated.

     To reconcile industry information with consolidated amounts, the following eliminations have been made: $34,270,000 in 1997, $31,172,000 in 1996 and
$5,354,000 in 1995 of inter-segment sales; $22,300 in 1997, $72,600 in 1996 and
$52,800 in 1995 relating to the net change in inter-segment operating profit in beginning and ending inventories; and $15,948,000 in 1997, $15,666,000 in 1996 and $6,217,000 in 1995 of receivables arising from inter-segment sales.

NOTE 14.  LEASE COMMITMENTS
The Company and its subsidiaries lease certain facilities and equipment under operating lease agreements. Rental expense under such agreements aggregated to $898,000 in 1997, $781,000 in 1996 and $296,000 in 1995.

     At December 31, 1997, the approximate future minimum lease payments under noncancellable operating leases were as follows:

      Year
      --------------------------------------------------
      1998                                    $  497,319
      1999                                       468,587
      2000                                       446,831
      2001                                       385,661
      2002 and thereafter                      1,120,129
      --------------------------------------------------
                                              $2,918,527
      ==================================================

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

CASH AND CASH EQUIVALENTS
The carrying amount of these assets approximates fair value because of the short period of time to maturity of those instruments.

INVESTMENTS
The fair values of investments are estimated based on their quoted market prices or those of similar investments.

LONG-TERM DEBT
The fair value of the Company's long-term debt is estimated using discounted cash flows based on the current rates offered to the Company for debt of the same remaining maturities.

Puerto Rican Cement Company, Inc.

     The carrying amount and estimated fair values of these financial instruments at December 31, are as follows (in thousands):

                                            1997                      1996
----------------------------------------------------------------------------------
                                   Carrying       Fair       Carrying       Fair
                                    Amount        Value       Amount        Value
----------------------------------------------------------------------------------
Cash and cash equivalents           $ 2,996      $ 2,996      $14,809      $14,809
Investments available-for-sale        5,580        5,580        4,596        4,596
Short-term investments                6,967        6,933        1,918        1,905
Long-term investments                46,368       49,371       46,980       45,354
Long-term debt                       77,290       78,059       82,424       81,999

NOTE 16.  CONTINGENT LIABILITIES AND OTHER COMMITMENTS

The Company is obligated to purchase, under a long-term supply contract, a minimum of 100,000 metric tons of coal annually through the year 2000. The purchase price is negotiated annually. Coal purchases have exceeded the minimum amount required by the contract. Purchases under the contract amounted to $6,729,000 in 1997, $6,337,000 in 1996 and $6,543,000 in 1995.

     In November 1995, San Juan Cement Company, Inc. ("SJC") filed a claim against the Company and its two ready-mixed concrete subsidiaries, RMC and CMI, in the United States District Court of Puerto Rico. SJC claimed that the acquisition of these two ready-mixed companies by the Company, in November 1995, violated the federal antitrust laws, specifically the Clayton Act, claiming that it tends to substantially lessen competition. After the acquisition, the complaint was amended to include the rescission of the agreement, the divestiture of such companies and, the naming of a trustee to manage the assets of the acquired companies. On April 15, 1997, the Court granted a joint motion requesting a temporary stay of the proceedings in an attempt to reach a mutual understanding that may lead to a voluntary dismissal of this litigation; the case has remained under this stay since then.

     While there can be no certainty, the Company believes, based on the advice of its legal counsel, that an adverse final ruling in the lawsuit brought by SJC is not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations. In addition, the Company believes that the cost of the defense of such litigation will not have a material adverse effect on the Company's financial condition or results of operations.

     RMC is also the defendant in a complaint filed before the Puerto Rico's Public Service Commission (the "Commission") by an independent truckers' association (the "Association"). The Association initially requested the prospective payment of freight tariff for the handling of aggregates approved by the Commission in 1988. The subsidiary was paying the tariff based on individually negotiated contracts at rates different from those approved by the Commission.

     In August 1996, the Association amended their complaint to include back-charges for the difference between the 1988 tariff and the amount actually paid by RMC.

     In September 1996, the San Juan Superior Court entered a partial decision upholding the validity of the 1988 tariff. The Company immediately filed an appeal as to the validity of this tariff, with a motion for reconsideration pending before the Court at the date of these statements. Pending the final decision of the Court, the Company is currently paying the 1988 tariff.

     The Association's complaint before the Commission with respect to the retroactive payment of the amount not paid is still pending a resolution of the Commission. While there can be no certainty, the Company believes based on the advice of its legal counsel, that it is likely to prevail on this matter. In any event, the Company believes that an adverse outcome of such proceedings should not have a material adverse effect on the Company's financial position or results of operations.

     Because of disputes with the Government of Puerto Rico, as more fully described below, the Company has suspended the development of a 300-unit housing project at Vega Alta and the work at its limestone extraction operation at Guanica.

     On July 8, 1997, the Puerto Rico Planning Board (the "Planning Board") issued a temporary cease and desist order against the housing project, asserting that the Company does not have the permits needed to extract and process sand and gravel from the site. The Company had previously received permits to build a housing project there, including a "temporary aggregate permit" which the Company believes

Puerto Rican Cement Company, Inc.

was properly obtained and is sufficient to conduct the planned operations. The Planning Board held public hearings on the dispute on August 25, and September 23 and 24, 1997. The hearings have concluded and the Planning Board upheld their position. The Company is in the process of filing an appeal to the decision before the Puerto Rico Appellate Circuit Court.

     On July 11, 1997, the Puerto Rico Permits and Regulations Administration (the "Administration"), revoked a permit granted to the Company to operate a limestone extraction operation at its Guanica site. A permit had been granted by the Administration's Ponce office. The Company has appealed this decision before the Puerto Rico Circuit Court of Appeals and is awaiting a decision.

     Management believes, based on the advice of its legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     On June 27, 1997, the Company filed a lawsuit against the Puerto Rico Department of Consumer Affairs (the "Department") in response to a Department's investigation of the Company's labeling of bags of cement during 1995 and 1996. The Department has asserted that the bags should have disclosed that the cement was manufactured utilizing some imported clinker. The lawsuit was based on the Company's belief that the Department did not have the legal authority with respect to this matter. However, it was determined that the Department had the authority to investigate disclosure of clinker content and Company's labels. Administrative hearings were held on January 8, 14 and 29, and March 13, 1998 by an independent judge named by the Department. On March 16, 1998, the independent judge issued a favorable decision on the case which held that the Company did not violate any Department rule. This decision could be appealed by the Department within a 30-day period.

     Management believes, based on the advice of its legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial position or results of operations.

     The Company is a defendant in a number of other legal proceedings arising in the normal course of business. Management believes, based on the opinion of legal counsel, that the final outcome of these matters will not significantly affect the Company's financial position or results of operations.

NOTE 17.  STOCKHOLDERS' EQUITY
During 1997, the Company purchased 75,000 shares of its outstanding stock for $2,645,250. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them. In April 1996, the Company reissued 22,352 shares of its common stock held in treasury to complete the acquisition of RMC.

     The changes in the treasury stock and additional paid-in-capital components of shareholders' equity are detailed below:

                                                   Treasury          Additional
                                    Number         stock at           paid-in
                                  of shares           cost            capital
--------------------------------------------------------------------------------
Balance at December 31, 1995       495,278        $10,967,229       $14,482,054
Treasury stock reissued            (22,352)          (527,932)          220,860
--------------------------------------------------------------------------------
Balance at December 31, 1996       472,926         10,439,297        14,702,914
Treasury stock purchased            75,000          2,645,250                --
--------------------------------------------------------------------------------
Balance at December 31, 1997       547,926        $13,084,547       $14,702,914
================================================================================

NOTE 18. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash was paid during the year for:

                                   1997            1996            1995
------------------------------------------------------------------------
Interest (net of amount
  capitalized)               $3,833,000      $4,377,000      $2,603,000
========================================================================
Income taxes                 $3,535,000      $3,805,000      $4,501,000
========================================================================

Puerto Rican Cement Company, Inc.

CONSOLIDATED FOURTH QUARTER RESULTS

(000's Omitted, Except Per Share Amounts)

-----------------------------------------------------------------------------------------------------
                                                    Three months ended           Twelve months ended
                                                        December 31,                 December 31,
                                                  ---------------------------------------------------
                                                     1997          1996           1997           1996
-----------------------------------------------------------------------------------------------------
Operating revenues                                $36,977       $37,193       $156,774       $149,277
Cost of sales                                      26,569        26,538        110,011        107,291
-----------------------------------------------------------------------------------------------------
Gross margin                                       10,408        10,655         46,763         41,986
Selling, general and administrative expenses        6,390         5,264         21,880         19,169
-----------------------------------------------------------------------------------------------------
Income from operations                              4,018         5,391         24,883         22,817
-----------------------------------------------------------------------------------------------------
Other charges (credits):
   Interest and financial charges                   1,524         1,105          5,766          4,464
   Interest income                                   (973)         (760)        (3,601)        (2,660)
   Other income                                      (159)          (85)           (87)          (555)
-----------------------------------------------------------------------------------------------------
                                                      392           260          2,078          1,249
-----------------------------------------------------------------------------------------------------
Income before income taxes                          3,626         5,131         22,805         21,568
Tax provision                                         884         1,536          6,802          6,880
-----------------------------------------------------------------------------------------------------
Net income                                        $ 2,742       $ 3,595       $ 16,003       $ 14,688
=====================================================================================================
Earnings per share of common stock*               $  0.51       $  0.65       $   2.91       $   2.66
=====================================================================================================


FINANCIAL RESULTS BY QUARTERS

(000's Omitted, Except Per Share Amounts)
----------------------------------------------------------------------------------------------------------------------------------
Three Months Ended    Mar. 31    June 30    Sept. 30   Dec. 31      1997      Mar. 31    June 30    Sept. 30   Dec. 31      1996
----------------------------------------------------------------------------------------------------------------------------------
Operating revenues    $37,212    $43,429    $39,156    $36,977    $156,774    $37,403    $41,010    $33,671    $37,193    $149,277
==================================================================================================================================
Gross profit           10,649     13,775     11,931     10,408      46,763     10,363     11,914      9,054     10,655      41,986
==================================================================================================================================
Income before
   income tax           5,289      7,947      5,943      3,626      22,805      5,305      6,867      4,265      5,131      21,568
Tax provision           1,346      2,801      1,771        884       6,802      1,612      2,362      1,370      1,536       6,880
----------------------------------------------------------------------------------------------------------------------------------
Net income            $ 3,943    $ 5,146    $ 4,172    $ 2,742    $ 16,003    $ 3,693    $ 4,505    $ 2,895    $ 3,595    $ 14,688
==================================================================================================================================
Per share*            $  0.71    $  0.93    $  0.76    $  0.51    $   2.91    $  0.67    $  0.82    $  0.52    $  0.65    $   2.66
==================================================================================================================================

* Based on weighted average number of outstanding shares of 5,502,074 in 1997 and 5,521,486 in 1996.

Puerto Rican Cement Company, Inc.

FIVE-YEAR STATISTICAL COMPARISON

December 31,                                   1997              1996              1995              1994              1993
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY
Cash and equivalents                   $  2,995,634      $ 14,808,709      $ 11,599,636      $    114,702      $    431,293
Investments available-for-sale            5,580,202         4,595,908         4,473,536
Short-term investments                    6,967,225         1,917,616           974,073                             520,000
Accounts receivable-net                  28,763,683        27,410,312        24,526,385        14,358,827        13,626,159
Inventories                              32,885,743        33,443,290        32,222,415        28,916,950        33,141,836
Prepaid expenses                          4,533,070         4,624,691         4,752,187         3,907,844         3,488,276
---------------------------------------------------------------------------------------------------------------------------
   CURRENT ASSETS -- TOTAL               81,725,557        86,800,526        78,548,232        47,298,323        51,207,564

Property, plant and equipment-net       158,610,632       143,088,242       142,567,213       112,299,027       107,968,603
Other assets                              4,347,346         4,334,404         2,670,882           241,897         1,595,062
Long-term investments                    46,367,581        46,980,338        31,228,541        42,030,507        32,512,367
---------------------------------------------------------------------------------------------------------------------------
                                       $291,051,116      $281,203,510      $255,014,868      $201,869,754      $193,283,596
===========================================================================================================================

Notes payable (includes current
   portion of long-term debt
   and short-term borrowing)           $  1,778,505      $ 15,401,050      $ 11,749,853      $  8,598,571      $  7,491,735
Accounts payable and
   accrued liabilities                   17,145,619        15,080,253        16,227,533         8,273,468         9,781,571
---------------------------------------------------------------------------------------------------------------------------
   CURRENT LIABILITIES -- TOTAL          18,924,124        30,481,303        27,977,386        16,872,039        17,273,306

Long-term debt (exclusive
   of current portion)                   76,179,792        67,023,200        57,549,475        31,696,403        26,633,080
Deferred income taxes                    35,859,657        33,323,351        30,808,654        27,722,814        26,028,233
Postretirement benefit liability          3,023,228         2,954,610         2,873,430         2,607,162         2,673,947
Capital stock (1)(2)                      7,618,367        10,263,617         9,514,825         8,830,839        18,783,431
Unrealized gain on investments
   available-for-sale                       567,745           110,361            74,313
Retained earnings                       148,878,203       137,047,068       126,216,785       114,140,497       101,891,599
---------------------------------------------------------------------------------------------------------------------------
                                       $291,051,116      $281,203,510      $255,014,868      $201,869,754      $193,283,596
===========================================================================================================================

STATISTICAL DATA
Book value per share                   $      28.81      $      26.67      $      24.67      $      22.38      $      20.78
Shares outstanding at year-end            5,452,074         5,527,074         5,504,722         5,494,200         5,807,700
Number of stockholders                          597               622               655               684               705
Average number of employees                   1,015               969               939               552               533
Capital expenditures(3)                $ 28,028,571      $ 11,662,959      $ 10,249,840      $ 11,256,763      $  9,136,968
===========================================================================================================================

(1) Includes the purchase of 75,000 in 1997, 75,000 shares in 1995, and 313,500 shares in 1994 of the Company's outstanding stocks for $2,645,250, $2,181,000, and $9,953,000, respectively.

(2) Also includes the issuance of 107,874 shares of the Company's common stock held in treasury for the acquisition of RMC.

(3) Includes expenditures in kiln capacity increase project in 1997, and mill conversion in 1995, 1994, and 1993.

Puerto Rican Cement Company, Inc.

DIRECTORS AND OFFICERS

DIRECTORS

ANTONIO LUIS FERRE
Chairman of the Board of the Company and President of El Dia, Inc. (Newspaper Publishing Group)

ALBERTO M. PARACCHINI
Vice Chairman of the Board of the Company and Director of Banco Popular de Puerto Rico (Commercial Bank)

HECTOR DEL VALLE
Vice Chairman of the Board of the Company

MIGUEL A. NAZARIO
President and Chief Executive Officer of the Company

ANTONIO LUIS FERRE RANGEL
Executive Vice President

WALDEMAR DEL VALLE ARMSTRONG
Attorney-at Law, Partner of Parra, Del Valle, Frau & Limeres

JOSE J. SUAREZ
Consultant to the Company

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

JUAN A. ALBORS
President and General Partner of Albors Development Corp.
(Real Estate Developers and Investors)

LUIS ALBERTO FERRE RANGEL
Co Director, El Dia, Inc. (Newspaper Publishing Group)

CARLOS DEL RIO
Senior Vice President and Chief Operating Officer - MOVA
Pharmaceutical Corporation (Pharmaceutical Products
Manufacturer)


OFFICERS

MIGUEL A. NAZARIO
President and Chief Executive Officer

ANTONIO LUIS FERRE RANGEL
Executive Vice President

JOSE O. TORRES
Assistant Secretary, Vice President of Finance and Treasurer

JUAN R. TARAZA
Vice President - Sales and Marketing

ANGEL M. AMARAL
Vice President and Controller

BENITO DEL CUETO
Vice President - Real Estate

EUFEMIO TOUCET
Vice President and General Manager
St. Regis Paper and Bag Division

RENE DI CRISTINA
President Ready Mix Concrete, Inc.

ETIENNE TOTTI DEL VALLE
Secretary

Puerto Rican Cement Company, Inc.

STOCKHOLDER INFORMATION

STATUTORY OFFICES
Ponce, Puerto Rico

EXECUTIVE OFFICES
Guaynabo, Puerto Rico

SUBSIDIARIES*
Florida Lime Corporation
Ready Mix Concrete, Inc.
Poly Bags & Packaging, Inc.
Desarrollos Multiples Insulares, Inc.
Limestone Materials, Inc.
*All Subsidiaries are 100% owned

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services
New York, New York

INDEPENDENT ACCOUNTANTS
Price Waterhouse
San Juan, Puerto Rico

PUBLIC RELATIONS
Gavin Anderson & Company
New York, New York

LEGAL COUNSEL
Totti & Rodriguez Diaz
San Juan, Puerto Rico

FORM 10-K
A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K will be mailed upon request made to Mr. Jose O. Torres, Vice President of Finance and Treasurer, Puerto Rican Cement Company, Inc., PO Box 364487, San Juan, Puerto Rico 00936-4487.

PUERTO RICAN CEMENT COMPANY, INC.
ANNUAL MEETING
The Annual Meeting of Stockholders of Puerto Rican Cement Company, Inc. will be held at the office of the Company, Amelia Industrial Park, Guaynabo, Puerto Rico, Wednesday, May 6, 1998 at 10:00 a.m.


COMMON SHARE PRICES
AND DIVIDEND PER SHARE
The Company's common stock is listed on the New York Stock Exchange (trading symbol:PRN). The following table sets forth the high and low sales price per share of the common stock.

Price per share ($)               1997                     1996
-------------------------------------------------------------------------
                            High         Low          High        Low
-------------------------------------------------------------------------
First Quarter             28 3/4        28 5/8       34          32 1/8
Second Quarter            32 11/16      32 1/4       33 3/4      31 1/8
Third Quarter             40 1/8        39 7/8       31 7/8      28 5/8
Fourth Quarter            50 9/16       50 3/16      31 3/8      28 1/8
Full Year                 50 9/16       28 5/8       34          28 1/8

Dividends per share               $0.76                    $0.70

                                INTERNET ADDRESS
                             http//www.prcement.com




                                                                             PRN
                                                                          LISTED
                                                                            NYSE