Form 10-K, Exhibit 13
period 1998-12-31
PUERTO RICAN CEMENT CO INC
filed 1999-03-30
CIK 81076

                                                                      EXHIBIT 13


Puerto Rican Cement Company, Inc.


                                                          Financial Information


                                    CONTENTS


15       Management's Discussion and Analysis

18       Selected Financial Data

18       Common Share Prices and Dividends Per Share

19       Report of Independent Accountants

20       Consolidated Statement of Income

21       Consolidated Balance Sheet

22       Consolidated Statement of Comprehensive Income

22       Consolidated Statement of Changes in Stockholders' Equity

23       Consolidated Statement of Cash Flows

24       Notes to Consolidated Financial Statement

34       Consolidated Fourth Quarter Results

34       Financial Results by Quarters

35       Five-Year Statistical Comparison

36       Directors and Officers

Puerto Rican Cement Company, Inc.


                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations


This section represents Management's discussion and analysis of the Company's consolidated financial condition and results of operations. It should be read in conjunction with the accompanying financial statements.


Results of Operations


1998 compared with 1997

During 1998, consolidated sales decreased by $8.4 million, or 5%, to $148.4 million from $156.8 million during 1997. This was principally a result of decreases of 6.9% in cement dollar sales, and 5.1% in ready-mixed concrete sales, slightly offset by an increase in lime sales.

Consolidated gross margins reported at 26.7% for 1998 decreased from gross margins of 29.8% for 1997. The principal reason for this decrease was the interruptions in the clinker production schedules associated with the passage of Hurricane Georges and scheduled plant shutdowns to complete the upgrade project during 1998. These interruptions resulted in higher production costs per unit.

Consolidated selling, general and administrative expenses increased by $2.3 million, or 10.6%, to $24.2 million in 1998 from $21.9 million in 1997. This increase was principally attributable to higher professional fees for legal services associated mainly with ongoing legal proceedings against local Government agencies in the federal and local courts. These expenses are expected to continue to impact general and administrative expenses during 1999.

Interest and financial charges decreased $550,000, or 9.5%, to $5.2 million in 1998 compared with $5.8 million for 1997. This decrease was due to the capitalization of $712,000 in interest expense associated with the plant upgrade project. Interest income decreased by $200,000, or 5.6%, to $3.4 million in 1998 compared with $3.6 million in 1997. This decrease resulted from a reduction in the Company's investment portfolio due to the sale and redemption of investments during 1998.

The provision for income taxes as a proportion of income before taxes decreased to 19.6% for 1998 from 29.8% for 1997. This decrease resulted from the acquisition, at a discount, of tax credits derived from investments in government-sponsored incentive programs, the taxation of gains on the sale of investments at capital gain rates instead of higher regular tax rates, and proportionately higher tax-free income during 1998.

Cement and related products segment

Cement operations. During 1998, cement dollar sales decreased by 6.9%. This was principally due to a decrease in sales volume of 60,000 tons, or 5.5%, to 1,037,000 tons in 1998 from 1,097,000 tons in 1997. This decrease was attributable mainly to unfavorable weather during 1998, especially the aftermath of Hurricane Georges during September. Cement production costs were also adversely affected by several interruptions in the clinker production schedules during 1998. Hurricane Georges disrupted clinker production during the fourth quarter of 1998 due to the frequent power outages. In addition, the Company had to shut down its clinker production for 33 days during the months of January and February to perform work on its kiln as part of a plant upgrade project. The Company purchased higher-cost clinker to continue the production of cement during the shutdown impacting its costs of production.

Ready-mixed concrete operations. Ready-mixed concrete sales decreased by $4.1 million, or 5.1%, to $77.4 million in 1998 from $81.5 million in 1997. This was the result of a 5.9% decrease in sales volume attributable mainly to unfavorable weather conditions during 1998 mentioned earlier, and to labor shortages in the construction industry during the fourth quarter of 1998.

Lime operations. Total lime sales increased during 1998 by 5,000 tons, or 15.1%, as a result of an increase in export sales, slightly offset by a decrease in local sales. This increase contributed to better capacity utilization of the hydrated lime plant, thereby resulting in lower production cost per ton.

Packaging segment

Multi-wall paper bags operations. During 1998, sales of multi-wall paper bags remained at levels similar to those of 1997. There was a reduction in the pasted bags division sales, entirely offset by increases in the sewn bags and pocket bags division sales. Reductions in pasted bags sales are associated with lower packed cement sales.

1997 compared with 1996

During 1997, consolidated sales increased $7.5 million, or 5%, to $156.8 million from $149.3 million during 1996. This increase was principally a result of increases of 5.4% in cement sales, 7.8% in ready-mixed concrete sales, and 3.6% in paper bag sales, offset by a decrease of 14% in lime sales due to a reduction in exports.

Consolidated gross margins reported at 29.8% for 1997 compared favorably with gross margins of 28.1% for 1996. The principal reasons for this increase were improvements in inventory management and production schedules in both the cement and bag divisions which yielded lower costs of sale. This reduction in costs resulted in spite of brief interruptions in the clinker production related to a plant upgrade project that started during the fourth quarter of 1997.

Consolidated selling, general and administrative expenses increased by $2.7 million, or 14.1%, to $21.9 million in 1997 from $19.2 million in 1996. This increase was principally attributable to the additional selling costs resulting from increased sales, normal inflationary growth, and higher expenses related to professional fees for legal, advertising and security services associated mainly with the development of the Company's projects and related legal proceedings for permits.

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

Cement and related products segment

Cement operations. During 1997, cement dollar sales increased by 5.4%. This was principally due to an increase in sales volume of 59,000 tons, or 5.7%, to 1,097,000 tons in 1997 from 1,039,000 tons in 1996. Improved efficiencies in inventory management and the manufacturing processes, which resulted in lower costs, favorably impacted the cement operation's gross margins.

Ready-mixed concrete operations. Ready-mixed concrete sales represented the most significant change in consolidated net sales. Ready-mixed concrete dollar sales increased by $5.9 million, or 7.8%, to $81.5 million in 1997 from $75.6 million in 1996. This was mainly a result of an increase in sales volume of 3.6%. The gross margins of the ready-mixed concrete operations were favorably impacted by the increase in sales volume, coupled with economies achieved by the merger of the Company's two ready-mix concrete subsidiaries which took effect on January 1, 1997.

Lime operations. Total lime sales decreased in 1997 by 7,000 tons, or 16.7%, principally the result of a decrease in export sales.

Packaging segment

Multi-wall paper bags operations. During 1997, there was an increase in dollar sales of multi-wall paper bags of 3.6%. This increase resulted mainly from a 9.4% hike in the pasted bags division sales, offset by a slight decline in the pocket bags division sales. Efficiencies achieved through improvements in inventory management and manufacturing process resulted in lower costs, which yielded improved gross margins for the year.

Significant events

Year 2000 Status

State of Readiness - The Company has taken various actions to address the Year 2000 problem. The Year 2000 problem is the result of certain computer programs being unable to distinguish between the years 1900 and 2000, and therefore possibly being unable to function or to continue functioning properly. The Company has formed a committee to identify existing or potential instances of Year 2000 problems and to propose and implement actions to solve such problems.

As a result of actions being taken to address the Year 2000 problem, the Company and its subsidiaries are substantially Year 2000 compliant.

The Company is in the process of migrating its computerized applications to a new processing architecture commonly known as an Enterprise Resource Planning System. The company providing the application software for this migration is JD Edwards. The Company has been advised that the JD Edwards system is Year 2000 compliant. Applications that will be migrated include general ledger, accounts payable, procurement, inventory management, and payroll. Migration to the new system will be accomplished utilizing a phased approach with full conversion expected by December 1999. Since payroll will be the last application to be converted, program changes were made during the first quarter of 1999 to make it Year 2000 compliant in the event there is project slippage which may cause us to miss our December 1999 goal of full conversion to the new system. The changes made to the payroll system were simple in nature and were performed by internal personnel. The mainframe computer that supports the current applications as well as the computer that was recently acquired to support the new applications are Year 2000 compliant.

A recent study made of all personal computers indicated that a small number of computers were not Year 2000 compliant. These were older systems that could not be upgraded and were replaced during the first quarter of 1999.

In the area of manufacturing, the software that supports the x-ray process used in the cement plant was upgraded to make it Year 2000 compliant. The vendor that supports the software was contacted and the upgrading was performed during the first quarter of 1999.

The Company does not depend heavily on third parties. A study of our suppliers indicated that Year 2000 compliance does not appear to be a substantial problem. The local banks we deal with have reported that they expect to be Year 2000 compliant during the first half of 1999. The Company's customers may also have Year 2000 problems. While the Company does not expect that any such problem would directly prevent or limit such customers' ability to purchase the Company's products, if such customers were unable to operate or encountered substantial problems in their ability to operate, sales by the Company could be affected.

Year 2000 Costs - The cost to bring the Company into Year 2000 compliance was less than $100,000. This amount includes the changes made to the payroll system, replacement of older personal computers, and upgrade of software for the x-ray application.

Year 2000 Risk Factors - Year 2000 risk factors facing the Company are minimal.

Puerto Rican Cement Company, Inc.


                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)


Year 2000 Contingency Plans - The Company's Year 2000 plan is focused on the migration of its applications to an Integrated Enterprise Resource Planning system. Changes were made to the present payroll system to make it Year 2000 compliant and will be used in the event of project slippage that could delay the use of the new system as planned.

New Subsidiary -- Ponce Capital Corporation

On March 19, 1998, the Company incorporated a new subsidiary, Ponce Capital Corporation ("PCC"), under the laws of the Commonwealth of Puerto Rico. PCC was established for the purpose of providing equipment financing, primarily to existing or prospective customers in the construction and related industries. PCC began operations during September after obtaining its license from the Commonwealth's Commissioner of Financial Institutions.

Plant Upgrade Project

The Company's plant upgrade project, which increased clinker production capacity, was completed during the fourth quarter of 1998 upon receipt of final permits from the local environmental protection agency.

Forward-Looking Statements

Certain statements contained in this document, including in this Management's Discussion and Analysis of Financial Condition and Results of Operations, that are not historical facts, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company and its businesses to be materially different from that expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; political and social conditions; government regulations and compliance therewith; demographic changes; sales mix; pricing levels; changes in sales to, or the identity of, significant customers; changes in technology, including the technology of cement production; capacity constraints; availability of raw materials and adequate labor; availability of liquidity sufficient to meet the Company's needs; the ability to adapt to changes resulting from acquisitions; and various other factors referenced in this Management's and Discussion Analysis. The Company could be particularly affected by weather in Puerto Rico, changes in the Puerto Rico economy, and changes in the Government of Puerto Rico or the manner in which it regulates the Company.

The Company assumes no obligation to update forward-looking statements to reflect actual results or changes in or additions to the factors affecting such forward-looking statements.

Legal Proceedings

The Company is involved in legal proceedings which are fully discussed in Note 15 and Note 16 to the consolidated financial statements.

Realty/Limestone Extraction

The Company has temporarily suspended its operations at Vega Alta and Guanica pending the conclusion of legal proceedings surrounding the permits for these projects (Note 16 to the consolidated financial statements provides more detail). The Vega Alta project consists of the development of a 300-unit, low-cost housing project on 80 acres of real estate owned by the Company, and the Guanica project consists of the extraction of limestone from a leased facility.

Stock Repurchase

The Company repurchased 68,000 shares of its common stock for $3.3 million on March 18, 1998, in a privately negotiated transaction approved by the Company's Board of Directors at its January 1998 meeting.

Additionally, the Company's Board of Directors approved a program to repurchase up to 300,000, or 5.5%, of the Company's outstanding common stock at its February 1998 meeting. As part of this program, on June 23, 1998, the Company repurchased 5,000 shares of its common stock for $242,000 in the open market.

Puerto Rican Cement Company, Inc.


                            Selected Financial Data


                                       ------------------------------------------------------------------------------
Year ended December 31,                    1998              1997            1996            1995            1994
                                       ------------------------------------------------------------------------------

Operating revenues                     $148,377,205     $156,774,092     $149,276,622    $100,231,963    $ 92,829,872

Income before income tax                 14,146,406       22,805,472       21,568,030      23,049,750      21,342,365

Tax provision                             2,765,222        6,802,261        6,879,639       7,257,317       5,579,153

Net income                               11,381,184       16,003,211       14,688,391      15,792,433      15,763,212

Net income per share                           2.11             2.91             2.66            2.90            2.76

Current assets                           95,979,856       81,725,557       86,800,526      78,548,232      47,298,323

Current liabilities                      22,528,532       18,924,124       30,481,303      27,977,386      16,872,039

Working capital                          73,451,324       62,801,433       56,319,223      50,570,846      30,426,284

Current ratio                                  4.26             4.32             2.85            2.81            2.80

Property, plant and equipment, net      162,278,187      158,610,632      143,088,242     142,567,213     112,299,027

Long-term investments                    31,987,498       46,367,581       46,980,338      31,228,541      42,030,507

Total assets                            298,769,557      291,051,116      281,203,510     255,014,868     201,869,754

Long-term debt (exclusive of
  current portion)                       80,541,666       76,179,792       67,023,200      57,549,475      31,696,403

Deferred income taxes                    32,358,532       35,859,657       33,323,351      30,808,654      27,722,814

Stockholders' equity-net                160,258,378      157,064,315      147,421,046     135,805,923     122,971,336

Dividends per share                            0.76             0.76             0.70            0.68            0.62

Cement sales, in tons                     1,037,086        1,097,453        1,038,798         968,188         959,561


                  Common Share Prices and Dividends Per Share


The Company's common stock is listed on the New York Stock Exchange (trading symbol: PRN). The following table sets forth the high and low sales price per share of the Company's common stock.

                                                     1998                          1997
------------------------------------------------------------------------------------------------
Price per share                                High          Low            High          Low
------------------------------------------------------------------------------------------------
First Quarter                                $52          $43 1/16         $31 3/8      $28 1/8
Second Quarter                                54 1/2       45 1/2           32 7/8       28 1/2
Third Quarter                                 51           39 1/8           41 5/8       30
Fourth Quarter                                44 3/8       33 3/8           50 3/4       39 9/16
Full Year                                     54 1/2       33 3/8           50 3/4       28 1/8
=================================================================================================
Dividends per share                                  $0.76                         $0.76
=================================================================================================

                      (PricewaterhouseCoopers Letterhead)


                       REPORT OF INDEPENDENT ACCOUNTANTS


February 19, 1999

To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
---------------------------------------
PRICEWATERHOUSECOOPERS LLP

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1537427 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Puerto Rican Cement Company, Inc.


                       Consolidated Statement of Income


Years ended December 31,                                   1998               1997                  1996
------------------------------------------------------------------------------------------------------------

Net sales                                             $148,275,297        $156,675,080          $149,172,828
Revenue from realty operations, net                        101,908              99,012               103,794
------------------------------------------------------------------------------------------------------------

                                                       148,377,205         156,774,092           149,276,622
------------------------------------------------------------------------------------------------------------

Cost and expenses, including depreciation,
  depletion and amortization of $13,331,479
  (1997 - $12,383,769; 1996 - $11,111,840):
  Cost of sales                                        108,706,775         110,010,997           107,291,187
  Selling, general and administrative expenses          24,205,913          21,879,599            19,168,663
------------------------------------------------------------------------------------------------------------

                                                       132,912,688         131,890,596           126,459,850
------------------------------------------------------------------------------------------------------------

Income from operations                                  15,464,517          24,883,496            22,816,772
------------------------------------------------------------------------------------------------------------

Other expense (income):
  Interest and financial charges, net of
  interest charged to construction                       5,216,096           5,765,894             4,464,152
  Interest income                                       (3,398,485)         (3,601,063)           (2,660,077)
  Gain on sale of investments                           (1,174,705)            (50,451)              (26,630)
  Other                                                    675,205             (36,356)             (528,703)
------------------------------------------------------------------------------------------------------------

                                                         1,318,111           2,078,024             1,248,742
------------------------------------------------------------------------------------------------------------
Income before taxes                                     14,146,406          22,805,472            21,568,030
------------------------------------------------------------------------------------------------------------

Provision for income taxes:
  Current income taxes                                   6,080,332           4,265,955             4,402,169
  Deferred income taxes                                 (3,315,110)          2,536,306             2,477,470
------------------------------------------------------------------------------------------------------------

                                                         2,765,222           6,802,261             6,879,639
------------------------------------------------------------------------------------------------------------

Net income                                            $ 11,381,184        $ 16,003,211          $ 14,688,391
============================================================================================================

Earnings per share:
  Basic and diluted net income per share              $       2.11        $       2.91          $       2.66
============================================================================================================


The accompanying notes are an integral part of these financial statements

Puerto Rican Cement Company, Inc.


                          Consolidated Balance Sheet


December 31,                                                              1998                1997
-----------------------------------------------------------------------------------------------------
                                       Assets

Cash and cash equivalents                                            $  7,480,900        $  2,995,634
Investments available-for-sale                                                              5,580,202
Short-term investments                                                 20,666,648           6,967,225
Notes and accounts receivable, net                                     28,799,150          28,763,683
Inventories                                                            33,945,940          32,885,743
Prepaid expenses                                                        5,087,218           4,533,070
-----------------------------------------------------------------------------------------------------

 Total current assets                                                  95,979,856          81,725,557
-----------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                    162,278,187         158,610,632
Long-term investments                                                  31,987,498          46,367,581
Long-term notes receivable                                              3,973,232
Other assets                                                            4,550,784           4,347,346
-----------------------------------------------------------------------------------------------------

                                                                     $298,769,557        $291,051,116
=====================================================================================================
                           Liabilities and Stockholders' Equity

Current liabilities:
  Notes payable                                                      $    550,773        $    668,724
  Current portion of long-term debt                                     2,452,649           1,109,781
  Accounts payable                                                      8,820,074           6,843,256
  Accrued liabilities                                                   8,224,974           7,075,160
  Dividends payable                                                     1,022,024           1,035,894
  Income taxes payable                                                  1,458,038           2,191,309
-----------------------------------------------------------------------------------------------------

   Total current liabilities                                           22,528,532          18,924,124
-----------------------------------------------------------------------------------------------------

Long-term liabilities:
  Long-term debt, less current portion                                 80,541,666          76,179,792
  Deferred income taxes                                                32,358,532          35,859,657
  Other long-term liabilities                                           3,082,449           3,023,228
-----------------------------------------------------------------------------------------------------

   Total long-term liabilities                                        115,982,647         115,062,677
-----------------------------------------------------------------------------------------------------

   Total liabilities                                                  138,511,179         133,986,801
-----------------------------------------------------------------------------------------------------

Stockholders' equity:
  Preferred stock, authorized 2,000,000 shares of $5.00
    par value each; none issued
  Common stock, authorized 20,000,000 shares of $1.00
     par value each; 6,000,000 shares issued                            6,000,000           6,000,000
    Additional paid-in capital                                         14,702,914          14,702,914
    Accumulated other comprehensive income                                                    567,745
    Retained earnings                                                 156,170,341         148,878,203
-----------------------------------------------------------------------------------------------------

                                                                      176,873,255         170,148,862
    Less - 620,926 (1997 - 547,926) shares of common stock
      in treasury, at cost                                             16,614,877          13,084,547
-----------------------------------------------------------------------------------------------------

Total stockholders' equity                                            160,258,378         157,064,315
-----------------------------------------------------------------------------------------------------

Commitments and contingent liabilities
-----------------------------------------------------------------------------------------------------

                                                                     $298,769,557        $291,051,116
=====================================================================================================


The accompanying notes are an integral part of these financial statements

Puerto Rican Cement Company, Inc.


                 Consolidated Statement of Comprehensive Income

Years ended December 31,                                              1998                1997                1996
----------------------------------------------------------------------------------------------------------------------

Net income                                                        $ 11,381,184        $ 16,003,211        $ 14,688,391
----------------------------------------------------------------------------------------------------------------------
Other comprehensive income, before tax:
  Unrealized gain on available-for-sale securities:
    Unrealized gain arising during the period                          420,945             660,296              74,694
    Realized gain included in net income                            (1,174,705)            (50,451)            (26,630)
----------------------------------------------------------------------------------------------------------------------

                                                                      (753,760)            609,845              48,064
Income taxes related to items of other comprehensive income            186,015            (152,461)            (12,016)
----------------------------------------------------------------------------------------------------------------------

Other comprehensive income, net of tax                                (567,745)            457,384              36,048
----------------------------------------------------------------------------------------------------------------------

Comprehensive income                                              $ 10,813,439        $ 16,460,595        $ 14,724,439
======================================================================================================================

The accompanying notes are an integral part of these financial statements





            Consolidated Statement of Changes in Stockholders' Equity

Years ended December 31,                           1998                 1997                 1996
----------------------------------------------------------------------------------------------------

Common stock
  Balance at beginning and end of year       $   6,000,000        $   6,000,000        $   6,000,000
----------------------------------------------------------------------------------------------------

Additional paid-in capital:
  Balance at January 1                          14,702,914           14,702,914           14,482,054
  Treasury shares issued                                                                     220,860
----------------------------------------------------------------------------------------------------
  Balance at December 31                        14,702,914           14,702,914           14,702,914
----------------------------------------------------------------------------------------------------

Accumulated other comprehensive income
  Balance at January 1                             567,745              110,361               74,313
  Other comprehensive income                      (567,745)             457,384               36,048
----------------------------------------------------------------------------------------------------
  Balance at December 31                                --              567,745              110,361
----------------------------------------------------------------------------------------------------

Retained earnings
  Balance at January 1                         148,878,203          137,047,068          126,216,785
  Net income                                    11,381,184           16,003,211           14,688,391
  Dividends declared                            (4,089,046)          (4,172,076)          (3,858,108)
----------------------------------------------------------------------------------------------------
  Balance at December 31                       156,170,341          148,878,203          137,047,068
----------------------------------------------------------------------------------------------------

Treasury stock
  Balance at January 1                         (13,084,547)         (10,439,297)         (10,967,229)
  Treasury shares acquired                      (3,530,330)          (2,645,250)
  Treasury shares issued                                                                     527,932
----------------------------------------------------------------------------------------------------
  Balance at December 31                       (16,614,877)         (13,084,547)         (10,439,297)
----------------------------------------------------------------------------------------------------

Total stockholders' equity                   $ 160,258,378        $ 157,064,315        $ 147,421,046
====================================================================================================



The accompanying notes are an integral part of these financial statements

Puerto Rican Cement Company, Inc.


                      Consolidated Statement of Cash Flows


Years ended December 31,                                             1998                1997                1996
--------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
Net income                                                      $ 11,381,184        $ 16,003,211        $ 14,688,391
--------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and depletion                                    13,276,268          12,328,558          11,056,629
    Amortization of goodwill                                          55,211              55,211              55,211
    Provision for doubtful accounts                                  145,424             233,135             101,102
    Accretion of discounts on investments                         (2,627,384)         (2,859,626)         (1,485,257)
    Provision for deferred income taxes                           (3,315,110)          2,536,306           2,477,470
    Gain on sale of land and equipment                              (225,804)            (30,976)           (121,800)
    Gain on sale of investments                                   (1,174,705)            (50,451)            (26,630)
    Changes in assets and liabilities:
      Increase in accounts receivable                               (844,922)         (1,586,506)         (2,985,029)
      (Increase) decrease in inventories                          (1,060,197)            557,547          (1,220,875)
      (Increase) decrease in prepaid expenses                       (554,148)             91,621             127,496
      Increase in other assets                                      (258,649)            (68,154)         (1,720,590)
      Increase (decrease) in accounts payable                      1,976,818            (955,339)           (649,259)
      Increase (decrease) in accrued liabilities                   1,149,814           1,774,976            (464,033)
      (Decrease) increase in income taxes payable                   (733,271)          1,259,981             596,664
      Increase in long-term liabilities                               59,221              68,618              81,180
--------------------------------------------------------------------------------------------------------------------

Total adjustments                                                  5,868,566          13,354,901           5,822,279
--------------------------------------------------------------------------------------------------------------------

  Net cash provided by operating activities                       17,249,750          29,358,112          20,510,670
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
  Issuance of notes receivable                                    (3,849,309)
  Collections on notes receivable                                    540,108
  Capital expenditures                                           (17,699,254)        (28,028,571)        (11,662,959)
  Proceeds from sale of land and equipment                           981,236             208,600             208,958
  Proceeds from sale of investments available-for-sale            13,248,180           1,102,609             550,290
  Proceeds from sale of short-term investments                     1,711,408
  Purchase of investments available-for-sale                                          (1,130,294)           (550,290)
  Redemption and maturity of investments                          10,710,000           1,974,000           2,390,650
  Purchase of investments held-to-maturity                       (16,360,398)         (4,000,000)        (17,623,200)
--------------------------------------------------------------------------------------------------------------------

  Net cash used in investing activities                          (10,718,029)        (29,873,656)        (26,686,551)
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
  Purchase of treasury stock                                      (3,530,330)         (2,645,250)
  (Decrease) increase in notes payable                              (117,951)            668,724          (4,100,000)
  Proceeds from loans                                              7,000,000          70,800,000          36,168,271
  Payment of principal on long-term debt                          (1,295,258)        (75,934,679)        (18,943,349)
  Dividends paid                                                  (4,102,916)         (4,186,326)         (3,739,968)
--------------------------------------------------------------------------------------------------------------------

      Net cash (used in) provided by financing activities         (2,046,455)        (11,297,531)          9,384,954
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                   4,485,266         (11,813,075)          3,209,073

Cash and cash equivalents at beginning of year                     2,995,634          14,808,709          11,599,636
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                        $  7,480,900        $  2,995,634        $ 14,808,709
====================================================================================================================

Supplemental cash flow disclosure:

    Interest paid (net of amount capitalized)                   $  5,611,000        $  3,833,000        $  4,377,000
====================================================================================================================

        Income taxes paid                                       $  6,197,000        $  3,535,000        $  3,805,000
====================================================================================================================

The accompanying notes are an integral part of these financial statements

Puerto Rican Cement Company, Inc.


                   Notes to Consolidated Financial Statements


Note 1.  Reporting Entity and Summary of Accounting Policies

The Company was organized in 1938 under the laws of the Commonwealth of Puerto Rico. It is engaged primarily in the production and sale of cement and related products principally within the island of Puerto Rico.

On March 19, 1998, the Company organized Ponce Capital Corporation ("PCC") as a wholly-owned subsidiary under the laws of the Commonwealth of Puerto Rico. PCC was established for the purpose of providing equipment financing mostly to block manufacturers, hardware stores and ready-mixed concrete businesses. PCC began operations during September 1998, after obtaining its license from the Commonwealth's Commissioner of Financial Institutions.

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

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries: Florida Lime Corporation ("FLC"), Ready Mix Concrete, Inc. ("RMC"), Desarrollos Multiples Insulares, Inc. ("DMI"), Poly Bags and Packaging, Inc. ("PBPI"), and Ponce Capital Corporation ("PCC"). All material intercompany accounts and transactions have been eliminated in consolidation.

Statement of Cash Flows

For purposes of the statement of cash flows, interest-bearing deposits and other investments with maturities of less than ninety (90) days at the time of acquisition are considered cash equivalents.

Revenue Recognition

Revenue is recognized when the product is shipped in accordance with billing terms which are generally FOB shipping point.

Investments

Investments in equity securities that have readily determinable fair values and all investments in debt securities are accounted for as follows:

- Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as investments held- to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts. Such debt securities are reported as short-term or long-term investments, depending on whether the remaining term to maturity is shorter or longer than one year.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. All trading securities are reported as current assets.

- Debt and equity securities not classified as either held-to-maturity or trading securities are classified as investments available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in accumulated other comprehensive income. All investments available-for-sale are reported as current assets.

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

Maintenance and repair costs which do not extend the life or improve productive capacity of the respective assets are expensed as incurred. The cost of renewals and betterments is capitalized. When assets are sold, retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

Interest Charged to Construction

The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled $712,000 in 1998.

Puerto Rican Cement Company, Inc.

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

Employee Benefit Plans

The Company has non-contributory defined benefit pension plans covering substantially all its non-union employees. Pension costs are computed on the basis of accepted actuarial methods. The Projected Unit Credit method is used to determine pension expense. Pension expense includes service cost for benefits earned during the period, interest cost and amortization of unrecognized prior service cost, of gains and losses on plan assets and of the transition asset. The Company's funding policy is to contribute annually the minimum required by the Employee Retirement Income Security Act of 1974.

The Company also offers post-retirement medical and life insurance benefits to certain retired employees under an unfunded plan. The expected cost of providing post-retirement health care and other benefits to an employee or its beneficiaries is recognized over their service period, is computed based on accepted actuarial methods, and includes service costs for benefits earned during the period, interest costs and amortization of actuarial gains and losses.

Earnings Per Share

Earnings per share ("EPS") are computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding for the last three fiscal years was 5,392,491 in 1998, 5,502,074 in 1997 and 5,521,486 in 1996. The Company has no dilutive or potentially dilutive securities outstanding. Accordingly, there is no difference between basic and diluted EPS.

Treasury Stock

Treasury stock is carried at cost.

Reclassifications

Certain reclassifications have been made to the 1997 and 1996 financial statements to conform with the 1998 presentation.

Recently Issued Accounting Pronouncements

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income." This statement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. Comprehensive income has been defined as the change in equity of a business enterprise during a period from transactions and other events or circumstances, except those resulting from investments by owners and distributions to owners. The components of comprehensive income are reported in the accompanying Statement of Comprehensive Income.

Effective January 1, 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This statement established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Such information must be presented on the same basis as that used by management to assess performance and allocate resources. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. Note 12 to the consolidated financial statements presents the segment information in accordance with this new standard.

Effective December 31, 1998, the Company adopted SFAS 132, "Employers' Disclosures About Pension and Other Post-Retirement Benefits." This statement changed the disclosure requirements with respect to pension and other post-retirement benefits. Note 11 to the consolidated financial statements presents the disclosure required by this new standard.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative financial instruments and for hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company adopted SFAS 133 effective July 1, 1998. As permitted by this Statement, upon its adoption the Company reclassified to available-for-sale investments that were previously classified as held-to-maturity which had a book value of $7,842,000 and a market value of $8,033,000. At December 31, 1998 and 1997, the Company did not carry derivative financial instruments.

Note 2.  Notes and Accounts Receivable

Notes and accounts receivable at December 31, consist of:

                                                1998              1997
------------------------------------------------------------------------
Notes receivable:
  Trade                                    $   115,934       $   452,043
  Other                                        857,027         1,184,949
------------------------------------------------------------------------
                                               972,961         1,636,992
------------------------------------------------------------------------
Accounts receivable:
  Trade                                     27,422,419        27,737,244
  Employees and affiliated companies           517,578            77,820
  Other                                      1,182,349           763,596
------------------------------------------------------------------------
                                            29,122,346        28,578,660
Less - Allowance for
  doubtful accounts                          1,296,157         1,451,969
------------------------------------------------------------------------
                                            27,826,189        27,126,691
------------------------------------------------------------------------
                                           $28,799,150       $28,763,683
========================================================================

Puerto Rican Cement Company, Inc.

Note 3.  Inventories

Inventories at December 31, consist of:

                                             1998              1997
----------------------------------------------------------------------
Finished products                        $ 1,802,707       $ 1,891,283
Work-in-process                            6,467,063         2,973,083
Raw materials                              3,787,700         3,939,004
Coal and fuel oil                          1,649,393         4,015,335
Maintenance and operating supplies        19,315,872        19,564,436
Land for sale                                923,205           502,602
----------------------------------------------------------------------
                                         $33,945,940       $32,885,743
======================================================================

Note 4.  Property, Plant and Equipment

Property, plant and equipment at December 31, consist of:

                                        Useful life
                                          in years        1998               1997
-------------------------------------------------------------------------------------
Land and quarries                                     $ 13,443,523       $ 12,576,694
Buildings and structures                     50         44,914,069         41,244,348
Machinery and equipment                    5-20        124,752,869        120,279,062
Pollution control equipment                  25         32,580,450         31,001,463
Automobiles and trucks                     3-10         23,752,085         20,610,177
Rental property                              10            653,524            653,524
Construction in progress                                 5,298,909          6,244,405
-------------------------------------------------------------------------------------
                                                       245,395,429        232,609,673
Less - Accumulated
  depreciation and depletion                            83,117,242         73,999,041
-------------------------------------------------------------------------------------
                                                      $162,278,187       $158,610,632
=====================================================================================

Note 5.  Investments

The carrying and market values, and scheduled maturities of investments at December 31, are as follows:

                                                                           1998                            1997
---------------------------------------------------------------------------------------------------------------------------
                                                              Amortized Cost   Market Value   Amortized Cost   Market Value
---------------------------------------------------------------------------------------------------------------------------

Investments available-for-sale, at market value:
U.S. Treasury securities
  Due within 1 year                                                                             $   748,064     $   749,063
  Due from 1 to 5 years                                                                           1,172,204       1,169,847
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  1,920,268       1,918,910
Municipal and other U.S. Government agency securities
  Due from 1 to 5 years                                                                           1,153,996       1,165,056
Marketable equity securities                                                                      1,752,177       2,496,236
---------------------------------------------------------------------------------------------------------------------------
                                                                $        --     $        --     $ 4,826,441     $ 5,580,202
===========================================================================================================================
Short-term investments held-to-maturity, at amortized cost:
Municipal and other U.S. Government agency securities           $16,061,513     $16,039,231     $ 1,050,069     $ 1,047,612
U.S. Treasury securities                                          4,605,135       4,611,456       5,917,156       5,885,551
---------------------------------------------------------------------------------------------------------------------------
                                                                $20,666,648     $20,650,687     $ 6,967,225     $ 6,933,163
===========================================================================================================================
Long-term investments held-to-maturity, at amortized cost:
U.S. Treasury securities
  Due from 1 to 5 years                                         $ 7,790,692     $ 7,830,134     $19,122,433     $18,700,964
  Due after 10 years                                             20,254,637      25,900,000      18,916,213      22,181,600
---------------------------------------------------------------------------------------------------------------------------
                                                                 28,045,329      33,730,134      38,038,646      40,882,564
Municipal and other U.S. Government agency securities
  Due from 1 to 5 years                                           3,942,169       3,933,379       8,328,935       8,488,696
---------------------------------------------------------------------------------------------------------------------------
                                                                $31,987,498     $37,663,513     $46,367,581     $49,371,260
===========================================================================================================================

Puerto Rican Cement Company, Inc.

The scheduled maturities of investments, based on their carrying values, at December 31, 1998, are summarized below:

--------------------------------------------------------------
Due within one year                              $  20,666,648
Due within 1 to 5 years                             11,732,861
Due after 10 years                                  20,254,637
--------------------------------------------------------------
                                                 $  52,654,146
==============================================================

Gross and net unrealized gains and losses at December 31, amounted()to approximately:

                                     1998                    1997
----------------------------------------------------------------------------
                                   Held-to-       Available-       Held-to-
                                   maturity        for-sale        maturity
----------------------------------------------------------------------------
Gross unrealized gains           $ 5,693,793      $ 756,117      $ 3,515,767
Gross unrealized losses              (33,739)        (2,357)        (545,560)
                                 -------------------------------------------
Net unrealized gain              $ 5,660,054        753,760      $ 2,970,207
                                 ===========                     ===========
Deferred income taxes                              (186,015)
                                                  ---------
Net unrealized gain reported
  in accumulated other
  comprehensive income                            $ 567,745
                                                  =========

Gross proceeds from the sale of available-for-sale investments amounted to $13,248,000, $1,103,000 and $550,000 in 1998, 1997 and 1996, respectively. Gross realized gains on the sale of these investments totaled $1,175,000, $50,000 and $27,000 in 1998, 1997 and 1996, respectively.

Gross proceeds from the sale of short-term investments held-to- maturity amounted to $1,711,000 during 1998. These securities were sold near their maturity. As discussed in Note 1, during 1998 the Company reclassified securities with an amortized cost of $7,842,000 and a market value of $8,033,000 from held-to-maturity to available-for-sale upon adoption of SFAS 133. These securities were subsequently sold.

Note 6.  Other Assets

Other assets at December 31, consist of:

                                       1998             1997
--------------------------------------------------------------
Investment in real estate          $   94,533       $   94,533
Goodwill, net of accumulated
  amortization of $167,423
  (1997 - $112,212)                 1,486,110        1,541,321
Other long-term assets              2,970,141        2,711,492
--------------------------------------------------------------
                                   $4,550,784       $4,347,346
==============================================================

Note 7.  Accrued Liabilities

Accrued liabilities at December 31, consist of:

                                            1998             1997
--------------------------------------------------------------------
Accrued taxes other than on income       $1,290,245       $  988,190
Accrued payroll expenses                  3,428,063        3,000,618
Accrued interest expense                  2,277,055        2,226,969
Other accrued liabilities                 1,229,611          859,383
--------------------------------------------------------------------
                                         $8,224,974       $7,075,160
====================================================================

Note 8.  Short-term Borrowing

The Company has lines of credit available for short-term borrowing and the discount of trade notes receivable in the aggregate amount of $24,600,000. However, under other loan agreements with financial institutions, the Company may incur unsecured short-term borrowing only up to $10,000,000 and may discount trade notes receivable up to $5,000,000 through 1999. No commitment fees are paid on these credit facilities.

The maximum aggregate short-term borrowing outstanding at any month-end was $3,100,000 in 1998 and $3,940,000 in 1997. The approximate average aggregate short-term borrowing outstanding during the year was $919,361 in 1998 and $980,160 in 1997. The weighted average interest rate of such borrowings computed annually was 6.06% during 1998 and 6.27% during 1997.

Note 9.  Long-term Debt

Long-term debt at December 31, consists of:


                                                           1998              1997
-------------------------------------------------------------------------------------
   7.29% Series A Senior Secured Notes,
payable in full on January 27, 2017,
interest payable semiannually                           $50,000,000       $50,000,000
   7.34% Series B Senior Secured Notes,
payable in full on January 27, 2017,
interest payable semiannually                            20,000,000        20,000,000
   6.32% note, payable in quarterly
installments of $200,000 from 1996 to 2000,
followed by quarterly installments of $500,000
in 2001 and 2002; interest payable monthly                5,600,000         6,400,000
   Notes payable - one non-interest bearing for
$150,000 due on July 30, 1998, three for
$150,000 each at 7% due in 1999 to 2001, and
one for $200,000 at 7% due in variable quarterly
installments until the full amount is repaid.               552,649           784,792
   Drawing on $12.0 million revolving credit
facility due in sixty equal monthly installments
of $75,000 commencing in December 1998,
interest payable monthly at 5.85%                         4,425,000
   Drawing on $2.5 million revolving credit
facility due in sixty equal monthly installments
of $41,667 commencing in November 1998,
interest payable monthly at 5.34%                         2,416,666
   Borrowing against cash surrender value of
life insurance policies, bearing interest at 5.0%                             104,781
-------------------------------------------------------------------------------------
         Total                                           82,994,315        77,289,573
         Less - Current portion                           2,452,649         1,109,781
-------------------------------------------------------------------------------------
         Total long-term debt                           $80,541,666       $76,179,792
=====================================================================================

The Series A and Series B Senior Notes are secured by a $70 million zero-coupon
U. S. Treasury bond pledged as collateral. The bond was purchased for $17.6 million in December 1996 and will accrue to $70 million shortly after the maturity of the Notes. This bond is included in long-term investments held-to-maturity.

Puerto Rican Cement Company, Inc.

In October 1998, RMC obtained a $2,500,000 revolving credit facility to finance the purchase of concrete mixer trucks. Drawings on this facility are guaranteed by the Company. Drawings on this facility will bear interest at a variable rate equal to 90-day LIBOR plus 0.75%, adjusted quarterly, or at a fixed rate equal to the prevailing rate for similar debt at the date of the drawing.

In November 1998, PCC obtained a $12,000,000 revolving credit facility to finance its operations. Drawings on this facility will be secured by the notes issued by PCC, and guaranteed by the Company. Drawings on this facility will bear interest at a variable rate equal to 90-day LIBOR plus 0.75%, adjusted quarterly, or at a fixed rate equal to 0.75% plus the LIBOR-ask rate for the loan period on the date of the drawing.

Aggregate maturities of long-term debt at December 31, 1998, are as follows:

Years                                           Amount
-------------------------------------------------------
1999                                        $ 2,452,649
2000                                          2,350,000
2001                                          3,550,000
2002                                          3,400,000
2003                                          1,241,666
2004 and thereafter                          70,000,000
-------------------------------------------------------
                                            $82,994,315
=======================================================

In September 1985, the Company restructured the terms of its outstanding debt with the Government Development Bank for Puerto Rico ("GDB"). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed with no interest or principal payments required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB, not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $42.0 million at December 31, 1998 (1997
- $40.2 million).

The Series A and Series B Senior Secured Notes and other loan agreements impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (See Note 8), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1998, the Company was in compliance with the provisions of the loan agreements.

Note 10.  Income Taxes

Consolidated tax returns are not permitted under the 1994 Puerto Rico Internal Revenue Code (the "Code"); therefore, losses, if any, of subsidiaries cannot be used to offset taxable income of other members of the consolidated group. However, the Code provides a 100% deduction for dividends from controlled Puerto Rico corporations.

The Code allows an accelerated flexible depreciation method for certain property purchased prior to 1996, by which a taxpayer may claim depreciation at any rate without reference to useful lives. The depreciation claimed is limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes have been accumulated primarily from using the flexible depreciation method for tax purposes only.

The benefits of the accelerated depreciation methods are limited by the alternative minimum tax ("AMT") provisions of the income tax law. The AMT is based on 22% of regular taxable income with certain adjustments for preference items, one of which relates to the accelerated depreciation methods. Any AMT paid may be used to reduce the regular tax liability of future years, to the extent that the regular tax exceeds the AMT.

Other provisions of the Code include the replacement of the flexible depreciation method for property acquired after December 31, 1995, with a new accelerated depreciation method and the repeal of the reserve method for bad debts with recapture of the existing reserve over a four-year period.

The provision for deferred income taxes for the years ended December 31, consists of the following:

                                              1998              1997              1996
-----------------------------------------------------------------------------------------
Income tax applicable to:
Accelerated depreciation
   taken during the year                 $   390,000                          $ 1,919,921
Reversal of accelerated
   depreciation from prior year           (2,475,752)       $(2,483,526)       (2,643,825)
AMT credit used                                               4,875,563         3,423,687
Tax credits purchased
   applicable to future years             (2,000,000)
Interest capitalized                         277,485
Difference between pension
   expense and amounts
   deductible for tax purposes               184,489             14,955            49,467
Post-retirement benefit obligation           (23,096)           (28,054)          (35,432)
Other temporary differences                  331,764            157,368          (236,348)
-----------------------------------------------------------------------------------------
                                         $(3,315,110)       $ 2,536,306       $ 2,477,470
=========================================================================================

Puerto Rican Cement Company, Inc.

The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:


                                                                        1998                   1997                 1996
--------------------------------------------------------------------------------------------------------------------------------
                                                                              % of                   % of                 % of
                                                                            pre-tax                pre-tax               pre-tax
                                                                Amount       income     Amount      income    Amount      income
--------------------------------------------------------------------------------------------------------------------------------
Computed tax provision                                       $ 5,517,098      39.0  $ 8,894,134      39.0  $ 8,411,532      39.0
 Increase (decrease) in taxes resulting from:
Exempt interest earned                                        (1,229,030)     (8.7)  (1,317,225)     (5.8)    (941,102)     (4.4)
Interest deducted for tax but not for financial statements      (698,223)     (4.9)    (698,223)     (3.1)    (698,223)     (3.2)
Discount on income tax credits                                  (712,000)     (5.0)    (200,000)     (0.9)
Valuation allowance on carryforward losses of subsidiary         280,000       2.0
Effect of capital gain preferential rate                        (196,071)     (1.4)
Other items                                                     (196,552)     (1.4)     123,575       0.6      107,432       0.5
--------------------------------------------------------------------------------------------------------------------------------
                                                             $ 2,765,222      19.6  $ 6,802,261      29.8  $ 6,879,639      31.9
================================================================================================================================


The deferred tax assets and liabilities at December 31, are as follows:


                                                                  1998                          1997
------------------------------------------------------------------------------------------------------------------
                                                        Deferred       Deferred        Deferred       Deferred
                                                       Tax Assets   Tax Liabilities   Tax Assets   Tax Liabilities
------------------------------------------------------------------------------------------------------------------
Current:
Prepaid pension cost                                                  $ 1,279,230                    $ 1,094,727
Tax credits applicable to future years                $ 2,000,000
Non-current:
Post-retirement benefit liability                       1,202,155                    $ 1,179,059
Property, plant and equipment                                          34,126,981                     35,777,522
Other                                                     256,831         411,307        180,201         346,668
------------------------------------------------------------------------------------------------------------------
Total deferred tax asset/liability                    $ 3,458,986     $35,817,518     $1,359,260     $37,218,917
------------------------------------------------------------------------------------------------------------------
Net deferred tax liability                                            $32,358,532                    $35,859,657
==================================================================================================================


One of the consolidated subsidiaries enjoys a tax exemption granted under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.

One of the Company's subsidiaries has net operating losses available to reduce future taxable income amounting to $279,000 and $440,000 which expire in 2004 and 2005, respectively. A valuation allowance of $280,000 was provided for the related deferred tax asset.

The subsidiaries' aggregate retained earnings amounted to $25,921,000 at December 31, 1998, (1997 - $23,440,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided on such earnings.

Note 11.  Employee Benefit Plans

The Company has non-contributory defined benefit pension plans covering substantially all of its non-union employees and those of its wholly-owned subsidiaries. The pension benefits are based on years of service and the employees' average compensation as defined in the respective plans. The Company also provides healthcare and life insurance to participants of its plan after retirement.

Puerto Rican Cement Company, Inc.

The following table sets forth the Company's pension and post-retirement benefit obligations and amounts recognized in the Company's consolidated balance sheet at December 31:


                                                                   Pension Benefits                      Other Benefits
-------------------------------------------------------------------------------------------------------------------------------
                                                              1998                1997               1998               1997
-------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at beginning of year               $ 28,820,939        $ 26,108,753        $ 2,837,886        $ 2,781,313
   Service cost                                               745,360             626,142             58,821             57,237
   Interest cost                                            1,998,007           1,903,451            190,161            190,010
   Actuarial gain                                           1,423,841           1,522,324             63,229             10,609
   Benefits paid                                           (1,511,505)         (1,339,731)          (225,392)          (201,283)
-------------------------------------------------------------------------------------------------------------------------------
   Benefit obligation at end of year                       31,476,642          28,820,939          2,924,705          2,837,886
-------------------------------------------------------------------------------------------------------------------------------

Change in plan assets
   Fair value of plan assets at beginning of year          36,062,458          29,914,799
   Actual return on plan assets                               408,522           7,397,390
   Employer contribution                                                           90,000
   Benefits paid                                           (1,511,505)         (1,339,731)
-------------------------------------------------------------------------------------------------------------------------------
   Fair value of plan assets at end of year                34,959,475          36,062,458
-------------------------------------------------------------------------------------------------------------------------------

Funded status - Fair value of plan assets
   greater (less) than benefit obligation                   3,482,833           7,241,519         (2,924,705)        (2,837,886)
Unrecognized net actuarial (gain) loss                     (1,142,035)         (5,435,339)           126,609             63,380
Unrecognized prior service cost                               783,362             933,443
Unrecognized portion of transition asset at
   January 1, 1987, being recognized over 15 years           (245,724)           (338,689)
-------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit cost                           $  2,878,436        $  2,400,934        ($2,798,096)       ($2,774,506)
===============================================================================================================================

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligation and the projected benefit obligation were as follows:


                                        Pension Benefits        Other Benefits
--------------------------------------------------------------------------------
                                        1998        1997        1998        1997
--------------------------------------------------------------------------------
Weighted-average assump-
tions as of December 31:

Discount rate                           6.75%       7.00%       6.75%       7.00%
Expected return on plan assets          9.00%       9.00%
Rate of compensation increase           5.25%       5.50%
================================================================================

In measuring the post-retirement healthcare and life insurance benefit obligation for 1998, the Company assumed a 10.5% annual rate of increase in the per capita cost of covered healthcare benefits.

The rate was assumed to decrease gradually to 5.25% through the year 2018 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage- point change in assumed healthcare cost trend rates would have the following effects:

                                        1% Increase          1% Decrease
------------------------------------------------------------------------
Effect on total of service and
   interest cost components                $ 15,329            $ (15,320)
========================================================================
Effect on post-retirement
   benefit obligation                      $133,285            $(132,422)
========================================================================


The components of net periodic benefit cost are as follows:


                                                   Pension Benefits                          Other Benefits
--------------------------------------------------------------------------------------------------------------------
                                          1998           1997           1996         1998         1997        1996
--------------------------------------------------------------------------------------------------------------------
Service cost                         $   745,360    $   626,142    $   534,141    $  58,821    $  57,237    $ 52,791
Interest cost                          1,998,007      1,903,451      1,772,254      190,161      190,010     189,058
Expected return on plan assets        (3,167,252)    (2,576,676)    (2,196,311)
Amortization of transition asset         (92,965)       (92,965)       (92,965)
Amortization of prior service cost       150,081        150,081        150,081                      (415)     (4,926)
Recognized actuarial gain               (110,733)        (4,877)       (20,908)
--------------------------------------------------------------------------------------------------------------------
Net periodic benefit (credit) cost   $  (477,502)   $     5,156    $   146,292    $ 248,982    $ 246,832    $236,923
====================================================================================================================

Puerto Rican Cement Company, Inc.

Note 12.  Segment Information

The Company operates in the cement and related products, and paper and packaging industries, and in realty operations mainly within the island of Puerto Rico. Operations in the cement and related products industry involve production and sale of cement, ready-mixed concrete, and lime. Operations in the paper and packaging industry involve production and sale of paper and polypropylene bags. Realty operations involve the development, sale and lease of real property.

The cement and ready-mixed concrete operations are the two reportable segments. The remaining operations have been combined in the "All Other" column in the table that follows.

The segment information for 1997 and 1996 has been restated to present the required information for the Company's two reportable segments: (1) Cement, and
(2) Ready-Mixed Concrete. The accounting policies of the segments are the same as those described in Note 1.

The Company's management evaluates the performance of its segments and allocates resources to them based on operating profit. Operating profit is total revenue less operating expenses. Interest income and expense, other income and expenses, and income tax expense are not deducted in computing operating profit.

The following table presents the required segment information (in thousands):

                                    Cement Operations               Ready-mixed Operations              All Other Segments
--------------------------------------------------------------------------------------------------------------------------------
                              1998        1997        1996        1998       1997       1996       1998        1997        1996
--------------------------------------------------------------------------------------------------------------------------------
Revenue from customers      $ 59,587    $ 64,789    $ 62,409    $77,369    $81,501    $75,606    $11,421     $10,484     $11,262

Intersegment revenues         28,709      30,003      27,505                                       3,946       4,267       3,667
--------------------------------------------------------------------------------------------------------------------------------
                              88,296      94,792      89,914     77,369     81,501     75,606     15,367      14,751      14,929

Depreciation, depletion
   and amortization            8,685       7,770       7,411      4,241      4,202      3,301        405         412         400

Other operating expenses      68,029      66,429      61,765     70,625     74,617     71,774     13,588      12,709      12,908
--------------------------------------------------------------------------------------------------------------------------------
Operating profit            $ 11,582    $ 20,593    $ 20,738    $ 2,503    $ 2,682    $   531    $ 1,374     $ 1,630     $ 1,621
================================================================================================================================
Other charges

Income tax provision

Net income

Capital expenditures        $ 10,295    $ 13,944    $  5,889    $ 5,640    $ 3,280    $ 5,159    $ 1,764     $10,805     $   615
================================================================================================================================
Identifiable assets:

Segment assets              $212,919    $209,861    $193,398    $49,371    $49,393    $49,923    $38,119     $16,739     $13,848
================================================================================================================================
Corporate assets

Total assets

                                  Intersegment Eliminations                       Total
----------------------------------------------------------------------------------------------------
                               1998          1997         1996         1998        1997        1996
----------------------------------------------------------------------------------------------------
Revenue from customers                                              $148,377    $156,774    $149,277

Intersegment revenues        $(32,655)    $(34,270)    $(31,172)
----------------------------------------------------------------------------------------------------
                                                                     148,377     156,774     149,277

Depreciation, depletion
   and amortization                                                   13,331      12,384      11,112

Other operating expenses      (32,660)     (34,248)     (31,099)     119,582     119,507     115,348
----------------------------------------------------------------------------------------------------
Operating profit             $      5     $    (22)    $    (73)      15,464      24,883      22,817
===============================================================
Other charges                                                          1,318       2,078       1,249

Income tax provision                                                   2,765       6,802       6,880
                                                                    --------------------------------
Net income                                                          $ 11,381    $ 16,003    $ 14,688
                                                                    ================================
Capital expenditures                                                $ 17,699    $ 28,029    $ 11,663
====================================================================================================
Identifiable assets:

Segment assets               $(62,861)    $(46,063)    $(31,637)    $237,548    $229,930    $225,532
===============================================================
Corporate assets                                                      61,222      61,121      55,671
                                                                    --------------------------------
Total assets                                                        $298,770    $291,051    $281,203
                                                                    ================================


Note 13.  Lease Commitments

The Company and its subsidiaries lease certain facilities and equipment under operating lease agreements. Rental expense under such agreements totaled $928,000 in 1998, $898,000 in 1997 and $781,000 in 1996.

At December 31, 1998, the approximate future minimum lease payments under noncancellable operating leases were as follows:

Years                                            Amount
--------------------------------------------------------
1999                                          $  552,651
2000                                             458,459
2001                                             397,877
2002                                             390,524
2003 and thereafter                              985,889
--------------------------------------------------------
                                              $2,755,400
========================================================

Note 14.  Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents
The carrying amount of these assets approximates fair value because of the short period of time to maturity of those instruments.

Investments
The fair values of investments are estimated based on their quoted market prices or those of similar investments.

Other Current Financial Instruments
The carrying amount of notes and accounts receivable, notes payable, accounts payable and other current liabilities approximate fair value.

Puerto Rican Cement Company, Inc.

Long-term Debt
The fair value of the Company's long-term debt is estimated using discounted cash flow techniques based on the current rates offered to the Company for debt of the same remaining maturities.

The carrying amount and estimated fair values of these financial instruments at December 31, are as follows (in thousands):

                                          1998                  1997
--------------------------------------------------------------------------------
                                  Carrying     Fair     Carrying     Fair
                                   Amount     Value      Amount      Value
--------------------------------------------------------------------------------
Cash and cash equivalents         $ 7,481    $ 7,481    $ 2,996    $ 2,996
Investments available-for-sale                            5,580      5,580
Short-term investments             20,667     20,651      6,967      6,933
Notes and accounts receivable      28,799     28,799     28,764     28,764
Long-term investments              31,987     37,664     46,368     49,371
Long-term notes receivable          3,973      3,973
Notes payable                         551        551        669        669

Accounts payable and
   other liabilities               19,524     19,524     17,546     17,546
Long-term debt                     82,994     88,228     77,290     78,059
================================================================================

Note 15.  Contingent Liabilities and Other Commitments

The Company is obligated to purchase, under a long-term supply contract, a minimum of 100,000 metric tons of coal annually through the year 2005. The purchase price is calculated using an agreed-upon formula based on market prices. Coal purchases exceeded the minimum amount required by the contract. Purchases under the contract amounted to $6,884,000 in 1998, $6,729,000 in 1997 and $6,337,000 in 1996.

The Puerto Rico tax authority has commenced an initiative to audit all companies with revenues in excess of $10 million. As part of that initiative, the Company's 1995 income tax return is currently under audit. The tax authorities are discussing with management the tax treatment of certain transactions, but have not issued a deficiency notice.

The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the advice of its legal counsel, that the outcome of these legal matters will not significantly affect the Company's financial position or results of operations.

Note 16.  Legal Proceedings

On October 22, 1998, Essroc San Juan, Inc. (formerly known as San Juan Cement Co., Inc.), as plaintiff, and the Company and RMC, as defendants, agreed to dismiss with prejudice a civil suit brought by San Juan Cement Co., Inc. seeking relief pursuant to the Federal Clayton Act. In a joint stipulation filed by all parties and approved by the United States District Court for Puerto Rico, all proceedings have been terminated in this legal action which related to the acquisition by the Company of two ready-mixed concrete companies, RMC and Concreto Mixto, Inc. ("CMI") in 1995. CMI was merged into RMC effective January 1, 1997.

On June 27, 1997, the Company filed a lawsuit against the Puerto Rico Department of Consumer Affairs (the "Department") in response to the Department's investigation of the Company's practices in the labeling of cement bags during 1995 through 1997. The Department had asserted that the bags should have been labeled with a disclosure that the cement could not be used in public works. Management believes that the Department's basis for this assertion was the fact that the cement was manufactured utilizing some imported clinker. The lawsuit was based on the Company's belief that the Department did not have legal jurisdiction with respect to this matter or, even if it did have jurisdiction, that the Company had not violated any Department rule. On August 18, 1997, it was determined that the Department had the authority to conduct the investigations. Administrative hearings were held on January 8, 14 and 29, and March 13, 1998 by an independent administrative judge appointed by the Department. On March 16, 1998, the administrative judge issued a decision in the case, holding that the Company did not violate any Department rule. On April 16, 1998, the Department appealed the decision of the administrative judge. On June 29, 1998, the Court of Appeals upheld the administrative judge's decision and ordered the dismissal of the case. On August 4, 1998, the Department appealed this decision to the Puerto Rico Supreme Court. On November 20, 1998, the Supreme Court dismissed this appeal.

On July 8, 1997, The Puerto Rico Planning Board (the "Planning Board") issued a temporary cease and desist order against the Company's planned housing project at Vega Alta, asserting that the Company did not have the permits needed to extract and process sand and gravel from the site. The Company had previously received permits to build a housing project there, including a "temporary aggregate permit" which the Company believes was properly obtained and is sufficient to conduct the planned operations. The Planning Board held public hearings on the dispute on August 25, and September 23 and 24, 1997. The Planning Board upheld their cease and desist order upon termination of those hearings.

On August 22, 1997, the Company filed an appeal before the Court of Appeals seeking to overturn the action of the Planning Board, but the Court ruled that the Planning Board's action was a temporary suspension not currently subject to court review. On September 25, 1997, the Company requested a cerciorari from the Puerto Rico Supreme Court regarding this matter. On June 30, 1998, the Supreme Court announced that the Court was evenly divided. As a result, the decision of the Court of Appeals that the Company's appeal of the Planning Board's actions was not currently subject to court review was affirmed. On July 17, 1998, the Company requested a motion for rehearing by the Supreme Court. On October 22, 1998, the Supreme Court denied this motion.

Puerto Rican Cement Company, Inc.

On February 25, 1998, the Planning Board issued a final cease and desist order against the project. As a separate action, on March 27, 1998, the Company appealed this decision to the Puerto Rico Court of Appeals. This appeal is pending before the Court.

The matters discussed above relate principally to permits for new ventures and do not involve potential loss contingencies. Legal expenses related to these matters, included in Selling, General and Administrative expenses in the Consolidated Statement of Income, totaled $3,890,000 and $1,271,000 in 1998 and 1997, repectively.

Note 17.  Stockholders' Equity

During 1998, the Company purchased 73,000 shares of its outstanding stock for $3,530,330, and during 1997, the Company purchased 75,000 shares of its outstanding stock for $2,645,250. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them. In April 1996, the Company reissued 22,352 shares of its common stock held in treasury to complete the acquisition of RMC.

Puerto Rican Cement Company, Inc.

                                                 Three months ended      Twelve months ended
                                                     December 31             December 31
                                                ---------------------------------------------
(000's Omitted, Except Per Share Amounts)         1998        1997        1998         1997
---------------------------------------------------------------------------------------------
Operating revenues                              $35,984     $36,977     $148,377     $156,774
Cost of sales                                    27,350      26,569      108,707      110,011
---------------------------------------------------------------------------------------------
Gross margin                                      8,634      10,408       39,670       46,763
Selling, general and administrative expenses      6,486       6,390       24,206       21,880
---------------------------------------------------------------------------------------------
Income from operations                            2,148       4,018       15,464       24,883
---------------------------------------------------------------------------------------------
Other charges(credits):
  Interest and financial charges                  1,359       1,524        5,216        5,766
  Interest income                                  (896)       (973)      (3,398)      (3,601)
  Other income                                     (274)       (159)        (500)         (87)
---------------------------------------------------------------------------------------------
                                                    189         392        1,318        2,078
---------------------------------------------------------------------------------------------
Income before income taxes                        1,959       3,626       14,146       22,805
Tax provision                                       (69)        884        2,765        6,802
---------------------------------------------------------------------------------------------
Net income                                      $ 2,028     $ 2,742     $ 11,381     $ 16,003
=============================================================================================
Earnings per share of common stock *            $  0.38     $  0.51     $   2.11     $   2.91
=============================================================================================

* Based on weighted average of outstanding shares of 5,392,491 in 1998 and 5,502,074 in 1997.



                                 Financial Results by Quarters

(000's Omitted Except Per Share Amounts)
------------------------------------------------------------------------------------------------------------------------------
Three Months Ended         Mar. 31   Jun. 30   Sept. 30  Dec. 31      1998    Mar. 31   Jun. 30  Sept. 30   Dec. 31     1997
------------------------------------------------------------------------------------------------------------------------------
Operating revenues         $36,484   $39,359   $36,550   $35,984    $148,377  $37,212   $43,429   $39,156   $36,977   $156,774
==============================================================================================================================
Gross profit                 8,807    12,134    10,095     8,634      39,670   10,649    13,775    11,931     10,40     46,763
==============================================================================================================================
Income before income tax     3,879     5,005     3,303     1,959      14,146    5,289     7,947     5,943     3,626     22,805
Tax provision                  565     1,385       884       (69)      2,765    1,346     2,801     1,771       884      6,802
------------------------------------------------------------------------------------------------------------------------------
Net income                 $ 3,314   $ 3,620   $ 2,419   $ 2,028    $ 11,381  $ 3,943   $ 5,146   $ 4,172   $ 2,742   $ 16,003
==============================================================================================================================
Per share                  $  0.61   $  0.67   $  0.45   $  0.38    $   2.11  $  0.71   $  0.93   $  0.76   $  0.51   $   2.91
==============================================================================================================================

(*) Based on weighted average of outstanding shares of 5,392,491 in 1998 and 5,502,074 in 1997.

Puerto Rican Cement Company, Inc.

December 31,                                     1998              1997              1996              1995              1994
--------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Summary
Cash and equivalents                        $  7,480,900      $  2,995,634      $ 14,808,709      $ 11,599,636      $    114,702
Investments available-for-sale                                   5,580,202         4,595,908         4,473,536
Short-term investments                        20,666,648         6,967,225         1,917,616           974,073
Accounts receivable-net                       28,799,150        28,763,683        27,410,312        24,526,385        14,358,827
Inventories                                   33,945,940        32,885,743        33,443,290        32,222,415        28,916,950
Prepaid expenses                               5,087,218         4,533,070         4,624,691         4,752,187         3,907,844
--------------------------------------------------------------------------------------------------------------------------------
   Current assets-total                       95,979,856        81,725,557        86,800,526        78,548,232        47,298,323
Property, plant and equipment-net            162,278,187       158,610,632       143,088,242       142,567,213       112,299,027
Other assets                                   8,524,016         4,347,346         4,334,404         2,670,882           241,897
Long-term investments                         31,987,498        46,367,581        46,980,338        31,228,541        42,030,507
--------------------------------------------------------------------------------------------------------------------------------
                                            $298,769,557      $291,051,116      $281,203,510      $255,014,868      $201,869,754
================================================================================================================================

Notes payable (include current
   portion of long-term debt and
   short-term borrowing)                    $  3,003,422      $  1,778,505      $ 15,401,050      $ 11,749,853      $  8,598,571
Accounts payable and
   accrued liabilities                        19,525,110        17,145,619        15,080,253        16,227,533         8,273,468
--------------------------------------------------------------------------------------------------------------------------------
   Current liabilities - total                22,528,532        18,924,124        30,481,303        27,977,386        16,872,039
Long-term debt (exclusive
   of current portion)                        80,541,666        76,179,792        67,023,200        57,549,475        31,696,403
Deferred income taxes                         32,358,532        35,859,657        33,323,351        30,808,654        27,722,814
Other Long-Term Liabilities                    3,082,449         3,023,228         2,954,610         2,873,430         2,607,162
Capital stock(1)(2)                            4,088,037         7,618,367        10,263,617         9,514,825         8,830,839
Accumulated other comprehensive income                             567,745           110,361            74,313
Retained earnings                            156,170,341       148,878,203       137,047,068       126,216,785       114,140,497
--------------------------------------------------------------------------------------------------------------------------------
                                            $298,769,557      $291,051,116      $281,203,510      $255,014,868      $201,869,754
================================================================================================================================

Statistical data
Book value per share                        $      29.79      $      28.81      $      26.67      $      24.67      $      22.38
Shares outstanding at year-end                 5,379,074         5,452,074         5,527,074         5,504,722         5,494,200
Number of stockholders                               568               597               622               655               684
Average number of employees                        1,008             1,015               969               939               552
Capital expenditures (3)                    $ 17,699,254      $ 28,028,571      $ 11,662,959      $ 10,249,840      $ 11,256,763
================================================================================================================================

(1) Includes the purchase of 73,000 shares in 1998, 75,000 in 1997, 75,000 in 1995, and 313,500 in 1994 of the Company's outstanding stock, for $3,530,330, $2,645,250, $2,181,000 and $9,953,000, respectively.
(2) Also includes the issuance of 107,874 shares of the Company's common stock held in treasury for the acquisition of RMC.
(3) Includes expenditures in clinker production capacity increase in 1998, kiln capacity increase project in 1997, and mill conversion in 1995 and 1994.

Puerto Rican Cement Company, Inc.

Directors                                                               Officers
ANTONIO LUIS FERRE                                                      MIGUEL A. NAZARIO
Chairman of the Board of the Company and President of                   President and Chief Executive Officer
El Dia, Inc. (Newspaper Publishing Group)
                                                                        ANTONIO LUIS FERRE RANGEL
ALBERTO M. PARACCHINI                                                   Senior Corporate Vice President
Vice Chairman of the Board of the Company and Director
of Banco Popular de Puerto Rico (Commercial Bank)                       RENE DI CRISTINA
                                                                        President Ready Mix Concrete, Inc.
HECTOR DEL VALLE
Vice Chairman of the Board of the Company                               JOSE O. TORRES
                                                                        Assistant Secretary, Vice President of Finance
MIGUEL A. NAZARIO                                                       and Chief Financial Officer
President and Chief Executive Officer of the Company
                                                                        JUAN R. TARAZA
ANTONIO LUIS FERRE RANGEL                                               Vice President - Sales and Marketing
Senior Corporate Vice President of the Company
                                                                        EUFEMIO TOUCET
WALDEMAR DEL VALLE ARMSTRONG                                            Vice President and General Manager
Attorney-at Law, Partner of Parra, Del Valle, Frau & Limeres            St. Regis Paper and Bag Division

JOSE J. SUAREZ                                                          PEDRO M. MENA
Consultant to the Company                                               Treasurer

ANGEL O. TORRES                                                         FERNANDO L. VARGAS
President of Bacardi Corporation                                        Controller

OSCAR A. BLASINI                                                        ETIENNE TOTTI DEL VALLE
President of G.B. Investments, Inc.                                     Secretary
(Real Estate Development and Investments)

ROSARIO J. FERRE
Second Vice President of Luis A. Ferre Foundation, Inc.

EMILIO J. VENEGAS
President of Sanson Corporation (Rock and Concrete Products) and Secretary of Venegas Construction Corporation (General Contractors)

FEDERICO F. SANCHEZ
President of Federico F. Sanchez and Company and Interlink
Group, Inc. (Real Estate Consultants, Brokers and Developers)

JORGE L. FUENTES
Chairman of the Board and Chief Executive Officer of Gabriel
Fuentes, Jr. Construction Company, Inc. and Chairman of the Board and Chief Executive Officer of Fuentes Concrete Pile, Inc. (Concrete
Pile Foundations)

JUAN A. ALBORS
President and General Partner of Albors Development Corp.
(Real Estate Developers and Investors)

LUIS ALBERTO FERRE RANGEL
Co Director, El Dia, Inc, (Newspaper Publishing Group)

CARLOS DEL RIO
Senior Vice President and Chief Operating Officer - MOVA
Pharmaceutical Corporation (Pharmaceutical Products
Manufacturer)

                             STOCKHOLDER INFORMATION



STATUTORY OFFICES

Ponce, Puerto Rico


EXECUTIVE OFFICES

Guaynabo, Puerto Rico


SUBSIDIARIES(*)

Florida Lime Corporation
Ready Mix Concrete, Inc.
Poly Bags & Packaging, Inc.
Desarrollos Multiples Insulares, Inc.
Limestone Materials, Inc.
Ponce Capital Corporation
(*) All Subsidiaries are 100% owned


REGISTRAR AND TRANSFER AGENT

ChaseMellon Shareholder Services
New York, New York


INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
San Juan, Puerto Rico


PUBLIC RELATIONS

Gavin Anderson & Company
New York, New York


LEGAL COUNSEL

Totti & Rodriguez Diaz
San Juan, Puerto Rico


FORM 10-K

A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K will be mailed upon request made to Mr. Jose O. Torres, Vice President of Finance and Chief Financial Officer, Puerto Rican Cement Company, Inc., PO Box 364487, San Juan, Puerto Rico 00936-4487.


PUERTO RICAN CEMENT COMPANY, INC.
ANNUAL MEETING

The Annual Meeting of Stockholders of Puerto Rican Cement Company, Inc. will be held at the office of the Company in Amelia Industrial Park, Guaynabo, Puerto Rico, on Wednesday, May 5, 1999 at 10:00 a.m.

                                     [LOGO]
                               INTERNET ADDRESS:
                             http//www.prcement.com