Form 10-K, Exhibit 13
period 1999-12-31
PUERTO RICAN CEMENT CO INC
filed 2000-03-30
CIK 81076

                                                                      EXHIBIT 13

Puerto Rican Cement Company, Inc.                                  Annual Report


                                                           Financial Information


                                    CONTENTS

14       Management's Discussion and Analysis
17       Selected Financial Data
17       Common Share Prices and Dividends Per Share
18       Report of Independent Accountants
19       Consolidated Statement of Income
20       Consolidated Balance Sheet
21       Consolidated Statement of Comprehensive Income
21       Consolidated Statement of Changes in Stockholders' Equity
22       Consolidated Statement of Cash Flows
23       Notes to Consolidated Financial Statements
32       Consolidated Fourth Quarter Results
32       Financial Results by Quarters
33       Five-Year Statistical Comparison
34       Directors and Officers

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
________________________________________________________________________________

                    [PUERTO RICAN CEMENT COMPANY, INC. LOGO]


This section represents Management's discussion and analysis of the Company's consolidated financial condition and results of operations. It should be read in conjunction with the accompanying financial statements.


RESULTS OF OPERATIONS

1999 COMPARED WITH 1998
Consolidated sales of $173.3 million for 1999 were $24.9 million higher than sales of $148.4 million in 1998. Sales in 1999 were 17% higher than in previous year due to increases in cement and ready mix sales. Vigorous construction activity throughout the year resulted in a 21% increase in gross cement sales and a 22% increase in sales of ready mix concrete. This increase was offset by a sales decline in both the lime and paper and bags operations.

Consolidated gross margin improved from $39.7 million in 1998 to $46.6 million in 1999. This was a result of higher net sales, although it remained at approximately 27% as a percentage of sales for both years. This increase is partly due to a lower level of consolidated gross margin in 1998 caused by interruption in clinker production schedules associated with the passage of Hurricane Georges and scheduled plant shut down to complete and upgrade project. Consolidated gross margin was affected by an increase in the cost of aggregates used in the manufacturing of ready mix concrete which went up as alternate sources of this material had to be found due to the increased demand for this product. In addition, higher unit production costs in the paper and bags operations caused by lower utilization of the plant production capacity, as sales in that segment decreased, also affected gross margins.

Selling, general and administrative expenses in 1999 increased $3.3 million from 1998 to $27.5 million, although they declined from 16.3% of net sales in 1998 to 15.9% in 1999. Most of this increase was associated with higher sales volumes, but it also included approximately a $450,000 increase in legal expense related to the now concluded case against local government agencies.

Interest expenses for 1999 increased $944,000 or 18% when compared to the prior year. Approximately $244,000 of this increase was related to financial charges on loans attributable to the operations of PCC, which began operations in September of 1998. Also, as disclosed in the 1998 financial statements, the Company was audited by the Puerto Rico tax authority. This audit, which concluded in 1999, resulted in a settlement where the Company paid over $300,000 in interest. Interest income for 1999 increased $258,000, principally reflecting the revenues from the Company's new financing operations, PCC.

During 1998, the Company reported a gain on sale of investments of approximately $1.2 million. Also, included in income before taxes for that year was a $240,000 gain on the expropriation of a piece of land owned by one of the Company's subsidiaries. Excluding the effect of these two non-recurring gains in the 1998 results, income before taxes for 1999 increased by over $3.8 million, or 27%, over the adjusted 1998 figure.

Legal expenses, mostly related to the now concluded case against the local government, totaled $4.8 million in 1999 and $4.3 million in 1998. As indicated previously, the case was resolved on terms favorable to the Company and, the related work to commence the aggregates business is well in progress. The Company expects legal expenses to decrease significantly during the next year.

The effective tax rate for 1999 increased to 26% compared to 19.6% in 1998. The increase resulted from a higher proportion of capital gains in 1998, which are taxed at lower rates than ordinary income, and a proportionately higher tax-free income during 1998.


CEMENT SEGMENT
Cement operations. Reflecting a year of strong construction activity, the Company finished 1999 with an increase of 21% in cement sales deliveries, with volumes for the year rising from 1,037,000 tons in 1998 to 1,255,000 tons in 1999. This increase was also partly a result of a decrease in sales deliveries in 1998 caused by the passage of Hurricane Georges, as discussed above. Cement selling prices for 1999 were almost at the same level as in the prior year. Gross margin in 1999 was 33.5% compared with 33.1% in 1998, remaining essentially the same. This happened despite increases of 88,000 tons, or 9.9%, in clinker production and 225,000 tons, or 21.8%, in cement production and was due principally to higher power and maintenance costs. Due to the high volume of sales during 1999, the Company had to buy clinker from external sources at a slightly higher cost than purchases made in 1998, affecting also average cost of sales for 1999.

At the beginning of 2000, the Department of Consumer Affairs of Puerto Rico abolished its regulations relating to quality standards for cement. This abolition may have the effect of increasing competition in the cement market in Puerto Rico, since competitors of the Company that have a cement product not satisfying the quality standards of the Department may now attempt to enter the Puerto Rico market. Notwithstanding, all cement sold on the Island has to comply with the U.S. Uniform Building Code, which will be enforced through requirements established by the Regulations and Permits Administration. Management believes that these requirements, in addition to market conditions for cement on the Island, may be a deterrent for the imports of low quality cement.

The House of Representative and the Senate of Puerto Rico are currently considering reversing this abolition, but is unclear what the outcome of the consideration will be. The Company is not certain what effect the abolition will have, but, it may materially affect competition on the cement market.

READY MIX CONCRETE SEGMENT
Ready mix concrete operations. Ready mix concrete sales for the year were up 22%. Revenues increased $17.1 million from $77.4 million in 1998 to $94.5 million in 1999. The rise in sales resulted from increases in sales volumes and average selling prices. Operating margins in 1999 were hurt, however, by an increase of 2.6% in the average cost per unit produced. This was the result of higher aggregate costs and labor expenses. Cost of aggregate increased, as this material became scarce with the expanded level of construction experienced in 1999. The level of construction drove higher labor costs, as well as required extended delivery schedules, thus

________________________________________________________________________________
                                       14

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
_______________________________________________________________________________

                    [PUERTO RICAN CEMENT COMPANY, INC. LOGO]


affecting delivery expenses. Finally, the last quarter of the year was affected by an unusual and extended rainy season which also impacted labor costs.


ALL OTHERS SEGMENT
Lime operations. Operating income for the lime operation decreased 31% to $258,000 in 1999 compared with $373,000 in 1998. This change can be attributed to a reduction of 48% in export sales, partially offset by a smaller increase in sales to local market.


Multi-wall paper bags operations. In 1999, there was a marked decrease in sales volume on the small (pockets) bags division due to lower sales to a large customer. This decline affected the average cost per unit, as less production was required to meet actual sales. As a result, gross margin for the year decline from 21% in 1998 to 18% for the year 1999.


Financing operations. On March 19, 1998, the Company incorporated a new subsidiary, PCC, under the laws of the Commonwealth of Puerto Rico. PCC was established for the purpose of providing equipment financing, primarily to existing or prospective customers in construction and related industries. As mentioned earlier, PCC began operations during September 1998 after obtaining its license from the Commonwealth's Commissioner of Financial Institutions. In 1999, its first full year of operations, the PCC contributed $136,000 to income before taxes.


1999 COMPARED WITH 1997
During 1998, consolidated sales decreased by $8.4 million, or 5%, to $148.4 million from $156.8 million during 1997. This was principally a result of decreases of 8.0% in cement dollar sales, and 5.1% in ready mix concrete sales, slightly offset by an increase in lime sales.


Consolidated gross margin, reported at 26.7% for 1998, had decreased from a gross margin of 29.8% for 1997. The principal reason for this decrease was the interruptions in the clinker production schedules associated with the passage of Hurricane Georges and scheduled plant shutdowns to complete the upgrade project during 1998. These interruptions resulted in higher production costs.


Consolidated selling, general and administrative expenses increased by $2.3 million, or 10.6%, to $24.2 million in 1998 from $21.9 million in 1997. This increase was principally attributable to higher professional fees for legal services associated mainly with then ongoing legal proceedings against local Government agencies in the federal and local courts. As explained above, these expenses continued to impact general and administrative expenses during 1999.


Interest and financial charges decreased $550,000, or 9.5%, to $5.2 million in 1998 compared with $5.8 million for 1997. This decrease was due to the capitalization of $712,000 in interest expense associated with the upgrade of the cement production facilities. Interest income decreased by $200,000, or 5.6%, to $3.4 million in 1998 compared with $3.6 million in 1997. This decrease resulted from a reduction in the Company's investment portfolio due to the sale and redemption of investments during 1998 to supplement cash flow.


The provision for income taxes as a proportion of income decreased to 19.6% for 1998 from 29.8% for 1997. This decrease resulted from the acquisition at a discount of tax credits derived from investments in governmental incentive programs, the taxation of gains on the sale of investments at capital gain rates instead of higher corporate tax rates, and a proportionately higher tax-free income during 1998.


CEMENT SEGMENT
Cement operations. During 1998, cement dollar sales decreased by 6.9%. This was principally due to a decrease in sales volume of 60,000 tons, or 5.5%, to 1,037,000 tons in 1998 from 1,097,000 tons in 1997. This decrease was attributable mainly to unfavorable weather during 1998, particularly the passage of Hurricane Georges during September. The cement production costs were adversely affected by several interruptions in the clinker production schedules during 1998. Hurricane Georges disrupted clinker production schedules during 1998 due to frequents power outages. In addition, the Company shut down its clinker production for 33 days during the months of January and February to perform work on its kiln as part of a plant upgrade project. The Company purchased higher-cost clinker to continue the production of cement during the shutdown.


READY MIX CONCRETE SEGMENT
Ready mix concrete operations. Sales by Ready Mix Concrete, decreased by $4.1 million, or 5.1%, to $77.4 million in 1998 from $81.5 million in 1997. This was the result of a 5.9% decrease in sales volume attributable mainly to unfavorable weather conditions during 1998 as mentioned above, and to labor shortages in the construction industry during the fourth quarter of 1998.


ALL OTHERS SEGMENT
Lime operations. Total lime sales increased during 1998 by 5,000 tons, or 15.1%, as a result of an increase in export sales, slightly offset by a decrease in local sales. This increase contributed to better capacity utilization of the hydrated lime plant, thereby resulting in lower production cost per ton.


Multi-wall paper bags operations. During 1998, sales of multi-wall paper bags remained at levels similar to those in 1997. There was a reduction in the pasted bag division sales, entirely offset by increases in the sewn bag and pocket bag division sales. Reductions in pasted bag sales are associated with lower packed cement sales.


LIQUIDITY AND CAPITAL RESOURCES
At December 31, 1999, the Company had $1.6 million in cash and cash equivalents compared with $7.5 million at December 31, 1998. Working capital decreased from $68.9 million in 1998 to $57.1 million in 1999. The current ratio at December 31, 1999 decreased to 3.08 to 1 from 4.06 to 1 at December 31, 1998. These decreases were principally due to a reduction of $15.9 million in cash and cash equivalents and short-term investments combined with an increase in current liabilities, principally caused by higher income taxes payable.


The Company's operating activities generated $17.3 million in cash during 1999 compared to $17.2 million in 1998. This cash, in addition to net proceeds of $9.2 million from the redemption of investments held-

_______________________________________________________________________________

               Management's Discussion and Analysis of Financial
                Condition and Results of Operations (continued)
_______________________________________________________________________________

                    ]Puerto Rican Cement Company, Inc. LOGO]

to-maturity, and $5.2 million in proceeds from new loans, was used to finance capital expenditures of $20.7 million, pay $4.0 million in dividends and repurchase capital stocks of the Company for $6.4 million. In Management's opinion, future cash flows provided by operating activities, actual cash and cash equivalent balances and short-term borrowing facilities available to the Company, will be sufficient to satisfy its cash requirements in the future.

Notes and accounts receivable increased by $6.2 million to $34.9 million at December 31, 1999 due to higher sales and an increase of $1.5 million in notes receivable related to new loans issued by the Company's new financing subsidiary. Inventories increased $2.4 million to $36.3 million at December 31, 1999 due to comparable higher stocks of clinker, cement, coal and spare parts inventory.

Capital expenditures for 1999 totaled $20.7 million of which $7.3 million was invested in the cement segment, $12.4 million in the ready mix concrete segment and $1.0 million in other segments. Cement segment additions consisted principally of improvements to equipment and machinery related to the production capacity of the plant. Expenditures in the ready mix concrete segment included $7.6 million for the acquisition of new trucks, mixers and related vehicles, plants modernization of $2.1 million and acquisition of land for $1.9 million.

Long-term notes receivable increased $2.3 million to $6.2 million at December 31, 1999 due to new loans granted by the Company's financing subsidiary.

Total current liabilities grew $4.9 million to $27.4 million at December 31, 1999 from $22.5 million at December 31, 1998. The increase was principally due to a $2.6 million increase in income taxes payable caused by the reversing for tax purposes of temporary differences recorded in previous years as deferred income taxes.

During 1999, the Company obtained new loans totaling $5.2 million and paid $3.1 million in principal on its outstanding debt. The new loans were principally used to finance the operations of the Company's financing subsidiary, PCC.

Significant events
------------------

Year 2000 Status
----------------

The Year 2000 problem is the result of certain computers being unable to distinguish between the years 1900 and 2000. If not addressed, these systems may not have properly interpreted dates beyond the year 1999 which, could have led to business disruptions. Accordingly, the Company identified and performed all needed material modifications and testing of significant systems, including migrating its computerized applications to a new processing architecture commonly known as an Enterprises Resources Planning System. Although the Company does not depend heavily on third parties, it communicated with customers, suppliers, bank and others with whom it does significant business to determine their Year 2000 readiness and the extent to which the Company was vulnerable to any other organization's Year 2000 issues.

The Company considers the transition into the Year 2000 successful from the perspective of its systems. In addition to the changeover to January 1, 2000, it has been shows that certain other dates may also present similar problems for some systems. The Company continues to monitor the situation. To date, the Company has not experienced any material Year 2000 issues with respect to its systems, customers or suppliers.

End of legal case against local government
------------------------------------------

In May 1999, the Company and various local Government agencies, agreed to dismiss with prejudice a civil rights suit filed in December 1997 by the Company under the Federal civil rights law. In a joint stipulation filed by all parties and approved by the United States District Court for Puerto Rico all proceedings were terminated. With the conclusion of this case, the Company could proceed with the development of its projects in Vega Alto and Guanica, plus the operation of an aggregates processing plant in Carolina, Puerto Rico (see notes 16 to the Consolidated Financial Statements for further information).

Forward-Looking Statements
--------------------------

Certain statements contained in this document, including in this Management's Discussion and Analysis of Financial Condition and Results of Operations, that are not historical facts, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause at the actual results or performance of the company and its businesses to be materially different from that expressed or implied by such forward-looking statements. Such factors include, among others, the following general economic and business conditions; political and social conditions; government regulations and compliance therewith; demographic changes; sales mix; pricing levels; changes in sales to, or the identity of, significant customers; changes in technology, including the technology of cement production; capacity constraints; availability of raw materials and adequate labor; availability of liquidity sufficient to meet the Company's needs; the ability to adapt to changes resulting from acquisitions; and various other factors referred to in this Management's and Discussion Analysis. The Company could be particularly affected by weather in Puerto Rico, changes in the Puerto Rico economy, and changes in the Government of Puerto Rico or the manner in which it regulates the Company.

The Company assumes no obligation to update forward-looking statements to reflect actual results or changes in or additions to the factors affecting such forward-looking statements.

Realty/Limestone Extraction
---------------------------

The Company is preparing to begin its operations at Vega Alta and Guanica. The Vega Alta project consists of the development of a 300-unit, low-cost housing project on 80 acres of real estate owned by the Company. The Guanica project consists of the extraction of limestone from a leased facility.

Stock Repurchase
----------------

The Company repurchased 192,800 shares of its common stock for $6.4 million during June 1999 on the open market.

_______________________________________________________________________________

PUERTO RICAN CEMENT
COMPANY, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





February 18, 2000

PUERTO RICAN CEMENT COMPANY, INC.
CONSOLIDATED STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                               1999                    1998                      1997

Net sales                                                  $ 173,195,360           $ 148,275,297            $ 156,675,080
Revenue from realty operations, net                              104,456                 101,908                   99,012
                                                           -------------           -------------            -------------

                                                             173,299,816             148,377,205              156,774,092
                                                           -------------           -------------            -------------

Cost and expenses, including depreciation,
  depletion and amortization of $14,049,348
  (1998 - $13,331,479 ; 1997 - $12,383,769):
Cost of sales                                                126,738,540             108,706,775              110,010,997
Selling, general and administrative expenses                  22,741,247              20,216,093               20,441,365
Legal expenses                                                 4,766,761               3,989,820                1,438,234
                                                           -------------           -------------            -------------

                                                             154,246,548             132,912,688              131,890,596
                                                           -------------           -------------            -------------

Income from operations                                        19,053,268              15,464,517               24,883,496
                                                           -------------           -------------            -------------

Other expense (income):
  Interest and financial charges, net of
    interest charged to construction                           6,160,542               5,216,096                5,765,894
  Interest income                                             (3,655,997)             (3,398,485)              (3,601,063)
  Gain on sale of investments                                         --              (1,174,705)                 (50,451)
  Other                                                          280,788                 675,205                  (36,356)
                                                           -------------           -------------            -------------

                                                               2,785,333               1,318,111                2,078,024
                                                           -------------           -------------            -------------

Income before income taxes                                    16,267,935              14,146,406               22,805,472
                                                           -------------           -------------            -------------

Provision for income taxes:
  Current                                                      5,795,819               6,080,332                4,265,955
  Deferred                                                    (1,570,708)             (3,315,110)               2,536,306
                                                           -------------           -------------            -------------

                                                               4,225,111               2,765,222                6,802,261
                                                           -------------           -------------            -------------

        Net income                                         $  12,042,824           $  11,381,184            $  16,003,211
                                                           =============           =============            =============

Earnings per share:
  Basic and diluted net income per share                   $        2.29           $        2.11            $        2.91
                                                           =============           =============            =============


   The accompanying notes are an integral part of these financial statements.

PUERTO RICAN CEMENT COMPANY, INC.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 1999 AND 1998


                                                                                  1999                       1998
                                         ASSETS
Cash and cash equivalents                                                    $  1,630,750               $  7,480,900
Short-term investments                                                          6,001,346                 16,066,648
Notes and accounts receivable, net                                             34,968,168                 28,799,150
Inventories                                                                    36,301,359                 33,945,940
Prepaid expenses                                                                5,579,699                  5,087,218
                                                                             ------------               ------------

            Total current assets                                               84,481,322                 91,379,856

Property, plant and equipment, net                                            168,650,305                162,278,187
Long-term investments                                                          39,711,592                 36,587,498
Long-term notes receivable                                                      6,225,351                  3,973,232
Other assets                                                                    5,520,256                  4,550,784
                                                                             ------------               ------------

           Total assets                                                      $304,588,826               $298,769,557
                                                                             ============               ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable                                                              $    654,157               $    550,773
  Current portion of long-term debt                                             3,805,714                  2,452,649
  Accounts payable                                                              8,679,411                  8,820,074
  Accrued liabilities                                                           9,233,146                  8,224,974
  Dividends payable                                                               985,392                  1,022,024
  Income taxes payable                                                          4,075,291                  1,458,038
                                                                             ------------               ------------

               Total current liabilities                                       27,433,111                 22,528,532
                                                                             ------------               ------------

Long-term liabilities:
  Long-term debt, less current portion                                         81,365,209                 80,541,666
  Deferred income taxes                                                        30,787,824                 32,358,532
  Other long-term liabilities                                                   3,104,981                  3,082,449
                                                                             ------------               ------------

               Total long-term liabilities                                    115,258,014                115,982,647
                                                                             ------------               ------------

               Total liabilities                                              142,691,125                138,511,179
                                                                             ------------               ------------

Stockholders' equity:
  Preferred stock, authorized 2,000,000 shares of $5.00
    par value each; none issued
  Common stock, authorized 20,000,000 shares of $1.00
    par value each; 6,000,000 shares issued                                     6,000,000                  6,000,000
    Additional paid-in capital                                                 14,702,914                 14,702,914
    Retained earnings                                                         164,221,041                156,170,341
                                                                             ------------               ------------

                                                                              184,923,955                176,873,255
    Less - 813,726 (1998 - 620,926) shares of common stock
       in treasury, at cost                                                    23,026,254                 16,614,877
                                                                             ------------               ------------

               Total stockholders' equity                                     161,897,701                160,258,378
                                                                             ------------               ------------

Commitments and contingent liabilities
                                                                             ------------               ------------
               Total liabilities and stockholders' equity                    $304,588,826               $298,769,557
                                                                             ============               ============


   The accompanying notes are an integral part of these financial statements.

PUERTO RICAN CEMENT COMPANY, INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                 1999                     1998                       1997

Net income                                                 $  12,042,824              $  11,381,184              $  16,003,211
                                                           -------------              -------------              -------------

Other comprehensive income, before tax:
  Unrealized gain on available-for-sale securities:
    Unrealized gain arising during the period                         --                    420,945                    660,296
    Reclassification of realized gain included in net                 --                 (1,174,705)                   (50,451)
    income                                                 -------------              -------------              -------------

                                                                      --                   (753,760)                   609,845

  Income taxes related to items of other
    comprehensive income                                              --                    186,015                   (152,461)
                                                           -------------              -------------              -------------

                                                                      --                   (567,745)                   457,384
                                                           -------------              -------------              -------------

Comprehensive income                                       $  12,042,824              $  10,813,439              $  16,460,595
                                                           =============              =============              =============


  The accompanying notes are an integral part of these financial statements.

PUERTO RICAN CEMENT COMPANY, INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                                               1999                      1998                       1997

Common stock:
  Balance at beginning and end of year                     $   6,000,000             $   6,000,000             $   6,000,000
                                                           -------------             -------------             -------------

Additional paid-in capital:
  Balance at beginning and end of year                        14,702,914                14,702,914                14,702,914
                                                           -------------             -------------             -------------

Accumulated other comprehensive income:
  Balance at January 1                                                --                   567,745                   110,361
  Other comprehensive income                                          --                  (567,745)                  457,384
                                                           -------------             -------------             -------------

  Balance at December 31                                              --                        --                   567,745
                                                           -------------             -------------             -------------

Retained earnings:
  Balance at January 1                                       156,170,341               148,878,203               137,047,068
  Net income                                                  12,042,824                11,381,184                16,003,211
  Dividends declared                                          (3,992,124)               (4,089,046)               (4,172,076)
                                                           -------------             -------------             -------------

  Balance at December 31                                     164,221,041               156,170,341               148,878,203
                                                           -------------             -------------             -------------

Treasury stock:
  Balance at January 1                                       (16,614,877)              (13,084,547)              (10,439,297)
  Treasury shares acquired                                    (6,411,377)               (3,530,330)               (2,645,250)
                                                           -------------             -------------             -------------

  Balance at December 31                                     (23,026,254)              (16,614,877)              (13,084,547)
                                                           -------------             -------------             -------------

Total stockholders' equity                                 $ 161,897,701             $ 160,258,378             $ 157,064,315
                                                           =============             =============             =============


   The accompanying notes are an integral part of these financial statements.

PUERTO RICAN CEMENT COMPANY, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                              1999               1998              1997

Cash flows from operating activities:
  Net income                                                              $ 12,042,824      $ 11,381,184       $ 16,003,211
                                                                          ------------      ------------       ------------
  Adjustments to reconcile net income to net
    cash provided by operating activities:
      Depreciation and depletion                                            13,994,135        13,276,268         12,328,558
      Amortization of goodwill                                                  55,211            55,211             55,211
      Provision for doubtful accounts                                          420,230           145,424            233,135
      Accretion of discounts on investments                                 (2,306,657)       (2,627,384)        (2,859,626)
      Provision for deferred income taxes                                   (1,570,708)       (3,315,110)         2,536,306
      Loss (gain) on sale of property, plant and equipment                     106,855          (225,804)           (30,976)
      Gain on sale of investments                                                             (1,174,705)           (50,451)
      Changes in assets and liabilities:
        Increase in accounts receivable                                     (5,037,764)         (844,922)        (1,586,506)
        (Increase) decrease in inventories                                  (2,355,419)       (1,060,197)           557,547
        (Increase) decrease in prepaid expenses                               (492,481)         (554,148)            91,621
        Increase in other assets                                            (1,024,683)         (258,649)           (68,154)
        (Decrease) increase in accounts payable                               (140,663)        1,976,818           (955,339)
        Increase in accrued liabilities                                      1,008,172         1,149,814          1,774,976
        Increase (decrease) in income taxes payable                          2,617,253          (733,271)         1,259,981
        Increase in long-term liabilities                                       22,532            59,221             68,618
                                                                          ------------      ------------       ------------

        Total adjustments                                                    5,296,013         5,868,566         13,354,901
                                                                          ------------      ------------       ------------

        Net cash provided by operating activities                           17,338,837        17,249,750         29,358,112
                                                                          ------------      ------------       ------------

Cash flows from investing activities:
  Issuance of notes receivable                                              (5,150,492)       (3,849,309)
  Collections on notes receivable                                            1,346,889           540,108
  Capital expenditures                                                     (20,703,609)      (17,699,254)       (28,028,571)
  Proceeds from sale of property, plant and equipment                          230,501           981,236            208,600
  Proceeds from sale of investments available-for-sale                                        13,248,180          1,102,609
  Proceeds from sale of short-term investments                                                 1,711,408
  Purchase of investments available-for-sale                                                                     (1,130,294)
  Redemptions and maturities of investments                                 19,108,000        10,710,000          1,974,000
  Purchase of investments held-to-maturity                                  (9,860,135)      (16,360,398)        (4,000,000)
                                                                          ------------      ------------       ------------

        Net cash used in investing activities                              (15,028,846)      (10,718,029)       (29,873,656)
                                                                          ------------      ------------       ------------

Cash flows from financing activities:
  Purchase of treasury stock                                                (6,411,377)       (3,530,330)        (2,645,250)
  Increase (decrease) in notes payable                                         103,384          (117,951)           668,724
  Proceeds from loans                                                        5,249,000         7,000,000         70,800,000
  Payment of principal on long-term debt                                    (3,072,392)       (1,295,258)       (75,934,679)
  Dividends paid                                                            (4,028,756)       (4,102,916)        (4,186,326)
                                                                          ------------      ------------       ------------

        Net cash used in financing activities                               (8,160,141)       (2,046,455)       (11,297,531)
                                                                          ------------      ------------       ------------

(Decrease) increase in cash and cash equivalents                            (5,850,150)        4,485,266        (11,813,075)

Cash and cash equivalents at beginning of year                               7,480,900         2,995,634         14,808,709
                                                                          ------------      ------------       ------------

Cash and cash equivalents at end of year                                  $  1,630,750      $  7,480,900       $  2,995,634
                                                                          ============      ============       ============

Supplemental cash flow disclosure:
  Interest paid (net of amount capitalized)                               $  6,135,000      $  5,611,000       $  3,833,000
                                                                          ============      ============       ============

  Income taxes paid                                                       $  3,488,000      $  6,197,000       $  3,535,000
                                                                          ============      ============       ============


   The accompanying notes are an integral part of these financial statements.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 1.  REPORTING ENTITY AND SUMMARY OF ACCOUNTING POLICIES

         The Company was organized in 1938 under the laws of the Commonwealth of Puerto Rico. It is engaged primarily in the production and sale of cement and related products principally within the island of Puerto Rico.

         Ponce Capital Corporation ("PCC"), a subsidiary organized under the laws of the Commonwealth of Puerto Rico in 1998, provides financing for purchases of equipment to businesses, primarily in the construction and related industries. PCC began operations on August 11, 1998, after obtaining its license from the Puerto Rico Commissioner of Financial Institutions.

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

         Principles of Consolidation

         The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries: Florida Lime Corporation ("FLC"), Ready Mix Concrete, Inc. ("RMC"), Desarrollos Multiples Insulares, Inc. ("DMI"), Poly Bags and Packaging, Inc. ("PBPI"), and Ponce Capital Corporation ("PCC"). All material intercompany accounts and transactions have been eliminated in consolidation.

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

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


         Investments

         Investments in equity securities that have readily determinable fair values and all investments in debt securities are accounted for as follows:

            - Debt securities which the Company has the positive intent and ability to hold to maturity are classified as investments held-to-maturity and reported at cost, adjusted for amortization of premiums or accretion of discounts. Such debt securities are reported as short-term or long-term investments, depending on whether the remaining term to maturity is shorter or longer than one year.

            - Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

            - Debt and equity securities not classified as either held-to-maturity or trading securities are classified as investments available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in a separate component of stockholders' equity.

         At December 31, 1999 and 1998, all investment securities held by the Company were classified as held-to-maturity.

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

         Interest Charged to Construction

         The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled $406,000 and $712,000 in 1999 and 1998, respectively.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


         Goodwill

         Goodwill, included in other assets, is amortized on a straight-line basis over the estimated period of benefit not to exceed 30 years.

         Income Taxes

         Income taxes are accounted for following an asset and liability approach. Under this approach, deferred taxes are recognized for temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax laws and rates.

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

         Earnings Per Share

         Earnings per share ("EPS") are computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding was 5,266,607 in 1999, 5,392,491 in 1998 and 5,502,074 in 1997. The Company has no dilutive or potentially dilutive securities outstanding. Accordingly, there is no difference between basic and diluted EPS.

         Profit Recognition on Sales of Real Estate

         Land and development costs are allocated proportionately to lots sold based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collection of such income is not reasonably assured and revenue therefore is not measurable.

         Treasury Stock

         Treasury stock is carried at cost.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


         Reclassifications

         Certain reclassifications have been made to the 1998 and 1997 financial statements to conform with the 1999 presentation.

         Recently Issued Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative financial instruments and for hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities on the balance sheet and measure those instruments at fair value. The Company adopted SFAS 133 effective July 1, 1998. As permitted by this Statement, upon its adoption the Company reclassified to available-for-sale investments that were previously classified as held-to-maturity. These investments had a book value of $7,842,000 and a market value of $8,033,000.

         At December 31, 1999 and 1998, the Company did not carry derivative financial instruments.

NOTE 2.  NOTES AND ACCOUNTS RECEIVABLE

         Notes and accounts receivable at December 31, consist of:

                                                                 1999                 1998

           Notes receivable:
            Trade                                            $    242,529        $    115,934
            Other                                               3,302,907             857,027
                                                             ------------        ------------

                                                                3,545,436             972,961
                                                             ------------        ------------
           Accounts receivable:
            Trade                                              29,975,647          27,422,419
            Employees and affiliated companies                    489,134             517,578
            Other                                               2,058,910           1,182,349
                                                             ------------        ------------

                                                               32,523,691          29,122,346

            Less - Allowance for doubtful accounts              1,100,959           1,296,157
                                                             ------------        ------------

                                                               31,422,732          27,826,189
                                                             ------------        ------------

                                                             $ 34,968,168        $ 28,799,150
                                                             ============        ============

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998


NOTE 3. INVENTORIES

        Inventories at December 31, consist of:

                                                                  1999                1998

           Finished products                                 $  2,434,617        $  1,802,707
           Work-in-process                                      7,026,102           6,467,063
           Raw materials                                        3,894,011           3,787,700
           Coal and fuel oil                                    2,011,451           1,649,393
           Maintenance and operating supplies                  20,011,973          19,315,872
           Land for sale                                          923,205             923,205
                                                             ------------        ------------

                                                             $ 36,301,359        $ 33,945,940
                                                             ============        ============

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment at December 31, consist of:

                                                      USEFUL LIFE
                                                        IN YEARS            1999              1998

           Land and quarries                                           $ 16,126,838       $ 13,443,523
           Buildings and structures                            50        47,901,085         44,914,069
           Machinery and equipment                           5-20       128,578,361        124,752,869
           Pollution control equipment                         25        32,745,736         32,580,450
           Automobiles and trucks                            3-10        29,482,127         23,752,085
           Rental property                                     10           653,524            653,524
           Construction in progress                                       6,493,533          5,298,909
                                                                       ------------       ------------

                                                                        261,981,204        245,395,429
           Less - Accumulated depreciation
             and depletion                                               93,330,899         83,117,242
                                                                       ------------       ------------

                                                                       $168,650,305       $162,278,187
                                                                       ============       ============

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

NOTE 5. INVESTMENTS


        The carrying and market values, and scheduled maturities of investments at December 31, are as follows:

                                                                         1999                             1998
                                                             AMORTIZED         MARKET          AMORTIZED         MARKET
                                                               COST            VALUE             COST             VALUE
                                                           ------------     ------------     ------------     ------------
        Short-term investments held-to-maturity,
        at amortized cost:

        Municipal and other U.S.
         Government agency securities                      $  1,361,693     $  1,352,941     $ 11,461,513     $ 11,460,713

        U.S. Treasury securities                              4,639,653        4,592,494        4,605,135        4,611,456
                                                           ------------     ------------     ------------     ------------

                                                           $  6,001,346     $  5,945,435     $ 16,066,648     $ 16,072,169
                                                           ============     ============     ============     ============

        Long-term investments held-to-maturity,
        at amortized cost:

        U.S. Treasury securities
          Due from 1 to 5 years                            $  3,545,342     $  3,469,750     $  7,790,692     $  7,830,134
          Due after 10 years                                 21,687,760       21,853,300       20,254,637       25,900,000
                                                           ------------     ------------     ------------     ------------

                                                             25,233,102       25,323,050       28,045,329       33,730,134

        Municipal and other U.S.
         Government agency securities
          Due from 1 to 5 years                              14,478,490       14,267,056        8,542,169        8,511,897
                                                           ------------     ------------     ------------     ------------

                                                           $ 39,711,592     $ 39,590,106     $ 36,587,498     $ 42,242,031
                                                           ============     ============     ============     ============

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

        The scheduled maturities of investments, based on their carrying values, at December 31, 1999, are summarized below:


        Due within one year                         $ 6,001,346
        Due within 1 to 5 years                      18,023,832
        Due after 10 years                           21,687,760
                                                    -----------
                                                    $45,712,938
                                                    -----------

        Gross and net unrealized gains and losses at December 31, amounted to:

                                                                  1999                1998

        Gross unrealized gains                               $    826,782        $  5,693,793
        Gross unrealized losses                                (1,004,179)            (33,739)
                                                             ------------        ------------
        Net unrealized (loss) gain                           $   (177,397)       $  5,660,054
                                                             ============        ============

No sales of available-for-sale investments occurred during 1999.

Gross proceeds from the sale of available-for-sale investments in 1998 and 1997 amounted to $13,248,000 and $1,103,000, respectively. Gross realized gains on the sale of these investments amounted to $1,175,000 and $50,000 in 1998 and 1997, respectively.

During 1998, gross proceeds from the sale of short-term investments held-to-maturity amounted to $1,711,000. These securities were sold near their maturity.

As discussed in Note 1, during 1998 the Company reclassified securities with an amortized cost of $7,842,000 and a market value of $8,033,000 from held-to-maturity to available-for-sale upon adoption of SFAS 133. These securities were subsequently sold.

NOTE 6. OTHER ASSETS

        Other assets at December 31, consist of:

                                                                  1999                1998

        Investment in real estate                            $     94,533        $     94,533
        Goodwill, net of accumulated amortization
         of $222,635 (1998 - $167,423)                          1,430,898           1,486,110
        Other long-term assets                                  3,994,825           2,970,141
                                                             ------------        ------------
                                                             $  5,520,256        $  4,550,784
                                                             ============        ============

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 7.  ACCRUED LIABILITIES

         Accrued liabilities at December 31, consist of:


                                                               1999                 1998

         Accrued taxes other than on income                $  1,466,892        $  1,290,245
         Accrued payroll expenses                             3,592,073           3,428,063
         Accrued interest payable                             2,302,510           2,277,055
         Other accrued liabilities                            1,871,671           1,229,611
                                                           ------------        ------------
                                                           $  9,233,146           8,224,974
                                                           ============        ============


NOTE 8.  SHORT-TERM BORROWING

         The Company has lines of credit available for short-term borrowing and for discount of trade notes receivable in the aggregate amount of $42,000,000. However, under other loan agreements with financial institutions, the Company may discount trade notes receivable up to $10,000,000 through 2000. No commitment fees are paid on these credit facilities.

         The maximum aggregate short-term borrowing outstanding at any month-end was $2,500,000 in 1999 and $3,100,000 in 1998. The approximate average aggregate short-term borrowing outstanding during the year was $56,389 in 1999 and $919,361 in 1998. The weighted average interest rate of such borrowings computed annually was 5.94% during 1999 and 6.06% during 1998.

         There were no borrowings outstanding under these facilities at December 31, 1999 and 1998.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 9.  LONG-TERM DEBT

         Long-term debt at December 31, consists of:

                                                                                             1999                  1998

         7.29% Series A Senior Secured Notes, payable in full on
          January 27, 2017, interest payable semiannually                                $ 50,000,000        $ 50,000,000

         7.34% Series B Senior Secured Notes, payable in full on
          January 27, 2017, interest payable semiannually                                  20,000,000          20,000,000

         6.32% note, payable in quarterly installments of $200,000
          from 1996 to 2000, followed by quarterly installments of
          $500,000 in 2001 and 2002; interest payable monthly                               4,800,000           5,600,000

         Drawings on $12 million revolving credit facility due in sixty equal monthly installments of $75,000 commencing in December
          1998, through August 1999; and of $141,667 from September
          1999, interest payable monthly ranging from 5.85% to 7.00%                        7,258,333           4,425,000

         Drawing on $2.5 million revolving credit facility due in sixty equal monthly installments of $41,667 commencing in November
          1998, interest payable monthly at 5.34%                                           1,916,662           2,416,666

         7.00% notes payable, due in installments until July 2001                             347,772             552,649

         Other, interest ranging from 3.75% to 5.75% due in monthly
          installments from May 1999 to July 2001                                             848,156
                                                                                         ------------        ------------

                    Total                                                                  85,170,923          82,994,315

                    Less - Current portion                                                  3,805,714           2,452,649
                                                                                         ------------        ------------

                    Total long-term debt                                                 $ 81,365,209        $ 80,541,666
                                                                                         ============        ============

         The Series A and Series B Senior Secured Notes are secured by a $70 million zero-coupon U. S. Treasury bond pledged as collateral. The bond was purchased for $17.6 million in December 1996 and will accrue to $70 million shortly after the maturity of the Notes. This bond is included in long-term investments held-to-maturity.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



         In October 1998, RMC obtained a $2,500,000 revolving credit facility to finance the purchase of concrete-mixer trucks. Drawings on this facility are guaranteed by the Company and bear interest at a variable rate equal to 90-day LIBOR plus 0.75%, adjusted quarterly, or at a fixed rate equal to the prevailing rate for similar debt at the date of the drawing.

         In November 1998, PCC obtained a $12,000,000 revolving credit facility to finance its operations. Drawings on this facility are secured by the notes issued by PCC, and are also guaranteed by the Company. Drawings on this facility bear interest at a variable rate equal to 90-day LIBOR plus 0.75%, adjusted quarterly, or at a fixed rate equal to 0.75% plus the LIBOR-Ask rate for the loan term on the date of the drawing.

         Aggregate maturities of long-term debt at December 31, 1999, are as follows:

                   Years                                      Amount

                   2000                                    $  3,805,714
                   2001                                       4,542,438
                   2002                                       4,247,771
                   2003                                       2,041,667
                   2004                                         533,333
                   2005 and thereafter                       70,000,000
                                                           ------------

                                                           $ 85,170,923
                                                           ============

         In September 1985, the Company restructured the terms of its outstanding debt with the Government Development Bank for Puerto Rico ("GDB"). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed with no interest or principal payments required before maturity. Simultaneously, the Company placed U.S. Government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB, not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $43.7 million at December 31, 1999 (1998 - $42.0 million).

         The Series A and Series B Senior Secured Notes and other loan agreements impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (See Note 8), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 1999, the Company was in compliance with the provisions of the loan agreements.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



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

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



         The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:

                                                     1999                     1998                     1997
                                            -----------------------  -----------------------  -----------------------
                                                             % of                     % of                     % of
                                                            pre-tax                  pre-tax                  pre-tax
                                               Amount       income      Amount       income      Amount       income
                                            ------------   --------  ------------   --------  ------------   --------
Computed tax provision                      $  6,344,495     39.0    $  5,517,098     39.0    $  8,894,134     39.0

Increase (decrease) in taxes
Resulting from:
  Exempt interest earned                      (1,177,897)    (7.2)     (1,229,030)    (8.7)     (1,317,225)    (5.8)
  Interest deducted for tax but not
     for financial  statements                  (698,223)    (4.3)       (698,223)    (4.9)       (698,223)    (3.1)
  Discount on income tax credits                (122,150)     (.8)       (712,000)    (5.0)       (200,000)    (0.9)
  Valuation allowance on carryforward
   losses of subsidiary                                                   280,000      2.0
Effect of capital gain preferential rate                                 (196,071)    (1.4)
Other items                                     (121,114)     (.7)       (196,552)    (1.4)        123,575      0.6
                                            ------------   ------    ------------   ------    ------------     ----
                                            $  4,225,111     26.0    $  2,765,222     19.6    $  6,802,261     29.8
                                            ============   ======    ============   ======    ============     ====

         The deferred tax assets and liabilities at December 31, are as follows:

                                                                       1999                                     1998
                                                             DEFERRED          DEFERRED             DEFERRED             DEFERRED
                                                            TAX ASSETS      TAX LIABILITIES        TAX ASSETS        TAX LIABILITIES

         Current:
         --------
         Prepaid pension cost                                               $     1,325,329                            $  1,279,230
         Tax credits applicable to future years                                                    $  2,000,000
         AMT credit                                        $    155,487
         Allowance for doubtful accounts                        263,602                                 256,831
         Non-current:
         ------------
         Post-retirement benefit liability                    1,210,943                               1,202,155
         Property, plant and equipment                                           31,240,323                              34,126,981
         Other                                                  174,739              26,943                                 411,307
                                                           ------------        ------------        ------------        ------------

         Total deferred tax asset/liability                $  1,804,771          32,592,595        $  3,458,986          35,817,518
                                                           ============        ============        ============        ============

         Net deferred tax liability                                            $ 30,787,824                            $ 32,358,532
                                                                               ============                            ============

         One of the consolidated subsidiaries enjoys a tax exemption granted under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.

         One of the Company's subsidiaries has net operating losses available to reduce future taxable income amounting to $893,000 which expire between 2004 and 2006, respectively.

         The subsidiaries' aggregate retained earnings amounted to $27,702,000 at December 31, 1999, (1998 - $25,921,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided on such earnings.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 11. EMPLOYEE BENEFIT PLANS

         The following table sets forth the Company's pension and post-retirement benefit obligations and amounts recognized in the Company's consolidated balance sheet at December 31:

                                                                 Pension Benefits             Other Benefits
                                                               1999           1998           1999          1998

         Change in benefit obligation:
           Benefit obligation at beginning of year         $ 31,476,642   $ 28,820,939   $  2,924,705   $  2,837,886
           Service cost                                         798,783        745,360         59,001         58,821
           Interest cost                                      2,068,008      1,998,007        190,327        190,161
           Actuarial (gain) loss                             (3,814,678)     1,423,841       (301,269)        63,229
           Benefits paid                                     (1,643,186)    (1,511,505)      (240,081)      (225,392)
                                                           ------------   ------------   ------------   ------------

           Benefit obligation at end of year                 28,885,569     31,476,642      2,632,683      2,924,705
                                                           ------------   ------------   ------------   ------------

         Change in plan assets:
           Fair value of plan assets at beginning
           of year                                           34,959,475     36,062,458
           Actual return on plan assets                         103,283        408,522
           Benefits paid                                     (1,643,186)    (1,511,505)
                                                           ------------   ------------   ------------   ------------

           Fair value of plan assets at end of year          33,419,572     34,959,475             --             --
                                                           ------------   ------------   ------------   ------------

         Funded status - Fair value of plan
           assets greater (less) than benefit obligation      4,534,003      3,482,833     (2,632,683)    (2,924,705)
         Unrecognized net actuarial (gain) loss              (2,038,376)    (1,142,035)      (174,660)       126,609
         Unrecognized prior service cost                        633,281        783,362
         Unrecognized portion of transition
           asset  at January 1, 1987, being
           recognized over 15 years                            (152,759)      (245,724)
                                                           ------------   ------------   ------------   ------------

         Prepaid (accrued) benefit cost                    $  2,976,149   $  2,878,436   $ (2,807,343)  $ (2,798,096)
                                                           ============   ============   ============   ============

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



         The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligation and the projected benefit obligation were as follows:

                                                            PENSION BENEFITS     OTHER BENEFITS
                                                             1999      1998      1999      1998
         Weighted average assumptions as of December 31:
           Discount rate                                     8.00%     6.75%     8.00%     6.75%
           Expected return on plan assets                    9.00%     9.00%       --        --
           Rate of compensation increase                     5.50%     5.25%     5.25%     5.25%

         In measuring the post-retirement healthcare and life insurance benefit obligation for 1999, the Company assumed a 9.5% annual rate of increase in the per capita cost of covered healthcare benefits. The rate was assumed to decrease gradually to 5.5% through the year 2019 and remain at that level thereafter.

         Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

                                                                               1999                           1998
                                                                         1 %            1 %            1 %            1 %
                                                                      INCREASE       DECREASE       INCREASE       DECREASE

         Effect on total of service and interest cost components     $   18,551     $  (16,623)    $   15,329     $  (15,320)
         Effect on post-retirement benefit obligation                $  128,831     $ (121,245)    $  133,285     $ (132,422)


         The components of net periodic benefit cost are as follows:

                                                    PENSION BENEFITS                            OTHER BENEFITS
                                           1999           1998            1997          1999            1998           1997

Service cost                           $    798,783   $    745,360   $    626,142   $     59,001   $     58,821   $     57,237
Interest cost                             2,068,008      1,998,007      1,903,451        190,327        190,161        190,010
Expected return on plan assets           (3,021,620)    (3,167,252)    (2,576,676)
Amortization of transition asset            (92,965)       (92,965)       (92,965)
Amortization of prior service cost          150,081        150,081        150,081                                         (415)
Recognized net actuarial gain                             (110,733)        (4,877)
                                       ------------   ------------   ------------   ------------   ------------   ------------

Net periodic benefit (credit) cost     $     97,713   $   (477,502)  $      5,156   $    249,328   $    248,982   $    246,832
                                       ============   ============   ============   ============   ============   ============

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 12. SEGMENT INFORMATION

         The Company operates in the cement and related products, paper and packaging industries, and in realty operations mainly within the island of Puerto Rico. Operations in the cement and related products industry involve production and sale of cement, ready mix concrete, and lime. Operations in the paper and packaging industry involve production and sale of paper and polypropylene bags. Realty operations involve the development, sale and lease of real property.

         The cement and ready mix concrete operations are the two reportable segments. The remaining operations have been combined in the "All Others" column in the table that follows.

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

         The following table presents the required segment information (in thousands):

                                                        (ALL AMOUNTS IN THOUSANDS)
                                             CEMENT OPERATIONS                READY MIX OPERATIONS
                                     1999        1998        1997        1999        1998        1997
                                  ----------  ----------  ----------  ----------  ----------  ----------

Revenue from customers            $   70,660  $   59,587  $   64,789  $   94,522  $   77,369      81,501
Intersegment revenues                 35,324      28,709      30,003          --          --          --
                                  ----------  ----------  ----------  ----------  ----------  ----------

                                     105,984      88,296      94,792      94,522      77,369      81,501
 Depreciation, depletion and
   amortization                        8,918       8,685       7,770       4,558       4,241       4,202
 Other operating expenses             81,436      68,029      66,429      87,663      70,625      74,617
                                  ----------  ----------  ----------  ----------  ----------  ----------

 Operating profit                 $   15,630  $   11,582  $   20,593  $    2,301  $    2,503  $    2,682
                                  ==========  ==========  ==========  ==========  ==========  ==========

 Other charges

Income tax provision

Net income

 Capital expenditures             $    7,315  $   10,295  $   13,944  $   12,418  $    5,640  $    3,280
                                  ==========  ==========  ==========  ==========  ==========  ==========
 Identifiable assets:
   Segment assets                 $  204,771  $  212,919  $  209,861  $   61,723  $   49,371  $   49,393
                                  ==========  ==========  ==========  ==========  ==========  ==========



                                                        (ALL AMOUNTS IN THOUSANDS)
                                             ALL OTHERS SEGMENT           INTERSEGMENT ELIMINATIONS                     TOTAL
                                     1999        1998        1997        1999        1998        1997        1999        1998
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Revenue from customers            $    8,118  $   11,421  $   10,484                                      $  173,300  $  148,377
Intersegment revenues                  4,818       3,946       4,267  $  (40,142) $  (32,655) $  (34,270)
                                  ----------  ----------  ----------                                      ----------  ----------

                                      12,936      15,367      14,751                                         173,300     148,377
 Depreciation, depletion and
   amortization                          573         405         412                                          14,049      13,331
 Other operating expenses             11,240      13,588      12,709     (40,141)    (32,660)    (34,248)    140,198     119,582
                                  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
 Operating profit                 $    1,123  $    1,374  $    1,630  $       (1) $        5  $      (22)     19,053      15,464
                                  ==========  ==========  ==========  ==========  ==========  ==========

 Other charges                                                                                                 2,451       1,318
 Income tax provision                                                                                          4,559       2,765
                                                                                                          ----------  ----------

 Net income                                                                                               $   12,043  $   11,381
                                                                                                          ==========  ==========

 Capital expenditures             $      971  $    1,764  $   10,805                                      $   20,704  $   17,699
                                  ==========  ==========  ==========                                      ==========  ==========

 Identifiable assets:
   Segment assets                 $   50,877  $   38,119  $   16,739  $   62,122  $  (62,861) $  (46,063) $  255,249  $  237,548
                                  ==========  ==========  ==========  ==========  ==========  ==========
   Corporate assets                                                                                           49,340      61,222
                                                                                                          ----------  ----------
 Total assets                                                                                             $  304,589  $  298,770
                                                                                                          ==========  ==========

                                     1997
                                  ----------
Revenue from customers            $  156,774
Intersegment revenues
                                  ----------

                                     156,774
 Depreciation, depletion and
   amortization                       12,384
 Other operating expenses            119,507
                                  ----------
 Operating profit                 $   24,883
                                  ==========

 Other charges                         2,078
 Income tax provision                  6,802


 Net income                       $   16,003
                                  ==========

 Capital expenditures             $   28,029
                                  ==========

 Identifiable assets:
   Segment assets                 $  229,930
                                  ==========
   Corporate assets                   61,221
                                  ----------
 Total assets                     $  291,051
                                  ==========

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998



NOTE 13. LEASE COMMITMENTS

         The Company and its subsidiaries lease certain facilities and equipment under operating lease agreements. Rental expense under such agreements amounted to $817,000 in 1999, $928,000 in 1998 and $898,000 in 1997.

         At December 31, 1999, the approximate future minimum lease payments under noncancellable operating leases were as follows:

                   YEAR                                      AMOUNT

                   2000                                    $  531,811
                   2001                                       368,511
                   2002                                       356,511
                   2003                                       331,511
                   2004 and thereafter                        801,104
                                                           ----------
                                                           $2,389,447
                                                           ==========

NOTE 14. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

         Cash and Cash Equivalents

         The carrying amount of these assets approximates fair value because of the short period of time to maturity of the instruments.

         Investments

         The fair values of investments are estimated based on their quoted market prices or those of similar investments.

         Other Current Financial Instruments

         The carrying amount of notes and accounts receivable, notes payable, accounts payable and other current liabilities approximate fair value due to their short-term to maturity.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998



         Long-term Debt

         The fair value of the Company's long-term debt is estimated using discounted cash flow techniques based on the current rates offered to the Company for debt of the same remaining maturities.

         The carrying amount and estimated fair values of these financial instruments at December 31, are as follows (in thousands):

                                                                               1999                         1998
                                                                     CARRYING        FAIR          CARRYING        FAIR
                                                                      AMOUNT         VALUE          AMOUNT         VALUE
                                                                   ------------   ------------   ------------   ------------

                   Cash and cash equivalents                         $  1,631       $  1,631       $  7,481       $  7,481
                   Short-term investments                               6,001          5,945         16,067         16,072
                   Notes and accounts receivable                       34,968         34,968         28,799         28,799
                   Long-term investments                               39,712         39,590         36,587         42,242
                   Long-term notes receivable                           6,225          6,036          3,973          3,973
                   Notes payable                                          654            654            551            551
                   Accounts payable and other liabilities              22,973         22,973         19,524         19,524
                   Long-term debt                                      85,171         79,912         82,995         88,228

NOTE 15. CONTINGENT LIABILITIES AND OTHER COMMITMENTS

         The Company is obligated to purchase, under a long-term supply contract, a minimum of 100,000 metric tons of coal annually through the year 2005. The purchase price is calculated using an agreed-upon formula based on market prices. Purchases under the contract amounted to $5,747,000 in 1999, $6,884,000 in 1998 and $6,729,000 in 1997 and
         exceeded the minimum amount required by the contract.

NOTE 16. LEGAL PROCEEDINGS

         On May 10, 1999, the Company entered into a comprehensive settlement with the Government of Puerto Rico and various other parties relating to disputes involving its Vega Alta and Guanica projects.

         Under the terms of the settlement agreement and related order, the Company was granted all Puerto Rico permits necessary to develop and operate its limestone quarry at Guanica, and develop the 300-unit real estate project at Vega Alta. Included were the permits necessary to remove aggregates from the Vega Alta site and process them at a new facility in Carolina.

         In its order, the Court ruled that the Company "has complied with all laws and regulations concerning the issuance of permits and authorizations" for the Guanica, Vega Alta and Carolina projects, and that all permits for the projects have been validly issued as a matter of law. As part of the settlement, the Company terminated its civil rights suit against the Governor of Puerto Rico and various other individual government officials.

         The settlement and order also resulted in the termination of all other pending agency and court actions relating to the Guanica and Vega Alta projects.

         The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the advice of its legal counsel, that the outcome of these legal matters will not significantly affect the Company's financial position or results of operations.

PUERTO RICAN CEMENT COMPANY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998



NOTE 17. STOCKHOLDERS' EQUITY

         In 1999 and 1998 the Company purchased 192,800 shares and 73,000 shares, respectively, of its outstanding stock for $6,411,377 and $3,530,330, respectively. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them.

CONSOLIDATED FOURTH QUARTER RESULTS
(000's Omitted Except Per Share Amounts)


                                                   -----------------------      --------------------------
                                                      Three months ended            Twelve months ended
                                                         December 31                    December 31
                                                   -----------------------      --------------------------
                                                       1999         1998            1999          1998
                                                   -----------------------      --------------------------
Operating revenues                                 $ 37,112       $ 35,984       $ 173,300       $ 148,377
Cost of sales                                        28,444         27,350         126,739         108,707
                                                   --------       --------       ---------       ---------
Gross margin                                          8,668          8,634          46,561          39,670
 Selling, general and administrative expenses         7,029          6,486          27,508          24,206
                                                   --------       --------       ---------       ---------
Income from operations                                1,639          2,148          19,053          15,464
                                                   --------       --------       ---------       ---------

Other charges (credits):
  Interest and financial
    charges                                           1,743          1,359           6,160           5,216
  Interest income                                      (964)          (896)         (3,656)         (3,398)
  Other expenses (income)                              (123)          (274)            281            (500)
                                                   --------       --------       ---------       ---------
                                                        656            189           2,785           1,318
                                                   --------       --------       ---------       ---------

Income before income taxes                              983          1,959          16,268          14,146
Tax provision                                          (222)           (69)          4,225           2,765
                                                   --------       --------       ---------       ---------

Net income                                         $  1,205       $  2,028       $  12,043       $  11,381
                                                   ========       ========       =========       =========

Earnings per share of common stock *               $   0.26       $   0.38       $    2.29       $    2.11
                                                   ========       ========       =========       =========

* Based on weighted average of outstanding shares of 5,266,607 in 1999 and 5,392,491 in 1998.



FINANCIAL RESULTS BY QUARTERS
(000's Omitted Except Per Share Amounts)


THREE MONTHS ENDED                                MAR. 31      JUN. 30      SEPT. 30      DEC. 31         1999
                                                  -------      -------      -------      --------       --------

Operating revenues                                $44,664      $48,080      $43,444      $ 37,112       $173,300
                                                  =======      =======      =======      ========       ========

Gross profit                                       13,189       14,678       10,026         8,668         46,561
                                                  =======      =======      =======      ========       ========

Income before income tax                            5,742        5,976        3,567           983         16,268

Tax provision                                       1,595        1,844        1,008          (222)         4,225
                                                  -------      -------      -------      --------       --------

Net income                                        $ 4,147      $ 4,132      $ 2,559      $  1,205       $ 12,043
                                                  =======      =======      =======      ========       ========

Per share *                                       $  0.77      $  0.78      $  0.48      $   0.26       $   2.29
                                                  =======      =======      =======      ========       ========


THREE MONTHS ENDED                                MAR. 31      JUN. 30      SEPT. 30      DEC. 31         1998
                                                  -------      -------      -------      --------       --------

Operating revenues                                $36,484      $39,359      $36,550      $ 35,984       $148,377
                                                  =======      =======      =======      ========       ========

Gross profit                                        8,807       12,134       10,095         8,634         39,670
                                                  =======      =======      =======      ========       ========

Income before income tax                            3,879        5,005        3,303         1,959         14,146

Tax provision                                         565        1,385          884           (69)         2,765
                                                  -------      -------      -------      --------       --------

Net income                                        $ 3,314      $ 3,620      $ 2,419      $  2,028       $ 11,381
                                                  =======      =======      =======      ========       ========

Per share *                                       $  0.61      $  0.67      $  0.45      $   0.38       $   2.11
                                                  =======      =======      =======      ========       ========


* Based on weighted average of outstanding shares of 5,266,607 in 1999 and 5,392,491 in 1998.

FIVE YEAR STATISTICAL COMPARISON

                                                                        Years ended December 31,
                                                                        ------------------------
                                                    1999           1998            1997           1996           1995
                                                 ------------   ------------   ------------   ------------   ------------
BALANCE SHEET SUMMARY
Cash and cash equivalents                        $  1,630,750   $  7,480,900   $  2,995,634   $ 14,808,709   $ 11,599,636
Investments available-for-sale                              -              -      5,580,202      4,595,908      4,473,536
Short-term Investments                              6,001,346     16,066,648      6,967,225      1,917,616        974,073
Accounts receivable-net                            34,968,168     28,799,150     28,763,683     27,410,312     24,526,385
Inventories                                        36,301,359     33,945,940     32,885,743     33,443,290     32,222,415
Prepaid expenses                                    5,579,699      5,087,218      4,533,070      4,624,691      4,752,187
                                                 ------------   ------------   ------------   ------------   ------------
  Current assets-total                             84,481,322     91,379,856     81,725,557     86,800,526     78,548,232

Property, plant and equipment-net                 168,650,305    162,278,187    158,610,632    143,088,242    142,567,213
Other long-term assets                             11,745,607      8,524,016      4,347,346      4,334,404      2,670,882
Long-term investments                              39,711,592     36,587,498     46,367,581     46,960,338     31,228,541
                                                 ------------   ------------   ------------   ------------   ------------
                                                 $304,588,826   $298,769,557   $291,051,116   $281,203,510   $255,014,868
                                                 ============   ============   ============   ============   ============
Notes payable (include current portion
 of long-term debt and short-term borrowing)     $  4,459,871   $  3,003,422   $  1,778,505   $ 15,401,050  $  11,749,853
Accounts payable and accrued liabilities           22,973,240     19,525,110     17,145,619     15,080,253     16,227,533
                                                 ------------   ------------   ------------    -----------    -----------
  Current liabilities-total                        27,433,111     22,528,532     18,924,124     30,481,303     27,977,386

Long-term debt (exclusive of current portion)      81,365,209     80,541,666     76,179,792     67,023,200     57,549,475
Deferred income taxes                              30,787,824     32,358,532     35,859,657     33,323,351     30,808,654
Other long-term liabilities                         3,104,981      3,082,449      3,023,228      2,954,610      2,873,430
Stockholders' equity                              161,897,701    160,258,378    157,064,315    147,421,046    135,805,923
                                                 ------------   ------------   ------------    -----------    -----------
                                                 $304,588,826   $298,769,557   $291,051,116   $281,203,510   $255,014,868
                                                 ============   ============   ============   ============   ============
STATISTICAL DATA
Book value per share                             $      31.22   $      29.79   $      28.81   $      26.67   $      24.67
Shares outstanding at year-end                      5,186,274      5,379,074      5,452,074      5,527,074      5,504,722
Number of stockholders                                    543            568            597            622            655
Average number of employees                             1,053          1,008          1,015            969            939
Capital expenditures (including expenditures
  in mill conversion in 1995)                    $ 20,703,609   $ 17,699,254   $ 28,028,571   $ 11,662,959   $ 10,249,840
                                                 ============   ============   ============   ============   ============

DIRECTORS

ANTONIO LUIS FERRE
Chairman of the Board of the Company and President of El Dia, Inc. (Newspaper Publishing Group)

ALBERTO M. PARACCHINI
Vice Chairman of the Board of the Company and Director of Banco Popular de Puerto Rico (Commercial Bank)

HECTOR DEL VALLE
Vice Chairman of the Board of the Company

MIGUEL A. NAZARIO
President and Chief Executive Officer of the Company

ANTONIO LUIS FERRE RANGEL
Senior Corporate Vice President of the Company

WALDEMAR DEL VALLE ARMSTRONG
Attorney-at-Law, Partner of Parra, Del Valle, Frau & Limeres

JOSE J. SUAREZ
Consultant to the Company

ANGEL O. TORRES
President of Bacardi Corporation

OSCAR A. BLASINI
President of G.B. Investments, Inc.
(Real Estate Development and Investments)

ROSARIO J. FERRE
Second Vice President of Luis A. Ferre Foundation, Inc.

EMILIO J. VENEGAS VILARO
President of Venegas Construction Corporation (General Contractors)

FEDERICO F. SANCHEZ
President of Federico F. Sanchez and Company and Interlink
Group, Inc. (Real Estate Consultants, Brokers and Developers)

JORGE L. FUENTES
Chairman of the Board and Chief Executive Officer of Gabriel
Fuentes, Jr. Construction Company, Inc. and Chairman of the
Board and Chief Executive Officer of Fuentes Concrete Pile,
Inc. (Concrete Pile Foundations).

JUAN A. ALBORS
President and General Partner of Albors Development Corp.
(Real Estate Developers and Investors)

LUIS ALBERTO FERRE RANGEL
Co Director, El Dia, Inc. (Newspaper Publishing Group)

OFFICERS

MIGUEL A. NAZARIO
President and Chief Executive Officer

ANTONIO LUIS FERRE RANGEL
Senior Corporate Vice President

EUFEMIO TOUCET
Executive Vice President, Ready Mix Concrete, Inc.

JOSE O. TORRES
Assistant Secretary, Vice President of Finance and Chief Financial Officer

JUAN R. TARAZA
Vice President - Sales

PEDRO M. MENA
Treasurer

FERNANDO L. VARGAS
Controller

ETIENNE TOTTI DEL VALLE
Secretary

STOCKHOLDER INFORMATION



STATUTORY OFFICES
Ponce, Puerto Rico

EXECUTIVE OFFICES
Guaynabo, Puerto Rico

SUBSIDIARIES*
Florida Lime Corporation
Ready Mix Concrete, Inc.
Poly Bags & Packaging, Inc.
Desarrollos Multiples Insulares, Inc.
Limestone Materials, Inc.
Ponce Capital Corporation
* All Subsidiaries are 100% owned

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services
New York, New York

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico

PUBLIC RELATIONS
Citigate Dewe Rogerson
New York, New York

LEGAL COUNSEL
Totti & Rodriguez Diaz
San Juan, Puerto Rico

FORM 10-K
A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K will be mailed upon request made to Mr. Jose O. Torres, Vice President of Finance and Chief Financial
Officer, Puerto Rican Cement Company, Inc., PO Box 364487,
San Juan, Puerto Rico 00936-4487.

PUERTO RICAN CEMENT COMPANY, INC.
ANNUAL MEETING
The Annual Meeting of Stockholders of Puerto Rican
Cement Company, Inc. will be held at the office of the Company in Amelia Industrial Park, Guaynabo, Puerto Rico,
Wednesday, May 3, 2000 at 10:00 a.m.


                                    Member:
                              -------------------
                                      PRN
                                     Listed
                                      NYSE
                              -------------------