Form 10-K, Exhibit 13
period 2000-12-31
PUERTO RICAN CEMENT CO INC
filed 2001-03-30
CIK 81076

                                                                      EXHIBIT 13


                                    [COVER]



                    AGGREGATE VALUE            ANNUAL REPORT
                    ----------------------------------------
                    DISTRIBUTION & INTEGRATED      2000



                                     [LOGO]
                              PUERTO RICAN CEMENT

                                    [COVER]




                       PUERTO RICAN CEMENT ANNUAL REPORT

                              [COVER (RIGHT HALF)]




                            AGGREGATE VALUE:   2000
                            -----------------------
                       DISTRIBUTION & INTEGRATED PRODUCTS

                                  [PHOTOGRAPH]

                                    CONTENTS



               CORPORATE PROFILE.......................................6

               STRATEGIC BUSINESS FOCUS................................7

               2000 HIGHLIGHTS.........................................8

               FINANCIAL HIGHLIGHTS....................................9

               CHAIRMAN'S MESSAGE TO SHAREHOLDERS.....................10

               FINANCIAL INFORMATION..................................19

               STOCKHOLDER INFORMATION................................53

   CORPORATE PROFILE

PUERTO RICAN CEMENT COMPANY, INC. aggregate value is much more than the sum of its parts due to its well integrated production and distribution network.

Our corporate group manufactures and markets top quality cement, lime and concrete in Puerto Rico and selected export markets. Our divisions and subsidiaries are also responsible for other auxiliary operations, such as aggregates, paper and polypropylene bags production, real estate development, transportation and financial services.

         - PUERTO RICAN CEMENT - Manufactures Portland grey cement, which is produced and sold locally in Puerto Rico.

         - FLORIDA LIME CORP. - Produces lime for local and export markets, including chemical lime used in water purification plants, tanneries, foundries and sugar mills, and type "S" lime, specially formulated for construction and plastering applications in tropical climates.

         - READY MIX CONCRETE, INC. - The leading concrete producer in Puerto Rico with 19 concrete batching plants, a fleet of over 250 trucks and the latest in mobile concrete systems to serve the construction industry islandwide.

         - ST. REGIS PAPER & BAG DIVISION - Produces multiwall paper bags which are sold to the parent company as well as to local producers of sugar, rice, grain, animal feed, fertilizers and chemicals.

         - POLY BAGS & PACKAGING, INC. - Manufactures polypropylene bags with capacity of up to two short tons which may be used for several applications, including packed lime exports.

         - DESARROLLOS MULTIPLES INSULARES, INC. - Involved in real estate development and aggregate operations (beginning in the first half of 2001).

         - LIMESTONE MATERIALS, INC. - An aggregate extraction operation in the southern part of the Island, expected to open late in 2001.

         - PONCE CAPITAL CORP. - Offers asset-based financing to block manufacturers, hardware stores, and ready mix concrete businesses throughout Puerto Rico.

         - PONCE EQUIPMENT & MAINTENANCE CORP. ("PEMCO") - Created in December 2000, it provides islandwide transportation and maintenance services to the Company for delivery of bulk cement, coal and lime.

   STRATEGIC BUSINESS FOCUS


         VISION

         Puerto Rican Cement ("PRCC") will strive to solidify its position as the leading cement, lime and concrete manufacturer and distributor in Puerto Rico and selected export markets, while strengthening and expanding its successful auxiliary operations, including production of aggregates and multiwall paper bags, as well as real estate development, transportation and financial services.

   MISSION

   To run a profitable and technologically-advanced operation that anticipates and fulfills its customer's needs by means of its personnel's excellence and commitment to service, productivity, efficiency, quality and innovation.

           STRENGTHS

           PRCC's competitive advantage comes from its winning combination of strengths, including: solid financial position; personalized service; right mix of senior executives and young managers; providing technical support to clients; commitment to improving our community's environment and quality of life; top priority to occupational safety; dedication of its people to achieving client satisfaction and a successful operation.

     STRATEGIES

     To continue enhancing PRCC's infrastructure by expanding into new markets and developing new auxiliary businesses within its core industry, so it can overcome the challenges and take advantage of the opportunities presented by the local and global markets.

           FOCUS

           The successful implementation of PRCC's business strategies on five key areas: operational efficiency, managerial excellence, quality of products, customer service and competitive market positioning.

   ENVIRONMENT

   PRCC has done and will continue to do everything in its power to comply with all the environmental regulations and support community programs which enhance and protect our environment.

2000 HIGHLIGHTS


CEMENT

         - Completion of the modification to the clinker cooler and other auxiliary systems completing the last phase of the cement production expansion project.

         -        Production of Type 1-P, Portland cement for selected markets.

         - Expansion of the cement distribution network with the opening of a new center increasing our Island-wide coverage and market penetration.

CONCRETE

         - Acquisition of five new mobile concrete systems to expand market penetration.

         - Celebration of the 55th anniversary of continued customer service by Ready Mix Concrete.

AGGREGATES/REAL ESTATE

         - Installation of the aggregates processing plant, scheduled to open during the first semester of 2001.

         - Reactivation of construction on Las Orquideas housing development project in Vega Alta.

PACKAGING

         - Contribution to company's consolidated net income increases due to operational efficiencies.

OTHER

         - Completion of Phase II JD Edwards information systems implementation in Ready Mix Concrete.

         - Purchased, in January 2001, of all the assets of our principal bulk-cement carrier.

         - Creation of Ponce Equipment & Maintenance Corp. to manage the new transportation and maintenance operation.

FINANCIAL HIGHLIGHTS


--------------------------------------------------------------------------------------------------------------------------------
Year ended December 31,                     2000              1999               1998              1997              1996
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues                         $160,508,914      $173,299,816       $148,377,205      $156,774,092     $ 149,276,622
--------------------------------------------------------------------------------------------------------------------------------
EBITDA                                       28,705,113        32,821,826         29,295,496        40,955,135        34,483,945
--------------------------------------------------------------------------------------------------------------------------------
Income before income tax                     11,304,508        16,267,935         14,146,406        22,805,472        21,568,030
--------------------------------------------------------------------------------------------------------------------------------
Net income                                    9,135,506        12,042,824         11,381,184        16,003,211        14,688,391
--------------------------------------------------------------------------------------------------------------------------------
Net income per share                               1.76              2.29               2.11              2.91              2.66
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                310,534,803       304,588,826        298,769,557       291,051,116       281,203,510
--------------------------------------------------------------------------------------------------------------------------------
Dividends per share                                0.76              0.76               0.76              0.76              0.70
--------------------------------------------------------------------------------------------------------------------------------

                                  TOTAL ASSETS
                                  IN MILLIONS

                                     [GRAPH]


                        EARNINGS BEFORE INTEREST, TAXES
                         DEPRECIATION AND AMORTIZATION
                                 (IN MILLIONS)

                                    [GRAPH]


                        EARNINGS BEFORE INTEREST, TAXES,
                    DEPRECIATION AND AMORTIZATION PER SHARE
                                  (IN DOLLARS)

                                    [GRAPH]


                               OPERATING REVENUES
                                 (IN MILLIONS)

                                    [GRAPH]


                              DIVIDENDS PER SHARE
                                  (IN DOLLARS)

                                    [GRAPH]

                     CHAIRMAN'S MESSAGE TO OUR SHAREHOLDERS



[PHOTO]

As another year came to a close, we at Puerto Rican Cement Company ("PRCC"), continued the course established in recent years. Progress relating to key initiatives following our strategic goal of vertically integrating our operations resulted in the completion of major production and distribution improvements to our facilities. At the same time, we implemented other initiatives including an aggressive marketing strategy. All of these efforts should further strengthen our solid foundation and leading market position, giving PRCC the competitive edge necessary to take full advantage of the many opportunities that lie ahead. Here are just some of our most significant achievements in the year 2000.

                             COMPANY'S CEMENT SALES
                             (IN THOUSANDS OF TONS)

                                    [GRAPH]

CEMENT OPERATIONS



During the year 2000, we directed our marketing efforts to reach new areas of the Island's cement market that we had not tapped before. For example, we began production of Type 1-P Portland cement in a limited fashion for selected local markets. This cement provides a new option to cement-block manufacturers, while maintaining the quality of their final product.

         In October 2000, we opened a new cement distribution center in the Municipality of Moca, on the northwestern part of the Island, allowing us greater market penetration in an area that has enormous potential for new construction developments. With this addition to our distribution network, we increased our Island-wide coverage, as we now serve customers of the northern region from our Guaynabo center, those in the south from our Ponce plant, those in the eastern side from the Fajardo center opened in 1999 and, now those in the northwest from the new Moca center.

Always looking for new ways to modernize our plants and increase our production capability, we completed the clinker cooler modification at the cement plant, concluding the last phase of our cement production expansion plan.

As we reported in our 1999 annual report, the Puerto Rico Department of Consumer Affairs (known as DACO by its Spanish acronym) eliminated its regulation protecting the quality requirements for Type I Portland cement used on the Island. This action has resulted in a significant increase in cement imports. The bump on the road has presented us with a new challenge, which has resulted in initiatives such as the opening of the Moca center to strengthen PRCC presence Island-wide and other initiatives aimed towards the solidification of the Company in the near future.

In 2000, the increase in cement imports brought about by this deregulation negatively impacted our results for the year. PRCC sold 1,100,000 tons of cement in 2000 to local markets, compared to 1,255,000 tons in 1999. This represents $92.5 million in cement sales, a 10% drop from the $106 million reported in 1999.

READY MIX CONCRETE OPERATIONS

Ready Mix Concrete, Inc., which celebrated its 55th anniversary in 2000, contributed to achieving the Company's strategic goal of reaching those areas of the construction industry that did not yet serve. At the same time, this subsidiary worked towards increasing our cement distribution opportunities.

A step taken in that direction was the acquisition of five new mobile concrete mixers. These modern units provide excellent mobility around different construction projects, and are very easy to transport from one site to another. Having this equipment also minimizes the problem of cement mixer trucks waiting in line to provide service. With their added agility, flexibility and mobility, the mobile concrete mixers mean greater convenience and better service for our customers.

Our commitment to a quality product and a well planned capital expenditure program including the acquisition of new concrete mixer trucks has allowed our Company to sell older trucks and replace them with new modern units, thus reducing the fleet's maintenance cost.

Ready Mix Concrete, Inc. reported sales of 1,390,000 cubic yards of concrete in 2000, compared to 1,496,000 cubic yards in 1999. Operating margins were also lower than the previous year due to the continued scarcity of aggregates and its subsequent price increase. This increase in aggregates cost, added to higher oil and diesel prices, contributed to lower sales and profit margins for this subsidiary during 2000.

PHOTO

AGGREGATES AND REAL ESTATE

Aggregates, as one of the main ingredient of ready mix concrete, represent an important cost factor for this operation. This material is relatively scarce in Puerto Rico and its extraction, and manufacture are regulated, resulting in a commodity subject to frequent price fluctuations. PRCC has taken the next logical step and decided to produce its own aggregates. This move is expected to bring economies to the operation by leveling the ever-increasing prices of aggregates while securing the source of this material for ready mix concrete production.

Starting in 2001, we expect to obtain aggregates for our operations as a by-product of our development of Las Orquideas, our low-cost housing project in the Municipality of Vega Alta.

After settling some legal disputes in 1999, we began construction of the aggregate processing plant in Carolina. We expect that this operation will open in the first half of 2001. As soon as it is opened, we commence the extraction of excess raw material at Vega Alta, build the housing project and transport the excess material for the manufacturing of aggregates. PRCC has already purchased 18 new tractor trucks and dump trailers for aggregates transport.

PHOTO

The development of the housing project together with the Carolina processing plant are an integral part of our plan to develop the Company's real estate and promote business growth, as it will add a new income stream that will provide tax-exempt income and greatly enhance our operations.

OTHER SUBSIDIARIES

PACKAGING

The ST. REGIS PAPER AND BAG DIVISION increased its contribution to the Company's consolidated net income by 7.55 % to $616,000, even though its net sales dropped from $8,522,000 in 1999 to $7,971,000 in 2000. This is mainly attributable to increased operating efficiencies, which resulted in lower cost of sales and administrative expenses.

POLY BAGS AND PACKAGING, INC., which produces polypropylene bags, contributed modestly to consolidated operating income. This contribution was also the direct result of operating efficiencies, which brought economies in cost of sales and administrative expenses. However, sales decreased during this year, due to a considerable reduction in lime export business.

                                   Net Income
                                 (In millions)

                                    (Graph)

                              Net Income Per Share
                                  (In dollars)

                                    (Graph)

During 2001, PRCC will continue to seek other business opportunities in the lime and packaging businesses. We also plan to develop new uses for the polypropylene and paper bags and continue searching new markets for these products.

PHOTO

LIME

While local lime sales for 2000 were similar to those of 1999, the reduction in the demand for lime for export impacted results in our subsidiary Florida Lime Corp. Export sales for 1999 constituted 30% of total lime sales for that year, while export sales were only 7% in 2000, a reduction of 11,609 tons or 22%.

FINANCING


Ponce Capital Corporation, a subsidiary created in 1998 to provide asset-based financing to cement block manufacturers, hardware stores and ready mix concrete businesses, increased its revenues by 47%, from $502,000 in 1999 to $736,000 in 2000. An aggressive awareness program was implemented during the last quarter of 2000, promoting to our customers the services provided by this subsidiary. This financing arm will be maintained as a service and a financing alternative to our customers, so they can obtain competitive rates and low transaction costs. We believe this operation greatly benefits our customers and provides an additional income stream to PRCC.

CUSTOMER SERVICE


In addition to providing our customers with high quality products, we want to give them value added services to the point where they feel that, more than a supplier, PRCC is their business partner. With this in mind, in previous years we have implemented several service programs that complement our products, including the financing alternative of Ponce Capital Corporation and the "Banca del Ferretero" (Hardware Bankers Program). This program continues to be an excellent alternative for small and medium-sized hardware stores, that rely on our financial support for the modernization of their businesses. It also gives an additional incentive to their clients, by providing them with the financing necessary to purchase construction materials at their hardware stores. The program is being continuously revised and expanded to include modern electronic services as they become available.


We have also conducted seminars and technical presentations for construction industry members to give them a better understanding of the optimal use of our products. We also made presentations to our customers to familiarize them with our portfolio of products and all of our services. All these initiatives are backed by our technical staff and in-house laboratory.

INFORMATION TECHNOLOGY


We continued the migration to JD Edwards software technology that began in 1999. We have already implemented Phase I of the project, allowing us to integrate accounting, accounts payable, purchasing and inventory control into a standard and centralized system. Phase II implementation, which includes the migration of accounts receivable and sales, was completed in our ready mix concrete subsidiary in 2000, with the implementation in the other subsidiaries expected to be completed in 2001.

COST REDUCTION PROGRAM


Continuing our efforts to become a more efficient, lean operation, PRCC has implemented, beginning in year 2001, a comprehensive cost reduction program. This program includes, among other measures, the following:

EARLY RETIREMENT PROGRAM


The Company offered employees with over 60 years of age and 25 years of service the opportunity to retire, obtaining benefits and severance compensation according to their years of service. We believe the employees that qualify for this opportunity will benefit from the compensation package we have established, and, at the same time, PRCC will benefit from lower payroll costs after the implementation year.


                                WORKING CAPITAL
                                 (IN MILLIONS)

                                    [GRAPH]


                          CEMENT MARKET IN PUERTO RICO
                             (IN THOUSANDS OF TONS)

                                    [GRAPH]

TRANSPORTATION

[PHOTO]

We capitalized on another business opportunity with the acquisition of our main bulk cement and coal transportation carrier. With this acquisition, finalized in January 2001, we expect to generate savings in transportation expenses. The Company also created a new subsidiary during year 2000, Ponce Equipment & Maintenance Corp. ("PEMCO") to manage and administer this operation.

OTHER INITIATIVES

Administrative functions of our subsidiary Ready Mix Concrete are being consolidated into our main offices at Guaynabo. We are in the process of remodeling the office spaces to accommodate Ready Mix Concrete employees and eliminate redundant functions.

Other areas of economies that will be tackled are reduction of external professional services, increased control over overtime expenses on all the companies and the negotiation of better prices on the purchase of paper for the bag division.

ENVIRONMENT

[PHOTO]

Our commitment to the environment has blossomed inside and outside our facilities. During the year 2000, we renewed our alliance with the Puerto Rico Conservation Trust to continue the reforestation program at our cement plant and in communities in the southern region of the Island. We also established a recycling education program in our cement plant's neighboring communities.

OUTLOOK FOR 2001


We expect construction activity in Puerto Rico to continue to be strong, but at a slower pace than in 2000, reflecting the slowdown of the economy after years of strong economic expansion. Economists predict that the local economy will grow at a rate between 2.2% and 2.7% during the current fiscal year, mainly due to an increase in petroleum products price, the U.S. economic slowdown and the reduction in public investment, mostly in the construction industry.

Economists predict that the local economy will grow at a rate between 2.2% and 2.7% during the current fiscal year, mainly due to an increase in petroleum products price, the U.S. economic slowdown and the reduction in public investment, mostly in the construction industry.

Major government construction projects are coming to an end, so the large market cement consumption from these projects is expected to slow down. However, the newly elected government has indicated its intent to continue the development of infrastructure projects initiated by the previous government, particularly those related to water supply systems, transportation highways and roads, and low-cost housing. Development projects in the northern part of Puerto Rico, such as the Golden Triangle to refurbish and modernize the entrance to the city of San Juan -- includes marine ports, a convention center, hotels and residential areas -- will help to sustain the construction industry during the next several years. In addition, it is expected that the announced trans-shipment port planned to be built on the southern coast of the Island will become a reality in the near future. If this project materializes, the construction activity for that sector of the Island will enhance significantly. Finally, the reductions in interest rates expected throughout 2001 should bring new investment opportunities, thus increasing the construction activity on the Island.

                             CASH FLOW PROVIDED BY
                              OPERATING ACTIVITIES
                                  (IN MILLIONS)

                                    [GRAPH]


                               CASH FLOW PER SHARE
                                  (IN DOLLARS)

                                    [GRAPH]

MANAGEMENT

I have announced my decision to step down as the Chairman of the Board of Directors, at the Company's annual meeting on May 2nd, 2001. I am very pleased to announce the nominations of Miguel Nazario as Chairman of the Board of Directors and Chief Executive Officer, and of Antonio Luis Ferre-Rangel as President and Chief Operating Officer of the Company. With these nominations, I feel that I have accomplish one of my main responsibilities before retiring; ensuring that we keep a very capable management team in place that guarantees the execution of the Company's strategic plan. Both, Miguel and Antonio Luis have earned these positions by their great efforts during the past several years.

On looking back at 44 years of service to PRCC, I feel a great satisfaction with all the experiences lived and the goals accomplished. Throughout these years, PRCC has become a strong building block for the local construction industry and the economy.

We see the year 2001 as a great time to reap the rewards of what we have sowed. Looking ahead, I see a future full of challenges, initiatives and new goals. PRCC will continue working with renewed energy and enthusiasm, while looking for new opportunities for growth and operational efficiencies that can add additional value to your investment. Let me assure you that PRCC management is well prepared for these tasks and keenly aware of its responsibility of creating value and growth to the shareholders.

It has been an honor and a great satisfaction to serve as Chairman of Puerto Rican Cement Company. I wish to thank our Directors, Managers and all of our Employees for their support during these years. Their commitment and loyalty to our Company has helped and will continue to help make our Company the leader in the cement industry in Puerto Rico.



Sincerely,

Antonio Luis Ferre
Chairman of the Board


                              STOCKHOLDERS EQUITY
                                 (IN MILLIONS)

                                    [GRAPH]

                         PROPERTY, PLANT AND EQUIPMENT
                                 (IN MILLIONS)

                                    [GRAPH]

                               TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This section represents Management's Discussion and Analysis of the Company's consolidated financial condition and results of operations. It should be read in conjunction with the accompanying financial statements.

RESULTS OF OPERATIONS

2000 COMPARED WITH 1999

Puerto Rican Cement Company ("PRCC") reported a net income of $9.1 million on sales of $159.7 million in 2000 compared to a net income of $12.0 million on sales of $173.2 million in 1999. A reduction in the volume of sales of its products in all businesses accounted for this decrease. Revenue from realty operations increased to $778,000 in 2000, as a result of gains on the sale of undeveloped land lots.

Consolidated gross margin (excluding revenue from realty operations) decreased $10.1 million to $36.2 million in 2000, while as a percentage of sales it declined from 26.9% in 1999 to 22.7% in 2000. The decrease was the result of increases in production costs attributable to higher price for electricity, repair and shutdown costs in the cement operations, and increased material costs (principally aggregates) in the ready mix concrete business. The drop in sales also impacted the utilization of the production capacity of our plants resulting in higher average unit production costs.

Selling, general and administrative expenses decreased $3.8 million, or 14%, from $27.5 million in 1999 to $23.7 million in 2000. As a percentage of sales these expenses declined from 15.9% in 1999 to 14.8% in 2000. The decrease resulted principally from a decline of $3.2 million in legal expenses. Most of the legal expenses in 1999 as well as in 1998 were related to the case against local government agencies concluded in May 1999.

Interest expense for 2000 rose to $6.3 million, an increase of 2.5% from the $6.2 million reported in the previous year. A higher average balance of short-term borrowing outstanding during this year coupled with an increase in financial charges on loans attributable to the operations of the Company's financing operation, Ponce Capital Corporation ("PCC") drove this increase. Interest income for 2000 increased $210,000, or 5.7%, to $3.9 million principally reflecting increased revenues from PCC.

The effective tax rate for 2000 decreased to 19.2% compared to 26.0% in 1999. The decrease resulted from the combination of a lower taxable income and the use in 2000 of a higher amount of tax credits, purchased at a discount.

CEMENT SEGMENT

CEMENT OPERATIONS. Cement sales for PRCC went down 12% from 1,255,000 tons sold in 1999 to 1,100,000 in 2000. Average net selling price decreased less than 1% as the result of increases in freight expenses. On the other hand, total cement sold in Puerto Rico remained at approximately the same level as 1999 with a volume of 2,131,000 tons in 2000 compared to 2,137,000 tons in 1999. In 2000, sales for the first nine months of the year were 3% lower than in the same period of 1999 (sales during 1999 were driven up by the construction boom created in the aftermath of Hurricane Georges). During the last quarter of 2000, however, sales jumped 48,000 tons, or 10.6%, over the comparable quarter of 1999 fueled by increased government projects. This last boost in sales helped to end the year with total volumes for the Island at a level similar to the prior year. Nevertheless, due to the increased competition and market penetration by cement imports to the Island, PRCC did not capitalize on this situation, thus affecting the Company's market share. Imports compete on the base of lower prices.

As mentioned in the Chairman's message, the Company is taking immediate actions directed to strengthen its position in the market. In the face of increasing competition Management is committed to a sustained effort to increase market share and to reduce costs. To date the following actions have been implemented:

         - Improvements to cement production facilities which has increased clinker production capacity.

         - Introduction of a new type of cement, Type 1-P Portland, for selected markets.

         - Establishing, in October 2000, a new cement distribution center in the Municipality of Moca servicing the northwestern part of the Island, adding accessibility to our products and increasing our Island-wide coverage.

         - Acquisition of new mobile concrete mixers providing added agility and flexibility for the delivery of concrete by our ready mixed concrete subsidiary.

         - Acquisition, in January 2001, of all the transportation equipment of our main bulk cement and coal carrier. This purchase is expected to generate savings in transportation expenses to the Company.

         - Offering of an early retirement program to employees meeting certain requirements related to age and years of service. The program, which will be totally implemented by March 31, 2001, resulted in a 79% acceptance rate and will provide PRCC with the opportunity to reduce payroll costs.

         - Consolidation of the administrative functions of Ready Mix Concrete at our main offices eliminating redundancies in functions.

Additional cost reduction efforts are being evaluated in areas related to manufacturing, overtime expenses and costs of raw materials and supplies. We expect to see the benefits of these actions in 2001.

Gross margin for the year decreased $10.2 million from $35.5 million in 1999 to $25.4 million in 2000 partially because of the decrease in sales volume. Gross margin percentage decreased from 33.5% in 1999 to 28.1% in 2000 due to higher manufacturing costs during this year in addition to the decrease in volumes. The increase in manufacturing costs was caused by higher fuel and energy costs brought by recent spikes in oil prices around the world. Manufacturing costs for 2000 were also affected by a cement plant shutdown for a major overhaul to the Company's clinker production equipment performed during the first quarter of 2000. The five-week shutdown not only resulted in higher repair expenses for the year but also in a temporary reduction in the plant capacity utilization that increased the average cost per unit produced during that period.

READY MIX CONCRETE SEGMENT

READY MIX CONCRETE OPERATIONS. Despite a drop of 7.1% in total cubic yards sold, ready mix concrete sales decreased 4.4% from $94.5 million in 1999 to $90.4 million due to an increase of 2.9% in the average selling price per cubic yard. Income from operations declined from $2.3 million in 1999 to $877,000 in 2000. The decrease is directly related to the decrease in sales as well as an increase of 4.5% in average cost per cubic yard mainly attributed to increased aggregate costs and delivery expenses.

ALL OTHERS SEGMENT

LIME OPERATIONS. In 2000, lime operations continued to be adversely impacted by a marked decrease in export markets. Total sales volume declined from 29,500 tons in 1999 to approximately 16,200 tons in 2000, resulting in a decrease from an income of $258,000 in 1999 to a loss of $39,000 in 2000. The drop in sales resulted in
                                       21
lower production and higher average fixed costs per ton produced. Gross margin on the lime subsidiary decreased to 17% for the year 2000 compared to 20% in 1999.

MULTI-WALL PAPER BAGS OPERATIONS. Despite a decrease of 6% in sales volume, which reduced gross margin by $118,000 to $1.4 million, gross margin for the year 2000 remained at 18% as a percentage of sales, the same as in 1999. These results were obtained thanks to improved efficiencies in inventory management and added controls over manufacturing and selling, general and administrative expenses. Income from operations for 2000 improved $98,000 to $963,000.

FINANCING OPERATIONS. In 2000, PCC operations contributed with $126,000 to income before taxes compared to $136,000 in 1999. Interest income increased 47% to $736,000 as the result of an increase in loans outstanding, while financing costs increased 60% to $526,000. The increase in financing costs resulted from the additional loans outstanding plus an increase in the cost of the funds to the Company.

1999 COMPARED WITH 1998

Consolidated sales of $173.3 million for 1999 were $24.9 million higher than sales of $148.4 million in 1998. Sales in 1999 were 17% higher than in the previous year due to increases in cement and ready mix sales. Vigorous construction activity throughout the year resulted in a 21% increase in gross cement sales and a 22% increase in sales of ready mix concrete. This increase was offset by a sales decline in both the lime and paper and bags operations.

Consolidated gross margin improved from $39.7 million in 1998 to $46.6 million in 1999. This was a result of higher net sales, although it remained at approximately 27% as a percentage of sales for both years. This increase is partly due to a lower level of consolidated gross margin in 1998 caused by interruptions in clinker production schedules associated with the passage of Hurricane Georges and scheduled plant shutdown to complete an upgrade project. Consolidated gross margin was affected by an increase in the cost of aggregates used in the manufacturing of ready mix concrete, which went up as alternate sources of this material had to be found due to the increased demand for this product. In addition, higher unit production costs in the paper and bags operations caused by lower utilization of the plant production capacity, as sales in that segment decreased, also affected gross margins.

Selling, general and administrative expenses in 1999 increased $3.3 million from 1998 to $27.5 million, although they declined from 16.3% of net sales in 1998 to 15.9% in 1999. Most of this increase was associated with higher sales volumes, but it also included approximately a $450,000 increase in legal expenses related to the concluded case against local government agencies. Legal expenses mostly related to the concluded case against the local government, totaled $4.8 million in 1999 and $4.3 million in 1998. As indicated previously, the case was resolved on terms favorable to the Company and, the related work to commence the aggregates business is in progress.

Interest expense for 1999 increased $944,000, or 18%, when compared to the prior year. Approximately $244,000 of this increase was related to financial charges on loans attributable to the operations of PCC, which began operations in September of 1998. Also, as disclosed in the 1998 financial statements, the Company was audited by the Puerto Rico tax authority. This audit, which concluded in 1999, resulted in a settlement where the Company paid over $300,000 in interest. Interest income for 1999 increased $258,000, principally reflecting the revenues from the Company's new financing operations, PCC.

During 1998, PRCC reported a gain on sale of investments of approximately $1.2 million. Also included in income before taxes for that year was a $240,000 gain on the expropriation of a piece of land owned by one of the Company's subsidiaries. Excluding the effect of these two non-recurring gains in the 1998 results, income before taxes for 1999 increased by over $3.8 million, or 27%, over the adjusted 1998 figure.

The effective tax rate for 1999 increased to 26% compared to 19.6% in 1998. The increase resulted from a higher proportion of capital gains in 1998, which are taxed at lower rates than ordinary income, and a proportionately higher tax-free income during 1998.

CEMENT SEGMENT

CEMENT OPERATIONS. Reflecting a year of strong construction activity, PRCC finished 1999 with an increase of 21% in cement sales deliveries, with volumes for the year rising from 1,037,000 tons in 1998 to 1,255,000 tons in 1999. This increase was also partly a result of a decrease in sales deliveries in 1998 caused by the passage of Hurricane Georges, as discussed above. Cement selling prices for 1999 were almost at the same level as in the prior year. Gross margin in 1999 was 33.5% compared with 33.1% in 1998, remaining essentially the same. This happened despite increases of 88,000 tons, or 9.9%, in clinker production and 225,000 tons, or 21.8%, in cement production and was due principally to higher power and maintenance costs. Due to the high volume of sales during 1999, the Company had to buy clinker from external sources at a slightly higher cost than purchases made in 1998, affecting also average cost of sales for 1999.

At the beginning of 2000, the Department of Consumer Affairs of Puerto Rico abolished its regulations relating to quality standards for cement. This abolition may have the effect of increasing competition in the cement market in Puerto Rico, since competitors of the Company that have a cement product not satisfying the quality standards of the Department may now attempt to enter the Puerto Rico market. Notwithstanding, all cement sold on the Island has to comply with the "US Uniform Building Code," which will be enforced through requirements established by the Regulations and Permits Administration. Management believes that these requirements, in addition to the market conditions for cement on the Island, may be a deterrent for the imports of low quality cement.

The House of Representatives and the Senate of Puerto Rico are currently considering reversing this abolition, but is unclear what the outcome of the consideration will be. The Company is not certain what effect the abolition will have, but it may materially affect competition in the cement market.

READY MIX CONCRETE SEGMENT

READY MIX CONCRETE OPERATIONS. Ready mix concrete sales for the year were up 22%. Revenues increased $17.1 million from $77.4 million in 1998 to $94.5 million in 1999. The rise in sales resulted from increases in sales volumes and average selling prices. Operating margins in 1999 were hurt, however, by an increase of 2.6% in the average cost per unit produced. This was the result of higher aggregate costs and labor expenses. Cost of aggregate increased, as this material became scarce with the expanded level of construction experienced in 1999. The level of construction drove higher labor costs, as well as required extended delivery schedules, thus affecting delivery expenses. Finally, the last quarter of the year was affected by an unusual and extended rainy season, which also impacted labor costs.

ALL OTHERS SEGMENT

LIME OPERATIONS. Operating income for the lime operation decreased 31% to $258,000 in 1999 compared with $373,000 in 1998. This change can be attributed to a reduction of 48% in export sales, partially offset by a smaller increase in sales to local market.

MULTI-WALL PAPER BAGS OPERATIONS. In 1999, there was a marked decrease in sales volume on the small (pockets) bags division due to lower sales to a large customer. This decline affected the average cost per unit, as less production was required to meet actual sales. As a result, gross margin for the year declined from 21% in 1998 to 18% for the year 1999.

FINANCING OPERATIONS. On March 19, 1998, the Company incorporated a new subsidiary. PCC was established for the purpose of providing equipment financing, primarily to existing or prospective customers in construction and related industries. As mentioned earlier, PCC began operations during September 1998 after obtaining its license from the Commonwealth's Commissioner of Financial Institutions. In 1999, its first full year of operations, PCC contributed $136,000 to income before taxes.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, PRCC had $1.1 million in cash and cash equivalents compared with $1.6 million at December 31, 1999. Working capital increased from $57.0 million in 1999 to $63.1 million in 2000 due principally to the increase of $7.5 million in short-term investments resulting from the re-investment of matured long-term investments. The current ratio at December 31, 2000 decreased to 2.94 to 1 from 3.08 to 1 at December 31, 1999. The decrease was principally due to an increase in notes payable and short-term borrowing.

Net cash provided by operating activities totaled $15.2 million during 2000 compared to $17.3 million in 1999. Also in 2000, PRCC received cash proceeds from short-term borrowings of $4.7 million and $6.2 million from the redemption of investments held-to-maturity. These funds were used principally to finance capital expenditures of $18.8 million and pay $3.9 million in dividends. In Management's opinion, future cash flows provided by operating activities, current cash and cash equivalent balances and short-term borrowing facilities available to the Company, will be sufficient to satisfy its cash requirements in the future.

Notes and accounts receivable decreased $157,000 to $34.8 million at December 31, 2000 due partially to the decrease in consolidated sales explained above. Inventories increased $2.6 million from $36.3 million at December 31, 1999 to $38.9 million at December 31, 2000 due to larger stocks of clinker and spare parts inventory than in 1999 offset by a decrease in coal inventory. The increase in clinker inventory resulted from productions of approximately 1.1 million tons during 2000, up 88,000 tons, or 9%, over the 978,000 tons produced in 1999.

Capital expenditures for 2000 totaled $18.8 million of which $9.6 million was invested in the cement segment, $4.5 million in the ready mix concrete segment and $4.7 million in the others segment. Cement segment additions consisted principally of the installation of a $1.3 million electric power substation, and improvements and additions to equipment and machinery such as the clinker cooler and various cement mills. Expenditures in the ready mix concrete segment included the acquisition of new mobile concrete systems trucks and the modernization of and improvements to various concrete batching plants. The additions of $4.7 million in the others segment is principally related to the construction of the aggregates manufacturing facilities due to commence operations in 2001.

Long-term notes receivable increased $1.9 million to $8.2 million at December 31, 2000 due to new loans granted by PCC.

Total current liabilities, excluding the current portion of long-term debt, grew $3.6 million to $27.2 million at December 31, 2000 from $23.6 million at December 31, 1999. The increase was principally due to an increase of $4.7 million in notes payable and short-term borrowings offset by a decline of $3.3 million in income taxes payable caused by the decline in taxable income resulting from the decline in sales.

Long-term debt, including the current portion, decreased $1.2 million to $83.9 million at December 31, 2000 from $85.1 million at December 31, 1999. The decrease reflected new loans totaling $2.9 million used to finance the operations of PCC, net of $4.7 million in payments made during the year.

Puerto Rican Cement Company, Inc.
SELECTED FINANCIAL DATA
-------------------------------------------------------------------------------

                                      -----------------------------------------------------------------------------
Year ended December 31,                    2000              1999           1998            1997           1996
                                      -----------------------------------------------------------------------------
Operating revenues (1)                $160,508,914     $173,299,816    $148,377,205    $156,774,092    $149,276,622
Income before income tax                11,304,508        4,225,111      14,146,406      22,805,472      21,568,030
Tax provision                            2,169,002       16,267,935       2,765,222       6,802,261       6,879,639
Net income                               9,135,506       12,042,824      11,381,184      16,003,211      14,688,391
Net income per share                          1.76             2.29            2.11            2.91            2.66
Current assets                          95,700,614       84,481,322      91,379,856      81,725,557      86,800,526
Current liabilities                     32,517,304       27,433,111      22,528,532      18,924,124      30,481,303
Working capital                         63,183,310       57,048,211      68,851,324      62,801,433      56,319,223
Current ratio                                 2.94             3.08            4.06            4.32            2.85
Property, plant and equipment, net     173,045,701      168,650,305     162,278,187     158,610,632     143,088,242
Long-term investments                   29,926,624       39,711,592      36,587,498      46,367,581      46,980,338
Total assets                           310,534,803      304,588,826     298,769,557     291,051,116     281,203,510
Long-term debt (exclusive of
  current portion)                      78,685,546       81,365,209      80,541,666      76,179,792      67,023,200
Deferred income taxes                   29,456,239       30,787,824      32,358,532      35,859,657      33,323,351
Stockholders' equity-net               167,091,639      161,897,701     160,258,378     157,064,315     147,421,046
Dividends per share                           0.76             0.76            0.76            0.76            0.70
Cement sales, in tons                    1,100,435        1,255,482       1,037,086       1,097,453       1,038,798

---------------
(1)      Including revenue from realty operations of: 2000: $778,438; 1999:
         $104,456; 1998: $101,908; 1997: $99,012; 1996: $103,794.


FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including in this Management's Discussion and Analysis of Financial Condition and Results of Operations, that are not historical facts, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company and its businesses to be materially different from that expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions; political and social conditions; government regulations and compliance therewith; demographic changes; sales mix; pricing levels; changes in sales to, or the identity of, significant customers; changes in technology, including the technology of cement production; capacity constraints; availability of raw materials and adequate labor; availability of liquidity sufficient to meet the Company's needs; the ability to adapt to changes resulting from acquisitions or new ventures; and various other factors referred to in this Management's Discussion and Analysis. The Company could be particularly affected by weather in Puerto Rico, changes in the Puerto Rico economy, and changes in the Government of Puerto Rico or the manner in which it regulates the Company.

The Company assumes no obligation to update forward-looking statements to reflect actual results or changes in or additions to the factors affecting such forward-looking statements.

PRICEWATERHOUSECOOPERS [LOGO]



                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of income, comprehensive income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
San Juan, Puerto Rico
February 23, 2001


CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)

License No. 216 Expires December 1, 2001
Stamp 1685085 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------

                                                             2000                  1999                  1998
                                                         -------------         -------------         -------------
Net sales                                                $ 159,730,476         $ 173,195,360         $ 148,275,297
Revenue from realty operations, net                            778,438               104,456               101,908
                                                         -------------         -------------         -------------
                                                           160,508,914           173,299,816           148,377,205
                                                         -------------         -------------         -------------
Cost and expenses, including depreciation,
  depletion and amortization of $14,947,186
  (1999 - $14,049,346; 1998 - $13,331,479):
    Cost of sales                                          123,420,277           126,738,540           108,706,775

    Selling, general and administrative expenses            23,670,105            27,508,008            24,205,913
                                                         -------------         -------------         -------------

                                                           147,090,382           154,246,548           132,912,688
                                                         -------------         -------------         -------------

Income from operations                                      13,418,532            19,053,268            15,464,517
                                                         -------------         -------------         -------------

Other expense (income):
  Interest and financial charges, net of interest
    charged to construction                                  6,317,170             6,160,542             5,216,096
  Interest income                                           (3,865,751)           (3,655,997)           (3,398,485)
  Gain on sale of investments                                       --                    --            (1,174,705)
  Other                                                       (337,395)              280,788               675,205
                                                         -------------         -------------         -------------

                                                             2,114,024             2,785,333             1,318,111
                                                         -------------         -------------         -------------

Income before income taxes                                  11,304,508            16,267,935            14,146,406
                                                         -------------         -------------         -------------

Provision for income taxes:
  Current                                                    3,500,587             5,795,819             6,080,332
  Deferred                                                  (1,331,585)           (1,570,708)           (3,315,110)
                                                         -------------         -------------         -------------

                                                             2,169,002             4,225,111             2,765,222
                                                         -------------         -------------         -------------
         Net income                                      $   9,135,506         $  12,042,824         $  11,381,184
                                                         =============         =============         =============

Earnings per share:
  Basic and diluted net income per share                 $        1.76         $        2.29         $        2.11
                                                         =============         =============         =============



   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                                           2000                1999
                                                                       ------------        ------------
                                         ASSETS
 Cash and cash equivalents                                             $  1,141,378        $  1,630,750
 Short-term investments                                                  13,534,460           6,001,346
 Notes and accounts receivable, net                                      34,811,499          34,968,168
 Inventories                                                             38,923,484          36,301,359
 Prepaid expenses                                                         7,289,793           5,579,699
                                                                       ------------        ------------

             Total current assets                                        95,700,614          84,481,322

 Property, plant and equipment, net                                     173,045,701         168,650,305
 Long-term investments                                                   29,926,624          39,711,592
 Long-term notes receivable                                               8,169,044           6,225,351
 Other assets                                                             3,692,820           5,520,256
                                                                       ------------        ------------

            Total assets                                               $310,534,803        $304,588,826
                                                                       ============        ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
   Notes payable and short-term borrowing                              $  5,939,989        $    654,157
   Current portion of long-term debt                                      5,247,578           3,805,714
   Accounts payable                                                      10,635,418           8,679,411
   Accrued liabilities                                                    8,984,329           9,233,146
   Dividends payable                                                        985,392             985,392
   Income taxes payable                                                     724,598           4,075,291
                                                                       ------------        ------------
                Total current liabilities                                32,517,304          27,433,111
                                                                       ------------        ------------
 Long-term liabilities:
   Long-term debt, less current portion                                  78,685,546          81,365,209
   Deferred income taxes                                                 29,456,239          30,787,824
   Other long-term liabilities                                            2,784,075           3,104,981
                                                                       ------------        ------------
                Total long-term liabilities                             110,925,860         115,258,014
                                                                       ------------        ------------
                Total liabilities                                       143,443,164         142,691,125
                                                                       ------------        ------------
 Stockholders' equity:
   Preferred stock, authorized 2,000,000 shares of $5.00
     par value each; none issued
   Common stock, authorized 20,000,000 shares of $1.00
       par value each; 6,000,000 shares issued                            6,000,000           6,000,000
   Additional paid-in capital                                            14,702,914          14,702,914
   Retained earnings                                                    169,414,979         164,221,041
                                                                       ------------        ------------
                                                                        190,117,893         184,923,955
     Less - 813,726 shares of common stock
        in treasury, at cost                                             23,026,254          23,026,254
                                                                       ------------        ------------
                Total stockholders' equity                              167,091,639         161,897,701
                                                                       ------------        ------------
 Commitments and contingent liabilities
                                                                       ------------        ------------

                Total liabilities and stockholders' equity             $310,534,803        $304,588,826
                                                                       ============        ============


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
-------------------------------------------------------------------------------

                                                                2000               1999                 1998
                                                             ----------        ------------         ------------
Net income                                                   $9,135,506        $ 12,042,824         $ 11,381,184
                                                             ----------        ------------         ------------

Other comprehensive income, before tax:
    Unrealized gain on available-for-sale
      securities:
       Unrealized gain arising during the period                     --                  --              420,945
       Reclassification of realized gain included
         in net income                                               --                  --           (1,174,705)
                                                             ----------        ------------         ------------

                                                                     --                  --             (753,760)

    Income taxes related to items of other
      comprehensive income                                           --                  --              186,015
                                                             ----------        ------------         ------------

                                                                     --                  --             (567,745)
                                                             ----------        ------------         ------------

    Comprehensive income                                     $9,135,506        $ 12,042,824         $ 10,813,439
                                                             ----------        ------------         ------------

   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

                                                               2000                1999                 1998
                                                           ------------        ------------         ------------
Common stock:
    Balance at beginning and end of year                   $  6,000,000        $  6,000,000         $  6,000,000
                                                           ------------        ------------         ------------

Additional paid-in capital:
    Balance at beginning and end of year                     14,702,914          14,702,914           14,702,914
                                                           ------------        ------------         ------------

Accumulated other comprehensive income:
    Balance at January 1                                             --                  --              567,745
    Other comprehensive income                                       --                  --             (567,745)
                                                           ------------        ------------         ------------

    Balance at December 31                                           --                  --                   --
                                                           ------------        ------------         ------------

Retained earnings:
    Balance at January 1                                    164,221,041         156,170,341          148,878,203
    Net income                                                9,135,506          12,042,824           11,381,184
    Dividends declared of $0.76 per share                    (3,941,868)         (3,992,124)          (4,089,046)
                                                           ------------        ------------         ------------

    Balance at December 31                                  169,414,979         164,221,041          156,170,341
                                                           ------------        ------------         ------------

Treasury stock:
    Balance at January 1                                    (23,026,254)        (16,614,877)         (13,084,547)
    Treasury shares acquired                                         --          (6,411,377)          (3,530,330)
                                                           ------------        ------------         ------------

    Balance at December 31                                  (23,026,254)        (23,026,254)         (16,614,877)
                                                           ------------        ------------         ------------

Total stockholders' equity                                 $167,091,639        $161,897,701         $160,258,378
                                                           ------------        ------------         ------------


   The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------

                                                                        2000                 1999                 1998
                                                                    ------------         ------------         ------------
Cash flows from operating activities:
  Net income                                                        $  9,135,506         $ 12,042,824         $ 11,381,184
                                                                    ------------         ------------         ------------
  Adjustments to reconcile net income to net
     cash provided by operating activities:
        Depreciation and depletion                                    14,891,975           13,994,135           13,276,268
        Amortization of goodwill                                          55,211               55,211               55,211
        Provision for doubtful accounts                                1,005,000              420,230              145,424
        Accretion of discounts on investments                         (1,972,146)          (2,306,657)          (2,627,384)
        Provision for deferred income taxes                           (1,331,585)          (1,570,708)          (3,315,110)
        (Gain) loss on sale of property, plant and equipment            (169,220)             106,855             (225,804)
        Gain on sale of investments                                                                             (1,174,705)
        Changes in assets and liabilities:
          Increase in accounts receivable                             (1,838,802)          (5,037,764)            (844,922)
          Increase in inventories                                     (2,622,125)          (2,355,419)          (1,060,197)
          Increase in prepaid expenses                                (1,805,533)            (492,481)            (554,148)
          Decrease (increase) in other assets                            772,278           (1,024,683)            (258,649)
          Increase (decrease) in accounts payable                      2,684,487             (140,663)           1,976,818
          (Decrease) increase in accrued liabilities                    (248,817)           1,008,172            1,149,814
          (Decrease) increase in income taxes payable                 (3,350,693)           2,617,253             (733,271)
          (Decrease) increase in long-term liabilities                   (54,143)              22,532               59,221
                                                                    ------------         ------------         ------------

          Total adjustments                                            6,015,887            5,296,013            5,868,566
                                                                    ------------         ------------         ------------

          Net cash provided by operating activities                   15,151,393           17,338,837           17,249,750
                                                                    ------------         ------------         ------------

Cash flows from investing activities:
  Issuance of notes receivable                                        (2,980,802)          (5,150,492)          (3,849,309)
  Collections on notes receivable                                      2,027,580            1,346,889              540,108
  Capital expenditures                                               (18,845,785)         (20,703,609)         (17,699,254)
  Proceeds from sale of property, plant and equipment                    417,766              230,501              981,236
  Proceeds from sale of investments available-for-sale                                                          13,248,180
  Proceeds from sale of short-term investments                                                                   1,711,408
  Redemptions and maturities of investments                            6,224,000           19,108,000           10,710,000
  Purchase of investments held-to-maturity                            (2,000,000)          (9,860,135)         (16,360,398)
                                                                    ------------         ------------         ------------

          Net cash used in investing activities                      (15,157,241)         (15,028,846)         (10,718,029)
                                                                    ------------         ------------         ------------

Cash flows from financing activities:
  Purchase of treasury stock                                                  --           (6,411,377)          (3,530,330)
  Increase (decrease) in notes payable and
     short-term borrowings                                             4,695,843              103,384             (117,951)
  Proceeds from loans                                                  2,900,000            5,249,000            7,000,000
  Payment of principal on long-term debt                              (4,137,799)          (3,072,392)          (1,295,258)
  Dividends paid                                                      (3,941,568)          (4,028,756)          (4,102,916)
                                                                    ------------         ------------         ------------

          Net cash used in financing activities                         (483,524)          (8,160,141)          (2,046,455)
                                                                    ------------         ------------         ------------

(Decrease) increase in cash and cash equivalents                        (489,372)          (5,850,150)           4,485,266

Cash and cash equivalents at beginning of year                         1,630,750            7,480,900            2,995,634
                                                                    ------------         ------------         ------------

Cash and cash equivalents at end of year                            $  1,141,378         $  1,630,750         $  7,480,900
                                                                    ============         ============         ============
Supplemental cash flow disclosure:
  Interest paid                                                     $  7,109,000         $  6,135,000         $  5,611,000
                                                                    ============         ============         ============
  Income taxes paid                                                 $  7,238,000         $  3,488,000         $  6,197,000
                                                                    ============         ============         ============


   The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

-------------------------------------------------------------------------------

NOTE 1

REPORTING ENTITY AND SUMMARY OF ACCOUNTING POLICIES.

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

- Debt and equity securities not classified as either held-to-maturity or trading are classified as investments available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, in a separate component of stockholders' equity.

At December 31, 2000 and 1999, all investment securities held by the Company were classified as held-to-maturity.

Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method. Realized gains or losses on securities are reported in earnings. When computing realized gains or losses, the cost of securities is determined on the specific identification method.

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

INTEREST CHARGED TO CONSTRUCTION

The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled approximately $353,000 and $406,000 in 2000 and 1999, respectively.

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

EARNINGS PER SHARE

Earnings per share ("EPS") are computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding was 5,186,274 in 2000, 5,266,607 in 1999 and 5,392,491 in
1998. The Company has no dilutive or potentially dilutive securities outstanding. Accordingly, there is no difference between basic and diluted EPS.

PROFIT RECOGNITION ON SALES OF REAL ESTATE

Land and development costs are allocated proportionately to lots sold based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collection of such income is not reasonably assured and revenue therefore is not measurable.

TREASURY STOCK

Treasury stock is carried at cost.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform with the 2000 presentation.

ACCOUNTING FOR DERIVATIVE AND SIMILAR FINANCIAL INSTRUMENTS AND FOR HEDGING ACTIVITIES

At December 31, 2000 and 1999, the Company did not carry derivative financial instruments. The Company adopted the statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities", effective July 1, 1998. As permitted by this Statement, upon its adoption, the Company reclassified to available-for-sale investments that were previously classified as held-to-maturity. These investments had a book value of $7,842,000 and a market value of $8,033,000.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

Transfer and Servicing of Financial Assets and Extinguishment of Liabilities

The Financial Accounting Standard Board ("FASB") recently issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS 125." SFAS 140 revises the standards for accounting for security transactions and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. SFAS 140 is effective on transactions occurring after March 31, 2000. Management considers that the impact of SFAS 140 on the Company's financial statements is not significant.

NOTE 2
NOTES AND ACCOUNTS RECEIVABLE
--------------------------------------------------------------------------------

                                                      2000               1999
                                                  -----------        -----------
    Notes receivable:
     Trade                                        $    17,558        $   242,529
     Other                                          2,408,128          3,302,907
                                                  -----------        -----------

                                                    2,425,686          3,545,436
                                                  -----------        -----------
    Accounts receivable:
     Trade                                         30,858,699         29,975,647
     Employees and affiliated companies               415,855            489,134
     Other                                          2,088,070          2,058,910
                                                  -----------        -----------

                                                   33,362,624         32,523,691

     Less - Allowance for doubtful accounts           976,811          1,100,959
                                                  -----------        -----------

                                                   32,385,813         31,422,732
                                                  -----------        -----------

                                                  $34,811,499        $34,968,168
                                                  ===========        ===========

NOTE 3
INVENTORIES
--------------------------------------------------------------------------------
   Inventories at December 31, consist of:

                                                      2000               1999
                                                  -----------        -----------
Finished products                                 $ 2,423,978        $ 2,434,617
Work-in-process                                     9,310,782          7,026,102
Raw materials                                       4,426,962          3,894,011
Coal and fuel oil                                     589,118          2,011,451
Maintenance and operating supplies                 21,545,872         20,011,973
Land for sale                                         626,772            923,205
                                                  -----------        -----------

                                                  $38,923,484        $36,301,359
                                                  ===========        ===========

NOTE 4.

PROPERTIES, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------

Property, plant and equipment at December 31, consist of:

                                           USEFUL LIFE
                                             IN YEARS         2000                 1999
                                          -------------   -------------        -------------
Land and quarries                                         $  16,606,592        $ 16,126,838
Buildings and structures                         50          50,927,723          47,901,085
Machinery and equipment                        5-20         138,286,584         128,578,361
Pollution control equipment                      25          33,421,036          32,745,736
Automobiles and trucks                         3-10          31,067,066          29,482,127
Rental property                                  10             653,524             653,524
Construction in progress                                      9,779,672           6,493,533
                                                           ------------        ------------

                                                            280,742,197         261,981,204
Less - Accumulated depreciation
  and depletion                                             107,696,496          93,330,899
                                                           ------------        ------------

                                                           $173,045,701        $168,650,305
                                                           ============        ============


NOTE 5

INVESTMENT

-------------------------------------------------------------------------------

The carrying and market values, and scheduled maturities of investments at December 31, are as follows:

                                                             2000                                 1999
                                                 AMORTIZED           MARKET            AMORTIZED            MARKET
                                                   COST               VALUE              COST                VALUE
                                                -----------        -----------        -----------        -----------
Short-term investments held-to-maturity,
  at amortized cost:

Municipal and U.S.
 Government agency securities                   $ 9,813,626        $ 9,792,934        $ 1,361,693        $ 1,352,941

U.S. Treasury securities                          3,720,834          3,703,150          4,639,653          4,592,494
                                                -----------        -----------        -----------        -----------
                                                $13,534,460        $13,496,084        $ 6,001,346        $ 5,945,435
                                                ===========        ===========        ===========        ===========

Long-term investments held-to-maturity,
 at amortized cost:

U.S. Treasury securities
   Due from 1 to 5 years                                 --                 --        $ 3,545,342        $ 3,469,750
                                                -----------        -----------        -----------        -----------

   Due after 10 years                           $23,226,624        $28,284,200         21,687,760         21,853,300
                                                -----------        -----------        -----------        -----------

                                                 23,226,624         28,284,200         25,233,102         25,323,050
                                                -----------        -----------        -----------        -----------

Municipal and U.S.
 Government agency securities
   Due from 1 to 5 years                          6,700,000          6,700,000         14,478,490         14,267,056
                                                -----------        -----------        -----------        -----------

                                                $29,926,624        $34,984,200        $39,711,592        $39,590,106
                                                ===========        ===========        ===========        ===========

-------------------------------------------------------------------------------

The scheduled maturities of investments, based on their carrying values, at December 31, 2000, are summarized below:

Due within one year                                                      $ 13,534,460
Due within 1 to 5 years                                                     6,700,000
Due after 10 years                                                         23,226,624
                                                                         ------------

                                                                         $ 43,461,084
                                                                         ------------

 Gross and net unrealized gains and losses at December 31, amounted to:

                                                                             2000               1999
                                                                          -----------        ----------
Gross unrealized gains                                                    $ 5,058,206        $  826,782
Gross unrealized losses                                                       (39,006)       (1,004,179)
                                                                          -----------        ----------

Net unrealized gain (loss)                                                $ 5,019,200        $ (177,397)
                                                                          -----------        ----------


No purchases nor sales of available-for-sale investments occurred during 2000 and 1999. Gross proceeds and gross realized gain from the sale of available-for-sale investments in 1998, amounted to $13,248,000 and $1,175,000, respectively.

During 1998, gross proceeds from the sale of short-term investments held-to-maturity amounted to $1,711,000. These securities were sold near their maturity.


===============================================================================
NOTE 6

OTHER ASSETS
-------------------------------------------------------------------------------

Other assets at December 31, consist of:

                                                                             2000               1999
                                                                          ----------         ----------
     Investment in real estate                                            $   94,533         $   94,533
     Goodwill, net of accumulated amortization
      of $277,846 (1999 - $222,635)                                        1,375,687          1,430,898
     Other long-term assets                                                2,509,015          3,994,825
                                                                          ----------         ----------

                                                                          $3,979,235         $5,520,256
                                                                          ==========         ==========

NOTE 7

ACCRUED LIABILITIES
-------------------------------------------------------------------------------
Accrued liabilities at December 31, consist of:


                                                                  2000              1999
                                                              -----------       -----------
     Accrued taxes other than on income                       $ 1,780,909       $ 1,466,892
     Accrued payroll expenses                                   3,432,313         3,592,073
     Accrued interest payable                                   2,278,915         2,302,510
     Other accrued liabilities                                  1,492,192         1,871,671
                                                              -----------       -----------

                                                              $ 8,984,329       $ 9,233,146
                                                              -----------       ------------


===============================================================================


NOTE 8

SHORT-TERM BORROWING
--------------------------------------------------------------------------------



The Company has lines of credit available for short-term borrowing and for discount of trade notes receivable in the aggregate amount of $42,000,000. However, under other loan agreements with financial institutions, the Company may discount trade notes receivable up to $10,000,000 through 2000. No commitment fees are paid on these credit facilities.

The maximum aggregate short-term borrowing outstanding at any month-end was $7,300,000 in 2000 and $2,500,000 in 1999. The approximate average aggregate short-term borrowing outstanding during the year was approximately $5,719,000 in 2000 and $56,000 in 1999. The weighted average interest rate of such borrowings computed annually was 6.92% during 2000 and 5.94% during 1999.

At December 31, 2000, short-term borrowings amounted to $5,350,000. There were no borrowings outstanding under these facilities at December 31, 1999.

CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9

LONG-TERM DEBT
-------------------------------------------------------------------------------


Long-term debt at December 31, consist of:

                                                                                      2000               1999
                                                                                   -----------        -----------
7.29% Series A Senior Secured Notes, payable in full on
 January 27, 2017, interest payable semiannually                                   $50,000,000        $50,000,000

7.34% Series B Senior Secured Notes, payable in full on
 January 27, 2017, interest payable semiannually                                    20,000,000         20,000,000

7.15% (1999 - 6.32%) variable rate note, payable in quarterly installments of $200,000 from 1999 to 2000, followed by quarterly installments of
 $500,000 in 2001 and 2002; interest payable monthly                                 4,000,000          4,800,000

Drawings on $12 million revolving credit facility due in sixty equal monthly installments of $75,000 commencing in December 1998 through August
 1999; and of $141,667 from September 1999, interest payable monthly
 ranging from 5.85% to 7.00%                                                         8,115,552          7,258,333

Drawing on $2.5 million revolving credit facility due in sixty equal monthly installments of $41,667 commencing in November
 1998, interest payable monthly at 5.34%                                             1,416,658          1,916,662

7.00% notes payable, due in installments until July 2001                               150,000            347,772

Other, interest ranging from 3.75% to 5.75% due in monthly
 installments from May 1999 to July 2001                                               250,914            848,156
                                                                                   -----------        -----------

          Total                                                                     83,933,124         85,170,923

          Less - Current portion                                                     5,247,578          3,805,714
                                                                                   -----------        -----------

          Total long-term debt                                                     $78,685,546        $81,365,209
                                                                                   ===========        ===========


The Series A and Series B Senior Secured Notes are secured by a $70 million zero-coupon U.S. Treasury bond pledged as collateral. The bond was purchased for $17.6 million in December 1996 and will accrue to $70 million shortly after the maturity of the Notes. This bond is included in long-term investments held-to-maturity.

         Aggregate maturities of long-term debt at December 31, 2000, are as follows:


                   YEARS                                  AMOUNT
                   -----                                  ------
                   2001                              $   5,247,578
                   2002                                  4,846,668
                   2003                                  2,535,547
                   2004                                  1,013,333
                   2005                                    289,998
                   2006 and thereafter                  70,000,000
                                                     -------------
                                                     $  83,933,124
                                                     =============


         In September 1985, the Company restructured the terms of its outstanding debt with the Government Development Bank for Puerto Rico ("GDB"). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed with no interest or principal payments required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB, not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $45.6 million at December 31, 2000 (1999 - $43.7 million).

         The Series A and Series B Senior Secured Notes and other loan agreements impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (See Note 8), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 2000, the Company was in compliance with the provisions of the loan agreements.

         NOTE 10

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

         The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:

                                                          2000                        1999                      1998
                                                 -----------------------    ------------------------   -----------------------
                                                                 % OF                        % OF                       % OF
                                                                PRE-TAX                     PRE-TAX                    PRE-TAX
                                                    AMOUNT       INCOME        AMOUNT       INCOME        AMOUNT       INCOME
                                                 -----------    --------    -----------     --------   -----------    ---------
Computed tax provision                           $ 4,408,758      39.0      $ 6,344,495      39.0      $ 5,517,098      39.0

Increase (decrease) in taxes resulting from:
 Exempt interest earned                           (1,123,203)     (9.9)      (1,177,897)     (7.2)      (1,229,030)     (8.7)
 Interest deducted for tax but not
     for financial statements                       (698,223)     (6.2)        (698,223)     (4.3)        (698,223)     (4.9)
 Discount on income tax credits                     (442,660)     (3.9)        (122,150)     (0.8)        (712,000)     (5.0)
 Valuation allowance on carryforward
    losses of subsidiary                                                                                   280,000       2.0
 Effect of capital gain preferential rate                                                                 (196,071)     (1.4)
 Other items                                          24,330       0.2         (121,114)     (0.7)        (196,552)     (1.4)
                                                 -----------      ----      -----------      ----      -----------     -----
                                                 $ 2,169,002      19.2      $ 4,225,111      26.0      $ 2,765,222      19.6
                                                 ===========      ====      ===========      ====      ===========     =====


The deferred tax assets and liabilities at December 31, are as follows:


                                                                2000                                       1999
                                                    DEFERRED                 DEFERRED           DEFERRED             DEFERRED
                                                   TAX ASSETS            TAX LIABILITIES       TAX ASSETS         TAX LIABILITIES
                                                  -----------            ---------------      -----------         ---------------
 Current:
 Prepaid pension cost                                                     $  1,158,706                             $  1,325,329
 AMT credit                                                                                   $   155,487
 Allowance for doubtful accounts                  $   380,956                                     263,602

 Non-current:
 Post-retirement benefit liability                  1,085,789                                   1,210,943
 Property, plant and equipment                                              29,942,197                               31,240,323
 Other                                                177,919                                     174,739                26,943
                                                  -----------             ------------        -----------          ------------
 Total deferred tax asset/liability               $ 1,644,664               31,100,903        $ 1,804,771            32,592,595
                                                  ===========             ============        ===========          ============
 Net deferred tax liability                                               $ 29,456,239                             $ 30,787,824
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

         One of the Company's subsidiaries has net operating losses available to reduce future taxable income amounting to $893,000 which expire between 2004 and 2006.

         The subsidiaries' aggregate retained earnings amounted to $28,760,000 at December 31, 2000, (1999 - $27,702,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided on such earnings.

         NOTE 11

         EMPLOYEE BENEFIT PLANS

         The following table sets forth the Company's pension and post-retirement benefit obligations and amounts recognized in the Company's consolidated balance sheet at December 31:


                                                                PENSION BENEFITS                    OTHER BENEFITS
                                                             2000              1999               2000           1999

Change in benefit obligation
   Benefit obligation at beginning of year              $ 28,885,569       $ 31,476,642       $ 2,632,683       $ 2,924,705
   Service cost                                              676,674            798,783            51,124            59,001
   Interest cost                                           2,213,161          2,068,008           201,298           190,327
   Actuarial gain (loss)                                     502,847         (3,814,678)          103,811          (301,269)
   Benefits paid                                          (1,817,291)        (1,643,186)         (275,690)         (240,081)
                                                        ------------       ------------       -----------       -----------

   Benefit obligation at end of year                      30,460,960         28,885,569         2,713,226         2,632,683
                                                        ------------       ------------       -----------       -----------

Change in plan assets
   Fair value of plan assets at beginning
    of year                                               33,419,572         34,959,475                --                --
   Actual return on plan assets                           (1,687,066)           103,283                --                --
   Benefits paid                                          (1,817,291)        (1,643,186)               --                --
                                                        ------------       ------------       -----------       -----------

   Fair value of plan assets at end of year               29,915,215         33,419,572                --                --
                                                        ------------       ------------       -----------       -----------

   Funded status - Fair value of plan
     assets (less) greater than benefit obligation          (545,745)         4,534,003        (2,713,226)       (2,632,683)
   Unrecognized net actuarial loss (gain)                  3,093,318         (2,038,376)          (70,849)         (174,660)
   Unrecognized prior service cost                           483,262            633,281
   Unrecognized portion of transition
     asset at January 1, 1987, being
     recognized over 15 years                                (59,794)          (152,759)
                                                        ------------       ------------       -----------       -----------

   Prepaid (accrued) benefit cost                       $  2,971,041       $  2,976,149       $(2,784,075)      $(2,807,343)
                                                        ============       ============       ===========       ===========

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligation and the projected benefit obligation were as follows:


                                                              Pension Benefits           Other  Benefits
                                                              -----------------         -----------------
                                                              2000         1999         2000         1999
                                                              ----         ----         ----         ----
Weighted average assumptions as of December 31:
  Discount rate                                               7.75%        8.00%        7.75%        8.00%
  Expected return on plan assets                              9.00%        9.00%          --           --
  Rate of compensation increase                               5.50%        5.50%        5.25%        5.25%


In measuring the post-retirement healthcare and life insurance benefit obligation for 2000, the Company assumed a 9.5% annual rate of increase in the per-capita cost of covered healthcare benefits. The rate is assumed to decrease gradually to 5.5% through the year 2019 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:


                                                                     2000                        1999
                                                            ---------------------       -----------------------
                                                                1%         1%             1%             1%
                                                            Increase    Decrease       Increase       Decrease
                                                            ---------   ---------      --------       --------
Effect on total of service and interest cost components     $  18,563   $ (16,627)       $  18,551     $ (16,623)
Effect on post-retirement benefit obligation                $ 132,585   $(124,823)       $ 128,831     $(121,245)


 The components of net periodic benefit cost are as follows:

                                                  Pension Benefits                            Other Benefits
                                       ---------------------------------------      ------------------------------------
                                         2000           1999           1998           2000          1999          1998
                                       ---------      ---------      ---------      ---------     ---------     --------
Service cost                           $ 676,674      $ 798,783      $ 745,360      $  51,124     $  59,001     $ 58,821
Interest cost                          2,213,161      2,068,008      1,998,007        201,298       190,327      190,161
Expected return on plan assets         2,905,775     (3,021,620)    (3,167,252)
Amortization of transition asset         (92,965)       (92,965)       (92,965)
Amortization of prior service cost       150,019        150,081        150,081
Recognized net actuarial gain            (35,944)      (110,733)
                                       ---------      ---------      ---------      ---------     ---------     --------
Net periodic cost (credit)             $   5,170      $ (97,713)     $(477,502)     $ 252,422     $ 249,328     $248,982
                                       =========      =========      =========      =========     =========     ========

         The following table provides the amounts recognized in the statement of financial position as of December 31, 2000 and 1999:

                                         PENSION BENEFITS                          OTHER BENEFITS
                                     2000                 1999                2000               1999
                                 -----------         -----------         ------------        ------------
Prepaid benefit cost             $ 3,354,790         $ 3,398,280         $         --        $         --
Accrued benefit liability           (464,111)           (417,741)          (2,784,075)         (3,104,981)
                                 -----------         -----------         ------------        ------------

Net amount recognized            $ 2,890,679         $ 2,980,539         $ (2,784,075)       $ (3,104,981)
                                 ===========         ===========         ============        ============



         Ready Mix Concrete, one of the Company's subsidiaries, also sponsors a defined contribution profit sharing plan covering substantially all of its non-union employees. Company contributions consist of a match of employee pre-tax contributions, and a profit sharing contribution. The profit sharing contribution, if any, is allocated to all eligible employees based on salary and years of services. With respect to such plan, the Company expensed approximately $190,000, $192,000, and $155,000 during the years ended December 31, 2000, 1999 and 1998, respectively.


NOTE 12

The following table presents the required segment information:

                                                 CEMENT OPERATIONS                          READY MIX OPERATIONS
(All amount in thousands)            2000             1999            1998           2000           1999         1998
                                   --------        --------        --------        -------        -------        -------
Revenue from customers             $ 63,568        $ 70,660        $ 59,587        $90,380        $94,522        $77,369
Intersegment revenues                28,885          35,324          28,709             --             --             --
                                   --------        --------        --------        -------        -------        -------

                                     92,453         105,984          88,296         90,380         94,522         77,369
Depreciation, depletion and
    amortization                      9,688           8,918           8,685          4,797          4,558          4,241
Other operating expenses             71,867          81,436          68,029         84,706         87,663         70,625
                                   --------        --------        --------        -------        -------        -------

Operating profit                   $ 10,898        $ 15,630        $ 11,582        $   877        $ 2,301        $ 2,503
                                   --------        --------        --------        -------        -------        -------

Other charges, net
Income tax provision

Net income

Capital expenditures               $ 13,969        $  7,315        $ 10,295        $ 4,810        $12,418        $ 5,640
                                   --------        --------        --------        -------        -------        -------

Identifiable assets:
    Segment assets                 $241,482        $204,771        $212,919        $60,571        $61,723        $49,371
                                   --------        --------        --------        -------        -------        -------
    Corporate assets

Total assets

         NOTE 12

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



         ALL OTHER SEGMENTS                          INTERSEGMENT ELIMINATIONS                             TOTAL
  2000           1999         1998           2000            1999            1998           2000            1999            1998
--------      --------      --------      ---------       ---------       ---------      ---------       ---------      ----------
$  6,561      $  8,118      $ 11,421                                                     $ 160,509       $ 173,300      $  148,377
   4,884         4,818         3,946      $ (33,769)      $ (40,142)      $ (32,655)            --              --              --
--------      --------      --------                                                     ---------       ---------      ----------

  11,445        12,936        15,367                                                       160,509         173,300         148,377

     462           573           405                                                        14,947          14,049          13,331
   9,333        11,240        13,588        (33,763)        (40,141)        (32,660)       132,143         140,198         119,582
--------      --------      --------      ---------       ---------       ---------      ---------       ---------      ----------
$  1,650      $  1,123      $  1,374      $      (6)      $      (1)      $       5         13,419          19,053          15,464
--------      --------      --------      ---------       ---------       ---------

                                                                                             2,114           2,785           1,318
                                                                                             2,169           4,225           2,765
                                                                                         ---------       ---------      ----------
                                                                                         $   9,136       $  12,043      $   11,381
                                                                                         ---------       ---------      ----------

$     67      $    971      $  1,764                                                     $  18,846       $  20,704      $   17,699
--------      --------      --------                                                     ---------       ---------      ----------


$ 61,907      $ 50,877      $ 38,119      $(100,101)      $  62,122       $ (62,861)     $ 263,859       $ 255,249       $ 237,548
--------      --------      --------      ---------       ---------       ---------
                                                                                            46,676          49,340          61,222
                                                                                         ---------       ---------      ----------

                                                                                         $ 310,535       $ 304,589       $ 298,770
                                                                                         =========       =========      ==========

NOTE 13

LEASE COMMITMENTS

The company and its subsidiaries lease certain facilities and equipment under operating lease agreements. Rental expense under such agreements totaled approximately $1,259,000 in 2000, $817,000 in 1999 and $928,000 in 1998.

At December 31, 2000, the approximate future minimum lease payments under noncancellable operating leases were as follows:

-------------------------------------------------------------------------------

             YEARS                                               AMOUNT
             -----                                             -----------

             2001                                             $    932,820
             2002                                                  807,536
             2003                                                  751,477
             2004                                                  676,088
             2005                                                  368,968
             2006 and thereafter                                   717,250
                                                              ------------

                                                              $  4,254,139
                                                              ============

NOTE 14

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

OTHER CURRENT FINANCIAL INSTRUMENTS

The carrying amount of notes and accounts receivable, notes payable, accounts payable and other current liabilities approximate fair value due to their short term to maturity.


--------------------------------------------------------------------------------


The carrying amount and estimated fair values of these financial instruments at December 31, are as follows (in thousands):


                                                        2000                          1999
                                              CARRYING        FAIR          CARRYING        FAIR
                                               AMOUNT         VALUE          AMOUNT         VALUE
                                              --------        -----         --------       -------
Cash and cash equivalents                     $ 1,141        $ 1,141        $ 1,631        $ 1,631
Short-term investments                         13,534         13,496          6,001          5,945
Notes and accounts receivable                  34,811         34,811         34,968         34,968
Long-term investments                          29,927         34,984         39,712         39,590
Long-term notes receivable                      8,169          8,972          6,225          6,036
Notes payable                                   5,940          5,940            654            654
Accounts payable and other liabilities         21,330         21,330         22,973         22,973
Long-term debt                                 83,933         81,008         85,171         79,912

         LONG-TERM DEBT

         The fair value of the Company's long-term debt is estimated using discounted cash flow techniques based on the current rates offered to the Company for debt of the same remaining maturities.


         NOTE 15

         CONTINGENT LIABILITIES AND OTHER COMMITMENTS

         The Company is obligated to purchase, under a long-term supply contract, a minimum of 100,000 metric tons of coal annually through the year 2005. This contract was rescinded by the Company during December 2000 under one of the contract clauses. Purchases under the contract amounted to $4,555,000 in 2000, $5,747,000 in 1999 and $6,884,000 in
         1998, and exceeded the minimum amount required by the contract.

         NOTE 16

         LEGAL PROCEEDINGS

         On May 10, 1999, the Company entered into a comprehensive settlement with Government of Puerto Rico and various other parties relating to disputes involving its Vega Alta and Guanica projects.

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

         The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the advise of its legal counsel, that the outcome of these legal matters will not significantly affect the Company's financial position or results of operations.

         NOTE 17

         STOCKHOLDERS' EQUITY

         In 1999 and 1998 the Company purchased 192,800 shares and 73,000 shares, respectively, of its outstanding stock for $6,411,377 and $3,530,330, respectively. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them. No shares of its outstanding stock were purchased during 2000.

CONSOLIDATED FOURTH QUARTER RESULTS (UNAUDITED)
(000's Omitted, Except Per Share Amounts)

                                            -------------------------         ---------------------------
                                                 Three months ended                Twelve months ended
                                                    December 31                      December 31
                                            -------------------------         ---------------------------
                                              2000             1999             2000              1999
                                            --------         --------         ---------         ---------

Operating revenues                          $ 38,702         $ 37,112         $ 162,728         $ 173,300
Cost of sales                                 30,903           28,444           125,527           126,739
                                            --------         --------         ---------         ---------

Gross margin                                   7,799            8,668            37,201            46,561
Selling, general and
  administrative expenses                      5,913            7,029            23,657            27,508
                                            --------         --------         ---------         ---------

Income from operations                         1,886            1,639            13,544            19,053
                                            --------         --------         ---------         ---------


Other charges(credits):
  Interest and financial charges               1,689            1,743             6,442             6,160
  Interest income                               (924)            (964)           (3,866)           (3,656)
  Other expenses (income)                        (46)            (123)             (337)              281
                                            --------         --------         ---------         ---------

                                                 719              656             2,239             2,785
                                            --------         --------         ---------         ---------

Income before income taxes                     1,167              983            11,305            16,268
Tax provision                                    (60)            (222)            2,169             4,225
                                            --------         --------         ---------         ---------

Net income                                  $  1,227         $  1,205         $   9,136         $  12,043
                                            ========         ========         =========         =========

Earnings per share of common stock *        $   0.24         $   0.23         $    1.76         $    2.29
                                            ========         ========         =========         =========

* Based on weighted average of outstanding shares of 5,186,274 in 2000 and 5,266,607 in 1999.

FINANCIAL RESULTS BY QUARTERS
(000's Omitted Except Per Share Amounts)


                              --------------------------------------------------------------------------------------------------
THREE MONTHS ENDED              MAR. 31              JUN. 30              SEPT. 30                DEC. 31                 2000
                              --------------------------------------------------------------------------------------------------
Operating revenues            $41,842               $42,228               $39,956               $ 38,702                $162,728
                              ==================================================================================================

Gross profit                    7,938                11,661                 9,803                  7,799                  37,201
                              ==================================================================================================

Income before income tax        1,243                 5,432                 3,463                  1,167                  11,305

Tax provision                      52                 1,287                   890                    (60)                  2,169
                              --------------------------------------------------------------------------------------------------
Net income                    $ 1,191               $ 4,145               $ 2,573               $  1,227                $  9,136
                              ==================================================================================================

Per share *                   $  0.23               $  0.80               $  0.49               $   0.24                $   1.76
                              ==================================================================================================


                              --------------------------------------------------------------------------------------------------
THREE MONTHS ENDED              MAR. 31              JUN. 30              SEPT. 30                DEC. 31                 2000
                              --------------------------------------------------------------------------------------------------
Operating revenues            $44,664               $48,080               $43,444               $ 37,112                $173,300
                              ==================================================================================================

Gross profit                   13,189                14,678                10,026                  8,668                  46,561
                              ==================================================================================================

Income before income tax        5,742                 5,976                 3,567                    983                  16,268

Tax provision                   1,595                 1,844                 1,008                   (222)                  4,225
                              --------------------------------------------------------------------------------------------------

Net income                    $ 4,147               $ 4,132               $ 2,559               $  1,205                $ 12,043
                              ==================================================================================================

Per share *                   $  0.77               $  0.78               $  0.48               $   0.26                $   2.29
                              ==================================================================================================

* Based on weighted average of outstanding shares of 5,186,274 in 2000 and 5,266,607 in 1999.

FIVE-YEAR STATISTICAL COMPARISON
-------------------------------------------------------------------------------

                                              ------------------------------------------------------------------------------------
Years ended December 31,                           2000              1999              1998              1997              1996
                                              ------------------------------------------------------------------------------------
BALANCE SHEET SUMMARY

Cash and equivalents                          $  1,141,378      $  1,630,750      $  7,480,900      $  2,995,634      $ 14,808,709
Investments available-for-sale                          --                --                --         5,580,202         4,595,908
Short-term investments                          13,534,460         6,001,346        16,066,648         6,967,225         1,917,616
Accounts receivable-net                         34,811,499        34,968,168        28,799,150        28,763,683        27,410,312
Inventories                                     38,923,484        36,301,359        33,945,940        32,885,743        33,443,290
Prepaid expenses                                 7,289,793         5,579,699         5,087,218         4,533,070         4,624,691
                                              ------------------------------------------------------------------------------------

  CURRENT ASSETS-TOTAL                          95,700,614        84,481,322        91,379,856        81,725,557        86,800,526

Property, plant and equipment-net              173,045,701       168,650,305       162,278,187       158,610,632       143,088,242
Other assets                                    11,861,864        11,745,607         8,524,016         4,347,346         4,334,404
Long-term investments                           29,926,624        39,711,592        36,587,498        46,367,581        46,980,338
                                              ------------------------------------------------------------------------------------

                                              $310,534,803      $304,588,826      $298,769,557      $291,051,116      $281,203,510
                                              ====================================================================================

Notes payable (include current portion of
  long-term debt and short-term borrowing)    $ 11,187,567      $  4,459,871      $  3,003,422      $  1,778,505      $ 15,401,050
Accounts payable and accrued
  liabilities                                   21,329,737        22,973,240        19,525,110        17,145,619        15,080,253
                                              ------------------------------------------------------------------------------------

  CURRENT LIABILITIES - TOTAL                   32,517,304        27,433,111        22,528,532        18,924,124        30,481,303

Long-term debt (exclusive of
  current portion)                              78,685,546        81,365,209        80,541,666        76,179,792        67,023,200
Deferred income taxes                           29,456,239        30,787,824        32,358,532        35,859,657        33,323,351
Other Long-Term Liabilities                      2,784,075         3,104,981         3,082,449       3,SS023,228         2,954,610
Stockholder's Equity                           167,091,639       161,897,701       160,258,378       157,064,315       147,421,046
                                              ------------------------------------------------------------------------------------

                                              $310,534,803      $304,588,826      $298,769,557      $291,051,116      $281,203,510
                                              ====================================================================================
STATISTICAL DATA
Book value per share                          $      32.22      $      31.22      $      29.79      $      28.81      $      26.67
Shares outstanding at year-end                   5,186,274         5,186,274         5,379,074         5,452,074         5,527,074
Number of stockholders                                 508               543               568               597               622
Average number of employees                            990             1,053             1,008             1,015               969
Capital expenditures                          $ 18,845,785      $ 20,703,611      $ 17,699,254      $ 28,028,571      $ 11,662,959
                                              ====================================================================================

DIRECTORS

================================================================================

ANTONIO LUIS FERRE                                             ROSARIO J. FERRE
Chairman of the Board of the Company and President of          Second Vice President of Luis A. Ferre Foundation, Inc.
El Dia, Inc. (Newspaper Publishing Group)
                                                               EMILIO J. VENEGAS
ALBERTO M. PARACCHINI                                          President of Sanson Corporation (Rock and Concrete
Vice Chairman of the Board of the Company and Director         Products) and Secretary of Venegas Construction
of Banco Popular de Puerto Rico (Commercial Bank)              Corporation (General Contractors)

                                                               FEDERICO F. SANCHEZ
HECTOR DEL VALLE                                               President of Federico F. Sanchez and Company and Interlink
Vice Chairman of the Board of the Company                      Group, Inc. (Real Estate Consultants, Brokers and Developers)

MIGUEL A. NAZARIO                                              JORGE L. FUENTES
President and Chief Executive Officer of the Company           Chairman of the Board and Chief Executive Officer of Gabriel
                                                               Fuentes, Jr. Construction Company, Inc. and Chairman of the Board
ANTONIO LUIS FERRE RANGEL                                      and Chief Executive Officer of Fuentes Concrete Pile, Inc. (Concrete
Senior Corporate Vice President of the Company                 Pile Foundations)

WALDEMAR DEL VALLE ARMSTRONG                                   JUAN A. ALBORS
Attorney-at Law, Partner of Parra, Del Valle & Limeres         President and General Partner of Albors Development Corp.
                                                               (Real Estate Developers and Investors)
JOSE J. SUAREZ
Consultant to the Company                                      LUIS ALBERTO FERRE RANGEL
                                                               Director, El Dia, Inc, (Newspaper Publishing Group)
ANGEL TORRES
President of Bacardi Corporation

OSCAR A. BLASINI
President of G.B. Investments, Inc.
(Real Estate Development and Investments)

OFFICERS

================================================================================

MIGUEL A. NAZARIO
President and Chief Executive Officer

ANTONIO LUIS FERRE RANGEL
Senior Corporate Vice President

JOSE O. TORRES
Assistant Secretary, Vice President of Finance and Chief Financial Officer

EUFEMIO TOUCET
Executive Vice President Ready Mix Concrete, Inc.

JUAN R. TARAZA
Vice President - Sales

PEDRO A. PAGAN
General Manager
St. Regis Paper and Bag Division

PEDRO M. MENA
Treasurer

FERNANDO L. VARGAS
Controller

ETIENNE TOTTI DEL VALLE
Secretary

Puerto Rican Cement Company, Inc.
STOCKHOLDERS INFORMATION


--------------------------------------------------------------------------------
STATUTORY OFFICES
Ponce, Puerto Rico

EXECUTIVE OFFICES
Guaynabo, Puerto Rico

SUBSIDIARIES*
Florida Lime Corporation
Ready Mix Concrete, Inc.
Poly Bags & Packaging, Inc.
Desarrollos Multiples Insulares, Inc.
Limestone Materials, Inc.
Ponce Capital Corporation
Ponce Equipment & Maintenance Corp.
* All Subsidiaries are 100% owned

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services
New York, New York

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico

PUBLIC RELATIONS
Public Relations Office
Puerto Rican Cement Co., Inc.
San Juan, Puerto Rico

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

PUERTO RICAN CEMENT COMPANY, INC.
ANNUAL MEETING

The Annual Meeting of Stockholders of Puerto Rican Cement Company, Inc. will be held at the office of the Company in Amelia Industrial Park, Guaynabo, Puerto Rico, on Wednesday, May 2, 2001 at 10:00 a.m.

COMMON SHARE PRICES
AND DIVIDEND PER SHARE

The Company's common stock is listed on the New York Stock Exchange (trading symbol: PRN). The following table sets forth the high and low sales price per share of the common stock.

                                    2000                         1999
                            ---------------------       -----------------------
Price per share ($)          High           Low           High           Low
                            ---------------------       -----------------------

First Quarter               34 5/8         27 7/8         36 1/4         30 3/8
Second Quarter              32             27 5/8        34 9/16         30 1/2
Third Quarter               31             27 5/8        38            32 13/16
Fourth Quarter              34 3/8         29 1/2        37 9/16         33 1/2
Full Year                   34 5/8         27 5/8        38              30 3/8
                            ---------------------       -----------------------
Dividends per share               $   0.76                      $   0.76