Form 10-K, Exhibit 13
period 2001-12-31
PUERTO RICAN CEMENT CO INC
filed 2002-03-28
CIK 81076

                                   [GRAPHIC]

                                   [GRAPHIC]

                                   [GRAPHIC]


                    PUERTO RICAN CEMENT ANNUAL REPORT 2001
                   ------------------------------------------
                   A SOLID SYMBOL IN AND EVER CHANGING WORLD

                                   [GRAPHIC]

                                   [GRAPHIC]

                                    [PHOTO]

                                   [GRAPHIC]


                    PUERTO RICAN CEMENT ANNUAL REPORT 2001
                   ------------------------------------------
                   A SOLID SYMBOL IN AND EVER CHANGING WORLD

                                    [PHOTO]

CONTENTS


         Corporate Profile                                                      6

         Strategic Business Focus                                               8

         2001 Highlights                                                        9

         Financial Highlights                                                   10

         Chairman's Message to Shareholders                                     12

         Financial Information                                                  20

         Stockholder Information                                                57

CORPORATE PROFILE


                                   [GRAPHIC]


Puerto Rican Cement Company, Inc. ("PRCC") has emerged once more as a solid symbol in an everchanging world. It has consolidated its leadership position by continuously diversifying its operations and strengthening the groundwork of the corporation

As the premier provider and maker of the highest quality cement, lime and concrete on the island, PRCC also maintains its lead through a large distribution network.

Ever since its foundation in 1938, PRCC has expanded and transformed itself into a corporation with a wide variety of auxiliary enterprises including real estate development, paper and polypropylene bag production, aggregates processing, transportation and financial services.

PUERTO RICAN CEMENT - Manufacturer of Portland Grey cement, marketed as Cemento Ponce, the island's leading cement brand.

FLORIDA LIME CORP. - Producer of lime for both local and export markets. Products include chemical lime for use in water purification plants, tanneries, foundries and sugar mills, as well as type "S" lime specially formulated for construction and plastering applications in tropical weather.

READY MIX CONCRETE, INC. - The main concrete producer in Puerto Rico. With a large fleet of more than 220 trucks, mobile mixers and 17 batching plants, this enterprise is able to effectively supply and service the construction industry throughout the island.

ST. REGIS PAPER & BAG DIVISION - Makers of multiwall paper bags used for cement, and lime, also sold to rice, grain, animal feed, and sugar producers, as well as fertilizers and chemicals manufacturers.

POLY BAGS & PACKAGING, INC. - Producers of a variety of polypropilene bags for many applications, including PRCC's packed lime exports.

DESARROLLOS MULTIPLES INSULARES, INC. - Real estate development company that also operates an aggregates processing plant.

LIMESTONE MATERIALS, INC. - An aggregate extraction project in the Island's southern region.

PONCE CAPITAL CORP. - Provides asset-based financing to an assortment of businesses including hardware stores, block producers and ready mix concrete operators.

PONCE EQUIPMENT & MAINTENANCE CORP. ("PEMCO") - Supports PRCC delivery of bulk cement, coal and lime with an islandwide network of transportation and maintenance services.

                                    [PHOTO]

STRATEGIC BUSINESS FOCUS


                                   [GRAPHIC]


VISION

Puerto Rican Cement ("PRCC") will strive to solidify its position as the leading cement, lime and concrete manufacturer and distributor in Puerto Rico and selected export markets, while strengthening and expanding its successful auxiliary operations, including production of aggregates and multiwall paper bags, as well as real estate development, transportation and financial services.

MISSION

To run a profitable and technologically-advanced operation that anticipates and fulfills its customers' needs by means of its personnel's excellence and commitment to service, productivity, cost-efficiency, quality and innovation.

STRENGTHS

PRCC's competitive advantage comes from its winning combination of strengths, including: solid financial position; personalized service; a well balanced group of senior executives and young managers; providing technical support to clients; commitment to improving our community's environment; priority to occupational safety; dedication of its people to achieving client satisfaction and a successful operation.

STRATEGIES

Finding new ways to solidify the PRCC infrastructure by expanding into new markets and developing complementary businesses within its core industry in order to Zmake the most out of emerging opportunities in the island and abroad.

FOCUS

To successfully implement at PRCC's business strategies on five key areas: operational efficiency, managerial excellence, product quality, customer service and competitive market position.

ENVIRONMENT

PRCC will adhere to all environmental requirements and will continue to support select programs designed to improve community relations and protect the environment.

2001 HIGHLIGHTS


CEMENT

- Maintained leadership position, retaining over 50 percent of the market share, despite a sagging economy.

- Implemented a comprehensive cost-reduction program focused on early retirement, inventory and overtime control.

- Investment has been initiated in automation technology for packaging lines to improve operational efficiency and increase bag production upon completion in 2002.

-        Developed aggressive branding programs for Cemento Ponce.

- Endorsed the approval of new law 132 which reestablished quality regulations for local and imported cement.

- Strengthened our commitment to customer satisfaction through an assortment of technical support and seminars designed for our clients.

READY MIX CONCRETE

- Reached agreement with union officials on a collective bargaining contract, which will be valid for the next three years.

- Implemented significant cost-reduction measures in materials and overhead.

- Consolidation of operations in administrative offices in Carolina Municipality (Canovanillas area) and Corporate Headquarters in Guaynabo Municipality.

- Began to obtain more control and better prices of raw materials by purchasing aggregates from DMI, one of the PRCC subsidiaries.

AGGREGATES / REAL ESTATE

- Our new aggregate processing plant started operations and began to sell its products to our subsidiary Ready Mix Concrete, becoming yet another source of income for the corporate group.

- Las Orquidias low income housing project is well underway including site improvement, infrastructure and the construction of two model homes.

PACKAGING

- Invested $600,000 in the purchase of new manufacturing equipment to increase production, the variety of colors and sizes for the multiwall paper bag production, which opens up new market possibilities and provides the company with the capacity to launch new products as well.

- Improved operational efficiency and focused on more profitable products, which generated earnings, despite sales reductions.

TRANSPORTATION

- During its first year of operations, the transportation subsidiary PEMCO generated $2.6 million in revenues, and contributed over half-a million dollars to the company's consolidated income.

OTHER

- Ponce Capital, PRCC's financial subsidiary, nearly doubled its loan portfolio from $9.2 million in 2000 to $17.1 million in 2001.

FINANCIAL HIGHLIGHTS


Year ended December 31,             2001                2000                1999                1998                1997
=============================================================================================================================
Total revenues                  $140,229,673        $160,508,914        $173,299,816        $148,377,205        $156,774,092
-----------------------------------------------------------------------------------------------------------------------------
Ebitda                            21,253,292          28,705,113          32,821,826          29,295,496          40,955,135
-----------------------------------------------------------------------------------------------------------------------------
Income before income tax           2,836,994          11,304,508          16,267,935          14,146,406          22,805,472
-----------------------------------------------------------------------------------------------------------------------------
Net income                         2,756,231           9,135,506          12,042,824          11,381,184          16,003,211
-----------------------------------------------------------------------------------------------------------------------------
Net income per share                    0.53                1.76                2.29                2.11                2.91
-----------------------------------------------------------------------------------------------------------------------------
Total assets                     330,418,968         310,534,803         304,588,826         298,769,557         291,051,116
-----------------------------------------------------------------------------------------------------------------------------
Dividends per share                     0.76                0.76                0.76                0.76                0.76
-----------------------------------------------------------------------------------------------------------------------------


                                 TOTAL ASSETS
                                 (IN MILLIONS)

                                    [GRAPH]

                       EARNINGS BEFORE INTEREST, TAXES,
                    DEPRECIATION AND AMORTIZATION PER SHARE

                                 (IN DOLLARS)

                                    [GRAPH]


                        EARNINGS BEFORE INTEREST, TAXES
                         DEPRECIATION AND AMORTIZATION
                                 (IN MILLIONS)

                                    [GRAPH]


                                TOTAL REVENUES
                                 (IN MILLIONS)

                                    [GRAPH]


                              DIVIDENDS PER SHARE
                                 (IN DOLLARS)

                                    [GRAPH]

                                    [PHOTO]

                     CHAIRMAN'S MESSAGE TO OUR SHAREHOLDERS

COMPANY'S CEMENT SALES
(IN THOUSANDS OF TONS

[BAR GRAPH]

The year 2001 presented many challenges for businesses in Puerto Rico, the United States and the world. But, challenging times seem to bring out the best in the people of Puerto Rican Cement Company.

It has been specially challenging for me, as this was my first year as Chairman of the Board and CEO of PRCC, and for our new President and COO, Antonio Luis Ferre Rangel. But it was also truly rewarding, as we were able to create a strong, visionary team that works side by side with each other as well as our employees. Together, we have and will continue to take aggressive and innovative steps to make PRCC more competitive than ever.

In order to have a leaner, more efficient operation, PRCC has fully implemented a comprehensive cost-reduction program at all levels, ranging from reduction in administrative expenses to elimination of external professional services. The Company invested $2.6 million in restructuring its operations and completing the early retirement program initiated in 2000, so it will begin to enjoy significant savings in the upcoming years.

At the same time, PRCC continued its relentless pursuit of innovation, by investing in the modernization of its operations. It is also continuously working on the enhancement and diversification of its line of products.

But, one thing has remained the same throughout the years. And that is PRCC's commitment to keep doing what it does best, namely, providing top quality products, competitive manufacturing and excellence in service. That has been and will continue to be the main ingredient of PRCC's recipe for success and solid growth for many years to come.

        [PHOTO OF ANTONIO LUIS FERRE RANGEL & MIGUEL A. NAZARIO FRANCO]

[GRAPHIC]

CEMENT OPERATIONS

Puerto Rican Cement maintained its leadership position, retaining a 50% share of the total cement market estimated at 43 million bags (94lbs/bag). However, a combination of factors, including a soften economy, increases in cement imports and a drop in overall cement sales, resulted in a reduction of 8.2% in sales, which reached $84.9 million in 2001, for a total of 1,031,000 tons.

Looking to improve operational efficiency and increase production capacity, the Company purchased a $3 million automated packaging system. This advanced high-tech machinery will substantially increase bag cement production when it is fully operational by the end of 2002.

Like all other divisions, the cement operation put into effect an austere cost-reduction program focused on early retirement, inventory and overtime control.

READY MIX CONCRETE

Ready Mix Concrete Inc., the island's leading concrete producer, sold $72.4 million in 2001, for a total of 1,112,000 cubic yards of concrete, which represents a 20% reduction over 2000. This was a direct result of volume reduction in ready mix concrete sales due to strong competition for reduced works in public construction and a slow economy.

Ready Mix completed the consolidation of its operations in Canovanillas and its administration offices at PRCC's headquarters in Guaynabo, thus eliminating many redundant functions. Simultaneously, it implemented significant cost-reduction measures throughout the company, including strict control of overtime, materials administrative and operational expenses.

During 2001, it signed a collective bargaining agreement that will be valid for the next three years, thus giving additional stability to the operation.

AGGREGATES AND REAL ESTATE

Desarrollos Multiples Insulares (DMI) began operating it's aggregates processing plant in Carolina Municipality by the end of 2001. After many months of fine tuning and testing, it started to sell its product to PRCC's subsidiary Ready Mix Concrete in early 2002, becoming yet another source of income for the corporate group. Projections indicate that DMI will produce nearly 250,000 cubic meters of aggregates, and supply 20% of Ready Mix's needs during 2002, while it continues to steadily increase production in the upcoming years.

The Carolina aggregates plant is using material extracted from DMI's Las Orquideas low-income housing project in Vega Alta. PRCC has contracted the services of an experienced developer on the island, Interlink Group, Inc. to develop this real estate project. Construction of the infrastructure has begun, and two model homes are on display.

The opening of Limestone Materials aggregate extraction operation has been put on hold due to community and Guanica Municipality Administration opposition.

LIME

Florida Lime Corporation reported $2.1 million in revenues and a $223,000 net income. This, despite a 20% reduction in local sales, which reached 12,500 tons vs. 16,200 tons in 2001. At the same time, the demand of lime for export markets has been steadily decreasing, to the point that in 2001, no export sales were registered.

PACKAGING

St. Regis Paper and Bag Division had sales of $7.5 million in 2001, a 6% reduction from 2000. However, by implementing several cost-control measures and focusing on more profitable products, the company was able to achieve a net income of $606,000. This reflects an increase as a percentage of sales from the previous year.

Always searching for new business opportunities, in 2001 it invested $600,000 in the purchase of new production equipment that will significantly increase the variety and options in sizes and colors for multiwall paper bag manufacturing. This machinery, which has been operating since February 2002, will open up new market possibilities and provide the company with added capacity to launch new products.


[PHOTO]

TRANSPORTATION

The synergy created between PRCC's new transportation subsidiary, PEMCO, and the rest of the company's auxiliary businesses, yielded excellent results immediately.

Due to the operation's efficiency, PEMCO generated $2.6 million in revenues during its first year. This, added to the savings enjoyed by PRCC from operating its own truck fleet and resulted in a net income of $506,000 to boost the company's consolidated income and cash flow.

                              NET INCOME PER SHARE

                                  (IN DOLLARS)

[BAR GRAPH]

                                   NET INCOME

                                 (IN MILLIONS)

[BAR GRAPH]

FINANCING

Ponce Capital Corporation, PRCC's financial subsidiary, reported $1,310,000 in revenues, which represents an increase of 78% versus 2001.

By providing competitive rates, great service and low transaction fees, Ponce Capital has nearly doubled its loan portfolio from $9.2 million in 2000 to $17.1 million in 2001.

Since its establishment in 1998, Ponce Capital has provided an additional income stream for PRCC, and in 2001 it contributed $126,000 to its consolidated net income.

OTHER INITIATIVES


CUSTOMER SERVICE

As part of its "Maximum Customer Service" program, PRCC provided an array of specialized seminars and technical support presentations to its cement, lime and concrete clients throughout the island.

This comprehensive initiative allows clients to better understand optimal use and specs of PRCC products and services, while increasing the competitiveness of their businesses, which range from hardware stores to concrete and cement block producers.

During 2001, the company invested more time and effort than ever to further expand the scope of this valuable program that also reached other construction industry members.

PRCC also continued to sponsor its successful "Banca del Ferretero" program, which provides a value-added financing alternative to small and medium-sized hardware stores.

MARKETING

In its efforts to lure more consumers while increasing loyalty and awareness, PRCC developed an aggressive branding and merchandizing program for Cemento Ponce, Cal Florida and Ready Mix Concrete brands.

ENVIRONMENT

PRCC's proven commitment with the environment blossomed during 2001. The company continued to support the reforestation program developed in conjunction with the Puerto Rico Conservation Trust. It also forged an alliance with Industria and Comercio Pro Reciclaje (ICPRO), a non-profit organization, that has enabled it to expand its recycling education.

         OUTLOOK FOR 2002

CEMENT MARKET IN PUERTO RICO
(IN THOUSANDS OF TONS)


[BAR GRAPH]



It is clear to all that 2001 was a recessionary year in the United States and Puerto Rico. But the economy is already showing some signs of improvement.

Local economists project a very slow recovery for 2002, with an estimated growth of a mere 1%. And construction will play a key role in said rebound, with a total investment ranging from $4,200 to $7,000 million, 65% of it coming from private projects.

We anticipate that the renewed efforts of the Puerto Rico Government to resume public works, which were further reviewed and delayed when the new administration came on board, will have a positive effect in the second half of 2002. According to the latest announcements, construction will soon commence for projects in excess of $1.0 billion.

In addition, an $890 million investment in new hotel development is scheduled for the next 6 years. Among them, the construction of the Puerto Rico Convention Center, set to open in the summer of 2002, and the new hotel complex known as the Condado Beach Trio to be completed by 2005.

Several new measures recently enacted by Puerto Rico Legislature will also have a positive impact on local cement sales. Among them, Law 132, which regulates the quality of the cement being used in the island, and Law 166, that promotes export of products manufactured in Puerto Rico, thus paving the way for the company to explore new markets outside of Puerto Rico and find new strategic partners to expand its financial horizons. Also, the government's stricter stand on the enforcement of Law 109, which limits the use of foreign manufactured cement in local government financed construction projects.

Together, these measures will help improve the cement business on the island. And better yet, PRCC is ready and willing to take full advantage of the many opportunities these present in 2002 and the years ahead.

At the same time, PRCC will begin to enjoy some of the benefits resulting from the many initiatives to reduce costs and improve operational efficiency which we have been implementing in the past year.

Our cost-containment efforts in the cement and ready mix concrete businesses are already bringing positive results. And we are starting to see the savings generated from the $2.6 million invested in restructuring our operations.

WORKING CAPITAL
(IN MILLIONS)


[BAR GRAPH]

Additional income will be brought by the transportation business initiated during 2001. The Company's new aggregates processing plant is expected to bring economies as well as an additional income stream during year 2002, at the same time providing Ready Mix with more control and lower prices in raw materials. This will result in consolidated cash flow savings of nearly $5 million per year for the consolidated operations, when the plant is fully operational by the end of 2002.

So, while the economic climate is expected to remain soft in the year 2002, we are strongly confident that we will continue to expand or enhance all areas of our business, especially when it comes to our commitment to achieve excellence in customer service, optimal product quality, aggressive market strategies and diversification, and maximize cost-efficiency in our operation.

That is how, Puerto Rican Cement will continue to position itself to surpass new challenges in our ever-changing world.




Sincerely,

Miguel A. Nazario Franco
Chairman of the Board and
Chief Executive Officer

                             CASH FLOW PROVIDED BY
                              OPERATING ACTIVITIES

                                 (IN MILLIONS)

                                  [BAR GRAPH]

                              CASH FLOW PER SHARE

                                  (IN DOLLARS)

                                  [BAR GRAPH]

                              STOCKHOLDERS EQUITY

                                 (IN MILLIONS)

                                  [BAR GRAPH]

                         PROPERTY, PLANT AND EQUIPMENT

                                 (IN MILLIONS)

                                  [BAR GRAPH]

FINANCIAL INFORMATION


     CONTENTS

     Management's Discussion and Analysis                                       21

     Selected Financial Data                                                    30

     Report of Independent Accountants                                          31

     Consolidated Statement of Income                                           32

     Consolidated Balance Sheet                                                 33

     Consolidated Statement of Changes in Stockholders' Equity                  34

     Consolidated Statement of Cash Flows                                       35

     Notes to Consolidated Financial Statements                                 36

     Consolidated Fourth Quarter Results                                        53

     Financial Results by Quarters                                              53

     Five-Year Statistical Comparison                                           54

     Directors and Officers                                                     55

     Common Share Prices and Dividends Per Share                                57

     Stockholders Information                                                   57

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


This section represents Management's Discussion and Analysis of the Financial Condition and Results of Operations of Puerto Rican Cement Company, Inc. (the "Company"). It should be read in conjunction with the consolidated financial statements of the Company, which accompany this annual report.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document, including Management's Discussion and Analysis of Financial Condition and Results of Operations, that are not historical facts, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company and its businesses to be materially different from that expressed or implied by such forward-looking statements. These risks, uncertainties and factors include, among other things, the following: general economic and business conditions; political and social conditions; government regulations and compliance therewith; demographic changes; sales mix; pricing levels; changes in sales to, or the identity of, significant customers; changes in technology, including the technologies of cement or concrete production; capacity constraints; availability of raw materials and adequate labor; availability of liquidity sufficient to meet the Company's needs; the ability to adapt to changes resulting from acquisitions or new ventures; and various other factors referred to in Management's Discussion and Analysis of Financial Condition and Results of Operations. The Company could be particularly affected by weather in Puerto Rico, changes in the Puerto Rico economy, and changes in the government of Puerto Rico or the manner in which the government regulates the Company.

The Company assumes no obligation to update forward-looking statements to reflect actual results or changes in or additions to the factors affecting such forward-looking statements.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations is based in large part on the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires us to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management evaluates its estimates, assumptions and judgements on an on-going basis. Management bases its estimates, assumptions and judgements on historical experience and on other factors that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Thus, no assurance can be made that actual results will not differ from these estimates. The following accounting policies have been identified by management as critical to the understanding of the results of our operations and our financial condition. For more detailed information regarding the application of these and other accounting policies, see Note 1 to our Consolidated Financial Statements on this annual report.

- REVENUE RECOGNITION - Our revenue recognition policy generally provides that revenue is recognized at the time the product is delivered to and accepted by customers. At the time revenue is recorded, a reserve for claims is accrued principally in the ready mix concrete segment to cover any claim related to pricing, service and or quality. Historically, our reserves have been adequate to cover annual claims.

- ALLOWANCE FOR DOUBTFUL ACCOUNTS - The amount in reserve for doubtful accounts receivable is based on the Company's evaluation of the collectibility of outstanding balances as of a certain date, including consideration of historical loss experience, adjusted for current economic conditions, as well as an assessment of individual past due accounts. The effect of general economic conditions, particularly conditions in the construction industry in Puerto Rico make collectibility of receivables difficult to determine. Therefore, estimates related to the reserve for doubtful accounts receivable are subjective and can be impacted by changes in those conditions.

We use payment bonds to cover most receivables from contractors or large projects in the ready mix concrete segment that guarantee, under certain conditions, the collection of receivables.

- INVENTORIES -Inventories are stated at the lower of average cost or market price. Notwithstanding this and due to the nature of our products and manufacturing processes, the cost of inventory may be impacted by a significant change in our levels of production, which could impact the absorption of fixed costs. As production levels drop, the average cost per unit increases because fixed costs are allocated to fewer units.


RESULTS OF OPERATIONS


RESTRUCTURING CHARGE

During the first quarter of 2001, the Company recorded a $2.6 million ($1.6 million or $0.31 per share, net of tax) restructuring charge as a result of a company-wide cost reduction program designed to reduce operational and administrative costs. As part of this initiative, the Company offered an early retirement program to employees meeting certain requirements related to years of service and age. Separation and pension costs related to this program totaled $2.3 million, $1.4 million of which were non-cash expenditures associated with the acceleration of pension benefits to these employees. Also as part of the cost reduction program, administrative functions from the ready mix concrete subsidiary were consolidated at the Company's headquarters at a cost of $300,000. These expenses were related to the cancellation of an office-lease agreement and the closing of an administrative facility. These cost reduction initiatives are expected to result in savings to the Company of approximately $1.7 million annually, commencing in 2002. Savings expected are principally related to a decrease in salaries expenses and related fringe benefits due to employee positions that were not replaced as part of the early retirement program and, rent and maintenance costs related to the office facilities of Ready Mix Concrete that were closed as part of this cost reduction program.

The following table sets forth, for the periods indicated, certain data derived from the Company's consolidated income statements (000's omitted):


------------------------------------------------------------------------------------------------------------------
                                                      Increase                           Increase
                                      2001           (Decrease)          2000           (Decrease)          1999
------------------------------------------------------------------------------------------------------------------
Net sales                           $139,309           (12.8)%         $159,730            (7.8)%         $173,195
Total revenues                      $140,230                           $160,509                           $173,300
Gross profit*                       $ 30,770           (15.3)%         $ 36,310           (21.8)%         $ 46,456
Percentage of net sales                 22.1%                              22.7%                              26.8%
Selling, general and
   administrative expenses          $ 22,579            (4.6)%         $ 23,670           (14.0)%         $ 27,508
Percentage of net sales                 16.2%                              14.8%                              15.9%
Restructuring charges               $  2,643                           $     --                           $     --
Income from operations              $  6,468                           $ 13,419                           $ 19,053
Percentage of net sales                  4.6%                               8.4%                              11.0%
Net income                          $  2,756                           $  9,135                           $ 12,043


*        Excluding revenue from realty and transportation operations

2001 COMPARED WITH 2000

The Company reported net income of $2.8 million from total revenues of $140.2 million in 2001 compared to a net income of $9.1 million from total revenues of $160.5 million in 2000. Total consolidated revenues for year 2001 include approximately $811,000 related to PEMCO, the Company's transportation subsidiary, which was purchased in January 2001.

For the year ended December 31, 2001, net sales declined to $139.3 million from net sales of $159.7 million in 2000. Sales volume in the ready mix concrete segment for 2001 decreased approximately 19.9% as a result of a slowdown in construction activity in Puerto Rico mostly related to government projects and increased competition resulting from this decline in projects. Other reductions in sales were noted principally in the lime operations as the result of the absence of export sales of our product and a continued decline in local consumption.

Consolidated gross profit, excluding revenues from realty and transportation operations, decreased to $30.8 million in 2001 from $36.3 million in 2000, while as a percentage of revenues it declined slightly to 22.1% in 2001 from 22.7% in 2000. This decrease of $5.5 million was mainly the result of the drop in sales volume, which impacted the utilization of the production capacity of our plants resulting in higher average per unit production costs principally in the cement and ready mix concrete operations.

Selling, general and administrative expenses decreased 4.6% to $22.6 million in 2001 from $23.7 million in 2000. Despite this decrease, as a percentage of sales, selling, general and administrative expenses increased to 16.2% in 2001 from 14.8% in 2000 principally due to the reduction in revenues. During 2001 significant savings were realized in legal expenses with a decrease of over $700,000, and in employee salaries and related fringe benefits with a decrease of over $400,000, principally in the cement operation. These decreases resulted from several cost-reducing initiatives implemented during 2001, mainly as part of an early retirement program described in the section on the restructuring charge above. Also during 2001, selling, general and administrative expenses increased by $333,000 as a result of the operations of PEMCO.

As stated above, income from operations for the year ended December 31, 2001 was also impacted by the $2.6 million restructuring charge.

Interest expense increased in 2001 to $6.7 million from $6.3 million reported in the previous year due to a higher balance in long-term debt resulting from new loans obtained during 2001 to finance: (1) the acquisition of PEMCO; (2) the installation of our aggregates processing facility in Carolina; and (3) the loans made by the Company's financing operation, Ponce Capital Corporation ("Ponce Capital"). Interest income decreased slightly to $3.8 million in 2001 from $3.9 million in 2000. This decrease resulted from the net effect of: (1) increased interest revenues from Ponce Capital, and (2) lower interest derived from our investments due to a lower-average balance in our portfolio.

The effective tax rate for 2001 decreased to 2.8% from a rate of 19.2% in 2000. This decrease resulted from lower taxable income for 2001. Note 10 to the financial statements presents a reconciliation of the statutory rate of 39% to the effective tax rate.

The information related to segment operations that follows does not exclude intercompany transactions, such as sales to related parties that are eliminated in the consolidation of the financial statements.

CEMENT SEGMENT

Cement operations. The Company's cement sales decreased 6.3% to 1,031,000 tons in 2001 from 1,100,000 tons in 2000. The vast majority of this decrease resulted from lower cement sales to our ready mix concrete operations resulting from reduced sales in that segment as explained above. Average net selling price decreased 1.9% as a result of (1) our marketing initiatives to retain market share due to increased competition and market penetration by cement imports, which compete on the basis of lower prices; and (2) a reduction in the overall consumption of cement in the Puerto Rico market. Total cement sold in Puerto Rico decreased 4.1% to 2,044,000 tons in 2001 compared to 2,131,000 tons in 2000.

Gross profit for the year decreased to $26.2 million in 2001 from $27.6 million in 2000, resulting principally from the reduction in sales volume. However, our gross profit percentage improved to

30.9% in 2001 from 29.8% in 2000 due to significant reductions in expenses for repair and maintenance, direct labor and electric power. These reductions resulted from our aggressive cost-containment program, which included the renegotiation of our electric rate with the Puerto Rico Electric Power Authority for our Ponce cement plant. The main benefit derived from this renegotiation was that we receive a steady rate for the entire day versus an off-peak rate scheme, which forced us to schedule our cement mills to work during off-peak hours only. This has led to more stable production, which increased the quality of our products and reduced the burden put on our mills and related equipment as a result of starting and stopping. Our ability to run our equipment for longer and more consistent periods of time has resulted in lower repair and maintenance expenses.

Selling, general and administrative expenses decreased to $14.7 million in 2001 from $16.6 million in 2000. The benefits derived from the cost-containment program were primarily responsible for this reduction in expenses for 2001. The most significant reductions were in salaries and related fringe benefits, and in professional fees, specifically legal and security guard services. Most of the employees that participated in the early-retirement program offered during the first quarter of 2001 were administrative employees.

READY MIX CONCRETE SEGMENT

Ready mix concrete operations. The Company's ready mix concrete sales decreased 20%, in terms of volume of cubic yards and revenue. Net sales declined to $72.4 million in 2001 from $90.4 million in 2000. This reduction was caused primarily by a significant decrease in public construction projects brought about by the change of administration in Puerto Rico's government and the impact of increased competition, principally with respect to price.

Results of operations declined to a loss of $2.5 million in 2001 from income of $877,000 in 2000. The decrease is directly related to the decrease in sales volume and its negative impact on the absorption of fixed costs.

ALL OTHER SEGMENT

Lime operations. Lime sales volume declined to 12,500 tons in 2001 from 16,200 tons in 2000 due to the absence of any export sales and a reduction in sales in the Puerto Rico market. This led to an operating loss of $190,000 in 2001 compared to an operating loss of $39,000 in 2000. The drop in sales volume required lower production levels, which increased our cost per unit due to a higher average fixed cost per ton produced. The higher per unit costs impacted the gross margin on our lime subsidiary, which decreased to 11% for the year 2001 compared to 17% in 2000.

A significant portion of the export market for our lime products is used in the alumina refining industry, and thus demand may vary depending upon the market conditions for this sector and the capacity of our major export customers to produce their own lime.

Packaging operations. Sales revenues decreased 6.1% to $7.5 million in 2001 from $8.0 million in 2000 principally due to a reduction in sales of pasted bags to the Company as a result of lower cement sales as explained above. Despite lower sales, the gross profit percentage improved to 19.1% in 2001 from 18.1% in 2000. Continued efforts to improve operational efficiencies with tight controls over manufacturing and selling, general and administrative expenses yielded these results.

Financing operations. Our financing operation experienced substantial growth during 2001. Interest income increased 77% to $1.3 million in 2001 from $736,000 in 2000, while interest expense increased 68% to $882,000 in 2001 from $526,000 in 2000. Administrative expenses increased mainly because of an increase in the allowance for loan losses due to the increase in the aggregate amount of loans outstanding, although, no charges have been made to the loan loss allowance since the creation of Ponce Capital. Income from operations doubled to $251,000 in 2001 from $126,000 in 2000.

Transportation operations. On January 4, 2001, the Company acquired the assets of its cement carrier, Camionera Poncena, and created a new transportation subsidiary, PEMCO. PEMCO contributed with revenues of $2.6 million and income from operations of $786,000 in its first year of operation. In addition, the integration of this operation yielded savings in our cement business, and preserved additional cash flow within the Company.

Aggregates and real estate operations. During 2001, we continued the site preparation for our 300-unit housing project, Las Orquideas, and completed the installation of our aggregates processing facilities in Carolina. Revenues of $109,000 were generated from the sale of material that was processed as part of the plant's trial runs. Pre-operational expenses of $1.6 million were recorded during 2001 with respect to the processing plant, which commenced operations during the first quarter of 2002.

Pursuant to operating leases, the Company operates a fleet of 18 trucks and trailers for the transportation of aggregates. These operating leases provide for a total monthly rental of approximately $42,000 expiring in July 2005.

2000 COMPARED WITH 1999

The Company reported net income of $9.1 million on sales of $159.7 million in 2000 compared to net income of $12.0 million on sales of $173.2 million in 1999. The decrease resulted from a reduction in the volume of sales of the Company's products in all businesses. Revenue from realty operations increased to $778,000 in 2000, as a result of gains on the sale of undeveloped land lots.

Consolidated gross margin (excluding revenue from realty operations) decreased $10.1 million to $36.3 million in 2000, while as a percentage of sales it declined from 26.8% in 1999 to 22.7% in 2000. The decrease was the result of increases in production costs attributable to higher price for electricity, repair and shutdown costs in the cement operations, and increased material costs (principally aggregates) in the ready mix concrete business. The drop in sales also impacted the utilization of the production capacity of our plants resulting in higher average unit production costs.

Selling, general and administrative expenses decreased $3.8 million, or 14%, from $27.5 million in 1999 to $23.7 million in 2000. As a percentage of sales, these expenses declined from 15.9% in 1999 to 14.8% in 2000. The decrease resulted principally from a decline of $3.2 million in legal expenses. Most of the legal expenses in 1999 as well as in 1998 were related to a case brought by the Company against local government agencies, which was concluded in May 1999.

Interest expense for 2000 rose to $6.3 million, an increase of 2.5% from the $6.2 million reported in the previous year. A higher average balance of short-term borrowing outstanding during 2000 coupled with an increase in financial charges on loans attributable to the operations of the Company's financing operation, Ponce Capital, caused this increase. Interest income for 2000 increased $210,000, or 5.7%, to $3.9 million principally reflecting increased revenues from Ponce Capital.

The effective tax rate for 2000 decreased to 19.2% compared to 26.0% in 1999. The decrease resulted from the combination of a lower taxable income and the use in 2000 of a higher amount of tax credits, purchased at a discount.

CEMENT SEGMENT

Cement operations. Cement sales for the Company decreased 12% from 1,255,000 tons sold in 1999 to 1,100,000 in 2000. The average net selling price decreased less than 1% as the result of increases in freight expenses. On the other hand, total cement sold in Puerto Rico remained at approximately the same level as 1999 with a volume of 2,131,000 tons in 2000 compared to 2,137,000 tons in 1999. In 2000, sales for the first nine months of the year were 3% lower than in the same period of 1999 (sales during 1999 were driven up by the construction boom created in the aftermath of Hurricane Georges). During the last quarter of 2000, however, sales jumped 48,000 tons, or 10.6%, over the comparable quarter of 1999 fueled by increased government projects. This last boost in sales helped to end 2000 with total sales volumes for Puerto Rico at a level similar to 1999. Nevertheless, due to the increased competition and market penetration by cement imports in Puerto Rico, the Company did not capitalize on this situation, thus affecting the Company's market share. Imports compete primarily on the basis of lower prices.

Gross margin for the year decreased $10.1 million from $35.5 million in 1999 to $25.4 million in 2000 partially because of the decrease in sales volume. Gross margin, expressed as a percentage, decreased from 33.5% in 1999 to 28.1% in 2000 due to higher manufacturing costs during 2000 and the decrease in sales volumes. The increase in manufacturing costs was caused by higher fuel and energy costs caused by increases in oil prices around the world. Manufacturing costs for 2000 were also affected by a cement plant shutdown for a major overhaul to the Company's clinker production equipment performed during the first quarter of 2000. The five-week shutdown not only resulted in higher repair expenses for the year but also in a temporary reduction in the plant capacity utilization that increased the average cost per unit produced during that period.

READY MIX CONCRETE SEGMENT

Ready mix concrete operations. Despite a drop of 7.1% in total cubic yards sold, ready mix concrete sales decreased 4.4% from $94.5 million in 1999 to $90.4 million in 2000 due to an increase of 2.9% in the average selling price per cubic yard. Income from operations declined from $2.3 million in 1999 to $877,000 in 2000. The decrease is directly related to the decrease in sales as well as an increase of 4.5% in average cost per cubic yard mainly attributed to increased aggregate costs and delivery expenses.

ALL OTHER SEGMENT

Lime operations. In 2000, lime operations continued to be adversely impacted by a marked decrease in sales to export markets. Total sales volume declined from 29,500 tons in 1999 to approximately 16,200 tons in 2000, resulting in a decrease of operating income of $258,000 in 1999 to an operating loss of $39,000 in 2000. The drop in sales resulted in lower production and higher average fixed costs per ton produced. Gross margin in the lime subsidiary decreased to 17% for the year 2000 compared to 20% in 1999.

Packaging operations. Despite a decrease of 6% in sales volume, which reduced gross margin by $118,000 to $1.4 million, gross margin for the year 2000 remained at 18% as a percentage of sales, the same as in 1999. These results were obtained due to improved efficiencies in inventory management and added cost controls with respect to manufacturing and selling, general and administrative expenses. Income from operations for 2000 improved $98,000 to $963,000.

Financing operations. In 2000, Ponce Capital's operations contributed $126,000 to income before taxes compared to $136,000 in 1999. Interest income increased 47% to $736,000 as the result of an increase in loans outstanding, while financing costs increased 60% to $526,000. The increase in financing costs resulted from the additional loans outstanding plus an increase in the cost of the funds to the Company.


LIQUIDITY AND CAPITAL RESOURCES


BALANCE SHEET

The following table sets forth, for the periods included, certain data derived from the Company's Balance Sheets (000's omitted):


-------------------------------------------------------------------------------
                                                                       Increase
                                     2001             2000           (Decrease)
===============================================================================
Cash and cash equivalents          $  1,027         $  1,141          $  (114)
Working capital                    $ 64,441         $ 63,183          $ 1,258
Current ratio                          3.12             2.94
Short-term investments             $  9,825         $ 13,534
Long-term investments              $ 37,977         $ 29,927
Total investments                  $ 47,802         $ 43,461          $ 4,341

At December 31, 2001, the Company had $1.0 million in cash and cash equivalents compared with $1.1 million at December 31, 2000. Working capital increased modestly from $63.2 million in 2000 to $64.4 million in 2001. The current ratio, which compares current assets to current liabilities, at December 31, 2001 increased to 3.12 to 1 from 2.94 to 1 at December 31, 2000. The improvement in working capital and current ratio was principally due to decreases in year-to-year comparable balances of short-term borrowing and accounts payable.

Notes and accounts receivable increased $673,000 from $34.8 million at December 31, 2000 to $35.5 million at December 31, 2001. This change resulted from the net effect of an increase of $1.6 million in notes receivables related to new loans granted by Ponce Capital, offset by an increase of $810,000 in the allowance for doubtful accounts. During 2001, the Company increased its allowance for doubtful accounts receivable principally in its ready mix concrete subsidiary due to overall economic conditions and the slowdown in building activity experienced in the construction industry in Puerto Rico.

Inventories increased $180,000 from $38.9 million at December 31, 2000 to $39.1 million at December 31, 2001. During 2001, the Company wrote-off $1.1 million of obsolete spare parts inventory from its cement operations that arose from changes and modifications to its production facilities. Also during 2001, the Company capitalized $3.4 million of spare parts as part of property, plant and equipment. These decreases were offset by an increase of $2.7 million in clinker inventory, which increased from 219,000 tons as of December 31, 2000 to 294,000 tons as of December 31, 2001, and an increase of $1.9 million in coal inventory. During the last quarter of 2001, the Company decided to increase its clinker inventory as a measure to avoid any shortages during a scheduled plant shut down during the first quarter of 2002. The increase in coal inventory resulted from an increase in coal received during the year, 183,000 tons in 2001 compared to 109,000 ton in 2000.

Prepaid expenses increased $2.1 million from $7.3 million at December 31, 2000 to $9.4 million at December 31, 2001 due to higher comparative balances in prepaid insurance and prepaid pension plan expenses offset by a decrease of $1.9 million in prepaid income taxes. As part also of the cost saving initiatives, the Company changed its major insurance policies to other insurance companies, with lower premiums but with basically the same insurance coverage, during the second half of this year. This resulted in a change in the effective date of the policies and resulted in a higher unamortized balance at the end of the year. The increase in prepaid pension plan expenses resulted from a $5.9 million cash contribution to the plans offset by a $1.4 million reduction resulting from the acceleration of pension plan expenses related to the benefits arising from the early retirement program implemented during the first quarter of 2001 and a $455,000 reduction resulting from the revaluation of the plan assets.

Long-term notes receivables are generally issued by Ponce Capital and are stated at their outstanding principal balance less an allowance for loan losses based on an evaluation of the risk characteristics of loans, loss experience, economic conditions and other pertinent factors. During the year 2001, long-term notes receivable increased $6.1 million to $14.3 million at December 31, 2001, primarily related to new loans granted by Ponce Capital. Loans receivable are generally collateralized by chattel mortgages on equipment or mortgages on real estate. Interest rates on these loans ranges from 3.5% to 10.5% with maturities of 3 to 5 years.

Total investments for the company (short and long-term) increased $4.3 million from $43.5 million at December 31, 2000 to $47.8 million at December 31, 2001. In August 2001, the Company obtained a $15.6 million long-term debt principally to replenish cash used to finance additions to property, plant and equipment on its aggregates business. A portion of the cash generated by this loan was used to purchase new investments. All investment securities held by the Company are securities from the U. S. Treasury, Municipal or U. S. government agencies. They are classified as held-to-maturity since the Company has the positive intent and ability to hold them to maturity and are reported at cost, adjusted by the amortization of premiums or the accretion of discounts.

Total current liabilities, excluding the current portion of long-term debt, declined $6.4 million from $27.3 million at December 31, 2000 to $20.9 million at December 31, 2001. The decrease was principally due to a decrease of $3.1 million in notes payable and short-term borrowings and a decline of $3.5 million in accounts payable. During the first quarter of 2001, the Company refinanced most of its short-term notes payable and other short-term borrowings with long-term debt to take advantage of the lower interest rate environment. The $3.5 million decrease in accounts payable is mainly attributable to the slowdown in purchases of raw materials due to lower sales by the ready mix concrete subsidiary.

STATEMENT OF CASH FLOWS

The following table sets forth, for the periods included, certain data derived from the Company's Balance Sheets and Statement of Cash Flows (000's omitted):


                                       2001            2000
===============================================================
Net cash provided by
   operating activities             $   9,199        $ 15,151
Capital expenditures                $  22,831        $ 18,846
Long-term debt                      $ 115,670        $ 83,933
Proceeds from loans                 $  44,484        $  2,900

Net cash provided by operating activities totaled $9.2 million during 2001 compared to $15.2 million in 2000. These funds were used principally to pay $3.9 million in dividends, purchase 36,000 shares of the Company's stock for $847,000 and internally finance a portion of our capital expenditure program.

Historically operating activities have provided the principal source of cash flows for the Company. Additionally, the Company, as mentioned above, has $47.8 million in investment securities of which $22.9 million are not pledged and are available for collateralized borrowings or any other use, as required. The remaining $24.9 million is pledged as collateral on our $70 million senior secured notes obligation.

As further discussed in Note 8 to the financial statements, the Company also has $48.5 million in lines of credit available for short-term borrowings and for discount of trade notes receivables that, subject to certain limitations, can be used by the Company to cover cash needs. As of December 31, 2001 there was $2.8 million outstanding under these credit facilities.

In management's opinion, future cash flows provided by operating activities, current cash and cash equivalent balance, investment balances and short-term borrowing facilities available to the Company, will be sufficient to satisfy its cash requirements in the near future. In 2001, general economic conditions, the slowdown in the construction activity in Puerto Rico and increased competition in both cement and ready mix concrete operations, negatively impacted sales and therefore our ability to generate cash provided by operations.

Capital expenditures for 2001 totaled $22.8 million of which $11.2 million was invested in the cement segment, $1.4 million in the ready mix concrete segment and $10.2 million in the all other segment. Cement segment additions consisted principally of the capitalization of $3.4 million in machinery related spare parts and work related to significant repairs, improvements and modifications to equipment and machinery. Expenditures in the ready mix concrete segment included the modification and repair of the Company's fleet of trucks as well as additions and improvements to its laboratory and shop facilities. Capital expenditures in the all other segment included $3.5 million for the acquisition of Camionera Poncena (to form PEMCO), additions of $735,000 in the paper and bag operation related principally to the purchase of a machine for the manufacturing of bags and $6.0 million for the Company's real estate and aggregates business. In the real estate and aggregates business, the Company invested $1.5 million in improvements to the housing project development site, $2.7 million in buildings and structures related to a shop for the fleet of trucks at Vega Alta and manufacturing and office facilities at the aggregates plant in Carolina, and $1.8 million in machinery and equipment for the aggregates manufacturing plant.

Total long-term debt (including the current portion) increased $31.8 million from $83.9 million at December 31, 2000 to $115.7 million at December 31, 2001. Proceeds from new loans included $15.6 million used to replenish cash generated from operating activities spent to finance the capital investment in our aggregates business, $8 million used to refinance short-term borrowings and long-term debt maturing in 2001, $5.9 million used as a cash contribution to the pension plans (as discussed below) and $12.5 million obtained by Ponce Capital to finance its operations. In addition, PEMCO obtained a $2.5 million loan to finance the acquisition of the assets of Camionera Poncena. During 2001, the Company made $12.7 million in principal payments on long-term debt obligations.

In December 2001, the Company contributed $5.9 million to its pension plans. The contribution was made as a result of a decline in the market value of pension plan assets, impacted by recent economic conditions indicative of a recession, and the effect on the actuarial valuation of pension obligations of lower interest rates and the early retirement program effected in the first quarter of 2001. This is the first major cash contribution to the plans since March 1998 when $86,000 were contributed.

The following table sets forth, the Company's contractual obligations and commitments to make future payments under long-term debt and operating leases (000's omitted):


----------------------------------------------------------------------------------------------------------------
                                                           Payments Due by Period
                              --------------------------------------------------------------
                              Less than           2 - 3           4 - 5            After 5
Contractual Obligations        1 year             years           years             years                Total
================================================================================================================
Short-Term Borrowings          $ 2,800          $    --          $    --          $     --             $  2,800
Long-Term Debt                   9,537           17,248           18,885            70,000(1)           115,670
Operating Leases                   933            1,564              485               323                3,305
----------------------------------------------------------------------------------------------------------------
                               $13,270          $18,812          $19,370          $ 70,323             $121,775
================================================================================================================

(1) The $70 million senior secured notes are secured by a $70 million zero-coupon U. S. Treasury bond with a market value at December 31, 2001 of $28.3 million.

The following table sets forth, the Company's contractual maturities of the Company's fixed rate investments (US Government agencies obligations) and notes receivables (000's omitted):


------------------------------------------------------------------------------------------------------
                           Less than         2 - 3          4 - 5(1)         After 5(2)
                            1 year           years           years             years            Total
======================================================================================================
Investments                $3,997          $ 4,107          $10,998          $28,699          $47,801
Notes receivables           2,992            3,611            6,384            4,284           17,271
------------------------------------------------------------------------------------------------------
                           $6,989          $ 7,718          $17,382          $32,983          $65,072
======================================================================================================

(1) The 4 - 5 years category includes investments for $9.0 million callable in 2003 and $2.0 million callable in 2002

(2) The after 5 years category includes investments for $3.8 million callable in 2002


The Company is subject to interest risk to the extent that its fixed rate long-term liabilities and long-term assets mature at different dates and in different amounts. The tables above reflect the contractual maturities of the Company's obligations, primarily long-term debt, and of its assets. Management has fixed the interest rate on its long-term obligations and maintains investments in short to medium terms to keep both, interest rate and credit risk, at acceptable levels.

SELECTED FINANCIAL DATA

                                                    -------------------------------------------------------------------------------
Year ended December 31,                                2001             2000            1999            1998             1997
                                                    -------------------------------------------------------------------------------

Total revenues (1)                                  $140,229,673     $160,508,914    $173,299,816    $148,377,205     $156,774,092
Income before income tax                               2,836,994       11,304,508      16,267,935      14,146,406       22,805,472
Tax provision                                             80,763        2,169,002       4,225,111       2,765,222        6,802,261
Net income                                             2,756,231        9,135,506      12,042,824      11,381,184       16,003,211
Net income per share                                        0.53             1.76            2.29            2.11             2.91
Current assets                                        94,875,726       95,700,614      84,481,322      91,379,856       81,725,557
Current liabilities                                   30,435,091       32,517,304      27,433,111      22,528,532       18,924,124
Working capital                                       64,440,635       63,183,310      57,048,211      68,851,324       62,801,433
Current ratio                                               3.12             2.94            3.08            4.06             4.32
Property, plant and equipment, net                   179,899,962      173,045,701     168,650,305     162,278,187      158,610,632
Long-term investments                                 37,976,576       29,926,624      39,711,592      36,587,498       46,367,581
Total assets                                         330,418,968      310,534,803     304,588,826     298,769,557      291,051,116
Long-term debt (exclusive of current portion)        106,132,976       78,685,546      81,365,209      80,541,666       76,179,792
Deferred income taxes                                 26,021,590       29,456,239      30,787,824      32,358,532       35,859,657
Stockholders' equity-net                             165,078,094      167,091,639     161,897,701     160,258,378      157,064,315
Dividends per share                                         0.76             0.76            0.76            0.76             0.76
Cement sales, in tons                                  1,030,611        1,100,435       1,255,482       1,037,086        1,097,453

(1)      Including revenue from realty and transportation operations of: 2001:
         $921,067; 2000: $778,438; 1999: $104,456; 1998: $101,908; 1997:
         $99,012.

[PRICEWATERHOUSECOOPERS LLP LOGO]



REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors
and Stockholders of
Puerto Rican Cement Company, Inc.



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Puerto Rican Cement Company, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
San Juan, Puerto Rico
February 22, 2002

Stamp 1767184 of the P. R.
Society of Certified Public
Accoutants has been affixed
to the file copy of this report

CONSOLIDATED STATEMENT OF INCOME



                                                             2001               2000               1999

Net sales                                               $ 139,308,606      $ 159,730,476      $ 173,195,360
Revenue from realty and transportation
    operations                                                921,067            778,438            104,456
                                                        -------------      -------------      -------------

Total revenues                                            140,229,673        160,508,914        173,299,816
                                                        -------------      -------------      -------------

Cost and expenses, including depreciation,
  depletion and amortization of $15,481,655
  (2000 - $14,947,186; 1999 - $14,049,346):
      Cost of sales                                       108,539,059        123,420,277        126,738,540
      Selling, general and administrative expenses         22,579,304         23,670,105         27,508,008
      Restructuring charges                                 2,643,317                 --                 --
                                                        -------------      -------------      -------------

                                                          133,761,680        147,090,382        154,246,548
                                                        -------------      -------------      -------------

Income from operations                                      6,467,993         13,418,532         19,053,268
                                                        -------------      -------------      -------------

Other expense (income):
    Interest and financial charges, net of interest
      charged to construction                               6,749,171          6,317,170          6,160,542
    Interest income                                        (3,814,528)        (3,865,751)        (3,655,997)
    Other                                                     696,356           (337,395)           280,788
                                                        -------------      -------------      -------------

                                                            3,630,999          2,114,024          2,785,333
                                                        -------------      -------------      -------------

Income before income taxes                                  2,836,994         11,304,508         16,267,935
                                                        -------------      -------------      -------------

Provision for income taxes:
    Current                                                 3,515,412          3,500,587          5,795,819
    Deferred                                               (3,434,649)        (1,331,585)        (1,570,708)
                                                        -------------      -------------      -------------

                                                               80,763          2,169,002          4,225,111
                                                        -------------      -------------      -------------

           Net income                                   $   2,756,231      $   9,135,506      $  12,042,824
                                                        -------------      -------------      -------------

Earnings per share:
    Basic and diluted net income per share              $        0.53      $        1.76      $        2.29
                                                        -------------      -------------      -------------


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET


                                                                        DECEMBER 31
                                                              ------------------------------
                                                                    2001            2000
                                     ASSETS

Cash and cash equivalents                                     $   1,026,529     $  1,141,378
Short-term investments                                            9,824,680       13,534,460
Notes and accounts receivable, net                               35,484,998       34,811,499
Inventories                                                      39,107,171       38,923,484
Prepaid expenses                                                  9,432,348        7,289,793
                                                               ------------     ------------

      Total current assets                                       94,875,726       95,700,614

Property, plant and equipment, net                              179,899,962      173,045,701
Long-term investments                                            37,976,576       29,926,624
Long-term notes receivable, net                                  14,278,704        8,169,044
Other assets                                                      3,388,000        3,692,820
                                                               ------------     ------------

      Total assets                                             $330,418,968     $310,534,803
                                                               ------------     ------------

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable and short-term borrowings                      $  2,800,000     $  5,939,989
  Current portion of long-term debt                               9,536,768        5,247,578
  Accounts payable                                                7,136,067       10,635,418
  Accrued liabilities                                             8,771,057        8,984,329
  Dividends payable                                                 978,552          985,392
  Income taxes payable                                            1,212,647          724,598
                                                               ------------     ------------

      Total current liabilities                                  30,435,091       32,517,304
                                                               ------------     ------------

Long-term liabilities:
  Long-term debt, less current portion                          106,132,976       78,685,546
  Deferred income taxes                                          26,021,590       29,456,239
  Other long-term liabilities                                     2,751,217        2,784,075
                                                               ------------     ------------

      Total long-term liabilities                               134,905,783      110,925,860
                                                               ------------     ------------

      Total liabilities                                         165,340,874      143,443,164
                                                               ------------     ------------

Stockholders' equity:
  Preferred stock, authorized 2,000,000 shares of $5.00
    par value each; none issued
  Common stock, authorized 20,000,000 shares of $1.00
   par value each; 6,000,000 shares issued                        6,000,000        6,000,000
  Additional paid-in capital                                     14,702,914       14,702,914
  Retained earnings                                             168,248,263      169,414,979
                                                               ------------     ------------

                                                                188,951,177      190,117,893
  Less - 849,726 (2000 - 813,726) shares of common stock
    in treasury, at cost                                         23,873,083       23,026,254
                                                               ------------     ------------

      Total stockholders' equity                                165,078,094      167,091,639
                                                               ------------     ------------

Commitments and contingent liabilities
                                                               ------------     ------------

                                                               $330,418,968     $310,534,803
                                                               ------------     ------------


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY





                                                            YEAR ENDED DECEMBER 31
                                              ---------------------------------------------------
                                                 2001               2000                1999
Common stock:
    Balance at beginning and end of year      $   6,000,000      $   6,000,000      $   6,000,000
                                              -------------      -------------      -------------

Additional paid-in capital:
    Balance at beginning and end of year         14,702,914         14,702,914         14,702,914
                                              -------------      -------------      -------------

Retained earnings:
    Balance at January 1                        169,414,979        164,221,041        156,170,341
    Net income                                    2,756,231          9,135,506         12,042,824
    Dividends declared of $0.76 per share        (3,922,947)        (3,941,568)        (3,992,124)
                                              -------------      -------------      -------------

    Balance at December 31                      168,248,263        169,414,979        164,221,041
                                              -------------      -------------      -------------

Treasury stock:
    Balance at January 1                        (23,026,254)       (23,026,254)       (16,614,877)
    Treasury shares acquired                       (846,829)                --         (6,411,377)
                                              -------------      -------------      -------------

    Balance at December 31                      (23,873,083)       (23,026,254)       (23,026,254)
                                              -------------      -------------      -------------

Total stockholders' equity                    $ 165,078,094      $ 167,091,639      $ 161,897,701
                                              -------------      -------------      -------------

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                 YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------------------
                                                                        2001              2000              1999
Cash flows from operating activities:
    Net income                                                     $  2,756,231      $  9,135,506      $ 12,042,824
                                                                   ------------      ------------      ------------
    Adjustments to reconcile net income to net
     cash provided by operating
      activities:
        Depreciation and depletion                                   15,426,444        14,891,975        13,994,135
        Amortization of goodwill                                         55,211            55,211            55,211
        Provision for doubtful accounts                               1,786,925         1,005,000           420,230
        Accretion of discounts on investments                        (1,811,049)       (1,972,146)       (2,306,657)
        Provision for deferred income taxes                          (3,434,649)       (1,331,585)       (1,570,708)
        Loss (gain) on sale of property, plant and equipment            408,368          (169,220)          106,855
        Changes in assets and liabilities:
           Increase in accounts receivable                             (654,328)       (1,838,802)       (5,037,764)
           Increase in inventories                                     (183,687)       (2,622,125)       (2,355,419)
           Increase in prepaid expenses                              (2,142,555)       (1,805,533)         (492,481)
           Decrease (increase) in other assets                          249,609           772,278        (1,024,683)
           (Decrease) increase in accounts payable                   (3,499,351)        2,684,487          (140,663)
           (Decrease) increase in accrued liabilities                  (213,272)         (248,817)        1,008,172
           (Decrease) increase in long-term liabilities                 (32,858)          (54,143)           22,532
           Increase (decrease) in income taxes payable                  488,049        (3,350,693)        2,617,253
                                                                   ------------      ------------      ------------

           Total adjustments                                          6,442,857         6,015,887         5,296,013
                                                                   ------------      ------------      ------------

           Net cash provided by operating activities                  9,199,088        15,151,393        17,338,837
                                                                   ------------      ------------      ------------

Cash flows from investing activities:
    Issuance of notes receivable                                    (12,494,411)       (2,980,802)       (5,150,492)
    Collections on notes receivable                                   4,578,655         2,027,580         1,346,889
    Capital expenditures                                            (22,831,008)      (18,845,785)      (20,703,609)
    Proceeds from sale of property, plant and equipment                 141,935           417,766           230,501
    Redemptions and maturities of investments                        56,042,701         6,224,000        19,108,000
    Purchase of investments                                         (58,571,824)       (2,000,000)       (9,860,135)
                                                                   ------------      ------------      ------------

           Net cash used in investing activities                    (33,133,952)      (15,157,241)      (15,028,846)
                                                                   ------------      ------------      ------------

Cash flows from financing activities:
    Purchase of treasury stock                                         (846,829)               --        (6,411,377)
    (Decrease) increase in notes payable and
      short-term borrowings                                          (3,139,989)        4,695,843           103,384
    Proceeds from loans                                              44,483,885         2,900,000         5,249,000
    Payment of principal on long-term debt                          (12,747,265)       (4,137,799)       (3,072,392)
    Dividends paid                                                   (3,929,787)       (3,941,568)       (4,028,756)
                                                                   ------------      ------------      ------------

           Net cash provided by (used in) financing activities       23,820,015          (483,524)       (8,160,141)
                                                                   ------------      ------------      ------------

Decrease in cash and cash equivalents                                  (114,849)         (489,372)       (5,850,150)

Cash and cash equivalents at beginning of year                        1,141,378         1,630,750         7,480,900
                                                                   ------------      ------------      ------------

Cash and cash equivalents at end of year                           $  1,026,529      $  1,141,378      $  1,630,750
                                                                   ------------      ------------      ------------

Supplemental cash flow disclosure:
    Interest paid                                                  $  7,122,000      $  7,109,000      $  6,135,000
                                                                   ------------      ------------      ------------

    Income taxes paid, including tax credits purchased             $  1,028,000      $ 12,658,000      $  5,111,000
                                                                   ------------      ------------      ------------

   The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000



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

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries: Florida Lime Corporation ("FLC"), Ready Mix Concrete, Inc. ("RMC"), Desarrollos Multiples Insulares, Inc. ("DMI"), Poly Bags and Packaging, Inc. ("PBPI"), Ponce Capital Corporation ("PCC"), and Ponce Equipment & Maintenance Corp. ("PEMCO"). All material intercompany accounts and transactions have been eliminated in consolidation.

         STATEMENT OF CASH FLOWS

         For purposes of the statement of cash flows, interest-bearing deposits and other investments with maturities of less than three months at the time of acquisition are considered cash equivalents.

         CONCENTRATION OF CREDIT RISK

         Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash marketable securities and accounts and notes receivable. The Company places its cash with financial institutions located in Puerto Rico. The Company monitors the credit quality of the financial institutions and does not anticipate its non performance. The Company attempts to limit its credit risk associated with marketable securities by investing in U.S. Treasury and agency securities. With respect to accounts and notes receivable, the Company limits its credit risk by performing ongoing credit evaluations, and when deemed necessary requiring guarantees or collateral. The Company establishes an allowance for doubtful accounts based upon its evaluation of the credit risk characteristics of its customers and, where appropriate, evaluations of individual customers.

         The Company's business activities is with customers located throughout Puerto Rico. Accordingly, the Company is subject to the risk of the Puerto Rico economy.

         INTEREST RATE RISK MANAGEMENT

         The Company is exposed to the impact of interest rate changes to the extent its fixed rate borrowings reprice at different times and in different amounts than its fixed rate investments and notes receivable. The Company monitors the potential impact of interest rate changes on earnings and cash flows and on the market value of its investments, notes receivable and borrowings and maintains

         NOTE 1. REPORTING ENTITY AND SUMMARY OF
         ACCOUNTING POLICIES (CONTINUED)

         sufficient liquidity from other sources to minimize any adverse impact.

         REVENUE RECOGNITION

         Revenue is recognized when the product is shipped in accordance with billing terms which are generally FOB shipping point.

         LOANS RECEIVABLE

         Loans receivable are stated at their outstanding principal balance, less allowance for loan losses. Loan origination fees and costs were not significant in 2001 and 2000. Interest is credited to income based on the loans outstanding principal at stated interest rates.

         Recognition of interest is discontinued when loans are 90 days or more in arrears on payments of principal or interest or when other factors indicate that collection of interest or principal is doubtful. Recognition of interest income is not reinstated until interest is received on a current basis and other factors indicative of doubtful collection cease to exist.

         The Company provides an allowance for estimated losses based on an evaluation of the risk characteristics of the loans, loss experience, economic conditions and other pertinent factors. Losses are charged and recoveries are credited to the allowance for loan losses. The Company measures the impairment of a loan based on the present value of expected future cash flows discounted at the note's effective interest rate, or as a practical expedient, at the fair value of the collateral, if the note is collateral dependent.

         INVESTMENTS

         At December 31, 2001 and 2000, all investment securities held by the Company were classified as held-to-maturity since the Company has the positive intent and ability to hold them to maturity. Investments held-to-maturity are reported at cost, adjusted for amortization of premium or accretion of discounts. Such debt securities are reported as short-term or long-term investments, depending on whether the remaining term to maturity is shorter or longer than one year.

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

         INTEREST CHARGED TO CONSTRUCTION

         The Company capitalizes interest as a component of the cost of construction. Capitalized interest totaled approximately $441,000 and $353,000 in 2001 and 2000, respectively.

         GOODWILL

         Goodwill, included in other assets, is amortized on a straight-line basis over the estimated period of benefit not to exceed 30 years.

NOTES 1. REPORTING ENTITY AND SUMMARY OF
ACCOUNTING POLICIES (CONTINUED)


         INCOME TAXES

         Deferred taxes are recognized for temporary differences between the tax and financial reporting bases of assets and liabilities, using enacted tax laws and rates. A valuation allowance is provided for deferred tax assets, if any, that more likely than not will not be realized.

         EMPLOYEE BENEFIT PLANS

         The Company has non-contributory defined benefit pension plans covering substantially all of its non-union employees and those of its wholly-owned subsidiaries. The pension benefits are based on years of service and the employees' average compensation as defined in the respective plans.

         Pension costs are computed on the basis of accepted actuarial methods. The Projected Unit Credit method is used to determine pension expense. Pension expense includes service cost for benefits earned during the period, interest cost and amortization of unrecognized prior service cost, recognition of actuarial gains and losses on plan assets and amortization of the transition asset amount over a 15-year period. The Company's funding policy is to contribute annually the minimum funding requirement under the Employee Retirement Income Security Act of 1974 and related regulations.

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

         EARNINGS PER SHARE

         Earnings per share ("EPS") are computed based on the weighted average number of shares of common stock outstanding during the year. The weighted average number of shares outstanding was 5,163,507 in 2001, 5,186,274 in 2000 and 5,266,607 in 1999. The Company has no dilutive or potentially dilutive securities outstanding. Accordingly, there is no difference between basic and diluted EPS.

         PROFIT RECOGNITION ON SALES OF REAL ESTATE

         Land and development costs are allocated proportionately to lots sold based on area and total project cost. Income on sale of land is recognized at the time of sale except where the collection of such income is not reasonably assured and revenue therefore is not measurable.

         TREASURY STOCK

         Treasury stock is carried at cost.

         RECLASSIFICATIONS

         Certain reclassifications have been made to the 2000 and 1999 financial statements to conform with the 2001 presentation.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

         In July 20, 2001, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." All business combinations within the scope of this Statement are to be accounted for using the purchase method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. Management considers that the adoption of SFAS No. 141 did not impact the Company's financial statements.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for goodwill and intangible assets subsequent to their acquisition (i.e., the post-acquisition accounting). The provisions of SFAS No. 142 will be adopted for calendar year 2002. The most significant changes made by SFAS No. 142 are: (1) goodwill and indefinite lived intangible assets will no longer be amortized, (2) goodwill will be tested for impairment at least annually at the reporting unit

         NOTE 1. REPORTING ENTITY AND SUMMARY OF
         ACCOUNTING POLICIES (CONTINUED)


         level, (3) other intangible assets deemed to have an indefinite life will be tested for impairment at least annually, (4) the amortization period of intangible assets with finite lives will no longer be limited to forty years, and (5) impairment of goodwill and other indefinite life intangibles will be measured based on fair values. At December 31, 2001, the Company has unamortized goodwill amounting to $1.3 million which was being amortized at $55,000 annually. Upon adoption of SFAS 142, this goodwill will no longer be amortized but will be tested periodically for impairment. Management believes that the impact of the adoption of this pronouncement on the Company's financial statement will not be significant.

         In August 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management considers that the impact of SFAS No. 143 on the Company's financial statements will not be significant.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," but retains the fundamental provisions of Statement 121 for: (a) recognition and measurement of the impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. It supersedes the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that Opinion). The provisions of this Statement shall be effective for financial statements issued for fiscal years beginning after December 15, 2001. Management considers that the impact of SFAS No. 144 on the Company's financial statements will not be significant.

NOTE 2

NOTES AND ACCOUNTS RECEIVABLE

Notes and accounts receivable at December 31, consist of:


                                                 2001            2000
Notes receivable:
  Trade                                      $    12,000     $    17,558
  Other                                          503,396       1,357,457
  Loans                                       17,271,065       9,219,715
                                             -----------     -----------

                                              17,786,461      10,594,730
                                             -----------     -----------
Accounts receivable:
  Trade                                       32,292,860      30,858,699
  Employees and affiliated companies             241,390         415,855
  Other                                        1,229,916       2,088,070
                                             -----------     -----------

                                              33,764,166      33,362,624
  Less - Allowance for doubtful accounts       1,786,925         976,811
                                             -----------     -----------

                                              31,977,241      32,385,813
                                             -----------     -----------

                                              49,763,702      42,980,543
  Less - Current portion                      35,484,998      34,811,499
                                             -----------     -----------

  Long-term notes receivable                 $14,278,704     $ 8,169,044
                                             -----------     -----------


         Notes receivable are generally issued by Ponce Capital Corporation to customers to finance the acquisition of equipment and are collateralized by the equipment acquired.

         As of December 31, 2001, notes receivable on which the accrual of interest income had been discontinued amounted to approximately $56,000 (2000 - $129,400). Interest that would have been earned had these loans been accruing totaled approximately $2,000 in 2001 (2000 - $5,000).

         The maturities and interest rates of notes receivable at December 31, 2001 are as follows:


      MATURITY                              INTEREST            OUTSTANDING
        DATE                               RATE RANGE             BALANCE

      2002                               3.5% - 10.5%         $  2,992,361
      2003                               8.0% - 11.5%            1,929,878
      2004                               9.0% - 10.5%            1,680,762
      2005                               7.8% - 10.5%            2,420,086
      2006                               8.0% - 10.5%            3,964,249
      2007 and thereafter                7.5% - 10.0%            4,283,729
                                                              -------------

                                                              $ 17,271,065
                                                              -------------

NOTE 2.
NOTES AND ACCOUNTS RECEIVABLE (CONTINUED)

         The maturity distribution reflected above is based on the stated maturities of the notes receivable. The notes receivable generally require periodic payments of principal and interest throughout their respective terms. Generally, loans may be pre-paid without penalty. Interest is charged on loan at rates which are fixed at the time the loan is disbursed.

NOTE 3.
INVENTORIES

         Inventories at December 31, consist of:

                                           2001            2000

Finished products                      $ 3,091,391     $ 2,423,978
Work-in-process                         11,931,919       9,310,782
Raw materials                            3,900,742       4,426,962
Coal and fuel oil                        2,466,864         589,118
Maintenance and operating supplies      17,121,687      21,545,872
Land for sale                              594,568         626,772
                                       -----------     -----------

                                       $39,107,171     $38,923,484
                                       -----------     -----------


NOTE 4.
PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment at December 31, consist of:


                                                    Useful life
                                                      in years           2001                2000

    Land and quarries                                                   $18,069,532        $ 16,606,592
    Buildings and structures                             50              54,990,609          50,927,723
    Machinery and equipment                             5-20            153,197,771         138,286,584
    Pollution control equipment                          25              33,545,575          33,421,036
    Automobiles and trucks                              3-10             29,782,021          31,067,066
    Rental property                                      10                 653,524             653,524
    Construction in progress                                              9,255,490           9,779,672
                                                                       ------------        ------------

                                                                        299,494,522         280,742,197
    Less - Accumulated depreciation
      and depletion                                                     119,594,560         107,696,496
                                                                       ------------        ------------

                                                                       $179,899,962        $173,045,701
                                                                       ------------        ------------

NOTE 5.
INVESTMENTS



The carrying and market values, and scheduled maturities of investments at December 31, are as follows:

                                                   2001                                  2000
                                                 Amortized           Market            Amortized            Market
                                                    Cost             Value               Cost               Value
                                                -----------        -----------        -----------        -----------

Short-term investments held-to-maturity, at amortized cost:

Municipal and U.S.
 Government agency securities                   $ 9,824,680        $ 9,765,850        $ 9,813,626        $ 9,792,934

U.S. Treasury securities                                 --                 --          3,720,834          3,703,150
                                                -----------        -----------        -----------        -----------

                                                $ 9,824,680        $ 9,765,850        $13,534,460        $13,496,084
                                                -----------        -----------        -----------        -----------

Long-term investments held-to-maturity,
at amortized cost:

U.S. Treasury securities
    Due after 10 years                          $24,870,032        $28,306,600        $23,226,624        $28,284,200

Municipal and U.S.
 Government agency securities
    Due from 1 to 5 years                        13,106,544         13,212,807          6,700,000          6,700,000
                                                -----------        -----------        -----------        -----------

                                                $37,976,576        $41,519,407        $29,926,624        $34,984,200
                                                -----------        -----------        -----------        -----------

                                                $47,801,256        $51,285,257        $43,461,084        $48,480,284
                                                -----------        -----------        -----------        -----------

NOTE 5.
INVESTMENTS (CONTINUED)


The scheduled maturities of investments, based on their carrying values, at December 31, 2001, are summarized below:


Due within one year                        $ 9,824,680
Due within 1 to 5 years                     13,106,544
Due after 10 years                          24,870,032
                                           -----------

                                           $47,801,256
                                           -----------

For purposes of the classification by maturity, securities are classified by the earlier of contractual maturity or call date.

Gross and net unrealized gains and losses at December 31, amounted to:



                                   2001                2000

Gross unrealized gains         $ 3,570,844         $ 5,058,206
Gross unrealized losses            (86,843)            (39,006)
                               -----------         -----------

Net unrealized gain            $ 3,484,001         $ 5,019,200
                               -----------         -----------


NOTE 6.
OTHER ASSETS

Other assets at December 31, consist of:

                                                    2001              2000

Investment in real estate                        $   94,533        $   94,533
Goodwill, net of accumulated amortization
 of $333,058 (2000 - $277,846)                    1,320,475         1,375,687
Other long-term assets                            1,972,992         2,222,600
                                                 ----------        ----------

                                                 $3,388,000        $3,692,820
                                                 ----------        ----------

NOTE 7.
ACCRUED LIABILITIES

Accrued liabilities at December 31, consist of:

                                             2001              2000

Accrued taxes other than on income        $1,862,058        $1,780,909
Accrued payroll expenses                   2,922,583         3,432,313
Accrued interest payable                   2,338,287         2,278,915
Other accrued liabilities                  1,648,129         1,492,192
                                          ----------        ----------

                                          $8,771,057        $8,984,329
                                          ----------        ----------

NTOE 8.
NOTES PAYABLE AND SHORT-TERM BORROWINGS

The Company has lines of credit available for short-term borrowing and for discount of trade notes receivable in the aggregate amount of $48.5 million. However, under other loan agreements with financial institutions, the Company may discount trade notes receivable up to $10 million through 2001. No commitment fees are paid on these credit facilities.

Information on short-term borrowing for 2001 and 2000 follows:


                                                          2001               2000

Balance at end of year                                $2,800,000         $5,939,989
                                                      ----------         ----------

Maximum aggregate balance at any month end            $6,427,000         $7,300,000
                                                      ----------         ----------

Average short-term borrowing for the year             $3,528,000         $5,719,000
                                                      ----------         ----------

Weighted average interest rate at December 31,              2.76%              7.14%
                                                      ----------         ----------

Weighted average interest rate for the year                 5.40%              6.92%
                                                      ----------         ----------

NTOE 9.

LONG-TERM DEBT


Long-term debt at December 31, consists of:




                                                                             2001               2000
 7.29% Series A Senior Secured Notes, payable in full on
    January 27, 2017; interest payable semiannually                      $ 50,000,000        $50,000,000

 7.34% Series B Senior Secured Notes, payable in full on
    January 27, 2017; interest payable semiannually                        20,000,000         20,000,000

6.46% note payable in quarterly installments of $400,000
    through March 2006; interest payable monthly                            6,800,000                 --

6.30% note payable in quarterly installments of $390,000
    through March 2006 and final payment of $8,190,000 in
     June 2006; interest payable monthly                                   14,820,000                 --

6.43% note payable in monthly installments of $66,667
    through March 2006; interest payable monthly                            3,400,000                 --

6.20% note payable in quarterly installments of $125,000
    through March 2006; interest payable monthly                            2,125,000                 --

5.85% note payable in quarterly installments of $295,000
    through December 2006; interest payable monthly                         5,900,000                 --

Drawings on $18 million revolving credit facility with maturities ranging from January 2002 through October 2006; interest
    payable monthly at rates ranging from 2.63% to 7.00%                   11,708,090          8,115,552

Drawing on $5.5 million revolving credit facility due in
    equal monthly installments of $41,667 through
    October 2003; interest payable monthly at 5.34%                           916,654          1,416,658

7.15% variable rate note, payable in quarterly installments
    of $200,000; paid in full in 2001                                              --          4,000,000

Other, interest ranging from 3.75% to 7.00% due in monthly
    installments until July 2001                                                   --            400,914
                                                                         ------------        -----------

             Total                                                        115,669,744         83,933,124
             Less - Current portion                                         9,536,768          5,247,578
                                                                         ------------        -----------

             Long-term debt                                              $106,132,976        $78,685,546
                                                                         ------------        -----------

The Series A and Series B Senior Secured Notes are secured by a $70 million zero-coupon U. S. Treasury bond pledged as collateral. The bond was purchased for $17.6 million in December 1996, has a market value of $28.3 million at December 31, 2001 and will accrue to $70 million shortly after the maturity of the Notes. This bond is included in long-term investments held-to-maturity.

NOTE 9.
LONG-TERM DEBT (CONTINUED)


Aggregate maturities of long-term debt at December 31, 2001, are as follows:



Years                                                     Amount

2002                                                      $  9,536,768
2003                                                         9,378,418
2004                                                         7,870,101
2005                                                         7,336,768
2006                                                        11,547,689
2007 and thereafter                                         70,000,000
                                                          ------------

                                                          $115,669,744
                                                          ============



In September 1985, the Company restructured the terms of its outstanding debt with the Government Development Bank for Puerto Rico ("GDB"). The maturity date on the loans from GDB was extended to September 2002, and the annual interest rate was fixed with no interest or principal payments required before maturity. Simultaneously, the Company placed U.S. government securities, with a cost of $8 million and a maturity value of $49.8 million, in an irrevocable trust. The principal and interest of these securities will be sufficient to fund the scheduled principal and interest payments on the Company's debt with the GDB. Accordingly, such debt was considered extinguished in 1985 and is not included as a liability in the consolidated balance sheet. The total balance of debt with GDB, not included in the consolidated balance sheet, consisting of principal plus accumulated interest, amounted to $47.4 million at December 31, 2001 (2000
- $45.6 million).

The Series A and Series B Senior Secured Notes and other loan agreements impose certain restrictions on the Company. The most important restrictions are limitations on unsecured short-term borrowing and on discounting with recourse of trade paper from customers (See Note 8), maintaining working capital in excess of certain defined minimums and limitations on funded debt and other indebtedness. Other restrictions under such loan agreements relate to investments in and advances to subsidiaries and other persons, disposition of fixed assets, and payment of dividends. At December 31, 2001 and 2000, the Company was in compliance with the provisions of the loan agreements.

NOTE 10.
INCOME TAXES

Consolidated tax returns are not permitted under the 1994 Puerto Rico Internal Revenue Code (the "Code"); therefore, losses, if any, of subsidiaries cannot be used to offset taxable income of other members of the consolidated group. However, the Code provides a 100% deduction for dividends from controlled Puerto Rico corporations.

The Code allows an accelerated flexible depreciation method for certain property purchased prior to 1996, by which a taxpayer may claim depreciation at any rate without reference to useful lives. The depreciation claimed is limited to an amount not greater than income before taxes (determined without taking into consideration the depreciation deduction). Deferred income taxes have been accumulated primarily from using flexible depreciation and other accelerated depreciation methods for tax purposes only.

The benefits of the accelerated depreciation methods are limited by the alternative minimum tax ("AMT") provisions of the income tax law. The AMT is based on 22% of regular taxable income with

NOTE 10.
INCOME TAXES (CONTINUED)


certain adjustments for preference items, one of which relates to the accelerated depreciation methods. Any AMT paid may be used to reduce the regular tax liability of future years, to the extent that the regular tax exceeds the AMT.

The reconciliation of the difference between the Puerto Rico statutory tax rate on income before taxes and the consolidated effective tax rate follows:


                                                     2001                        2000                        1999
                                          -------------------------    -----------------------      ----------------------
                                                              % OF                        % OF                        % OF
                                                            PRE-TAX                     PRE-TAX                      PRE-TAX
                                             AMOUNT         INCOME        AMOUNT         INCOME        AMOUNT         INCOME
                                          -----------       ------     -----------       ------     -----------       ------

Computed tax provision                    $ 1,106,428         39.0     $ 4,408,758         39.0     $ 6,344,495         39.0

Increase (decrease) in taxes
 resulting from:
   Exempt interest earned                    (961,396)       (33.9)     (1,123,203)        (9.9)     (1,177,897)        (7.2)
   Interest deducted for tax but not
     for financial  statements               (698,223)       (24.6)       (698,223)        (6.2)       (698,223)        (4.3)
   Discount on income tax credits             (64,473)        (2.3)       (442,660)        (3.9)       (122,150)        (0.8)
   Net operating loss                                                                                   (25,593)        (0.2)
   Valuation allowance on
     carryforward
     losses of subsidiary                     567,992         20.0
   Non-deductible expenses                     84,958          3.0          42,228          0.4          86,403          0.5
   Other items                                 45,477          1.6         (17,898)        (0.2)       (181,924)        (1.0)
                                          -----------       ------     -----------       ------     -----------       ------

                                          $    80,763          2.8     $ 2,169,002         19.2     $ 4,225,111         26.0
                                          -----------       ------     -----------       ------     -----------       ------


The deferred tax assets and liabilities at December 31, are as follows:


                                              2001                             2000
                                            DEFERRED         DEFERRED         DEFERRED          DEFERRED
                                           TAX ASSETS     TAX LIABILITIES    TAX ASSETS      TAX LIABILITIES
     Current:
    Prepaid (accrued) pension cost          $  168,511      $  (571,261)                     $ (1,158,706)
    Allowance for doubtful accounts            626,990                       $  380,956
    Net operating loss carry forward         1,777,389                          348,270

     Non-current:
     Post-retirement benefit liability       1,072,975                        1,085,789
     Property, plant and equipment                          (28,155,496)                      (29,942,197)
     Other                                                      (75,136)        177,919
                                           -----------    -------------     -----------     -------------

     Total deferred tax asset/liability    $ 3,645,865    $ (28,801,893)    $ 1,992,934     $ (31,100,903)
                                           -----------    -------------     -----------     -------------

     Valuation allowance                    $ (865,562)                      $ (348,270)
                                           -----------                      -----------
     Net deferred tax liability                           $ (26,021,590)                    $ (29,456,239)
                                                          --------------                    --------------

NOTE 10.
INCOME TAXES (CONTINUED)


One of the consolidated subsidiaries enjoys a tax exemption granted under the provisions of the Puerto Rico Tax Incentives Act of 1987. Under this grant, the exemption rates applicable to income, property and municipal taxes range from 50% to 90% through year 2008.

Three of the Company's subsidiaries have net operating losses available to reduce future taxable income amounting to $4,557,000 which expire between 2004 and 2008. A deferred tax asset of $1,777,389 was recognized related to these net operating losses. A valuation allowance related to these carryforward losses of $865,562 was established as of December 31, 2001.

The subsidiaries' aggregate retained earnings amounted to $26,280,000 at December 31, 2001, (2000 - $28,760,000) and arose substantially from partially tax exempt operations. The subsidiaries' retained earnings are substantially exempt upon distribution to the Company; therefore, no income taxes have been provided on such earnings.

NOTE 11.
EMPLOYEE BENEFIT PLANS

The following table sets forth the Company's pension and post-retirement benefit obligations and amounts recognized in the Company's consolidated balance sheet at December 31:


                                                           PENSION BENEFITS                   OTHER BENEFITS
                                                       2001               2000              2001              2000

Change in benefit obligation
    Benefit obligation at beginning of year        $ 30,460,960       $ 28,885,569       $ 2,713,226       $ 2,632,683
    Service cost                                        667,822            676,674            57,702            51,124
    Interest cost                                     2,334,054          2,213,161           217,940           201,298
    Actuarial gain                                      846,723            502,847           331,490           103,811
    Benefit paid                                     (2,329,227)        (1,817,291)         (258,989)         (275,690)
    Special termination benefits                      1,424,069                 --                --                --
    Curtailments                                       (277,589)                --                --                --
                                                   ------------       ------------       -----------       -----------

    Benefit obligation at end of year                33,126,812         30,460,960         3,061,369         2,713,226
                                                   ------------       ------------       -----------       -----------

Change in plan assets
    Fair value of plan assets at beginning
     of year                                         29,915,215         33,419,572                --                --
    Actual return (loss) on plan assets              (2,902,159)        (1,687,066)               --                --
    Benefits paid                                    (2,329,227)        (1,817,291)               --                --
    Employer contribution                             5,900,000                 --                --                --
                                                   ------------       ------------       -----------       -----------

    Fair value of plan assets at end of year         30,583,829         29,915,215                --                --
                                                   ------------       ------------       -----------       -----------

    Funded status - Fair value of plan assets
      (less) greater than benefit obligation         (2,542,983)          (545,745)       (3,061,369)       (2,713,226)
    Unrecognized net actuarial loss (gain)            9,121,896          3,093,318           310,152           (70,849)
    Unrecognized prior service cost                     325,530            483,262                --                --
    Unrecognized portion of transition asset
      (obligation)                                       33,167            (59,794)               --                --
                                                   ------------       ------------       -----------       -----------

    Prepaid (accrued) benefit cost                 $  6,937,610       $  2,971,041       $(2,751,217)      $(2,784,075)
                                                   ============       ============       ===========       ===========

NOTE 11.
EMPLOYEE BENEFIT PLANS (CONTINUED)


The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of benefit obligation and the projected benefit obligation were as follows:

                                                                     PENSION BENEFITS            OTHER BENEFITS
                                                                     2001          2000        2001        2000
         Weighted average assumptions as of December 31:
           Discount rate                                            7.40%          7.75%       7.40%       7.75%
           Expected return on plan assets                           9.00%          9.00%         --          --
           Rate of compensation increase                            5.50%          5.50%       5.25%       5.25%

In measuring the post-retirement healthcare and life insurance benefit obligation for 2001, the Company assumed a 9.5% annual rate of increase in the per-capita cost of covered healthcare benefits. The rate is assumed to decrease gradually to 5% (2000 - 5.5%) through the year 2010 and remain at that level thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

                                                                       2001                       2000
                                                                1%            1%             1%            1%
                                                             INCREASE       DECREASE       INCREASE       DECREASE

Effect on total of service and interest cost components      $ 14,377      $ (13,189)      $ 18,563      $ (16,627)

Effect on post-retirement benefit obligation                  113,658       (108,570)       132,585       (124,823)


The components of net periodic benefit cost are as follows:

                                                      PENSION BENEFITS                           OTHER BENEFITS
                                            2001            2000            1999         2001        2000        1999
Service cost                            $   667,822     $   676,674     $   798,783     $ 57,702    $ 51,124    $ 59,001
Interest cost                             2,334,054       2,213,161       2,068,008      217,940     201,298     190,327
Expected return on plan assets           (2,567,001)     (2,905,775)     (3,021,620)          --          --          --
Amortization of transition asset            (92,961)        (92,965)        (92,965)          --          --          --
Amortization of prior service cost          147,288         150,019         150,081           --          --          --
Recognized net actuarial loss (gain)          9,654         (35,944)             --           --          --          --
                                        -----------     -----------     -----------     --------    --------    --------

Net periodic cost (credit)              $   498,856     $     5,170     $   (97,713)    $275,642    $252,422    $249,328
                                        -----------     -----------     -----------     --------    --------    --------

Ready Mix Concrete, one of the Company's subsidiaries, also sponsors a defined contribution profit sharing plan covering substantially all of its non-union employees. Company contributions consist of a match of employee pre-tax contributions, and a profit-sharing contribution. The profit sharing contribution, if any, is allocated to all eligible employees based on salary and years of services. With respect to both plans, the Company expensed approximately $280,000, $223,000, and $192,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 12.
SEGMENT INFORMATION

The following table presents the required segment information:


(ALL AMOUNTS IN THOUSANDS)

                                             Cement           Ready mix        All Others       Intersegment
                                           Operations        Operations        Operations       Eliminations         Total
                                           ----------        ----------        ----------       ------------         -----
Year 2001
Revenue from customers                     $    61,660       $    72,403        $    6,167                        $   140,230
                                                                                                                  -----------
Intersegment revenues                           23,263                 -             6,499       $   (29,762)               -
                                           -----------       -----------        ----------                        -----------

                                                84,923            72,403            12,666                            140,230
Depreciation, depletion and amortization         9,892             4,815               719                             15,482
Other operating expenses                        65,836            70,363            11,847           (29,766)         118,280
                                           -----------       -----------        ----------       -----------      -----------

Operating profit (loss)                     $    9,195       $    (2,775)        $     100       $         4            6,468
                                           -----------       -----------        ----------       -----------      -----------

Other charges, net                                                                                                      3,631
Income tax provision                                                                                                       81
                                                                                                                  -----------

Net income                                                                                                        $     2,756
                                                                                                                  -----------

Capital expenditures                       $    11,259        $    1,363       $    10,209                        $    22,831
                                           -----------       -----------        ----------                        -----------

Identifiable assets:
    Segment assets                         $   223,437       $    53,560       $    95,527       $   (92,103)     $   280,421
                                           -----------       -----------        ----------       -----------
    Corporate assets                                                                                                   49,998
                                                                                                                  -----------

Total assets                                                                                                      $   330,419
                                                                                                                  -----------

YEAR 2000
Revenue from customers                     $    63,568       $    90,380        $    6,561                        $   160,509
Intersegment revenues                           28,885                 -             4,884       $   (33,769)               -
                                           -----------       -----------        ----------                        -----------

                                                92,453            90,380            11,445                            160,509
Depreciation, depletion and amortization         9,688             4,797               462                             14,947
Other operating expenses                        71,867            84,706             9,333           (33,763)         132,143
                                           -----------       -----------        ----------       -----------      -----------

Operating profit (loss)                    $    10,898         $     877        $    1,650         $      (6)          13,419
                                           -----------       -----------        ----------       -----------

Other charges, net                                                                                                      2,114
Income tax provision                                                                                                    2,169
                                                                                                                  -----------

Net income                                                                                                         $    9,136
                                                                                                                  -----------

Capital expenditures                       $    13,969        $    4,810         $      67                        $    18,846
                                           -----------       -----------        ----------                        -----------

Identifiable assets:
    Segment assets                         $   241,482       $    60,571       $    61,907       $  (100,101)     $   263,859
                                           -----------       -----------        ----------       -----------
    Corporate assets                                                                                                   46,676
                                                                                                                  -----------

Total assets                                                                                                      $   310,535
                                                                                                                  -----------

YEAR 1999
Revenue from customers                     $    70,660       $    94,522        $    8,118                        $   173,300
Intersegment revenues                           35,324                 -             4,818       $   (40,142)               -
                                           -----------       -----------        ----------                        -----------

                                               105,984            94,522            12,936                            173,300
Depreciation, depletion and amortization         8,918             4,558               573                             14,049
Other operating expenses                        81,436            87,663            11,240           (40,141)         140,198
                                           -----------       -----------        ----------       -----------      -----------

Operating profit (loss)                    $    15,630        $    2,301        $    1,123         $      (1)          19,053
                                           -----------       -----------        ----------       -----------

Other charges, net                                                                                                      2,785
Income tax provision                                                                                                    4,225
                                                                                                                  -----------

Net income                                                                                                        $    12,043
                                                                                                                  -----------

Capital expenditures                        $    7,315       $    12,418         $     971                        $    20,704
                                           -----------       -----------        ----------                        -----------

Identifiable assets:
    Segment assets                         $   204,771       $    61,723       $    50,877       $   (62,122)     $   255,249
                                           -----------       -----------        ----------       -----------
    Corporate assets                                                                                                   49,340
                                                                                                                  -----------

Total assets                                                                                                      $   304,589
                                                                                                                  -----------

NOTE 12.
SEGMENT INFORMATION (CONTINUED)


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


The Company's management evaluates the performance of is segments and allocates resources to them based on operating profit. Operating profit is total revenue less operating expenses. Interest income and expense, other income and expenses, and income tax expense are not deducted in computing operating profit.

NOTE 13.
LEASE COMMITMENTS

The Company and its subsidiaries lease certain facilities and equipment under operating lease agreements. Rental expense under such agreements totaled approximately $831,000 in 2001, $1,002,000 in 2000 and $817,000 in 1999.

At December 31, 2001, the approximate future minimum lease payments under noncancellable operating leases were as follows:

YEARS                                                         AMOUNT

2002                                                        $   933,400
2003                                                            816,700
2004                                                            747,394
2005                                                            407,698
2006                                                             76,500
2007 and thereafter                                             322,980
                                                            -----------

                                                            $ 3,304,672
                                                            ===========

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

OTHER CURRENT FINANCIAL INSTRUMENTS

The carrying amount of notes and accounts receivable, notes payable and short-term borrowings, accounts payable and other current liabilities approximate fair value due to their short term to maturity.

LONG-TERM NOTES RECEIVABLE AND LONG-TERM DEBT

The fair value of the Company's long-term debt and long-term notes receivable is estimated using discounted cash flow techniques based on the current rates offered on instruments of the same remaining maturities.

NOTE 14.
FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)


The carrying amount and estimated fair values of these financial instruments at December 31, are as follows (in thousands):

                                                        2001                              2000
                                            CARRYING            FAIR           CARRYING           FAIR
                                             AMOUNT            VALUE            AMOUNT            VALUE
                                            --------          --------          -------          -------
ASSETS:
     Cash and cash equivalents              $  1,027          $  1,027          $ 1,141          $ 1,141
     Short-term investments                    9,825             9,766           13,534           13,496
     Notes and accounts receivable            35,485            35,485           34,811           34,811
     Long-term investments                    37,977            41,519           29,927           34,984
     Long-term notes receivable               14,279            13,295            8,169            8,972

LIABILITIES:

     Notes payable and short-term
    borrowings                                 2,800             2,800            5,940            5,940
     Accounts payable and other               18,098            18,098           21,330           21,330
    liabilities
     Long-term debt                          115,670           114,276           83,933           81,008

NOTE 15.
CONTINGENT LIABILITIES AND OTHER COMMITMENTS

The Company was obligated to purchase, under a long-term supply contract, a minimum of 100,000 metric tons of coal annually through the year 2005. This contract was rescinded by the Company during December 2000 under one of the contract clauses. Purchases under the contract amounted to $4,555,000 in 2000 and $5,747,000 in 1999, and exceeded the minimum amount required by the contract.

NOTE 16.
LEGAL PROCEEDINGS

The Company is a defendant in a number of legal proceedings arising in the normal course of business. Management believes, based on the advise of its legal counsel, that the outcome of these legal matters will not significantly affect the Company's financial position or results of operations.

NOTE 17.
STOCKHOLDERS' EQUITY

During 2001 the Company purchased 36,000 shares of its outstanding stock for $846,829. No shares of its outstanding stock were purchased during 2000. In 1999 the Company purchased 192,800 shares of its outstanding stock for $6,411,377. The Company purchased these shares for future corporate purposes and does not intend to retire or cancel them.

CONSOLIDATED FOURTH QUARTER RESULTS (UNAUDITED)


(000's Omitted, Except Per Share Amounts)

                                                    -------------------------------------------------------------
                                                       Three months ended                 Twelve months ended
                                                           December 31                         December 31
                                                    -------------------------         ---------------------------
                                                      2001             2000              2001              2000
                                                    -------------------------         ---------------------------
Total revenues                                      $ 30,072         $ 36,483         $ 140,229         $ 160,509
Cost of sales                                         22,216           28,796           108,539           123,420
                                                    -------------------------         ---------------------------

Gross margin                                           7,856            7,687            31,690            37,089
Selling, general and administrative expenses           5,039            5,926            22,579            23,670
Restructuring charges                                     --               --             2,643                --
                                                    -------------------------         ---------------------------

Income from operations                                 2,817            1,761             6,468            13,419
                                                    -------------------------         ---------------------------


Other charges(credits):
  Interest and financial charges                       1,597            1,564             6,749             6,317
  Interest income                                     (1,010)            (924)           (3,814)           (3,866)
  Other expenses (income)                              1,024              (46)              696              (337)
                                                    -------------------------         ---------------------------

                                                       1,611              594             3,631             2,114
                                                    -------------------------         ---------------------------

Income before income taxes                             1,225            1,167             2,837            11,305
Tax provision                                            266              (60)               81             2,169
                                                    -------------------------         ---------------------------

Net income                                          $    959         $  1,227         $   2,756         $   9,136
                                                    =========================         ===========================

Earnings per share of common stock *                $   0.19         $   0.24         $    0.53         $    1.76
                                                    =========================         ===========================


FINANCIAL RESULTS BY QUARTERS
(000's Omitted Except Per Share Amounts)

                                       ----------------------------------------------------------------------
THREE MONTHS ENDED                      MAR. 31         JUN. 30       SEPT. 30        DEC. 31          2001
                                       ----------------------------------------------------------------------

Total revenues                         $ 36,035         $38,114        $36,008        $30,072        $140,229
                                       ======================================================================

Gross profit                              8,153           8,190          7,491          7,856          31,690
                                       ======================================================================

(Loss) income before income tax          (1,322)          1,657          1,277          1,225           2,837

Tax provision                              (766)            344            237            266              81
                                       ----------------------------------------------------------------------

Net income                             $   (556)        $ 1,313        $ 1,040        $   959        $  2,756
                                       ======================================================================

Per share *                            $  (0.11)        $  0.25        $  0.20        $  0.19        $   0.53
                                       ======================================================================


                                       ----------------------------------------------------------------------
THREE MONTHS ENDED                     MAR. 31        JUN. 30       SEPT. 30        DEC. 31           2000
                                       ----------------------------------------------------------------------

Total revenues                         $41,842        $42,228        $39,956        $ 36,483         $160,509
                                       ======================================================================

Gross profit                             7,938         11,661          9,803           7,687           37,089
                                       ======================================================================

(Loss) income before income tax          1,243          5,432          3,463           1,167           11,305

Tax provision                               52          1,287            890             (60)           2,169
                                       ----------------------------------------------------------------------

Net income                             $ 1,191        $ 4,145        $ 2,573        $  1,227         $  9,136
                                       ======================================================================

Per share *                            $  0.23        $  0.80        $  0.49        $   0.24         $   1.76
                                       ======================================================================

* Based on weighted average of outstanding shares of 5,163,507 in 2001 and 5,186,274 in 2000.

FIVE-YEAR STATISTICAL COMPARISON

                                                ------------------------------------------------------------------------------------
Years ended December 31,                            2001              2000              1999              1998              1997
                                                ------------------------------------------------------------------------------------

BALANCE SHEET SUMMARY
Cash and equivalents                            $  1,026,529      $  1,141,378      $  1,630,750      $  7,480,900      $  2,995,634
Investments available-for-sale                            --                --                --                --         5,580,202
Short-term investments                             9,824,680        13,534,460         6,001,346        16,066,648         6,967,225
Accounts receivable-net                           35,484,998        34,811,499        34,968,168        28,799,150        28,763,683
Inventories                                       39,107,171        38,923,484        36,301,359        33,945,940        32,885,743
Prepaid expenses                                   9,432,348         7,289,793         5,579,699         5,087,218         4,533,070
                                                ------------------------------------------------------------------------------------

  CURRENT ASSETS-TOTAL                            94,875,726        95,700,614        84,481,322        91,379,856        81,725,557

Property, plant and equipment-net                179,899,962       173,045,701       168,650,305       162,278,187       158,610,632
Other assets                                      17,666,704        11,861,864        11,745,607         8,524,016         4,347,346
Long-term investments                             39,976,576        29,926,624        39,711,592        36,587,498        46,367,581
                                                ------------------------------------------------------------------------------------

                                                $330,418,968      $310,534,803      $304,588,826      $298,769,557      $291,051,116
                                                ====================================================================================

Notes payable (include current portion of
  long-term debt and short-term borrowing)      $ 12,336,768      $ 11,187,567      $  4,459,871      $  3,003,422      $  1,778,505
Accounts payable and accrued
  liabilities                                     18,098,323        21,329,737        22,973,240        19,525,110        17,145,619
                                                ------------------------------------------------------------------------------------

  CURRENT LIABILITIES - TOTAL                     30,435,091        32,517,304        27,433,111        22,528,532        18,924,124

Long-term debt (exclusive of
  current portion)                               106,132,976        78,685,546        81,365,209        80,541,666        76,179,792
Deferred income taxes                             26,021,590        29,456,239        30,787,824        32,358,532        35,859,657
Other Long-Term Liabilities                        2,751,217         2,784,075         3,104,981         3,082,449         3,023,228
Stockholder's Equity                             165,078,094       167,091,639       161,897,701       160,258,378       157,064,315
                                                ------------------------------------------------------------------------------------

                                                $330,418,968      $310,534,803      $304,588,826      $298,769,557      $291,051,116
                                                ====================================================================================

STATISTICAL DATA
Book value per share                            $      32.05      $      32.22      $      31.22      $      29.79      $      28.81
Shares outstanding at year-end                     5,150,274         5,186,274         5,186,274         5,379,074         5,452,074
Number of stockholders                                   493               508               543               568               597
Average number of employees                              982               990             1,053             1,008             1,015
Capital expenditures                            $ 22,831,008      $ 18,845,785      $ 20,703,611      $ 17,699,254      $ 28,028,571
                                                ====================================================================================

DIRECTORS



MIGUEL A. NAZARIO                                                        ROSARIO J. FERRE
Chairman of the Board of the Company and                                 Second Vice President of Luis A. Ferre Foundation, Inc.
Chief Executive Officer
                                                                         EMILIO J. VENEGAS
ALBERTO M. PARACCHINI                                                    President of Sanson Corporation
Vice Chairman of the Board of the Company and Director                   (Rock and Concrete Products)
Director of Banco Popular de Puerto Rico                                 and Secretary of Venegas Construction
(Commercial Bank)                                                        Corporation (General Contractors)

HECTOR DEL VALLE                                                         FEDERICO F. SANCHEZ
Vice Chairman of the Board of the Company                                President of Federico F. Sanchez and
                                                                         Company and Interlink Group, Inc.
ANTONIO LUIS FERRE RANGEL                                                (Real Estate Consultants, Brokers and
President and Chief Operating                                            Developers)
Officer of the Company
                                                                         JORGE L. FUENTES
MARIA LORENZA FERRE RANGEL                                               Chairman of the Board and Chief Executive
Corporate Sales and Marketing Director                                   Officer of Gabriel Fuentes, Jr. Construction Company,
Grupo Ferre Rangel                                                       Inc. and Chairman of the Board and Chief Executive
                                                                         Officer of Fuentes Concrete Pile, Inc.
WALDEMAR DEL VALLE ARMSTRONG                                             (Concrete Pile Foundations)
Attorney-at Law, Partner of Parra,
Del Valle & Limeres                                                      JUAN A. ALBORS
                                                                         President and General Partner of
JOSE J. SUAREZ                                                           Albors Development Corp.
Consultant to the Company                                                (Real Estate Developers and Investors)

ANGEL TORRES                                                             LUIS ALBERTO FERRE RANGEL
President of Bacardi Corporation                                         Director, El Dia, Inc, (Newspaper Publishing Group)

OSCAR A. BLASINI
President of G.B. Investments, Inc.
(Real Estate Development and Investments)

OFFICERS

MIGUEL A. NAZARIO FRANCO
Chairman Chief Executive Officer

ANTONIO LUIS FERRE RANGEL
Presidente and Chief Operating Officer

JOSE O. TORRES
Assistant Secretary, Vice President
 of Finance and Chief Financial Officer

EUFEMIO TOUCET
Executive Vice President Ready Mix Concrete, Inc.

JUAN R. TARAZA
Vice President - Sales

PEDRO A. PAGAN
General Manager St. Regis Paper and Bag Division

PEDRO M. MENA
Treasurer

FERNANDO L. VARGAS
Controller

ETIENNE TOTTI DEL VALLE
Secretary

Stockholders Information


STATUTORY OFFICES                              COMMON SHARE PRICES
Ponce, Puerto Rico                             AND DIVIDEND PER SHARE

EXECUTIVE OFFICES                              The Company's common stock is listed on the New York
Guaynabo, Puerto Rico                          Stock Exchange (trading symbol: PRN).  The following
                                               table sets forth the high and low sales price per share of the
SUBSIDIARIES*                                  common stock.
Florida Lime Corporation
                                                                      ------------------    -----------------
Ready Mix Concrete, Inc.                                                     2001                 2000
                                                                      ------------------    -----------------
Poly Bags & Packaging, Inc.                    Price per share ($)     High       Low        High       Low
                                                                      ------------------    -----------------
Desarrollos Multiples Insulares, Inc.
Limestone Materials, Inc.                      First Quarter           30.30      24.00      34.63     27.88
Ponce Capital Corporation                      Second Quarter          26.35      22.45      32.00     27.63
Ponce Equipment & Maintenance Corp.            Third Quarter           23.50      26.20      31.38     27.63
* All Subsidiaries are 100% owned              Fourth Quarter          24.50      17.05      34.38     29.50
                                               Full Year               30.30      17.05      34.63     27.63

REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services               Dividends per share           $0.76                $0.76
New York, New York


INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers, LLP
San Juan, Puerto Rico

PUBLIC RELATIONS
Public Relations Office
Puerto Rican Cement Co., Inc, San Juan, Puerto Rico

LEGAL COUNSEL
Totti & Rodriguez Diaz
San Juan, Puerto Rico

FORM 10-K
A copy of the Annual Report as filed with the Securities and Exchange Commission on Form 10-K will be mailed upon request made to Mr. Jose O. Torres, Vice
President of Finance and Chief Financial Officer, Puerto Rican Cement Company,
Inc., PO Box 364487, San Juan, Puerto Rico 00936-4487.

PUERTO RICAN CEMENT COMPANY, INC.
ANNUAL MEETING
The Annual Meeting of Stockholders of Puerto Rican Cement Company, Inc. will be held at the office of the Company in Amelia Industrial Park, Guaynabo, Puerto
Rico, on Wednesday, May 1, 2002 at 10:00 a.m.

                           [PUERTO RICAN CEMENT LOGO]
                              PUERTO RICAN CEMENT

                                                                        --------
INTERNET ADDRESS: http//www.precement.com                                 PRN
                                                                         LISTED
                                                                          NYSE
                                                                        --------
Graphic design: Ricardo Class Baerga, Agency: Grand Advertising Inc., Printed by: Advanced Graphics Printing, Inc.


                                       59